Annual Report 2025

TORM PLC
4TH FLOOR, 120 CANNON STREET
LONDON, EC4N 6AS, UNITED KINGDOM
COMPANY: 09818726

Contents

TORM
Strategy

9

Sustainability
Statement

33

Corporate
Governance

106

Financial
Statements

152

ONE OF THE WORLD'S LARGEST OWNERS AND OPERATORS OF TANKERS THAT TRANSPORT REFINED OIL PRODUCTS.

CUSTOMERS CONSIST OF MAJOR INDEPENDENT OIL COMPANIES STATE-OWNED OIL COMPANIES OIL TRADERS, AND REFINERS.

OUR SHARES ARE LISTED ON NASDAQ COPENHAGEN & NEW YORK

21  LR2

10  LR1

62  MR

As of 31 December 2025

At TORM, we are committed to enhancing long-term shareholder value through our culture, clarity of purpose, and strategic advantage. Our One TORM platform unites all parts of the business and powers our ambitions as we embrace our responsibility to lead sustainability through innovation, optimization, and fleet modernization.

SINCE 1889

10 OFFICES

 **~4,000** EMPLOYEES

"

The bedrock of this organization is the people, including those I have been fortunate enough to encounter in my short time here, who embody the desire for relentless improvement that will take us to future success.

- Simon Mackenzie Smith

Simon Mackenzie Smith

CHAIR OF THE BOARD

Jacob Meldgaard

CEO / EXECUTIVE DIRECTOR

Letters from the CEO and Chair

2025 was a year of progress and resilience for TORM. We continued to deliver market-leading results, modernized our fleet, and provided solid dividends to shareholders.

Delivering Amid Geopolitical Tensions

2025 saw continued geopolitical tensions and evolving trade patterns. On key routes impacted by the Red Sea disruption, product flows gained momentum, supported by low diesel inventories and European refinery closures. A reduction in crude carrier cannibalization also strengthened demand for dedicated clean product tankers. Regional dynamics were further influenced by Ukrainian drone attacks on Russian refineries. Despite numerous new-building deliveries, overall clean trading capacity ended slightly below last year, reinforcing a balanced market. As CEO and Executive Director, I am proud that TORM navigated this complex environment and delivered strong operational and financial performance with market-leading freight rates.

Fleet Renewal and Financial Flexibility

I am pleased to share that we continued our disciplined fleet optimization program in 2025. The vessel transactions carried out last year reflect our commitment to maintaining a competitive and fuel-efficient fleet in order to fully capture market opportunities.

To support this strategy and strengthen our financial position, TORM secured new financing commitments on very attractive terms. This refinancing streamlines our capital structure by replacing existing syndicated facilities and leases, supporting long-term shareholder value creation.

Strong Financial Performance

TORM delivered satisfactory net profit of USD 286m in 2025, supported by robust freight rate performance and disciplined cost management. Across our fleet, Time Charter Equivalent earnings were USD 28,783 per day, reflecting strong earnings in each of our vessel classes. In line with our distribution policy, we returned USD 2.12 per share in dividends to shareholders, underscoring our commitment to return free cash generated to our shareholders.

Advancing Sustainability

We remain committed to reducing our environmental footprint and leading the industry's decarbonization efforts. In 2025, we achieved a 43% reduction in carbon intensity compared to IMO's 2008 baseline, thus demonstrating our ambition to operate responsibly and create long-term value for all stakeholders.

Looking Ahead

Just before year-end, TORM appointed Simon Mackenzie Smith as Chair of the Board. Simon brings over 35 years of corporate finance and investment banking experience, including senior leadership roles at Bank of America Merrill Lynch as well as recent experience as chair of a listed company in the UK. His expertise in advising global energy and asset-intensive companies will strengthen TORM's strategic direction. Join me in welcoming Simon to TORM.

The geopolitical landscape remains complex, and market dynamics will continue to evolve. However, with our integrated platform, eco-optimized fleet, and strong balance sheet, TORM is well-positioned to deliver value in the years ahead.

Thank you for your continued trust and confidence in TORM.

Jacob Meldgaard, CEO / Executive Director

Unique Model to Navigate Uncertainty

In late 2025, I was invited to become Chair of TORM. I accepted, assured that I was joining a specialist in the refined oil and products market with a unique business model and an enviable strategic focus. TORM successfully turned market uncertainty into a distinct competitive advantage.

I have witnessed how the One TORM platform encourages every part of the business to work together towards a common goal, and brings commercial and technical management under one structure. The platform is supported by advanced analytics, proprietary digital technology, and continuous refinement, while being a differentiator in a volatile market.

This holistic framework facilitates seamless coordination and swift decision-making, allowing the business to identify and capture attractive trading opportunities across regions. That means TORM can deploy its fleet globally with consistently high operational standards, regulatory protocols and financial resilience securing strong returns, even in challenging conditions.

The Path Ahead

TORM's iconic shipping heritage is an important part of this story both at home in its native Denmark, and globally as a trusted partner. But the bedrock of this organization is the people, including those I have been fortunate enough to encounter in my short time here, who embody the desire for relentless improvement that will take us to future success. That is how TORM will navigate the path ahead to the benefit of all our stakeholders.

Simon Mackenzie Smith, Chair of the Board

Key Figures

TCE Earnings (USD/Day)



EBITDA (USDm)



Adjusted ROIC (%)



Dividend/Share (USD)



	2025	2024	2023	2022	2021
Income Statement (USDm)					
Revenue	1,339	1,559	1,520	1,443	620
Time charter equivalent earnings (TCE) [1] [5]	910	1,135	1,084	982	379
Gross profit [1]	666	896	874	782	188
EBITDA [1]	571	851	848	743	137
Adjusted EBITDA [1]	578	844	846	744	137
Operating profit (EBIT)	356	659	699	602	1
Financial items	-61	-49	-47	-45	-42
Net profit/(loss) for the year	286	612	648	563	-42
Net profit/(loss) ex. non-recurrent items [1]	274	561	596	548	-36
Balance Sheet and Cash Flow (USDm)					
Non-current assets	2,835	2,854	2,179	1,875	1,968
Total assets	3,367	3,470	2,870	2,614	2,331
Equity	2,203	2,075	1,666	1,504	1,052
Total liabilities	1,164	1,395	1,204	1,111	1,279
Invested capital [1]	3,038	3,005	2,426	2,142	2,011
Net interest-bearing debt [1]	848	948	773	650	972
Net Asset Value (NAV) excl. NCI [2]	2,603	2,854	2,858	2,330	1,047
Cash and cash equivalents, incl. restricted cash	164	291	296	324	172
Investment in tangible fixed assets	321	911	608	121	371
Free cash flow	346	385	434	513	-243

	2025	2024	2023	2022	2021
Key Financial Figures [1]					
Gross margins:					
Gross profit	49.7%	57.4%	57.5%	54.2%	30.4%
EBITDA	42.6%	54.6%	55.8%	51.5%	22.1%
Adjusted EBITDA	43.1%	54.1%	55.7%	51.5%	22.1%
Operating profit (EBIT)	26.6%	42.3%	45.9%	41.7%	0.2%
Return on Equity (ROE)	13.4%	32.7%	40.9%	44.0%	-4.1%
Return on Invested Capital (ROIC)	11.5%	24.3%	30.4%	29.2%	0.01%
Adjusted ROIC	10.8%	22.2%	27.6%	28.1%	0.2%
Equity ratio	65.4%	59.8%	58.0%	57.5%	45.1%
TCE per day (USD) [5]	28,783	36,061	37,124	34,154	13,703
OPEX per day (USD) [5]	7,638	7,477	7,069	6,825	6,633
Loan-to-value (LTV) ratio [5]	29.4%	26.8%	27.6%	24.8%	51.2%
Share-Related Key Figures [1]					
Basic earnings/(loss) per share (USD)	2.91	6.54	7.75	6.92	-0.54
Diluted earnings/(loss) per share (USD)	2.85	6.36	7.48	6.80	-0.54
Dividend per share (USD) [6]	2.12	5.10	5.78	4.63	—
Net Asset Value per share (NAV/share) [2]	25.7	29.3	33.4	28.5	13.0
Share price in DKK [3]	126.9	138.4	204.2	198.4	51.7
Share price in USD [3]	19.6	19.5	30.4	29.1	8.0
Number of shares (m) [3] [4]	101.3	97.3	85.7	81.8	80.7
Number of shares, weighted average (m) [4]	98.2	93.6	83.6	81.3	78.1

1) For a definition of the calculated key figures (the APMs), please refer to the glossary on pages 223 - 229.

2) Based on broker valuations as of 31 December 2025, excluding charter commitments.

3) End of period.

4) Excluding treasury shares.

5) For Tanker segment.

6) Dividend per share includes declared and proposed dividends.

ESG Figures

2030 Carbon Reduction (AER)



50%
40%
30%
20%
10%
–%
45.0%
43%
40%
39.5%
2030 target
2025
2024
2023

2050 Carbon Reduction Target



ZERO
emission

2030 Safety Target

0.50
0.40
0.30
0.20
0.10
0.00
0.30
0.35
0.42
0.32
2030 target
2025
2024
2023

Gender Diversity in Leadership



50%
40%
30%
20%
10%
–%
35%
20%
19%
20%
2030 target
2025
2024
2023

	2050 target	2030 target	2025	2024
Environmental				
Carbon reduction (AER)	100 %	45 %	43 %	40 %
Absolute Scope 1 GHG emissions (tCO_2e)	Net-zero	≤1,500,000	1,594,057	1,594,793
Absolute Scope 2 GHG emissions (tCO_2e)	Net-zero	≤600	793	832
Absolute Scope 3 GHG emissions (tCO_2e)	Net-zero	≤1,200,000	1,047,324	1,849,266
SO_x emissions reduction	Net-zero	8 %	24 %	N/A[1]
NO_x emissions reduction	Net-zero	8 %	0.3 %	N/A[1]
PM10 emissions reduction	Net-zero	8 %	(1.3)%	N/A[1]
PM2.5 emissions reduction	Net-zero	8 %	(1.3)%	N/A[1]
Oil spills (ITOPF definition)	0	0	0	0

1) As 2024 is the baseline year, reporting on the reduction in 2024 is not applicable.

→ Read more about our ESG targets in the Sustainability Statement

	2050 target	2030 target	2025	2024
Social				
Port State Control (PSC) deficiencies per inspection (ratio)	TBD	≤0.75	0.84	0.65
Employee engagement participation rate	TBD	≥90 %	95 %	93 %
Employee engagement score [1]	TBD	≥82	82	87
Lost Time Accident Frequency (LTAF) (per million exposure hours)	TBD	≤0.3	0.35	0.42
Underrepresented gender in Board of Directors	TBD	40 %	17 %	20 %
Working conditions in dry docks used by TORM	TBD	2 main dry docks used	2 main dry docks used	N/A
Underrepresented gender in leadership positions	TBD	35 %	20 %	19 %
Governance				
Identified anti-corruption and bribery cases reported to MACN	TBD	100 %	100 %	N/A
ESG screening of tier 1 and 2 suppliers [2]	TBD	100 %	N/A	N/A

1) In 2025, the target had to be multiplied by 10, because we changed the engagement survey system used. For better comparability, the 2024 number is reinstated as per the new scale.

2) The ESG screening framework is not yet fully implemented, therefore no measurements can be made yet.

The Oil Transportation Value Chain

TORM plays an important role in the global value chain of transforming oil resources into energy for consumers worldwide.

The global oil value chain begins with exploration and production, followed by the movement of crude oil to refineries via tankers, pipelines, rail, and/or road. Once refined, these products enter distribution networks that deliver energy to consumers worldwide.

TORM operates primarily in the segment that transports clean petroleum products such as gasoline, diesel, jet fuel, and naphtha, from refineries to onshore terminals and distributors. These products power road transport, aviation, and petrochemical production. We also carry non-fossil liquids, including vegetable oils, ethanol, palm oil, and biofuels, supporting the transition towards greener energy solutions.

Some TORM vessels handle dirty petroleum products, such as residual fuels or crude oil, requiring extensive tank cleaning before switching back to clean cargoes. This flexibility enables us to adapt quickly to shifting trade flows.

Transportation patterns are constantly evolving. Refinery closures in importing regions, for example, reduce crude movements but increase demand for refined product transport. Looking ahead, structural changes in global energy markets, such as the pace of decarbonization and regional supply shifts, will reshape the value chain.

TORM is positioned to lead in this dynamic environment. Our integrated One TORM platform, supported by advanced analytics, enables us to anticipate market shifts, optimize fleet deployment, and capture opportunities across both fossil and non-fossil cargoes. As energy demand scenarios extend well into the coming decades, agility and innovation will remain central to our strategy.

The Oil Transportation Value Chain



EXPLORATION TRANSPORTATION REFINING TRANSPORTATION

Clean products
Condensate   MTBE
Diesel/gasoil   Ethanol
Methanol   Jet fuel/kerosene
Naphtha   Vegetable oil
Gasoline   Biofuel

Dirty products

STORAGE/DISTRIBUTION END USER

Strategic Framework

OUR VISION

The Reference Company in the Shipping Industry

At TORM, we strive to be the reference company in the shipping industry. We aim to achieve this by utilizing our integrated business model to serve our customers with attention to safety, reliability, and commitment to the environment.

OUR STRATEGIC CHOICES

Leading Product Tanker Owner Focused on Energy Efficiency

TORM's strategy is to sustain industry leadership through strong financial flexibility, fully integrated operations, and a high-quality fleet. We prioritize long-term value creation, as well as ongoing energy optimization to support our net zero CO_2 emission target for 2050.

OUR WAY OF WORKING

Superior Operating Model for Performance

TORM operates on a fully integrated platform that unites commercial leadership and high quality technical management while putting safety first. A strong digital foundation enhances transparency, vessel positioning, and performance.



The Reference Company in the Shipping Industry

Leveraging Strategic Optionality

Operating in a constantly changing world requires flexibility. At TORM, we have embedded optionality into our strategy, which enables us to act swiftly when attractive opportunities arise. This approach allows us to diversify and adapt, for instance by entering new trades, such as methanol cargoes with our MR vessels, or by optimizing fleet deployment across the most profitable basins.

Optionality also extends to fleet management. Our high operational standards allow us to retain vessels regardless of age until market conditions favor trading rather than divestment. This ensures strong tradability and access to a broader customer base. This flexibility is a key competitive advantage, supported by our integrated One TORM platform.

Advantages of the One TORM Platform

The One TORM platform is the foundation of our success. By integrating commercial and technical management, we deliver superior performance and create long-term value for customers and shareholders. Our proprietary positioning model consistently outperforms the market, ensuring vessels are deployed where earnings potential is highest.

Beyond commercial performance, the platform drives innovation in energy efficiency and sustainability. We are committed to achieving ambitious CO_2 reduction targets through technological upgrades, operational optimization, and continuous fleet renewal with eco-efficient vessels.

Guided by Our Core Values

In 2025, we continued to anchor our core values across our entire organization, following the introduction of the values in 2024 as an updated and cohesive cultural foundation. These values guide our strategic decisions and way of working.

Our three core values are:

- Committed to People
- Pursuing Innovation
- Always Delivering

Developed in a cross-organizational process involving input from all levels of employees and reflection from the Senior Management Team and the Board of Directors, these values are a representation of how we collaborate and conduct business at TORM. The core values are designed to resonate clearly with our people and connect directly to daily work in different functions and locations.

Active Management of Market Exposure

We actively manage our market exposure to optimize earnings across cycles. While we primarily operate in the spot market, we selectively use coverage options when rates are attractive:

- Time Charter (TC) contracts – Chartering a specific vessel to a customer for 12–36 months, providing longer-term stability and pricing advantages.
- Contracts of Affreightment (CoA) – Agreements covering multiple consecutive cargoes over approximately 12 months, securing predictable volumes at agreed rates.
- Forward Freight Agreements (FFA) – Financial instruments to hedge forward freight prices for up to 12 months, offering flexibility to adjust length and volume or exit early.

By combining these instruments with dynamic fleet positioning, we aim to maintain flexibility, adapt to changing market conditions, and secure competitive advantage in a volatile environment.

Fleet Growth Through Financial Engineering

TORM has pioneered share-based vessel transactions as a strategic tool to expand and renew our fleet while safeguarding a strong capital structure. This model has enabled us to add modern, fuel-efficient tonnage, strengthen share liquidity, and maintain financial resilience. By creating a standardized framework that combines financial innovation with operational excellence, we have unlocked new growth opportunities and enhanced our ability to scale efficiently in a dynamic market.

Creating Shareholder Value

Our focus extends beyond short-term distributions. While we have historically returned excess liquidity to shareholders, our long-term priority is to create sustainable value through disciplined capital allocation and strategic fleet investments, along with our operational leadership. Along with our strategic fleet optionality, this approach supports high returns on Net Asset Value (NAV). By balancing financial strength and environmental responsibility, we aim to deliver superior returns over time, not just through dividends, but by building a stronger, more resilient company for the future.

→ Read more on the operational leverage of TORM's spot market exposure in the Financial Outlook on page 28

The Versatile TORM Fleet

Operating across all major vessel classes in the product tanker market, we continue to prioritize flexibility to make our fleet competitive and attractive in a dynamic market.

At TORM, we continuously enhance the trading flexibility of our fleet by increasing cargo optionality. In recent years, we have strengthened our chemical capabilities and are actively exploring opportunities to diversify further.

Our MR fleet is built to transport all standard petroleum products, and a portion of the vessels are additionally equipped to carry chemical cargoes. Several units are fully methanol-capable, while others are fitted to handle a broad range of chemical grades. Additional upgrades are under review to further increase compatibility, ensuring we remain agile and ready to meet evolving customer demands.

This strategic focus on cargo flexibility enables TORM to leverage emerging trade flows, diversify revenue streams, and secure long-term competitiveness in a dynamic market.



LR2 vessels provide flexibility to enter Afra/crude markets when attractive opportunities arise. With a strong LR2 presence, TORM can seamlessly switch between product and crude trades without losing scale in either market.



LR1 vessels offer cross-segment adaptability, shifting between LR2 and MR trades. For example, LR1s can handle MR cargoes from the US Gulf or LR2 routes such as Arabian Gulf to Japan, maximizing utilization across basins.



MR vessels are highly versatile, capable of carrying a wide range of clean petroleum products and select non-fossil liquids. This flexibility ensures strong utilization and positions TORM to capture opportunities across diverse trade lanes.

Greener Future With Zero Emissions

We leverage TORM's market leadership to drive the product tanker industry towards a more sustainable future and pursue solutions that benefit generations to come.

At TORM, sustainability is a strategic imperative that underpins our long-term success. By aligning environmental stewardship with operational excellence, we aim to create lasting value for our stakeholders while contributing to a cleaner, more resilient global economy.

An Environmentally Responsible Future

TORM is committed to combating global climate change and minimizing pollution to the seas and air. A key focus for us is to reduce CO_2 emissions through a structured approach and continuously optimize energy efficiency across the short, medium, and long terms.

While oil and refined products remain essential to global societies, decarbonization and broader ESG agendas will shape the future of the product tanker industry. TORM aims to transport products as efficiently and responsibly as possible.

2030 and 2050 Targets

In 2024, one year ahead of schedule, we achieved our 2025 CO_2 intensity reduction target of 40% compared to the IMO's 2008 baseline. This milestone is six years ahead of the IMO's industry-wide goal of 40% reduction in 2030, which underscores our leadership in decarbonization.

Further progress was made in 2025, reinforcing our commitment to continuous improvement and positioning TORM firmly on track toward our next target: 45% CO_2 intensity reduction by 2030. Our long-term ambition remains net-zero emissions from operating our fleet by 2050. These goals are supported by clear performance measures embedded across TORM's management and organization.

Energy Transition Roadmap

To deliver on our 2030 and 2050 ambitions, TORM has developed an integrated energy transition plan. This plan is embedded in our annual cycle and budget process, ensuring Senior Management and the Board of Directors maintain focus on progress and pace.

The roadmap to 2030 relies on concrete initiatives and proven technologies, and we push even further by pursuing innovation and testing new solutions. Beyond 2030, achieving net-zero emissions from operating our fleet by 2050 will depend on industry-wide advancements, including the adoption of zero-emission vessels and supporting fuel infrastructure.

→ Read more on TORM's ESG target on page 7

→ Read more on TORM's Energy Transition Plan on page 61



2025 TARGET ✓
40%
reduction in carbon intensity

2030 TARGET
45%
reduction in carbon intensity

ZERO
CO_2 emissions
2050 TARGET

Superior Operating Platform

We achieve market-leading performance and synergies across vessel classes by managing our fleet on the fully integrated One TORM operating platform.

Operating our entire fleet as one, we unlock synergies across vessel classes and ensure optimal tradability. At the core of One TORM is integrated commercial and technical management, which brings people, vessels, and systems together to maximize efficiency and performance.

A Unified Approach for Better Results

On the One TORM platform, commercial, technical, sale and purchase, and support functions collaborate toward common goals in a network-based organization. This structure enables fast, informed decision-making and creates alignment across all stakeholders. The integration is powered by a sophisticated data platform that prioritizes collaboration, transparency, and data quality.

Creating Value for Customers

The One TORM model offers customers a unique proposition: accountability, safety, and insight into vessel performance. Through fleet-wide monitoring and real-time information sharing, we identify and address inefficiencies almost instantly. This allows us to reduce resource use, lower costs, and minimize environmental impact. If a vessel does not operate optimally, we know immediately and act decisively.

Safety and Sustainability at the Core

Safety remains a strategic priority. Our One TORM Safety Culture program strengthens safety beyond compliance, reflecting our belief that profitability and safety go hand in hand. This program is embedded across the organization and we ensure further development in order to meet rising standards.

Looking Ahead

One TORM is a dynamic platform that will continue to evolve. By leveraging advanced data analytics, digital tools, and collaborative processes, we aim to further optimize performance, enhance customer value, and deliver attractive returns for our shareholders.

Our ambition is clear. We seek to keep improving operational excellence and sustainability in global shipping. At the same time, TORM aspires to be the reference company in the product tanker industry, setting the benchmark for quality, reliability, and responsible operations.

Purchasing Second-Hand Vessels

Our approach to acquiring second-hand vessels demonstrates the efficiency of the One TORM platform. Fleet renewal and expansion remain core priorities, and each newly acquired vessel is integrated through a structured, cross-functional process designed to quickly bring it up to TORM's high operational standards.

Before purchase, potential vessels undergo a thorough screening process followed by detailed inspections to assess technical condition, quality, and compliance. Commercial, technical, and financial teams work closely together to ensure that every acquisition supports our long-term strategic ambitions and meets the expectations of our customers and stakeholders.

Once a vessel joins our fleet, we implement a comprehensive upgrade program to align it with TORM's standards. This includes installing energy-efficiency equipment, improving cosmetic appearance for safety and vetting, and applying TORM's operational processes. The program is coordinated across departments to determine which upgrades are needed and schedule them for optimal timing during drydocking.

This integrated approach ensures that every vessel meets our performance, safety, and sustainability requirements, which in turn reinforces the strength of the One TORM model.

Risk Management

TORM adapts to environmental changes, mitigates risks, and seizes opportunities. Systematically managing risk is key to creating and protecting value.

Risk Management Framework

We acknowledge that TORM faces a range of risks in doing business and that our success depends on identifying, balancing, and deciding how to best manage and mitigate risks. We believe that a strong risk management framework is vital to protect TORM.

On an annual basis, TORM conducts an Enterprise Risk Management (ERM) process, during which the critical risks facing TORM are identified, assessed, and discussed by the Management in TORM and subsequently approved by the Board's Risk Committee.

The objective for TORM and our shareholders is to be adequately rewarded for any desired risk tolerance level, and that the governance structure tailored to oversee the risk management activities is in place, so that risks are mitigated to the extent desired.

Governance

TORM's risk management approach emphasizes the accountability and oversight of management. The identified risk responsibility is assigned to the Management team member most suited to manage the risk. This person is required to continually monitor the risk, implement and maintain mitigating actions, evaluate, and report.

If the consequence of a risk exceeds the agreed risk tolerance, TORM's Management is required to assess if implementation of additional mitigating controls is possible and necessary until the desired risk level is achieved.

TORM's risk management framework acknowledges that unforeseen or "black swan events" occur in the maritime industry. Therefore, TORM accepts this type of risk and will have a plan or will diligently develop a plan in case such events materialize. The ability to react to and navigate an unpredictable future is managed in close collaboration between the Management and the Risk Committee via agreed predefined accepted risk tolerance levels, which are reported on at regular meetings or, if needed, extraordinarily.

Risk Assessment Process

TORM's risk identification process stipulates that the risk department conducts risk interviews with Heads of Departments and the Management on an annual basis to identify principal and emerging risks. Identified risks are prioritized, challenged, and approved by Senior Management as risk owners. This also includes the assessment of availability and effectiveness of mitigating actions taken to avoid or reduce the impact or occurrence of the underlying risks.

The risks are reassessed with the Risk Committee at a minimum on a quarterly basis, and if specific events occur, they may require a reassessment. The identified risks in TORM are divided into top risks and watch list risks.

TORM's Risk Tolerance and Main Risk Exposure

The Management and the Risk Committee discuss and decide on TORM's risk tolerance of principal and emerging risk exposures. TORM's risk tolerance and inherited exposure risks are divided into five main categories and emerging risks:

- Industry and market risks
- Operational risks
- Compliance and IT risks
- Financial risks
- Emerging risks

TORM's General Risk Tolerance Per Group of Risk Categories

Industry and Market Risks
TORM accepts taking calculated risks, where the expected return outweighs the evaluated risk exposure.

Operational, Compliance, and IT Risks
TORM is risk-averse or risk neutral and seeks to eliminate, minimize, or reduce these risks through robust controls, processes, and continuous improvement.

Financial Risks
TORM is risk adverse regarding financial risks. In essence, TORM will seek to mitigate any such risks to a meaningful minimum level.

TORM's top risks measured on likelihood and consequence are listed below and displayed on the heat map.

Emerging Risks and Climate Related Risks
TORM's long term risks are viewed as directly related to climate change.
→ Emerging risks and climate related risks are described in our Sustainability Statement in the E1 section on page 51

Overall Risk Picture
TORM's overall risk profile remains stable and well-controlled, with market risk intentionally retained as source of value creation and all other risks minimized to the extent possible. This disciplined approach supports TORM's long-term resilience and ability to deliver sustainable value to stakeholders.

The Risk Committee and Senior Management have carried out a robust assessment, under the Corporate Governance Code, of the principal and emerging risks which TORM faces, including those that would threaten our business model, future performance, solvency or liquidity, and reputation.
→ Each of the top risks are described on pages 16-17

Alignment with Risk Appetite
There is clear alignment between TORM's risk appetite and the net severity of all principal risks, with the exception of severe vessel accidents, which due to their inherent nature cannot be fully eliminated. These are managed through best-in-class safety standards and comprehensive insurance coverage.

Development Compared to Last Year
Industry and Market Risks
TORM's market risk exposure remains high, and we are exposed to potentially adverse market conditions on freight, bunkers, and vessel values. The residual risk level, post mitigations, is considered manageable due to a strong capital structure and our liquidity readiness while continually assessing the market fundamentals and mitigating factors.

The risks are deemed to have increased slightly in likelihood compared to last year due to general geopolitical uncertainty.

Operational Risks
Oil major approval risk is considered to be at a low level due to continuous focus and efficient controls. Risk is slightly lower due to effective implementation of SIRE 2.0.

In the event that TORM becomes involved in an environmental disaster, this would severely damage our business and reputation. It is considered highly unlikely that a vessel accident with severe oil pollution would occur. In the unlikely event, we would most likely be covered by insurance.

Events such as piracy and terrorism could result in kidnapping or injury to seafarers or vessel damage. Attacks by Houthi rebels on vessels in the Bab-el-Mandeb Strait, a narrow passage connecting the Red Sea to the Arabian Sea, have caused significant disruptions to shipping traffic. The Red Sea is a crucial trade route for global commerce, connecting Asia and Africa with Europe. TORM decided to temporarily put a halt to transit via the strait of Bab-el-Mandeb in the Red Sea. We deem that the risk of maritime safety threats is slightly increased since last year due to the increase in piracy attacks in the East Africa region.

Compliance and Cyber Risks
Due to the Russian invasion of Ukraine, sanctions have increased. The likelihood of violating sanctions is deemed minor and manageable due to TORM not trading Russian customers along with mitigating activities, which involve training of personnel as well as digital and automized sanction screening systems.

Cyber security is the risk of system unavailability and data loss due to cyberattacks. Risk impact is damages paid due to loss of customer data and business interruption. Loss of reputation can be a significant cause of financial loss of businesses after a cyber incident. Impact is deemed minor due

to short IT recovery times and effective Business Continuity Plans. Likelihood is considered slightly increased compared to last year due to evolving threat landscape.

Financial Risks
TORM's financial gearing, liquidity buffer, and break-even levels have maintained the liquidity risk at an acceptable level. Considering the high value generation and current mitigation activities, the breach of covenants is considered unlikely.

→ Read more about mandates and sensitivity analysis of the various risks in Note 24 on page 191



Description of Top Risks

	Industry and Market Risks			Operational Risks		
	 **A** Tanker Freight Rates	 **B** Bunker Price	 **C** Asset Management	 **D** Oil Major Approval	 **E** Severe Vessel Accident	 **F** Maritime Safety Threats
 **Risk**	Sustained low tanker freight rates or inability to predict and respond timely and accurately to freight rate developments.	Unexpected bunker price increases not covered by corresponding freight rate increases.	Unexpected value depreciation of vessels. The most exposed vessels are older vessels due to new legislation driven by the climate change agenda.	A sudden and unexpected breach in quality requirements of a single vessel or continuous decrease in quality across the fleet.	A severe vessel accident such as an environmental disaster or material damage or personal injury.	A maritime venture has inherent hazards. Events such as piracy and terrorism are considered main security risks.
 **Potential Impact**	TORM's profitability would be negatively impacted in case of a distressed product tanker market.	Vulnerability to a sustained increase in the bunker price and pass-through to charterers may not have an immediate effect, meaning that TORM may temporarily bear the full effect of price increases.	A decline in TORM's net asset value, which could lead to a requirement from banks to provide additional security. TORM would also be exposed to cyclical asset prices and assets contracted at too high prices.	The risk of a partial ban of the TORM tanker fleet by one or more oil majors.	TORM's involvement in an environmental disaster would damage TORM's reputation and impair our tradability with oil majors.	Events such as piracy and terrorism could result in kidnapping of or injury to seafarers or vessel damage.
 **Mitigating Activities**	TORM's spot-oriented strategy limits possible mitigation. Unleveraging is considered when terms and pricing are deemed attractive hereunder with time charter-outs and FFA coverage.	In general, TORM does not hedge future bunker expenses. In the case that freight income is fixed, TORM does hedge future bunker exposures.	With a conservative capital structure, focus on conservative loan-to-value, and a close view of the market, TORM maintains flexibility and an ability to act in the asset market.	TORM's integrated platform with in-house safety and technical and operational staff secures continued focus on quality and high vetting standards.	Disaster recovery plans for emergency situations are in place as well as an ongoing safety resilience program to enhance safety culture, including officers being trained as safety ambassadors.	TORM's internal Trading Restrictions Committee has oversight of security threats and decides how best to avoid and mitigate the risk. TORM follows all industry best practices and has procedures in place in case of an incident.

Description of Top Risks

	Compliance and IT Security Risks			Financial Risks
	 **G** Legal Compliance	 **H1** Cyber Security (Onshore)	 **H2** Cyber Security (Offshore)	 **I** Liquidity Risk
 **Risk**	Legal or policy non-compliance or ethical misconduct. The risk consists of competition law, corruption, fraud, and sanctions.	System unavailability and data loss due to cyber attacks caused by increasing interconnectivity and severe external threat of cyber crime are driving higher frequency and severity of incidents.	Increasing digitalization of vessel operations—such as navigation, engine controls, satellite communication, and onboard monitoring—heightens exposure to cyber threats targeting vessel systems. Global operations further increase vulnerability due to reliance on external connectivity and varied port state cyber environments.	Liquidity risk is driven by financial gearing, liquidity reserve, distribution policy, maintenance requirements, fleet employment strategy, and required vessel investments.
 **Potential Impact**	TORM's inability to comply with rules and regulations could lead to penalties, reputational damage, or the inability to operate in key markets.	Business interruption and disruption to trading resulting in loss of business or theft of money.	A successful cyberattack could impact on an individual vessel and may cause operational disruptions, compromise navigational accuracy, and compromise essential controls. It may also lead to financial loss, reputational damage, or regulatory consequences.	Sustained low freight rates or another unforeseen adverse development could jeopardize liquidity, lead to covenant breaches, and hence inflict costs and lack of operational maneuverability.
 **Mitigating Activities**	Compliance and awareness training is mandatory for all employees. In connection with sanctions, a know-your-customer screening system has been implemented.	Business continuity plans have been implemented covering the entire group. The plans include assessment and contingency of critical systems in case of business interruption. Implementation of group-wide IT Security Policy and IT Risk Management Policy. The policy ensures continuous focus on capacity to detect and react to cyber attacks.	TORM applies vessel level cybersecurity measures including the segregation of operational and IT networks, access control, securing communication channels, vulnerability detection and assessment, and regular system updates. The crew receives basic cybersecurity training, and onboard systems are monitored with assistance from shore-based teams. Cyber preparedness aligns with relevant maritime cybersecurity guidelines.	Conservative financial leverage guided by short and long-term cash flow forecasting with stress-testing of critical assumptions. Constantly maintaining sufficient cash buffers and a tangible catalog of available liquidity-enhancing initiatives in alignment with our Distribution Policy.

Market Review

Geopolitical tensions remained a major driver of the product tanker market.

Geopolitical Turbulence

During 2025, the product tanker market remained strongly affected by geopolitical factors. In addition to the Ukraine-Russia war and the Red Sea disruption, the new administration in the US implemented trade policies that resulted in increased market volatility. Although most of these policies did not have a direct effect on the product tanker market, or only a temporary effect, this added extra uncertainty to the market.

Red Sea Disruption

Product flows on the main trade routes affected by the Red Sea disruption (Middle East Gulf/India/Far East to Europe) remained relatively subdued in the first half of the year, neutralizing the positive ton-mile impact from vessel rerouting towards Cape of Good Hope. After a strong recovery in volumes in the third quarter, volumes on the route once again declined with heavy refinery maintenance in the Middle East in the fourth quarter. For the full-year 2025, flows affected by the Red Sea disruption declined by 13% compared to one year prior. While the majority of vessel owners continued to avoid transiting the Red Sea, some cargo volumes returned to the Red Sea during the year as the conflict between Israel and Hamas eased. By year-end, volumes transitting the Red Sea stabilized at around 40% of the pre-disruption levels, compared to less than 10% observed in 2024.

Tighter Sanctions Against Russia

2025 saw a significant number of tankers added to sanctions lists by the US, the EU, and the UK. In January 2025, the outgoing Biden administration issued OFAC sanctions against more than 140 tankers related to the Russian oil sector. This had a profound impact on the productivity of the affected fleet, with ton-miles "carried" by sanctioned vessels immediately plunging by more than 60%.

Since the beginning of the year, the EU and UK continued to tighten sanctions against Russia, sanctioning over 490 individual crude and product tankers involved in transporting Russian oil and oil products. Also a ban on imports of oil products derived from Russian crude was introduced, closing a loophole which had allowed refineries in non-EU countries to export diesel and jet fuel processed of Russian crude oil to the EU. This ban took effect in January 2026.

In October 2025, direct sanctions on Russia were imposed for the first time under the Trump administration in the US, targeting Russian oil majors Rosneft and Lukoil and thereby Russian revenues from oil exports.

Global Oil Demand and Refinery Landscape

While geopolitical issues and market disruptions continued to be the main drivers of the product tanker market in 2025, important developments in the market fundamentals occurred.

According to IEA's estimates, global oil demand grew by 0.8m b/d in 2025. Global refinery capacity at the same time declined by 0.5m b/d, reversing the trend of refinery capacity growth seen in the previous three years. During 2025, three refineries in Northwest Europe with a combined capacity of 0.4m b/d (5% of the region's refining capacity) were closed. This added to the region's middle distillate deficit. Similarly, closure of 0.16m b/d Phillips66 Los Angeles refinery shaved off 6% of the US West Coast refining capacity and increased the region's need for imported gasoline and jet fuel.

In addition, 0.27m b/d LyondellBasell refinery in Houston was closed in early 2025. However, contrary to expectations, US Gulf Coast product exports did not decline as higher crude runs at remaining refineries in fact led to 3% year-on-year increase in product exports.

Tanker Freight Rates in 2025
SOURCE: CLARKSONS

AVERAGE TCE IN USD/DAY
50,000
40,000
30,000
20,000
10,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
LR2 Ras Tanura - Chiba
LR1 Ras Tanura - Chiba
MR Average

Middle East Gulf/India/Asia CPP Exports to Europe
SOURCE: KPLER



K B/D
1250
1000
750
500
250
0
2023
2024
2025
Via Suez Canal
Via Cape of Good Hope

On the other hand, intensified Ukrainian drone attacks on Russian refineries in the second half of the year cut Russian oil product exports by 7% year-on-year, although this was offset by higher crude exports from the country.

East of Suez, product export volumes from the Middle East increased compared to the previous year despite extensive refinery maintenance at the end of the year. China's product exports remained unchanged, capped by export quotas. Overall, clean petroleum product (CPP) ton-miles declined 4% year-on-year in 2025 as the Red Sea effect partially subsided. They remained nevertheless 5% above the pre-Red Sea disruption levels in 2023.

Crude Tanker Cannibalization

Compared to 2024, crude tanker cannibalization of the CPP trade returned to historically normal levels in 2025. VLCCs and Suezmaxes accounted on average for 2% of the volume of clean petroleum products loaded on crude tankers. Crude cannibalization declined especially in the last quarter of 2025, amid a strengthened crude tanker market.

Effective Fleet Growth

While the nominal product tanker fleet capacity increased by 5.3% in 2025, the product tanker fleet capacity actually transporting clean petroleum products ended 2025 at the same level as 2024. This reflects a net migration of around 50 LR2s into dirty trades during the year, driven by an increased need for vessels in the Aframax trade as almost 40% of the Aframax fleet falls under OFAC, EU, or UK sanctions. Multi-year high crude tanker earnings towards the end of the year further incentivized LR2 dirty-ups.

LR2 Fleet in CPP and DPP
SOURCE: TORM



CPP Ton-Miles by Vessel Segment
SOURCE: KPLER



Financial Review 2025

Financial review for the year ended 31 December 2025.

Highlights

Looking back, 2025 was a year in which geopolitics shaped the rhythm of global trade. The introduction of US tariffs and subsequent uncertainty around USTR-related port fees set the tone early in the year. As months passed, Houthi attacks and the unpredictability surrounding Suez Canal transits continued to affect shipping routes and schedules. At the same time, tightened sanctions on Russia, Iran, and Venezuela reshaped energy flows, while a brief but intense conflict between Israel and Iran, alongside stepped-up Ukrainian strikes on Russian infrastructure and shadow tankers, added further tension to an already complex landscape.

Against this challenging environment, we kept our focus at TORM on operational excellence and agility. Our scalable platform and disciplined commercial approach enabled us to navigate market fluctuations and strengthen our standing as a dependable, resilient leader in the product tanker industry.

In 2025, TORM achieved time charter equivalent (TCE) earnings for the Tanker segment of USD 909.7m, placing the result near the top end of the guidance range of USD 650–950m provided in the Annual Report 2024. Group EBITDA reached USD 570.8m, also well within the guided range of USD 350–650m. Despite elevated geopolitical tensions, freight markets remained firm throughout the year, with fleet-wide rates ranging from USD/day 26,672 in the second quarter of the year to USD/day 31,012 in the third quarter of the year.

This strong performance enabled significant dividend distributions to our shareholders and reflected our continued commitment to long-term value creation.

Distribution

TORM's Board of Directors has on the date of this report approved an interim dividend for the fourth quarter 2025 of USD 0.70 per share to be paid to shareholders corresponding to an expected total dividend payment of USD 70.9m. The distribution for the quarter is equivalent to 82% of net profit. The payment date is 25 March 2026 to all shareholders on record as of 12 March 2026, and the ex-dividend date is 11 March 2026 for the shares listed on Nasdaq OMX Copenhagen and 12 March 2026 for the shares listed on Nasdaq New York.

The dividend payment will not be recognized as a liability and there are no tax consequences.

Key Developments for the Tanker Segment

USDm	2025	2024	Change
Income Statement			
Revenue	1,314.2	1,544.0	-229.8
Port expenses, bunkers, and commissions	-404.5	-409.2	4.7
Time charter equivalent (TCE)	909.7	1,134.8	-225.1
Operating expenses	-253.1	-245.6	-7.5
Profit from sale of vessels	17.8	51.3	-33.5
Administrative expenses	-106.5	-87.9	-18.6
Net profit/(loss) for the year	284.8	614.1	-329.3
Balance Sheet			
Vessels, capitalized dry-docking and prepayments on vessels	2,820.9	2,843.9	-23.0
Total assets	3,347.9	3,456.0	-108.1
Borrowings, current and non-current	998.0	1,224.3	-226.3
Total liabilities	1,151.4	1,383.1	-231.7
Key Figures			
TCE per day (USD)	28,783	36,061	-7,278
OPEX per day (USD)	7,638	7,477	161

Income Statement

TCE

In 2025, the average TCE rate/day for the Tanker segment decreased 20.2% from USD 36,061 in 2024 to USD 28,783 in 2025. This decrease was primarily driven by lower revenue following changes in market conditions.

As referred to above, the operating environment in 2025 continued to be shaped by geopolitical uncertainty, affecting trading patterns and vessel availability. Ongoing Red Sea disruptions, expanded sanctions on Russian exports, and refinery closures in Europe and the United States supported demand for transportation of refined oil products. The decrease, compared to 2024, was impacted especially by higher revenue in the first half of 2024, where product tanker earnings benefited from elevated ton-mile demand as attacks near the Bab al-Mandeb Strait led to widespread rerouting around the Cape of Good Hope. From the second half of 2024 and into 2025, this effect was largely offset by crude tankers cannibalizing LR2 trades of clean petroleum products, substantially reducing revenue compared to the first half of 2024. During 2025, crude tanker cannibalization returned to historically normal levels. The ton-mile effect also declined year-on-year, although it remained above pre-Red Sea disruption levels in 2023, partly offsetting the positive impact from reduced crude tanker cannibalization.

Consequently, revenue for the Tanker segment for the year 2025 decreased by USD 229.8m to USD 1,314.2m compared to 2024, corresponding to a 14.9% decrease. The decrease in revenue was partly offset by an increase in earning days of 553 days equivalent to 1.8% compared to 2024.

Port expenses, bunkers, and commissions for the Tanker segment were USD 404.5m in 2025, a decrease of USD 4.7m compared to USD 409.2m in 2024. The decrease can primarily be attributed decreased bunker expenses of USD 34.6m partly offset by increased port expenses of USD 12.7m, increased losses on realized and unrealized derivative financial instruments regarding freight and bunkers of USD 14.8m, and increased expenses related to EU allowances and FuelEU compliance of USD 5.5m.

Change in Time Charter Equivalent Earnings in the Tanker Fleet

USDm	MR	LR1	LR2	Total
Time charter equivalent earnings 2024	689.2	130.1	315.5	1,134.8
Change in number of earning days	-1.5	3.1	23.3	24.9
Change in freight rates	-137.1	-31.6	-67.9	-236.6
Other	0.6	0.5	-14.5	-13.4
Time charter equivalent earnings 2025	**551.2**	**102.1**	**256.4**	**909.7**



Earnings Data

USDm	2024 Full year	2025					% change Full year
		Q1	Q2	Q3	Q4	Full year	
LR2 vessels							
Available earning days [1]	6,859	1,856	1,866	1,781	1,872	7,375	8%
Spot rates [2]	45,752	29,408	33,351	35,996	38,109	34,340	-25%
TCE per earning day [3]	44,824	33,806	35,459	38,685	35,567	35,850	-20%
LR1 vessels							
Available earning days [1]	3,531	879	905	911	919	3,614	2%
Spot rates [2]	37,557	24,025	28,679	29,770	26,949	27,181	-28%
TCE per earning day [3]	36,998	24,947	27,371	29,508	31,075	28,262	-24%
MR vessels							
Available earning days [1]	20,897	5,326	5,117	5,167	5,241	20,851	—%
Spot rates [2]	33,563	24,659	23,950	28,310	29,515	26,514	-21%
TCE per earning day [3]	33,026	24,675	23,345	28,632	28,832	26,374	-20%
Total							
Available earning days [1]	31,287	8,061	7,888	7,859	8,032	31,840	2%
Spot rates [2]	36,303	25,519	26,412	29,962	31,032	28,170	-22%
TCE per earning day [3]	36,061	26,807	26,672	31,012	30,658	28,783	-20%

1) Total available earning days = Total calendar days less off-hire days.

2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.

3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 223 to 229.

Operation of Vessels

The development in operating expenses (OPEX) for the Tanker segment is summarized in the table on this page. The table also summarizes the operating days and the reconciliation to available earning days for TORM's fleet (including both owned vessels and vessels financed via bareboat charters in sale-and-leaseback arrangements).

OPEX for the Tanker segment increased by USD 7.5m to USD 253.1m in 2025 compared to USD 245.6m in 2024. This was due to 272 additional operating days compared to 2024 and increased operating expenses per day of 2.2% stemming from general price increases combined with costs related to recently acquired second-hand vessels partly offset by the divestment of older tonnage.

The total TORM fleet had 1,287 off-hire and dry-docking days, corresponding to 3.9% of operating days in 2025. This compares to 1,568 off-hire and dry-docking days in 2024 or 4.8% of operating days. The lower relative share of operating days in 2025 compared to 2024 is driven by 19 delivered vessels in 2024 compared to six in 2025, several of which went into drydocking immediately after takeover.

Administrative Expenses

In 2025, administrative expenses for the Tanker segment increased by USD 18.6m to USD 106.5m compared to 2024. The primary factors were a donation to the TORM Foundation of USD 6.9m and increased wage expenses of USD 5.4m related to an increased workforce and general salary regulations. The development is supported by additional expenses of USD 3.9m as a result of the introduction of a new 2025 retention program for certain employees and the CEO and an acceleration of the vesting date for the previous 2023 retention program. For more information, refer to Note 5 - Staff Costs.

Change in Operating Expenses

USDm	MR	LR1	LR2	Total
Operating expenses 2024	163.1	26.9	55.6	**245.6**
Change in operating days	0.5	-0.2	1.8	**2.1**
Change in operating expenses per day	4.7	—	0.7	**5.4**
Operating expenses 2025	**168.3**	**26.7**	**58.1**	**253.1**

Change in Operating Days

Days	MR	LR1	LR2	Total
Operating days in 2024	21,914	3,677	7,264	32,855
Change in operating days	70	-27	229	272
Operating days in 2025	**21,984**	**3,650**	**7,493**	**33,127**
Off-hire, including dry-docking	-1,133	-36	-118	-1,287
Available earning days 2025	**20,851**	**3,614**	**7,375**	**31,840**

Change in Operating Expenses Per Day

USD/day	MR	LR1	LR2	Total
Operating expenses per operating day in 2024	7,445	7,310	7,659	7,477
Operating expenses per operating day in 2025	7,655	7,314	7,746	7,638
Change in the operating expenses per operating day in %	3%	—%	1%	2%

Balance Sheet

Assets

TORM's total assets for the Group decreased by USD 102.6m to USD 3,367.0m as of 31 December 2025, mainly driven by a decrease of the total assets for the Tanker segment of USD 108.1m to USD 3,347.9m. The reduction in the Tanker segment was primarily driven by a lower balance of cash and cash equivalents, including restricted cash of USD 129.3m, mainly due to utilizing available liquidity in connection with a major refinancing to reduce borrowings and concurrently strengthen TORM's financial flexibility through increased revolving credit facilities.

As of 31 December 2025, the carrying amount of vessels and capitalized drydocking in the Tanker segment amounted to USD 2,806.8m compared to USD 2,843.9m at end of 2024. This decrease was due to the divestment including delivery to new owners of seven older vessels of USD 127.2m, depreciation of USD 209.1m, offset by the investment in and delivery of six new second-hand vessels including capitalized drydocking of USD 299.2m. From the vessel divestments during 2025, profit from sale of vessels was USD 33.5m lower than 2024 due to fewer vessel transactions and generally lower market value of vessels compared to 2024.

Based on the average broker valuations from two internationally recognized shipbrokers, TORM's fleet on water had a market value of USD 3,177.5m as of 31 December 2025, 12.8% (2024: 26.0%) above the carrying value for the TORM Group of USD 2,816.6m.

Assessment of Impairment of Assets

For impairment purposes for the Group, TORM's Management performed reviews of impairment indicators at every quarter-end during 2025. Indicators of impairment for the Tanker Fleet CGU include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty. The Audit Committee evaluated each impairment indicator assessment and prepared a recommendation to the Board of Directors on whether to conduct an impairment test of the carrying value of the Tanker Fleet CGU. During 2025, no recommendation to conduct an impairment test was made. As mentioned earlier, at year-end 2025, vessel values from brokers were also well above the carrying value of the vessels in the Tanker Fleet CGU,

supporting the conclusion by the Management to not perform an impairment test.

For the Marine Engineering CGU, the year-end impairment test did not identify any impairments. Please refer to Note 12 - Impairment Testing for additional details of the impairment assessments.

Equity

In 2025, total equity for the Group increased by USD 127.8m to USD 2,202.6m. The increase was primarily driven by the net profit for the year of USD 286.0m and share-based compensation of USD 34.1m, offset by dividends paid of USD 199.7m.

Liabilities

TORM's total liabilities for the Group decreased by USD 230.4m to USD 1,164.4m as of 31 December 2025, mainly driven by a decrease of the total liabilities for the Tanker segment of USD 231.7m to USD 1,151.4m. The development is primarily due to a decrease in current and non-current borrowings of USD 226.3m to USD 998.0m, of which the majority relate to the refinancing of the two existing syndicated loans as well as lease agreements covering 22 vessels.

Liquidity and Cash Flow

The TORM Group liquidity position by the end of 2025 was USD 562.3m (2024: USD 614.8m) including restricted cash of USD 5.4m (2024: USD 19.3m) and undrawn credit facilities of USD 398.8m (2024: USD 323.6m).

As of 31 December 2025, the TORM Group had CAPEX commitments of USD 141.5m primarily related to second-hand vessel commitments, scrubber installations, and Flettner rotors also known as rotor sails.

Net cash flow from operating activities was USD 498.9m (2024: USD 826.8m). The decrease was primarily driven by a decrease in TCE and higher working capital tied up compared to 2024.

Net cash flow from investing activities was USD -152.6m (2024: USD -442.1m). The development was primarily a result of the delivery of six vessels during 2025, 13 fewer than in 2024, with an impact of USD 273.9m. Further, the development was supported by increased proceeds from vessel sales in 2025 compared to 2024 of USD 13.2m.

Net cash flow from financing activities was USD -460.1m (2024: USD -378.3m). The change in cash flow is mainly a result of increased repayments of borrowings and reduced proceeds from borrowings for a total of USD -392.8m, largely in connection with the previously mentioned refinancing and due to fewer investments in new second-hand vessels compared to 2024. The development is primarily offset by lower dividend payments of USD 353.6m.

Cash Flow for the Group

USDm	2025	2024	Change
Net cash flow from operating activities	498.9	826.8	-327.9
Net cash flow from investing activities	-152.6	-442.1	289.5
Net cash flow from financing activities	-460.1	-378.3	-81.8
Net cash flow from operating, investing, and financing activities	**-113.8**	**6.4**	**-120.2**

Primary Factors Affecting the Results of Operations

TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using TORM's tanker vessels. We focus on maintaining a high-quality fleet and high tradability, and we actively manage the deployment of the fleet between spot market, time charters, and voyage charters that generally last from several days to several weeks.

At TORM, we believe that the important measures for analyzing trends in the results of our tanker operations comprise the following elements.

Time Charter Equivalent (TCE) Earnings
Per Available Earning Day
TCE earnings per available earning day are defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses, which are unique to a particular voyage, and which would otherwise be paid by a charterer under a time charter, as well as commissions, freight, and bunker derivatives.

TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while the shipowner pays these expenses under voyage charter contracts. A charterer has the choice of entering a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer's choice because TORM primarily bases its financial decisions on expected TCE rates rather than expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

Spot Charter Rates
A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal, and bunker costs.

Spot charter rates are volatile and may fluctuate on a seasonal and a year-to-year basis. Fluctuations derive from imbalances in the availability of cargo for shipment and the number of vessels available at any given time to transport these cargos. Vessels operating in the spot market generate revenue which is less predictable but can potentially enable TORM to capture increased profit margins during periods of improvements in tanker freight rates.

Time Charter Rates
A time charter is generally a contract to charter a vessel for a fixed period at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal, and bunker costs. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions.

Available Earning Days
Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning that the vessel is not off-hire or in dry dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days including days in dry dock. For the chartered-in vessels, no such calculation is required because charter hire is only paid on earning days and not for off-hire days including days in dry dock.

Operating Days
Operating days are the total number of available days in a period with respect to the owned and leased vessels, before deducting unavailable days due to off-hire days including days in dry dock. Operating days is a measurement which is only applicable to owned vessels, not to the time chartered-in vessels.

Operating Expenses Per Operating Day
Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized drydocking), the cost of insurance, and other expenses on a per-operating-day basis. Operating expenses are only paid for owned vessels.



Going Concern

As of 31 December 2025, TORM's available liquidity including undrawn and committed facilities was USD 562.3m, including a total cash position of USD 163.5m (including restricted cash of USD 5.4m). TORM's net interest-bearing debt was USD 848.4m, and the net loan-to-value ratio was 29.4% (Tanker segment only). Further information on TORM's objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in financial statement Note 24.

TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in its loan facilities, details available in financial statement Note 2.

A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM's base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

→ The principal risks and uncertainties are on pages 14 - 17

In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meets the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities' minimum-security values in the period. In the reverse stress case, with TCE rates significantly below the lowest rolling four-quarter average observed since 2000 on each vessel class basis accompanied by a corresponding decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 March 2027. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 31 March 2027. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

Long-Term Viability Statement

In accordance with provision 31 of the UK Corporate Governance Code, the Board of Directors confirms that they have a reasonable expectation that TORM will continue in operation and meet its liabilities as they fall due for the three-year period ending 31 December 2028. This period has been selected for the following reasons:

- The general volatility and uncertainty in the product tanker market leads to a significant increase in the degree of judgment and uncertainty beyond a three-year period.
- Three years are generally in line with the forecast horizon for external equity analysts covering the shipping sector.

The assessment of the Board of Directors has been made with reference to TORM's current financial position and prospects. The assessment of financial performance and cash flows is primarily dependent on the expectations for:

- Demand-supply picture in the product tanker sector including the expected vessel values and freight rates achieved by TORM, which in addition also covers the outlook related to the geopolitical situations and climate change developments.
- Development of the fleet
- Operating and administrative expenses
- Capital expenditures covering vessel purchases and maintenance of the existing fleet including installation of scrubbers and fuel efficiency equipment.
- Changes in interest rates

The expected financial performance and cash flows are based on the same underlying assumptions as used in TORM's general financial planning. The operating and administrative cost levels are on similar levels as TORM's historical performance, and freight rates are assumed to remain at strong and profitable levels, however, vessel values used in forecasting comply with financial covenants and are based on the latest market valuations from two independent, recognized shipbrokers. The expected outlook has then been subject to a reverse stress case over the three-year period, to assess the long-term viability. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities' minimum security values in the period. In the reverse stress case, with TCE rates slightly below the lowest rolling four-quarter average since 2000 on a per vessel class basis

and a related decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the viability period.

TORM's freight rate assumptions as per the going concern assessment continue throughout the viability period and have further sensitized the vessel values downward over the period to reflect a continued downturn. Should the product tanker market (in terms of either freight rates or vessel values) materialize significantly below TORM's expectations for a prolonged period, there is a risk of a covenant breach after the going concern period, which would require mitigating actions, including cost savings, sale of vessels, or increased leverage which are considered within the Management's control and achievable. In such a scenario, the Management would also consider obtaining appropriate waivers and although they would be confident of obtaining them, these are not within the Management's control.

The Board of Directors monitors if TORM is moving towards a covenant breach in order to incorporate any mitigating actions in due course on an ongoing basis. Based on the sensitivity analysis, the Board of Directors does not currently expect that TORM will breach its financial covenants or experience a liquidity shortfall over the three-year forecast period.

The Board of Directors has also considered the long-term prospects of TORM beyond the three-year forecast viability horizon. In doing so, the Board of Directors has taken the long-term risks and opportunities for TORM discussed elsewhere in the strategic report and the potential impact of economic volatility, climate change agenda, new regulations, technological disruption, current geopolitical situation, and general changes in the utilization of energy sources into consideration. Based on this assessment and taking the current capital structure and TORM's operational platform into account, the Board of Directors believes that TORM is well positioned both to respond to these risks and to take advantage of any positive market developments for a period beyond the three-year forecast horizon.

On behalf of TORM plc

Kim Balle, Chief Financial Officer
26 February 2026

Financial Outlook 2026

Financial Outlook

At TORM, we develop annual guidance by tracking key performance metrics, including TCE, coverage levels, and EBITDA sensitivity to freight rate movements. Freight rates in the product tanker market—our primary earnings driver—remain highly volatile, while we expect operating costs per vessel day and administrative expenses to stay broadly in line with prior-year levels.

In 2025, our cash break-even TCE rate was approximately USD 15,000 per day excluding profits from vessel sales.

Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important factors affecting our TCE earnings are expected to be:

- Geopolitical conflicts including the war between Russia and Ukraine and the conflicts in the Middle East region
- Global economic growth or recession, consumption of refined oil products, and inflationary pressure
- Location of closing and opening refineries and temporary shutdowns due to maintenance
- Oil price development
- Oil trading activity and developments in ton-mile
- Bunker price developments
- Global fleet growth and newbuilding ordering activity
- Potential difficulties of major business partners
- One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions, etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

For the full-year 2026, TCE earnings are expected to be in the range of USD 850m – 1,250m (2025: USD 910m), and EBITDA is expected to be in the range of USD 500m – 900m (2025: USD 571m) based on the current fleet size.

As of 17 February 2026, 70% of the Q1 2026 earning days were covered at USD/day 34,926. For the individual vessel classes, the Q1 2026 coverage was 69% at USD/day 44,943 for LR2, 53% at USD/day 46,803 for LR1 and 74% at USD/day 30,411 for MR.

Further, as of 17 February 2026, TORM had covered 23% of the 2026 full-year earning days at USD/day 34,462. Hence, 77% of the 2026 full-year earning days are subject to change.

Thus as 26,241 earning days in 2026 are unfixed as of 17 February 2026, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 26m.

Disclaimer on Financial Outlook

The purpose of this Financial Outlook for 2026 is to comply with reporting requirements for companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2026, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 151, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2026 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require us to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible material adjustments to the financial outlook for 2026.

Market Drivers and Outlook

Geopolitics remain a key driver on the market, with additional impact likely to stem indirectly from the crude tanker market.

Tonnage Demand

Trends in oil demand and changes in the refinery landscape will drive ton-mile growth over the next few years. Geopolitical drivers continue, however, to have a significant impact on the market.

2026 started with additional EU sanctions against Russia, making any easing of sanctions less likely. Some vessels have begun to transit the Red Sea again, yet for now there has not been a sustained period of de-escalation in the region, prohibiting normalization of trade flows through the Red Sea. The return will likely be only gradual and conditional. New tensions between the US and countries such as Venezuela and Iran are set to increase demand for compliant crude tankers, which will indirectly have an impact on the product tanker market as well.

As such, the market continues to be influenced by geopolitics, while recent changes in trade flows towards longer distances will at least partly remain. There is no certainty that these geopolitical conditions will continue or if they might expand or change in unanticipated ways.

Changes in the Refinery Landscape

After a wave of export-oriented refining capacity additions in the Middle East over recent years, much of the refining capacity being added in 2026 will occur in India. Although refinery capacity growth in India will cater to growing domestic demand, the additions of 660k b/d of capacity over 2026-2027 will leave room for growing export as well.

Refinery closures in Northwest Europe in 2025 that shaved off 5% of the region's capacity will show their full impact on Europe's imports in 2026. Closure of an additional refinery (0.15m b/d Benicia) on the US West Coast in Q2 2026 will bring the closed capacity up to 12%, further increasing demand for gasoline and jet imports to the region.

Crude Tanker Cannibalization

While crude cannibalization remains a downside risk factor for the product tanker market, stronger crude tanker market earnings are likely to lessen incentives for crude cannibalization.

Tonnage Supply

In nominal terms, the product tanker fleet grew by 5% in 2025, although LR2 migration to the dirty Aframax trades resulted in no actual growth in the capacity transporting clean petroleum products. Although scrapping activity increased compared to previous years, it remains limited at below 1% of the fleet, as sanctioned trades absorbed a large part of the older fleet.

Product tanker ordering activity slowed considerably in 2025 totalling 8.2m dwt, compared to 17.9m dwt and 22.9m dwt ordered in 2023 and 2024, respectively. With the current order book equivalent to 20% of the existing fleet (in terms of capacity), newbuilding deliveries are set to accelerate in 2026 and 2027. However, this figure masks a large difference per size class. While the order book in the LR2 vessel class comprised 34% of the existing fleet, the figure was lower at 18% for LR1s and 15% for MRs.

The average age of the tanker fleet is currently the highest in two decades with 17% of the current fleet capacity older than 20 years. As such, these vessels are natural candidates for scrapping over the next five years.

48% of orders in the total order book for product tankers are placed in the LR2 segment, which should be viewed in combination with the uncoated Aframax segment. The order book for Aframaxes stood at only 8%, resulting in a 19% order book for the combined LR2/Aframax vessel classes. At the same time, uncoated Aframaxes have a large recycling potential with 30% of the fleet above 20 years of age. This results in a combined LR2/Aframax fleet above 20 years of 21%, which is in fact above the combined order book.



Global Product Tanker Fleet and Order Book

Vessel classes	Fleet 31.12.2024	Delivered in 2025	Scrapped in 2025	Fleet 31.12.2025	Order book for 2026-2029	2026-2029 Order book as % of end 2025 fleet
LR2	456	54	2	508	171	34 %
LR1	376	8	8	376	68	18 %
MR	1,925	96	14	2,017	302	15 %
Handysize[1]	557	5	5	559	22	4 %
Total	**3,314**	**163**	**29**	**3,460**	**563**	**16 %**

1) Numbers for Handysize segment exclude stainless steel chemical vessels.



This is amplified by the fact that at the start of 2026, 5% of the product tanker fleet was subject to OFAC sanctions and 10% to combined OFAC/EU/UK sanctions. Looking at the combined Aframax/LR2 segment, every fourth vessel is subject to either OFAC, EU, or UK sanctions. With a large share of the Aframax fleet overaged or sanctioned, this is likely to continue to pull LR2s into dirty trades.

Given the already high order book and shipyards' preference for other vessel segments, TORM expects the product tanker newbuilding ordering activity to remain relatively limited in the next couple of years. This will translate into significantly lower fleet growth from 2028 onward. Together with a higher share of the fleet reaching natural scrapping age, this could lead to negative net fleet growth towards the end of the decade.

Increasing but still manageable tonnage supply growth is combined with the continuation of key positive demand side drivers, although some of the drivers may turn less supportive. Even though downside risks on the product tanker market have increased, TORM believes that freight rate levels remain strong in a historical context. However, market volatility is expected to remain, not least due to the continued unpredictable geopolitical instability.

Coverage 2026-2028

Total earning days and covered days in TORM as of 17 February 2026.

The coverage tables below include both the physical fleet and FFA contracts.

Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries. Total earning days are defined as total calendar days less off-hire days.

Coverage

	2026	2027	2028
Total Earning Days			
LR2	7,699	7,811	7,939
LR1	3,542	3,599	3,537
MR	22,633	22,569	22,659
Total	**33,874**	**33,979**	**34,135**
Covered Days			
LR2	2,447	934	461
LR1	474	–	–
MR	4,712	487	293
Total	**7,633**	**1,421**	**754**

	2026	2027	2028
Covered, %			
LR2	32 %	12 %	6 %
LR1	13 %	– %	– %
MR	21 %	2 %	1 %
Total	23 %	4 %	2 %
Coverage Rates, USD/day			
LR2	41,017	33,929	31,185
LR1	46,803	–	–
MR	29,816	22,218	22,218
Total	**34,462**	**29,914**	**28,308**

TORM Fleet Development

Development in the fleet of owned and leased vessels.

The table below shows recent developments in TORM's operating fleet. In addition to 83 owned product tankers as of end-year, we had ten vessels under sale-and-leaseback agreements of which purchase options on eight vessels had been called in 2025. We have options to buy back the remaining two vessels.

At TORM, maintaining a modern, high-quality fleet is a core priority. Through active fleet management, we regularly divest older vessels to preserve an attractive average fleet age and ensure operational efficiency and environmental performance. Divestments are strategically timed and complemented by selective acquisitions of premium second-hand vessels, which are swiftly upgraded to meet TORM's standards. This disciplined approach safeguards long-term competitiveness and enables us to consistently meet the evolving expectations of customers, charterers, and other stakeholders.

Throughout 2025, we actively managed the TORM fleet as part of our ongoing renewal and optimization strategy. In the first quarter, we sold three 2005-built MR vessels, TORM Ragnhild, TORM Resilience, and TORM Thames, all delivered to their new owners during the period.

In the second quarter, we divested the 2008-built LR2 vessel TORM Mathilde and agreed to sell two 2008-built MR vessels, TORM Voyager and TORM Discoverer, with deliveries completed in the third quarter. During the third quarter, we also sold the 2007-built MR vessel TORM Adventurer and acquired a 2010-built LR2 vessel, now renamed TORM Gauri.

In the fourth quarter, TORM agreed to acquire six 2014-2018 built MR vessels and two 2016-built LR2 vessels. Five of the MR vessels were delivered before year-end and renamed TORM Dover, TORM Delhi, TORM Dubai, TORM Davao, and TORM Freedom, further strengthening our fleet profile. The remaining vessels will be delivered in the first quarter of 2026.

Additionally, TORM divested the 2008-built LR2 vessel TORM Maren, with delivery to the new owner in the first quarter of 2026.

As part of our capital and loan management strategy, TORM exercised purchase options on 22 leaseback vessels of which five LR2s and nine MRs were transitioned to full ownership during the year.

These actions reflect TORM's disciplined approach to fleet management, ensuring flexibility, efficiency, and a competitive fleet composition aligned with market opportunities.

Fleet Development

	Q4 2024	Changes	Q1 2025	Changes	Q2 2025	Changes	Q3 2025	Changes	Q4 2025
Owned Vessels									
LR2	15	—	15	-1	14	4	18	2	20
LR1	3	—	3	—	3	—	3	—	3
MR	52	-3	49	—	49	7	56	4	60
Total	**70**	**-3**	**67**	**-1**	**66**	**11**	**77**	**6**	**83**
Leaseback Vessels									
LR2	6	—	6	—	6	-4	2	-1	1
LR1	7	—	7	—	7	—	7	—	7
MR	11	—	11	—	11	-9	2	—	2
Total	**24**	**—**	**24**	**—**	**24**	**-13**	**11**	**-1**	**10**
Total fleet	**94**	**-3**	**91**	**-1**	**90**	**-2**	**88**	**5**	**93**

Sustainability Statement

ESG Targets

7

Transition Plan

61

SASB Tables

49

EU Taxonomy

65

Double Materiality Matrix

45

Introduction to the Sustainability Statement

Pushing our sustainability reporting forward in 2025.

At TORM, transparency remains fundamental to how we operate and how we engage with our stakeholders. In 2025, we continued to strengthen our sustainability reporting under the Corporate Sustainability Reporting Directive (CSRD). Now in our second year of CSRD reporting, we further refined our processes to improve clarity, consistency, and data quality. This reflects our growing maturity in measuring what matters and communicating our progress both internally and externally.

Our ambition remains clear. We aim to deliver safe, sustainable, and socially responsible operations, every day and everywhere we operate. This Sustainability Statement provides a comprehensive view of our material impacts, risks, and opportunities across environmental, social, and governance topics. It reflects both regulatory expectations and our own commitment to transparency, accountability, and continuous improvement.

Operating in a complex geopolitical environment is still part of our reality. In 2025, global tensions, conflicts, and disruptions continued to shape the product tanker market and the value chains we depend on. Through it all, the safety and well-being of our crews come first, followed by the security of our vessels and the resilience of our operations. These priorities guide our decisions and define how we navigate uncertainty.

Our commitment to people sits at the heart of our sustainability agenda. Safety is not a target to be met once but a constant focus. Our Lost Time Accident Frequency (LTAF) target reflects this commitment. By extending our focus beyond our own workforce, we reinforce a culture where responsibility does not stop at organizational boundaries.

We are proud to be among the pioneers driving meaningful progress in energy efficiency and the reduction of CO_2 intensity. By the end of 2024, we reached our accelerated CO_2 intensity reduction target, where we achieved a 40% intensity reduction, six years ahead of industry targets. This achievement belongs to the entire organization. In 2025, we build on this momentum as we continue to pursue innovation and progress toward our next targets, always with a clear focus on practical solutions and measurable impact.

Strong performance and strong governance go hand in hand. At TORM, delivering market-leading results never means compromising our values. We maintain a zero-tolerance approach to corruption and bribery and work continuously to embed ethical conduct and responsible business practices throughout our organization and supply chain. Trust, integrity, and accountability are essential to how we operate and how we earn our license to do business.

This Sustainability Statement reflects the dedication and professionalism of our colleagues across vessels and offices. Their efforts drive our progress, strengthen our culture, and ensure that TORM continues to move forward with confidence and respect for people, communities, and the environment we all depend on.

Jacob Meldgaard,
CEO / Executive Director



ESRS 2

General Disclosures

- Sustainability Strategy and Stakeholders
- Scope of Reporting
- Governance Structure
- Value Chain
- Impacts, Risks, and Opportunities
- Double Materiality Assessment
- Non-Financial and Sustainability Information
- SASB

Sustainability Strategy and Stakeholders

SBM-1 As a global leader in the product tanker market, we specialize in transporting refined oil products, focusing on transportation from refineries to distributors in high-demand regions. Key customer groups include oil majors and commodity trading firms.

Some of TORM's vessels transport crude oil and chemicals. TORM does not engage in exploration, extraction, refining, or production of fossil fuels. None of our services are banned by national, local, or other regulators.

SBM-1 and 2 Our vision at TORM is to be the reference company in the shipping industry.

→ Learn more about TORM's strategy on page 10

This vision guides our key strategic decisions in combination with our 2050 target of net-zero GHG emissions from operating our fleet and our constant focus on employee safety, as we consider sustainability an important aspect of our strategy both in terms of people and the environment.

→ Find our Strategy Section on page 9
→ Find our transition plan on page 61
→ Find out climate risks on page 56

Through TORM's double materiality assessment and ongoing stakeholder engagement, CO_2 reduction and safety have been identified as key focus areas from our stakeholders. These priorities directly align with TORM's already established strategy to focus on a greener future with concrete 2030 and 2050 targets. Safety is a focus across our industry and has been historically with clear targets and measurements, which at TORM is through our LTAF target.

We have defined our key stakeholders as customers and business partners, employees, banks and other lenders, investors, value chain workers, suppliers, industry associations, and regulators. Ongoing engagement with our key stakeholders mainly takes place as part of daily activities and communication. The key conclusions from our ongoing stakeholder conversations are regularly shared and discussed with our Board of Directors. We plan to continuously develop our stakeholder engagement.

By focusing on lowering emissions through fuel efficiency, route optimization, and digital tools within the One TORM platform, we aim to balance environmental responsibility with operational cost efficiency. We align our organization with international regulations such as EU frameworks and the IMO's decarbonization targets. This approach helps us remain compliant with regulations while contributing to a more sustainable shipping industry.

TORM ensures stakeholder perspectives on sustainability are integrated into governance through structured processes. Insights from materiality assessments and engagement activities are submitted for Board approval. The Audit Committee receives quarterly sustainability updates, including stakeholder feedback and progress on targets, ensuring informed and approved decisions at the highest level.

As of 2025, TORM fully owns subsidiary Marine Exhaust Technology A/S (MET), which is our Marine Engineering segment. With MET, we drive development of advanced technologies to enhance our environmental performance, including gas cleaning solutions, waste heat recovery systems, and other carbon emission-reducing innovations. MET is a part of TORM's value chain.

In 2025, Gale Energy ApS, a Danish start-up, was acquired via MET. The entity has been reviewed, and no changes to the sustainability reporting have been identified.

SBM-3 Following our Double Materiality Assessment for 2025, "Adequate wages" is considered non-material. TORM pays above statutory minimums and offers competitive packages, with no stakeholder concerns or strategic implications identified. For this reason, we have deemed it unnecessary to make amendments to our strategy or business model since the previous reporting period.

Scope of Reporting

BP-1 TORM's Sustainability Statement for the period 01 January 2025 to 31 December 2025 adheres to the requirements in the EU's Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS) issued by the European Financial Reporting Advisory Group (EFRAG).

Our Double Materiality Assessment (DMA) and reporting cover TORM's upstream and downstream value chains as well as our material impacts, risks, and opportunities (IROs).

The consolidation of our data is guided by the same principles as our financial statements. The consolidated, quantitative sustainability data covers the parent company TORM plc and subsidiaries controlled by TORM plc.

→ More about this in Note 29 under the financial statements for an overview of entities included on page 196

Consolidation of all quantitative sustainability data follows the principles above, unless otherwise specified in the Accounting Policy.

In 2025, TORM acquired the company Gale Energy ApS. We assessed the entity and no changes to our DMA were required.

Estimates and Uncertainties

We rely on assessments and estimates to report certain data points. These estimates and judgments are periodically reviewed based on experience, advancements in sustainability reporting, and other factors. Any changes in estimates are reflected in the period in which they are updated.

Omitted Information

The OPEX and CAPEX amounts required for the implementation of the energy transition plan described in E1-1 have not been disclosed (E1-3). This information is deemed sensitive because it could potentially negatively impact TORM's bargaining power and negotiating position related to purchasing and selling vessels.

No other information corresponding to intellectual property, know-how, or the results of innovation have been omitted from the Sustainability Statement.

TORM has opted to make use of the phase-in allowance in applicable situations.

For adjustments to sustainability data, we make a judgment as to whether we should restate numbers. The presentation of the restatements will be indicated in the respective, relevant tables and in the relevant Accounting Policy.

Included in Reporting

BP-2 Our Sustainability Statement includes our material impacts, risks, and opportunities, as well as the policies, actions, metrics, and targets established to manage them.

Starting in 2025, TORM implemented a new system for conducting engagement surveys, which introduced a revised scoring methodology. Previously, engagement scores were measured on a scale from 1 to 10. In the new system, scores are reported on a scale from 1 to 100. Accordingly, the target has been updated to reflect this change, with the new benchmark set at an engagement score above 82. The 2023 and 2024 actuals are reinstated in 2025 according to the new scale for better comparability.

From 2025, TORM reports port state control detentions as an absolute number, instead of a ratio. Reporting of the deficiencies as a ratio is unchanged.

TORM's CFD content is reported as part of the format of CSRD E1 Climate Change which also includes CFD.

Our Sustainability Statement also includes information that has been prepared in compliance with the following frameworks and legislation:

→ §99a, §99c, §99d, §107a of the Danish Financial Statements Act for Environmental from page 51, Social from page 76, and Governance from page 91

→ CFD (Climate-related Financial Disclosure) from page 56

→ SASB Marine Transportation on page 49

→ EU Taxonomy on page 65

→ Non-Financial and Sustainability Information Statement on page 48

To improve the accuracy of metrics based on estimated value chain data, we plan to strengthen engagement with key suppliers. Further, we assess the sources used for emission factors and update to the latest available data when possible to ensure more reliable reporting over time.

TORM's transition plan assumes the development and commercial availability of new green technologies (including fuels) from 2035 onwards. As these technologies are not yet fully developed or widely deployed, there is inherent uncertainty regarding their efficiency, scalability, and timing. The associated climate metrics and reduction targets therefore include estimates based on indirect value chain data. We will continuously monitor technological progress and update our assumptions and planned actions accordingly.

→ More information about TORM's transition plan on page 61

From now until 2050, we assume a constant fleet size based on our fleet today. Vessels are assumed to be divested at similar ages as historically, and any new second-hand vessels acquired will match the size (in DWT) of the divested vessels. All second-hand vessels are assumed to have energy efficiency technologies installed. From 2035, all replacement vessels in the fleet are assumed to be zero-emission vessels, in line with our internal assessment. Vessel speed and trading patterns are assumed to remain similar to those observed in 2022–2023.

Scope 2 emissions from leased office spaces are estimated on an area-based allocation key provided by the landlord. The data represents an indirect source and is subject to estimation uncertainty.

For the Scope 3 calculation, the lifetime of a scrubber system has been aligned with the Accounting Policy of the equipment manufacturer and is estimated at 25 years. Emission factors used in the calculation are based on the latest available sources, as outlined in the accounting policies. For the reporting year 2025, Scope 3 Category 11 emissions amounted to 93,442 tons of CO_2 emissions.

Forward-Looking Statements

This Sustainability Statement contains forward-looking statements based on disclosed assumptions regarding future events and potential future actions by TORM. Actual outcomes may be different as anticipated events do not necessarily occur as expected.

Incorporation By Reference

Disclosure Requirement	Paragraph(s)	Data Point(s)	Section	Page(s)
ESRS 2 BP-1	§5b	Relevant entities	Note 29	197
ESRS 2 GOV-1	§5a, b, §2a, b, §22a, b,c (i-iii), (d), §23a, b	The role of the administrative, management and, supervisory bodies	Governance Structure	40
ESRS 2 GOV-1	§20a, b, c §21a, b, c, d, e	The role of the administrative, management, and supervisory bodies	Governance Structure	40
			Board of Directors	111
			TORM's Governance Structure	110
ESRS 2 GOV-2	§22a, b, c, d, e §26a, b, c	The identity of the administrative, management, and supervisory bodies or individual(s) within a body responsible for oversight of impacts, risks and opportunities	Board and Committee Meeting Attendance	113
ESRS 2 GOV-3	§29	Integration of sustainability-related performance in incentive schemes	Governance Structure	40
			Board activities	114
ESRS 2 GOV-5	§36a, b, c, d	The scope, main features, and components of the risk management and internal control processes and systems in relation to sustainability reporting	Independent Auditor's Report	219
ESRS 2 SBM-1	§40a iii	Headcount of employees by geographical areas	ESRS S1, S1-6	84
ESRS 2 SBM-1	§40g	The elements of TORM's strategy that relate to or impact sustainability matters, including the main challenges ahead, critical solutions, or projects to be put in place, when relevant for sustainability reporting	Strategy	9, 36
ESRS 2 SBM-1	§40b-c	Revenue by significant ESRS Sectors	ESRS GOV-5	41
ESRS 2 SBM-1	§40e	Description of sustainability-related goals	Strategy	9, 36
			ESRS E1-1	52
ESRS 2 SBM-1	§42c	Description of business model and value chain including the main features of upstream and downstream value chain and TORM's position in value chain	The Value Chain in Oil Transportation	8
ESRS 2 SBM-3	§48	Brief description of material impacts, risks, and opportunities resulting from materiality assessment	SBM-3	36
			GOV-1	43
E1-1	§16f	Disclosure of significant CAPEX amounts invested during the reporting period related to coal, oil, and gas-related economic activities	Notes 9, 10, 11, and 22	172, 174, 175, 185
E1-5	§43	Disclosure of the reconciliation to the relevant line item or notes in the financial statements of the net revenue amount from activities in high climate impact sectors	Note 3 - Segment income statement for revenue used for the calculation	165
E1-9	§137	TORM has chosen to utilize the phase-in allowance to exclude the anticipated financial effects from potential climate impacts, risks, and opportunities	Phase-in	Phase-in

Incorporation By Reference

Disclosure Requirement	Paragraph(s)	Data Point(s)	Section	Page(s)
S1 SBM-2	§12	Interests and views of stakeholders	TORM's Value Chain	42
			Stakeholder Engagement	45
S1 SBM-2	AR4	The impact of the strategy and business model on the workforce	Operating Platform	13
			IROs	43
			IROs for S1	79
S1 SBM-3	§13b	Material impacts, risks, and opportunities and their interaction with strategy and business model	Strategic Framework	9
			The Reference Company in the Shipping Industry	10
			IROs for S1	79
S1-5	§47b	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Governance Structure	40
			S1 Tracking Effect of Actions	80
			S1 Engagement	82
S1-14	§88d, e	TORM has chosen to utilize the phase-in allowance to exclude the data points on cases of work-related ill health and on number of days lost to injuries, accidents, fatalities, and work-related ill health	Phase-in	Phase-in
S1-14	§89	TORM has chosen to utilize the phase-in allowance to exclude the reporting on non-employees	Phase-in	Phase-in
S2-5	§42b	Stakeholder involvement in target setting	S2	87

Governance Structure

GOV-1 TORM's Board of Directors holds the overall responsibility for sustainability matters. They have delegated relevant aspects of the sustainability strategy to Executive Director and the Audit and Nomination Committees. The Risk Committee oversees disruption indicators related to clean petroleum products, including climate-related risks.

TORM's administrative, management, and supervisory bodies, particularly the Board of Directors, bring a breadth of governance experience from various industries through their roles on other boards, previous job experience, and sector knowledge. This experience provides valuable insights into best practices, including oversight and approval of sustainability-related reporting.

An overview of the composition and diversity of the Board of Directors and administrative management and representation of employees and other workers is provided in our governance section. All committees report to the Board of Directors.

→ More about Governance structure, description of the committees and the Board from page 110

Board of Directors

GOV-2 TORM's Board of Directors oversees sustainability at TORM. The Board of Directors receives quarterly updates from the Board Committees and considers the company's sustainability approach, our performance, and our material impacts, risks, and opportunities (IROs) each year. This is done through review and approval of the annual Sustainability Statement as part of the annual report. The Board of Directors has the following committees with responsibilities for sustainability:

Risk Committee

The Risk Committee is responsible for the oversight of TORM's climate-related risks.

Audit Committee

The Audit Committee is responsible for oversight of the reporting process for the Sustainability Statement, controls, and data quality. Additionally, the Audit Committee is charged with risk assessment and management related to reporting, monitoring internal controls, and reviewing the double materiality assessment.

Senior Management Team

The Senior Management Team is responsible for determining TORM's objectives, including how we monitor progress. The Senior Management Team also oversees the governing policies that address our material impacts, risks, and opportunities. The entire Senior Management Team is updated on the progress of sustainability reporting. Closer involvement has been delegated to the Chief Financial Officer (CFO) and Head of Technical Division who are involved in the Governance Groups for all ESRS working groups in order to support close management oversight. The Executive Director reports to the Board of Directors on sustainability matters central to TORM's overall strategy and business model.

The Senior Management Team executes the sustainability strategy and also monitors material sustainability impacts, risks, and opportunities. This includes setting targets in relation to IROs, monitoring progress against these targets, and overseeing policies and actions to address or mitigate risks and negative or positive impacts.

Examples of Targets

TORM's 2030 Carbon Reduction Target
The Senior Management Team approved our transition plan to achieve our 2030 target and our net-zero target by 2050. In addition, The Senior Management Team has reviewed and approved TORM's carbon intensity reduction target to be 45% by 2030.

LTAF Target
At TORM, we use LTAF to measure safety performance. For information on the LTAF measurement, please see the Accounting Policy for Social. The Senior Management Team has reviewed and approved TORM's LTAF target to be ≤0.3 by 2030.

Target for SO$_x$, NO$_x$, and PM
The Senior Management Team has approved TORM's target to reduce SO$_x$, NO$_x$, PM2.5, and PM10 emissions by 8% by 2030 from all of TORM's operations, using 2024 as a baseline.

Anti-Bribery and Anti-Corruption Policy and Target Approval
TORM's Management has reviewed and approved TORM's updated Anti-Bribery and Anti-Corruption Policy. TORM has a target to report 100% of identified cases of corruption and/or bribery, including attempts, to the MACN.

→ More about our anti-bribery and anti-corruption policy under G1-3 on page 92

Due Diligence and Controls

GOV-4 The table provides a mapping of how TORM applies the core elements of due diligence for people and the environment and where they are presented in this Sustainability Statement.

GOV-5 At TORM, we have established internal controls over sustainability reporting and adopted a systematic approach to risk management to mitigate potential risks due to human error or incomplete data.

As 2025 marks the second year of CSRD reporting at TORM, the control environment for sustainability data is currently still in a development phase and has not yet reached the same level of maturity as our financial reporting process.

Our risk management process follows a structured risk prioritization methodology, aimed at minimizing reporting errors. A centralized database oversees data collection from all business units, supporting consistency and accuracy in the reporting process. This database enables TORM's ESG Controlling team to verify data inputs and identify and address any inconsistencies or errors.

Accounting principles based on ESRS requirements have been adopted for sustainability data presented in the Sustainability Statement. TORM's external auditor provides an independent auditor's report with limited assurance on the Sustainability reporting.

→ See the Independent auditor's report on page 219

Core Elements of Due Diligence

	Related Legislation	Relation Between Disclosure and People and/or the Environment
a) Embedding due diligence in governance, strategy, and business model	ESRS 2 GOV-1	→ Roles of administrative, management, and supervisory bodies on page 40
	ESRS 2 GOV-2	→ Information provided to administrative, management, and supervisory bodies on page 40
	ESRS 2 GOV-3	→ Integration of sustainability related performance in incentive schemes on page 64
	ESRS 2 SBM-1	→ Strategy, business model, and value chain on page 36
	ESRS 2 SBM-3	→ Material impacts, risks, and opportunities and their interaction with strategy and business model on page 43
b) Engaging with affected stakeholders	ESRS 2 SBM-2	→ Interests and views of stakeholders on page 45
	ESRS 2 IRO-1	→ Double materiality assessment process on page 45
	ESRS 2 IRO-2	→ Double Materiality Matrix on page 46
	E1-2, E2-1, E4-2, S1-1, S2-1, G1-1	→ Policies for climate change, pollution, biodiversity, own workforce, workers in value chain, governance on page 96
	S1-2, S1-3, S2-2, S2-3	→ Engagement process with own workforce and workers in value chain on page 82
c) Identifying and assessing adverse impacts	ESRS 2 SBM-3	→ Material impacts, risks and opportunities and their interaction with strategy and business model on page 43
d) Taking actions to address adverse impacts	E1-1	→ Transition Plan on page 61
	E1-3, E2-2, E4-3, S1-4, S2-4, G1-2, G1-3	→ Actions for climate change on page 63, pollution on page 69, biodiversity on page 71, own workforce on page 79, workers in value chain on page 88, governance on page 92
e) Tracking effectiveness of due diligence efforts and communicating	E1-4, E2-3, E4-4, S1-5, S2-5, G1	→ Targets related to climate change on page 52, pollution on page 68, biodiversity on page 70, own workforce on page 77, workers in value chain on page 87, governance on page 92
	E1, E2-4, E4, S1-6,S1-9, S1-14,S1-16, S1-17, S2-4, G1-4, G1-6	→ Metrics related to climate change on page 52, pollution on page 69, biodiversity on page 71, own workforce on page 77, workers in value chain on page 87, governance on page 92
	SASB	→ SASB tables on page 49
	EU Taxonomy	→ EU Taxonomy Tables on page 66

Revenue Breakdown

The following table provides a breakdown of TORM's revenue by ESRS sector. This information has been reconciled with the segment reporting as required by IFRS 8 Operating Segments.

→ See Note 3 on page 165

ESRS Sector - NACE code USDm	2025 Total revenue	2024 Total revenue
H.50.2 Sea and Coastal freight water transport	1,314.2	1,544.0
C. 28 Manufacturing and production	37.2	29.6
Inter-segment eliminations	-11.9	-14.4
Consolidated revenue including eliminations	**1,339.5**	**1,559.2**

Refer to Note 3 - Segment income statement for revenue used for the calculation.

TORM's Value Chain

On this page, you can see details about TORM's value chain. The illustration shows our inputs, operations, and outputs, and when these involve which stakeholders, as well as where the impacts described in this Sustainability Statement belong.

→ For information about the oil transportation value chain from exploration to end users, see page 8

TORM's services enable safe, reliable transport of refined products, benefiting customers, investors, and communities. For investors, TORM's operational efficiency and sustainability initiatives support consistent returns and improved energy efficiency.

MET manufactures products that customers use to lower their emissions. This includes heat pumps and scrubbers to lower CO_2 emissions of a vessel as well as solutions for lowering SO_X emissions to the air. Following the full acquisitions of MET and Gale Energy, the value chain remains unaffected.

We continuously track the availability of required inputs including fuel, raw materials such as steel, and electricity, which is used in various processes.


Upstream
Own Operations
Downstream
Operations along value chain
Bunker suppliers
E1
Vessel operations (transporting refined products)
Input: Seafarers/OneTORM Platform/vessel/technology and data
E1 E2 E4 S1 G1
Oil companies /traders/refiners
Output:
Transported refined products
G1
Dry-dock operators
Input: Workers in value chain
S2 G1
Chartering
Input: Office-based employees
S1 G1
Sale and purchase of vessels/procurement
Sale and purchase of vessels/procurement
E1 G1
Steel and spare parts
E1
Corporate functions
Input: Office-based/financial capital
S1 G1
Stakeholders
Suppliers
Shareholders and lenders
Customers and business partners
Environment and industry associations and regulators
Employees/workers in value chain
E1 Climate change
Climate change adaption
Climate change mitigation
Energy consumption
E2 Pollution
Pollution to air
Pollution to water
E4 Biodiversity
Alien species
S1 Own employees
Health and safety
Diversity
Harassment
Equal treatment
S2 Workers in value chain
Health and safety
Diversity
G1 Business conduct
Corporate culture
Protection of whistleblowers
Corruption and bribery

Impacts, Risks, and Opportunities
SBM-3

Note that compared to last year, we have added short and medium term impacts to the timeline assessments for the IROs: Energy Consumption, Ballast Water, Health and Safety, and Harassment. The change reflects increased reporting maturity, updated insights from our 2025 Double Materiality Assessment, and closer alignment with ESRS requirements to specify when impacts, risks, and opportunities may occur.

E1 Climate Change	Impact, Risk or Opportunity	Location in Value Chain		Time Horizon		
		Own Operations	Value chain	Short Term	Medium Term	Long Term
Climate Change Adaption						
Failure to adapt to the physical impacts of climate change could increase the risk of operational disruption and asset damage, which could lead to oil spills.	Potential negative impact	●				●
Climate Change Mitigation						
If TORM does not reduce GHG emissions across operations and the value chain, this will contribute to accelerating climate change, resulting in a negative environmental impact.	Actual negative impact	●	●	●	●	●
Energy Consumption						
Consumption of fuels in the fleet generates GHG emissions which impact the environment.	Actual negative impact	●		●	●	●

E2 Pollution	Impact, Risk or Opportunity	Location in Value Chain		Time Horizon		
		Own Operations	Value chain	Short Term	Medium Term	Long Term
Pollution to Air						
If not properly managed, air emissions from vessel operations, including SOx, NOx, and particulate matter, have a direct negative impact on air quality that causes damage affecting human health and the environment.	Actual negative impact	●				●
Pollution to Water						
In the case of an oil spill, TORM could pollute marine environments and harm biodiversity.	Potential negative impact	●		●	●	●

E4 Biodiversity	Impact, Risk or Opportunity	Location in Value Chain		Time Horizon		
		Own Operations	Value chain	Short Term	Medium Term	Long Term
Impact on Stage of Species – Ballast Water						
If ballast water is not properly managed, TORM risks introducing invasive species to new environments, potentially harming marine biodiversity and disrupting local ecosystems.	Potential negative impact	●		●	●	●

S1 Own Workforce

	Impact, Risk or Opportunity	Location in Value Chain		Time Horizon			Category of Employees		
		Own Operations	Value chain	Short Term	Medium Term	Long Term	Office-Based	Production Workers	Seafarers
Health and Safety Failure to maintain high safety standards and ensure proper training for our seafarers will result in accidents, injuries, and even fatalities.	Actual negative impact	●		●	●	●		●	●
Diversity A lack of meaningful progress on diversity, equity, inclusion, and belonging would undermine TORM's reputation as an attractive workplace. This will affect our ability to attract and retain the diverse talent we need to deliver on our strategic ambitions.	Actual negative impact	●			●		●	●	●
Harassment Without measures to actively prevent and address harassment, there is a risk of a negative impact on TORM's work environment, particularly on board, where close working and living conditions can intensify personal dynamics. This will negatively affect employee well-being.	Actual negative impact	●		●	●	●	●	●	●
Equal Treatment Not ensuring equal treatment and pay across TORM could negatively affect our reputation as an attractive workplace and our ability to attract and retain skilled employees.	Actual negative impact	●			●		●		

S2 Workers in the Value Chain

	Impact, Risk or Opportunity	Location in Value Chain		Time Horizon		
		Own Operations	Value chain	Short Term	Medium Term	Long Term
Health and Safety Failure to ensure proper safety standards and training for third-party workers, such as during dry-dock operations, could lead to accidents or injuries.	Potential negative impact		●	●	●	●

G1 Business Conduct

	Impact, Risk or Opportunity	Location in Value Chain		Time Horizon		
		Own Operations	Value chain	Short Term	Medium Term	Long Term
Corporate Culture If TORM's senior leadership does not promote a corporate culture that fosters integrity and alignment with our core values, it could lead to weak compliance and governance.	Potential negative impact	●				●
Protection of Whistleblowers With no proper protection of whistleblowers in place, it could discourage reporting of misconduct, leading to unresolved compliance issues and potential reputational damage.	Potential negative impact	●		●		
Corruption and Bribery Without strong anti-corruption and anti-bribery measures, TORM risks legal consequences, financial loss, and damage to our reputation and stakeholder trust.	Potential negative impact	●		●	●	
Management of Relationships with Suppliers (Vessel Purchase) If TORM does not ensure that suppliers adhere to ethical labor practices and social responsibilities as well as relevant environmental and labor laws, we risk safety incidents, environmental damage and reputational damage.	Potential negative impact		●	●		

About Our Double Materiality Assessment

IRO-1 TORM regularly conducts materiality assessments to review our sustainability issues with the greatest significance and ensure that our sustainability strategy remains relevant.

This assessment is typically informed by interactions with internal and external stakeholders via workshops, interviews, and questionnaires to fully capture material sustainability impacts, risks, and opportunities. For each identified topic, a governance group has been established in order to perform a deep dive of the assessment. In each governance group, the CFO and Head of Technical Division are present for oversight of the progress and outcome. The materiality assessment is validated by TORM's Senior Management Team, the Audit Committee, and the Board of Directors.

In accordance with the CSRD, we update our Double Materiality Assessment (DMA) once a year, in which we assess financial risks and opportunities in addition to sustainability impacts. In this process, we consider changes in the factors and inputs that we evaluated during the previous year. Our DMA process confirms that the focus areas designated in our current sustainability strategy are material topics.

TORM's sustainability disclosures encompass all activities across the Group, including the transportation of refined oil products by sea and our subsidiary production company, Marine Engineering. The Group operates globally, with vessels trading across international waters and ports, and production facilities located in Denmark and China.

These operations inherently carry heightened risks due to the nature of maritime transport, including environmental impacts, resource consumption, and operational complexity. The geographical scope spans international shipping routes and port operations, with particular attention to regions with sensitive ecosystems or stringent regulatory environments.

Given the nature of TORM's business operating vessels and running production facilities, work environment is a key focus area. This includes ensuring safe and healthy conditions for seafarers working in isolated and physically demanding settings, as well as for employees at production sites where industrial processes require robust safety and environmental management systems.

At TORM, we consider how our environmental and social impacts, as well as our dependencies on natural resources,

infrastructure, and workforce, may give rise to risks and opportunities. The process is aligned with the ISO 14001 assessment, and this understanding is anchored in our Enterprise Risk Management (ERM) assessment, and strategic decision-making. Sustainability-related risks are assessed using the same scoring methodology applied to financial and operational risks, considering likelihood and potential impact. Where sustainability risks are deemed significant, they are escalated and addressed with equal rigor as other critical business risks, ensuring full integration into overall risk governance. The assessment process remains unchanged from the previous year and supports key initiatives such as decarbonization projects, good governance, and our strategy to enable a greener future through the One TORM platform.

For the impact assessment, we used a scoring system of one to five to evaluate the scale, scope, irremediable character (collectively referred to as severity), and likelihood of all sustainability matters. Thresholds were established for financial and impact assessments. In terms of financial materiality, the scoring system assessed both the likelihood and potential magnitude of financial effects arising from a sustainability matter. In our DMA, we considered the topics outlined in the regulation ESRS 1 and other relevant subjects when assessing IROs.

Thresholds were established for both financial assessments and impact assessments. The financial thresholds were applied during the DMA process to evaluate financial risks and opportunities. This ensured alignment with how risks are typically assessed regarding financial performance in our ERM process. For the impact assessment, we applied internally developed thresholds, drawing inspiration from advisors. For severe human rights impacts, a lower threshold was used. These thresholds were instrumental in evaluating and identifying impacts to meet the needs of our stakeholders, including the readers of our Sustainability Statement. The table below shows stakeholder focus areas as outcomes of the engagements, divided into engagement types.

We have chosen to separate vessel-based employees, production workers, and office-based employees in our description of IROs. This is due to the fundamentally different circumstances under which our employees work. Vessel-based employees and production workers face more risks and danger associated with maritime and production operations, which necessitates distinct reporting to accurately reflect their unique challenges. This differentiation allows for a more focused approach to address the specific safety, well-being, and operational needs of production workers and vessel-based employees compared to those working in an office environment.

Stakeholder Engagement	Engagement and Purpose	Outcome
Shareholders and Lenders	Ongoing dialog as well as requirements for specific loan agreements and investments in TORM	• Reducing CO_2 emissions • Strong governance and compliance • Safe operations
Employees	Engagement surveys, training, performance reviews, leadership communication, whistleblower setup, and employee representatives	• Health and safety performance and safe operations • Diversity to attract talents
Customers and Business Partners	Open dialog and various channels such as tenders, projects, industry associations, and initiatives	• Reducing CO_2 emissions • Strong Governance and compliance • Safe operations
Suppliers	On a daily operational basis and via contracts	• Adherence to TORM's Business Principles • Strong governance and compliance
Environment and Industry Association and Regulators	TORM is a member of several industry trade organizations, and we actively engage with regulators on sustainability-related matters that include decarbonizing and awareness of impacts among others	• Reducing CO_2 emissions • Pollution of air (SO_x, NO_x, and PM) • Biodiversity • Safe operations for the workers in the value chain

The table discloses how we engage with our key stakeholders, the purpose of those engagements, and their outcome. The views of stakeholders inform our due diligence process and the materiality assessment, which is described in more detail in IRO-1.

Double Materiality Matrix



Impact Material

- E1 Climate change mitigation
- E2 Pollution of air
- E2 Pollution of water
- E4 Impact on the state of species
- E1 Energy consumption
- S1 Diversity for all own workers
- S1 Harassment for all own workers
- S1 Gender equality/ equal pay for all own workers
- S1 Working conditions - health, and safety of own workers
- S1 Adequate wages of own workers
- S2 Working conditions - health, and safety of workers in the value chain

Double Material

- E1 Climate change adaption
- G1 Corruption and bribery

Non-Material

- E2 Pollution of soil
- E2 Substances of concern
- E2 Substances of (very high) concern
- E2 Microplastics
- E2 Pollution of living organisms and food resources
- E3 Water
- E3 Marine Resources
- E4 Direct impact drivers of biodiversity loss
- E4 Impact on the extent, conditions, and dependencies of eco-systems
- E5 Waste
- E5 Resource inflow
- E5 Resource outflow
- S1 Working conditions of own workers
- S1 Training for all own workers
- S1 Other work-related rights of own workers
- S1 Adequate wages of own workers
- S2 Working conditions of supply chain workers
- S2 Equal treatment and opportunities for all supply chain workers
- S2 Other work-related rights of supply chain workers
- S3 Communities, economic, social, and cultural rights
- S3 Particular rights of indigenous people
- S3 Communities civil and political rights
- S4 Personal safety of consumers and/or end users
- S4 Information-related impacts for consumers and/or end users
- S4 Social inclusion of consumers and end-users
- G1 Animal welfare
- G1 Political engagement

Financial Material

- G1 Management of relationships with suppliers
- G1 Protection of whistleblowers
- G1 Corporate culture

E TORM | E TORM and MET | S TORM | S TORM and MET | G TORM | G TORM and MET

Note – MET's only material topics are included in matrix

Screening for Resource-Related Material Topics Water and Marine Resources

IRO-1 At TORM, we have deemed water and marine resources-related impacts, risks, and opportunities out of scope in our materiality assessment.

Screening has been conducted as part of the compliance process for ISO 14001. Internal workshops with Vice Presidents (VPs) and Heads of Departments were held to discuss potential impacts, risks, and opportunities in this area. Additionally, peer discussions and network sessions within the shipping industry confirmed that water and marine resources-related considerations are generally not deemed material for similar organizations. An external consultancy firm was engaged to review and verify the outcome of this assessment, further validating the conclusion that this topic is not material to the company's operations or value chain. Furthermore, no external stakeholders have identified or verified this topic as material for the company. As a result, no methodologies, assumptions, or tools were employed for water and marine-related screenings.

Resource Use and Circular Economy

IRO-1 At TORM, we have deemed potential impacts, risks, and opportunities related to resource use and circular economy out of scope.

The shipping industry operates under a heavily regulated framework, including strict international and regional standards governing resource use, waste management, and environmental protection. As such, the company's operations already comply with these regulations, minimizing significant risks or impacts in this area.

Ship recycling is an important aspect of our governance and business conduct.

→ For more details, please see TORM's policies under G1-1 on page 96

TORM has not scrapped any vessels and maintains stringent policies in accordance with the Hong Kong Convention when it comes to selling a vessel. Although this topic is not considered material in relation to the E5 circular economy, as we have not engaged in vessel scrapping, it is managed under our G1 Business Conduct framework.

Screening has been conducted as part of the compliance process for ISO 14001. The methodology for this screening included identification and evaluation of environmental aspects related to resource inflows (generally fuel and materials), outflows (generally emissions and waste), and waste management practices. The scope of the screening covered the company's own operations. Standard ISO 14001 methodologies and compliance tools and assumptions were used, aligned with the requirements of international shipping regulations, such as the International Maritime Organization (IMO) conventions.

Monitoring Going Forward

TORM remains committed to transparency and continuous evaluation. We will continue monitoring regulatory and industry developments and if new evidence or stakeholder feedback indicates the material relevance of impacts, risks, or opportunities, we will revisit our assessment and processes.

Affected Communities

We decided not to conduct dedicated consultations with affected communities specifically for water and marine resources-related impacts and for resource use and circular economy impacts, based on the processes described above, which led to the determination that these are not material topics for TORM.



Non-Financial and Sustainability Information Statement

The following table constitutes our Non-Financial and Sustainability Information Statement in compliance with sections 414CA and 414CB of the Companies Act 2006. The information listed is incorporated by cross-reference. Additional Non-Financial Information is also available on our website.

Reporting Requirement	Policies	Further Information	Page
Environmental Matters	TORM's Business Principles	Climate Change Strategy	52, 56, 61
	Green Ship Recycling Policy	Climate Risks and Opportunities analysis and Resilience analysis of business model	56-60
	Environmental Protection Policy	EU Taxonomy	65
		SASB Tables	49
		Metrics and Targets Related to Climate Change	52
		Pollution	68
		Biodiversity	70
Employees	TORM's Business Principles	Material Impact Assessments for Own Workforce	79
	Whistleblower Charter	Human Rights	81, 99
	Anti-bribery and Anti-Corruption Policy	Accident Prevention	79, 96
	Health, Safety, and Security Policy	Discrimination and Inclusion	79, 97
	Diversity and Inclusion Policy	Engagement Process with Own Workforce	82
	Employee handbook		98
	Anti-Discrimination and Harassment Policy	Workers in Value Chain	87
	Anti-Fraud Policy	Business Conduct Policies and Corporate Culture	91
	Modern Slavery Statement	Anti Bribery	92
		Whistleblower	93
Respect for Human Rights	TORM's Business Principles	Policies and Actions Related to Own Workforce	81
	Whistleblower Charter	Policies and Actions Related to Workers in Value Chain	88
	Responsible Procurement Policy	Targets for Workers in Value Chain	87
	Modern Slavery Statement	Engagement with Suppliers	92

Reporting Requirement	Policies	Further Information	Page
Social Matters	TORM's Business Principles	Material Impact Assessments for Own Workforce	79
	Whistleblower Charter	Material Impact Assessments for Workers in Value Chain	87
	Anti-Discrimination and Harassment Policy	Policies and Actions Related to Human Right	81, 99
	Anti-Fraud Policy	Engagement with Suppliers	92
	Modern Slavery Statement	Targets for Workers in Value Chain	87
	Responsible Procurement Policy		92
Anti-Corruption and Anti-Bribery	TORM's Business Principles	Business Conduct Policies and Corporate Culture	91
	TORM's Policy on Anti-Corruption and Anti-Bribery	Prevention and Detection of Corruption and Bribery	92
	Responsible Procurement Policy	Engagement with Suppliers	92
	Whistleblower Charter	Anti-Corruption and Bribery Training	94
Description of Principal Risks and Impact of Business Activity		Business Model to Material Impacts	36 - 43
Description of the Business Model		Business Model	40
Non-Financial Key Performance Indicators		ESG Targets	7
		SASB Tables	49
		Metrics and Targets for Climate Change	52
		Metrics and Targets for Pollution	68
		Metrics and Targets for Biodiversity	70
		Metrics and Targets for Own Workforce	77, 84
		Metrics and Targets for Workers in Value Chain	87
		Metrics and Targets for Governance	92
Climate-Related Financial Disclosures		Resilience Analysis	56

SASB Marine Transportation Industry Standard

Topic	Accounting Metric	Unit	2025	2024	2023	Code
Greenhouse Gas[1]	Gross global Scope 1 emissions[2]	tCO_2e	1,594,057	1,594,793	1,558,254	TR-MT-110a.1
	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets		See pages 10-12, 57-59, 62-70	See pages 17-19, 24-25, 28-29, 32-37	See pages 15-17, 19, 22-27, 30-33 in AR 22	TR-MT-110a.2
	1) Total energy consumed[3]	Terajoules (TJ)	20,408	20,394	20,228	TR-MT-110a.3
	2) Percentage heavy fuel oil	Percentage (%)	68	60	60	TR-MT-110a.3
	3) Percentage renewable	Percentage (%)	0	0	0	TR-MT-110a.3
	Average Energy Efficiency Design Index (EEDI) for new vessels[4]	Grams of CO_2 per ton-nautical mile	4.5	4.3	4.3	TR-MT-110a.4
Air Quality[5]	Air emissions of the following pollutants: 1) NO_x (excluding N_2O)	Metric tons	35,669	35,782	N/A[6]	TR-MT-120a.1
	2) SO_x[7]	Metric tons	1,234	1,628	1,322	TR-MT-120a.1
	3) Particulate matter (PM10)	Metric tons	3,475	3,429	N/A[6]	TR-MT-120a.1
Ecological Impacts	Shipping duration in marine protected areas or areas of protected conservation status[8]	Number of travel days	829	570	654	TR-MT-160a.1
	Percentage of fleet implementing ballast water: 1) exchange[8]	Percentage (%)	0 %	0 %	0 %	TR-MT-160a.2
	Percentage of fleet implementing ballast water: 2) treatment[8]	Percentage (%)	100 %	100 %	100 %	TR-MT-160a.2
	Number of spills and releases to the environment [5] [9]	Number	0	0	0	TR-MT-160a.3
	Aggregate volume of spills and releases to the environment [5] [9]	Cubic meters (M3)	0	0	0	TR-MT-160a.3

1) Refer to Accounting Policy Section for E1.

2) Refer to Scope 1 Greenhouse Gas emission in Accounting Policy for E1.

3) Methodology updated in 2025 which will exclude Scope 1 category 13. The update will impact 2024. 2023 figures reflect only TORM data. See Accounting Policy for details on the restatement.

4) TORM reports EEXI number corresponding to EEDI for new vessels as TORM has vessels that are built prior to 2013.

5) Refer to Accounting Policy Section for E2.

6) TORM does not report this number.

7) 2024 SO_x figures have been refined following a methodology change from bunker-based to average tank sulfur content calculations, reducing previously overstated emissions by 202 metric tons.

8) Refer to Accounting Policy Section for E4.

9) Spills include both oil and chemical spills.

SASB Marine Transportation Industry Standard

Topic	Accounting Metric	Unit	2025	2024	2023	Code
Employee Health and Safety[1]	Lost time incident rate (LTIR)	Per million exposure hours	0.35	0.42	0.32	TR-MT-320a.1
Business Ethics[2]	Number of calls at ports in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Number	11	9	15	TR-MT-510a.1
	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption[3]	USD	0	0	0	TR-MT-510a.2
Accident and Safety Management[1]	Number of marine casualties	Number	0	0	1	TR-MT-540a.1
	Percentage classified as very serious	Percentage (%)	0	0	0	TR-MT-540a.1
	Number of Conditions of Class or Recommendations	Number	4	8	9	TR-MT-540a.2
	Number of port state control: 1) deficiencies	Ratio	0.84	0.65	0.63	TR-MT-540a.3
	Number of port state control: 2) detentions[4]	Number	2	0	0	TR-MT-540a.3
Activity Metrics	Number of shipboard employees	Headcount	3,804	3,677	3,271	TR-MT-000.A
	Total distance travelled by vessels	Nautical miles (nm)	5,594,771	5,306,958	4,971,501	TR-MT-000.B
	Operating days	Days	33,127	32,855	30,605	TR-MT-000.C
	Deadweight tonnage	Thousand deadweight tons	6,655	6,284	5,212	TR-MT-000.D
	Number of vessels in total shipping fleet (as of 31 December)	Number	93	94	82	TR-MT-000.E
	Number of vessel port calls	Number	2,837	2,664	2,464	TR-MT-000.F
	Twenty-foot equivalent unit (TEU) capacity	TEU	N/A[5]	N/A[5]	N/A[5]	TR-MT-000.G

1) Refer to Accounting Policy for S1. TORM reports LTAF/LTIF instead of LTIR.

2) Refer to Accounting Policy for G1.

3) Refer to Accounting Policy for G1. TORM reports Amount of Fines for Violation of Anti-Corruption and Anti-Bribery Laws.

4) Note that detentions are reported in "number" format instead of "ratio" from 2025 going forward.

5) TORM does not report this number due to we do not transport containers.



Climate Change

- Introduction
- Targets
- Risk Analysis
- Transition Plan
- Actions
- Other Disclosures
- EU Taxonomy

Introduction

At TORM, our commitment to climate action is rooted in our commitment to people. For us, climate action, safety, and care for people are closely connected, shaping how we operate onboard our vessels and across our organization.

We focus on reducing our carbon footprint here and now. Immediate action matters both for the environment and for the strength of our business. By continuously improving energy efficiency and lowering emissions across our fleet, we create tangible environmental impact while strengthening operational performance.

Pursuing innovation is a central part of how we move forward and we test new solutions to push efficiency further. Our strategic choices are clear. We strive to be the leading product tanker owner while moving decisively toward a greener future with zero emissions.

At the same time, we recognize that not all factors shaping our decarbonization journey are within our control. What remains fully within our control is how we act. We leverage our One TORM platform, technological progress, and industry collaboration to focus our efforts where they make the greatest difference. This focus is supported by clear management oversight and embedded into how decisions are made across the organization.

We ensure our people are equipped with the knowledge and tools needed to apply new technologies effectively and to understand how their actions contribute to our climate goals. Innovation supports our strategy, but it is our people who turn ambition into performance.

For this reason, training, engagement, and clear operational guidance are essential elements of our climate strategy. Always delivering means embedding climate ambition into daily decisions, onboard our vessels, and across our offices.

TORM actively contributes to industry initiatives and partnerships that aim to advance practical, scalable solutions for decarbonizing shipping. This involves active participation in Danish Shipping, the Mærsk McKinney Møller Center for Zero Carbon Shipping, the innovation partnership Shipping Lab, and the Getting to Zero Coalition, a collaboration between the Global Maritime Forum and the World Economic Forum.

Through these efforts, we seek to help shape regulatory frameworks, share insights, and accelerate the transition toward a lower-emission future for the product tanker industry.

TORM's climate ambitions are guided by clear targets that translate strategy into action. We set goals that challenge us and use them to steer decisions across the organization. Progress on emissions reduction strengthens our operational performance and confirms that energy efficiency and commercial discipline go hand in hand.

Our energy transition road map is embedded into how we plan and operate. Looking ahead, we prepare for broader industry change, knowing that future progress will depend on new fuels, vessels, and infrastructure. Throughout, we move forward with purpose and pace, committed to delivering measurable progress while caring for our people and the environment we depend on.

Targets and Metrics

E1-4 TORM has set a 2030 CO_2 intensity reduction target of 45% compared to the IMO's original Tank-to-Wake 2008 baseline, which is five percentage points more ambitious than the industry-wide target set out by IMO. In addition, we also have a 2050 target of net-zero emissions.

2030 Carbon Reduction (AER)



Beyond our key targets described above, TORM has set absolute targets shown in the table below. As part of the target-setting process, we have been in dialog with selected stakeholders, and the targets reflect the overall objective set in our Environmental Protection Policy. The targets are applicable for TORM.

We selected our targets based on their relevance to climate risk management and alignment with industry standards, aiming to ensure meaningful measurement of progress.

Target	2030 Target	2050 Target
Carbon intensity reduction target (Percentage)	45 %	100 %
Absolute Scope 1 GHG emissions (Metric tons CO_2e)	≤1,500,000	Net-zero emissions
Absolute Scope 2 GHG emissions[1] (Metric tons CO_2e)	≤600	Net-zero emissions
Absolute Scope 3 GHG emissions (Metric tons CO_2e)	≤1,200,000	Net-zero emissions

1) Market-based CO_2 emissions used for the Scope 2 target.

The data is collected internally every quarter and reviewed by the Senior Management Team and Audit Committee to track progress.

We have deliberately chosen not to split our targets between fuel efficiency improvements and incorporating low carbon technologies at TORM. We have opted for this approach because we consider that it is irrelevant as well as technically challenging to separate our emission reductions into these categories. We focus on capturing the combined result for carbon emissions in the reduction of fuel consumption. The fuel reduction initiatives are tracked via the reporting of fuel consumption for the reporting period.

For our CO_2 intensity reduction target, we use the IMO's 2008 baseline as the base year, which is the international shipping standard adopted by the IMO Strategy on Reduction of GHG emissions from ships. We use a 2021 baseline year for our absolute Scope 1, Scope 2, and Scope 3 GHG emissions.

TORM's current target is science-based and developed using international and well established methodologies such as IPCC. TORM does not have an SBTi target because SBTi does not allow participation by companies where the main revenue is derived from the distribution of oil products. TORM is not excluded from EU Paris-aligned benchmarks. TORM's current intensity target aligns with the Paris Agreement, but is not verified by an external party. Refer to the transition plan described under E1-1.

Scope 1, 2, and 3 Category Screening

Scope 1 Change
TORM's absolute Scope 1 GHG emissions decreased from 1,594,793 tCO_2e in 2024 to 1,594,057 tCO_2e in 2025, corresponding to a slight reduction of 0.05%. During this period, the fleet size changed from 94 vessels to 93.

Scope 2 Change
Our Scope 2 absolute emissions mainly consist of electricity and heating used across our facilities. Emissions decreased from 832 tCO_2e in 2024 to 793 tCO_2e in 2025, corresponding to a reduction of 5%. The reduction is mainly driven by energy efficiency initiatives implemented in our Copenhagen office.

Scope 3 Change
Our Scope 3 GHG emissions decreased from 1,849,266 tCO_2e in 2024 to 1,047,324 tCO_2e in 2025, corresponding to a significant reduction of 43%. The reduction is primarily due to fewer vessel purchases in 2025 compared to 2024. In 2025, six vessels were purchased, whereas we acquired 19 in 2024.

In 2022, we mapped our value chain and screened all 15 GHG categories based on five criteria, according to which, we considered the amount of emissions, the degree of influence we have, associated risks, importance to our stakeholders, and whether or not the activity is performed in-house.

A screening of the categories is conducted yearly, so far with the result that the same categories are in scope based on a minimum threshold.

→ The categories scoped are shown on page 55

Scope 1, 2, and 3 Primary/Hybrid Data
TORM focuses on improving our data quality by pursuing primary data. The proportion of primary/hybrid versus secondary data was 94% in 2025.

Total Greenhouse Gas (GHG) Emissions Change
The total Greenhouse Gas (GHG) emissions for 2025 decreased because we purchased fewer vessels in 2025 compared to 2024. At the same time, we achieved a reduction again this year in the carbon intensity of our activities. TORM's Annual Efficiency Ratio (AER) decreased from 4.69 in 2024 to 4.43 in 2025, which reflects that the fleet operated more efficiently in lowering the CO_2 footprint of cargo transported per sailed nautical mile. By working together cohesively as one unit, we are able to harness synergies allowing us to optimize energy and fuel performance on board vessels.

Adopting New Technologies to Reach Targets
New technologies are continuously evaluated as part of our energy efficiency efforts to ensure that we reach our GHG reduction target. If the pilot projects that we conduct are deemed beneficial enough for improving our fleet-wide energy efficiency, the projects will be implemented on a full-scale basis across our fleet. TORM is also following the future development of zero emissions vessels.

Scope 1 GHG Emissions from EU ETS
E1-6 As of 01 January 2024, TORM became subject to the European Union Emissions Trading System (EU ETS). For every applicable metric ton of CO_2 emitted, the reporting company has to surrender one EU ETS Allowance (EUA). As the EU ETS is being gradually phased in and only relates to voyages with one or both legs in the EU, this does not cover 100% of TORM's emissions. 7.70% of TORM's 2025 Scope 1 GHG emissions have been covered by the purchase of EUAs.

Achieved GHG Emission Reductions

	2025	2021[1]
AER (Ratio)	4.43	5.05
Number of vessels in total shipping fleet	93	84

1) 2021 is used as the base year for comparison.

tCO$_2$e	2025	2021
Scope 1 GHG	1,594,057	1,081,027
Scope 2 GHG[1]	793	486
Scope 3 GHG	1,047,324	1,238,479
Total	2,642,174	2,319,991

1) Gross market-based Scope 2.

E1-3 → For a full overview of the reductions, see page 54

In 2025, TORM achieved an AER of 4.43, corresponding to a 43% reduction of the IMO's 2008 baseline for carbon intensity. The reduction is not reflected in our absolute emissions due to the increase in TORM's fleet size. The Annual Efficiency Ratio (AER) is a metric used in the maritime industry to measure the carbon efficiency of a vessel. It quantifies the amount of CO$_2$ emissions emitted per unit of cargo-carrying capacity (deadweight tonnage or DWT) over a distance traveled (nautical miles). This metric is expressed in grams of CO$_2$ per deadweight ton-mile (gCO$_2$/dwt*nm).

E1-5 The below table presents TORM's total energy consumption by source. The figures provide an overview of the composition of our energy use and the share of fossil versus renewable sources.

Energy Consumption

MWh		2025	2024
Coal and coal products		0	0
Crude Oil and Petroleum products	Heavy Fuel[1]	3,850,202	3,385,776
	Low-sulfur heavy fuel[1]	745,477	1,229,315
	Marine Gas Oil[1]	1,064,698	1,047,682
	Petrol	5	13
Natural gas		0	0
Other fossil sources		0	0
Purchased or acquired electricity, heat, steam or cooling from fossil sources		2,048	2,064
Total energy consumption from fossil sources		**5,662,430**	**5,664,850**
Total energy consumption from nuclear sources		**0**	**0**
Renewable sources, including biomass, biofuels, biogas, hydrogen from renewable sources etc.		6,297	0
Purchased or acquired electricity, heat, steam and cooling from renewable sources		57	50
Self-generated non-fuel renewable energy		0	0
Total energy consumption from renewable sources		**6,354**	**50**
Total energy consumption		**5,668,784**	**5,664,900**
Renewable sources share of total energy consumption (%)		0.1 %	0.0 %
Percentage of fossil sources in total energy consumption		99.9 %	100.0 %

1) Methodology updated for 2024 to exclude Scope 3 category 13 fuel consumption. Conversion from GJ/MWh updated to TJ for consistency and comparability.

Gross Scope 1, 2, 3, and Total GHG Emissions

E1-6 GHG Emissions, Milestones, and Targets	Retrospective				Milestones and Target Years			
	2021	2024	2025	Percentage	2025	2030	2050	Annual % target / Base year
Scope 1 GHG Emissions								
Gross Scope 1 GHG emissions (tCO$_2$e)	1,081,027	1,594,793	1,594,057	0 %	N/A	≤1,500,000	0	(4)%
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)		4.2 %	7.7 %	83 %	N/A	N/A	N/A	N/A
Scope 2 GHG Emissions								
Gross location-based Scope 2 GHG emissions (tCO$_2$e)	N/A	502	496	(1)%	N/A	N/A	0	N/A
Gross market-based Scope 2 GHG emissions (tCO$_2$e)[1]	486	832	793	(5)%	N/A	≤600	0	(3)%
Significant Scope 3 GHG Emissions[2]								
Total Gross indirect (Scope 3) GHG emissions (tCO$_2$e)	1,238,479	1,849,266	1,047,324	(43)%	N/A	≤1,200,000	0	0 %
1 Purchased goods and services	132,146	93,572	74,890	(20)%	N/A	N/A	N/A	N/A
2 Capital goods	702,107	1,162,462	418,371	(64)%	N/A	N/A	N/A	N/A
3 Fuel and energy-related Activities (not included in Scope 1 or Scope 2)	117,856	341,959	297,296	(13)%	N/A	N/A	N/A	N/A
6 Business traveling	14,090	10,524	11,418	8 %	N/A	N/A	N/A	N/A
11 Use of sold products	0	89,768	93,442	4 %	N/A	N/A	N/A	N/A
13 Downstream leased assets	272,280	150,981	151,908	1 %	N/A	N/A	N/A	N/A
Total GHG Emissions[3]								
Total GHG emissions (location-based) (tCO$_2$e)	N/A	3,444,561	2,641,878	(23)%	N/A	N/A	0	N/A
Total GHG emissions (market-based) (tCO$_2$e)	2,319,991	3,444,892	2,642,174	(23)%	N/A	≤2,700,600	0	(2)%

1) From 2025 Scope 2 market based GHG emissions includes emissions from renewable sources. For 2025, TORM's standalone tCO$_2$e for Scope 1 is 1,594,056, Scope 2 is 512, and Scope 3 is 944,734.

2) Categories assessed as material are included here. Categories determined to be immaterial, in accordance with the scoping analysis presented on the next page, have been omitted for the clarity.

3) Aligned with ESRS 1 §62-§67, including the GHG emissions in accordance with the extent of our operational control.

Greenhouse Gas (GHG) Emissions - Fleet

gCO_2/dwtxnm	2025	2024	2023
CO_2 emissions, AER total fleet	4.43	4.69	4.93
CO_2 emissions, AER LR2	3.41	3.42	3.37
CO_2 emissions, AER LR1	4.12	4.36	4.40
CO_2 emissions, AER MR	5.50	6.00	6.14
CO_2 emissions, EEOI total fleet	9.33	10.21	10.80
CO_2 emissions, EEOI LR2	7.48	7.71	7.94
CO_2 emissions, EEOI LR1	9.41	9.66	10.39
CO_2 emissions, EEOI MR	10.91	12.54	12.56

Category	Included or Excluded	Segment Included as Material
Category 1 Purchased goods and services	>1% - Included	TORM and Marine Engineering
Category 2 Capital goods	>1% - Included	TORM
Category 3 Fuel-and energy related activities	>1% - Included	TORM
Category 4 upstream transport	<1% - Excluded	Below threshold
Category 5 Waste generated in operations	<1% - Excluded	Below threshold
Category 6 Business travel	>1% - Included	Always included for TORM
Category 7 Employee commuting	<1% - Excluded	Below threshold
Category 8 Upstream leased assets	<1% - Excluded	Assessed annually but no relevant activities for the financial year
Category 9 Downstream leased assets	<1% - Excluded	Not applicable. No sold products
Category 10 Processing of sold products	<1% - Excluded	Not applicable. No processing of sold products
Category 11 Use of sold products	>1% - Included	Marine Engineering
Category 12 EoL of sold products	<1% - Excluded	Not applicable. No EoL of sold products
Category 13 Downstream leased assets	>1% - Included	TORM
Category 14 Franchises	<1% - Excluded	Not applicable. No franchises
Category 15 Investments	<1% - Excluded	Assessed annually but no relevant activities for the financial year

E1-5

Energy Intensity per Net Revenue

MWh per million USD	2025[1]	2024[2]	Percentage
Energy intensity (total energy consumption per net revenue)[3]	4,232	3,633	16 %

1) For 2025 TORM's standalone energy intensity would be 4,312.

2) Energy intensity recalculated following the correction of conversion factor from Gigajoules (GJ) to Terajoules (TJ).

3) Refer to Note 3 - Segment income statement for revenue used for the calculation.

E1-6

The Reconciliation of the Net Revenue Used to Calculate GHG Intensity

USDm	2025	2024
Net revenue used to calculate GHG intensity	1,340	1,559
Net revenue (other)	0	0
Total net revenue	1,340	1,559

GHG Intensity per Net Revenue

tCO_2e per million USD	2025[1]	2024	Percentage
GHG emissions intensity, location-based (total GHG emissions per net revenue)	1,972	2,209	(11)%
GHG emissions intensity, market-based (total GHG emissions per net revenue)	1,973	2,209	(11)%

1) For 2025 TORM's stand-alone GHG intensity for location-based is tCO_2e per million USD 1,932 and market-based 1,932.

Refer to Note 3 - Segment income statement for revenue used for the calculation.

Biogenic Emissions

tCO_2	2025
Biogenic emissions (Scope 1 + Scope 3 Category 13)[1]	1,992

1) Biogenic emissions reflect CO_2 released from the combustion of biofuels in TORM's marine operations. The metric includes biogenic emissions from both Scope 1 and Scope 3 Category 13 (downstream leased assets). The emissions are reported separately from fossil GHG emissions.

Risk Analysis for Climate Change Adaption

ESRS-2 SBM-3 Climate change adaption is deemed a potential negative impact for TORM in our DMA. We conduct an annual climate-resilience scenario analysis for TORM with three bespoke climate scenarios that are shown to the right.

The scope incorporates our current and planned strategies for adapting our operations to minimize the impact of extreme weather, as well as mitigation activities such as investments in more fuel-efficient vessels or the use of alternative energy sources.

Our three bespoke climate scenarios were combined with short, medium, and long terms designated as 2025, 2030, and 2050, respectively. The terms are selected based on asset life cycles and strategic planning periods relevant to TORM's fleet and operations.

Our climate resilience analysis identifies and evaluates risks across the entire value chain, with an assessment of stakeholders from both upstream extraction to downstream consumer demands. This involves assessing both physical and transitional risks and how these can affect TORM's operations and reputation.

We also examined exploration, production, and demand for renewable energy, fuels, and technologies, including biofuels, hydrogen, ammonia, and carbon capture utilization and storage.

This scenario analysis identified four financially material climate-related risks and three financially material climate-related opportunities, all of which are described in the tables on the following pages.

Climate-Related Risk Scenarios

	1.5°C Net-Zero 2050 **Orderly Transition**	**2.0°C** Delayed Transition **Disorderly Transition**	**3-4°C** Hot House World **Worst Case Scenario**
Assumptions	An ambitious scenario that limits global warming to 1.5°C through stringent climate policies and innovation, reaching net-zero CO_2 emissions around 2050	The world continues with "business as usual" and emissions rise until 2030	This scenario relies only on government policies that have already been introduced or announced, such as the EU's Fit for 55
	Assumes that ambitious climate policies are introduced immediately with low policy variation between regions and strong international cooperation to achieve net-zero CO_2 emissions worldwide	By 2030, governments and societies finally take action to avoid catastrophic global warming, but at this point, aggressive climate action is required to limit global warming to around 2.0°C	Emissions grow until 2080, leading to about 3°C warming and severe physical risks
	Net-zero means a major decline in the use of oil and other fossil fuels. Oil demand peaks in 2025 and falls from around 100 mb/d (million barrels per day) to 23 mb/d in 2050	Demand for oil and other fossil fuels grows until 2030 and then falls rapidly. Oil demand remains stable and peaks at 100 mb/d in 2030 and falls rapidly to 23 mb/d in 2050	This includes irreversible changes such as higher sea level rise and extreme temperatures. Oil demand peaks at around 100 mb/d in 2030, and declines very slightly thereafter
	Governments work to ensure an orderly transition across the energy sector	This results in a disorderly transition in which the transition to a low-carbon economy occurs in an unexpected and chaotic way	Conflict and humanitarian crises are exacerbated, and some areas of the world become uninhabitable zones
	↓	↓	↓
Conclusion	High and immediate transition risk	Very high and delayed transition risk	Low transition risk
	Relatively low physical risk	Relatively low physical risk	Medium physical risk

Source: NGFS The Network for Greening the Financial System (NGFS) phase V report - November 2024, IEA World Energy Outlook - October 2024 and November 2025, IPCC sixth Assessment Report - September 2023.

Climate-Related Risks and Opportunities

All potential financially material climate-related risks are transition risks, none are physical risks.

Risks	Why	When	Main Impact	Impact 1.5 °C	Impact 2.0 °C	Impact 3-4 °C	Strategic Actions to Mitigate Risks
Market: Declining Demand for Oil and Gas	Demand for oil products would decline significantly in the Net Zero 2050 scenario with peak oil in 2025, and in 2030 in the Delayed Transition scenario, due mainly to the electrification of transport.	Medium to long term (2030–2050)	Decreased demand/ revenue Decreased asset value	High	High (delayed)	Lower	• Diversify revenue into transport of renewable fuel types (see opportunity 1) • Train seafarers to handle chemical transportation to meet requirements • Monitor a number of "disruption indicators" • Higher asset utilization due to vessel supply shortage (see opportunity 3) • Modest financial gearing and utilize lease structure to remove asset value risk
Reputation: Higher Cost of Capital and Reduced Access to Capital	Withdrawal of banks from the sector and more limited pool of investors over time risk resulting in more expensive debt/equity financing. Majority of TORM's banks are signatories to Poseidon Principles, thus obliged to reduce emissions.	Short to medium term (2025–2035)	Reduced access to and higher cost of capital Inability to grow business or maintain current fleet age	High	High (delayed)	Lower	• Diversify revenue into transport of renewable fuel types (see opportunity 1) • Maintain conservative capital structure with access to multiple funding sources • Decarbonize fleet faster than required by IMO by 2030 as transition company to continue to attract investments
Emerging Regulation: Carbon Price Regulations	IMO global carbon tax which at the earliest will commence in 2028 is clouded by uncertainty. We will likely see the emergence of multiple regional carbon taxes.	Immediate to medium term (2025–2030)	Increased operating cost Decreased asset value	High	High (delayed)	Lower	• Decarbonize fleet faster than required by IMO to ensure competitiveness • Exposure only if emissions from TORM vessels are higher than the "average vessel" of competitors, as carbon tax will be incorporated into the market rate
Technology: Decarbonization of Vessels	In the Net-Zero 2050 and the Delayed Transition scenarios, certain requirements arise for decarbonization of TORM's fleet. The diversity of alternative fuels and technologies increases the risk of selecting the wrong technology.	Medium to long term (2030–2050)	Increased CAPEX to decarbonize the fleet Stranded assets if wrong technology selected Increased operating cost	High	High (delayed)	Lower	• Decarbonize fleet faster than required by IMO by 2030 to ensure competitiveness in a declining market • Focus on using known solutions to decarbonize fleet and delay investments until fuel technologies are de-risked and adopted at industry level • Participate in industry decarbonization groups, such as the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping

Opportunities	Why	When	Main Impact	1.5 °C	2.0 °C	3-4 °C	Strategic Actions to Seize Opportunities
Market: Diversification into Transport of Low-Carbon Fuels	Demand for transport of low-carbon fuels increases in Net-Zero 2050 and Delayed Transition scenarios. Significant similarities between new and current business model, customer segments, and vessel operations.	Medium to long term (post-2030 accelerating toward 2050)	Opportunity to diversify revenue into new markets Today, 71% of TORM's fleet is able to carry biofuels and 20% can carry methanol	✓	✓	(✓)	• Build market position in biofuels with existing assets and capabilities • Potentially upgrade current vessels to carry methanol, making us a large player in segment • Investigate opportunity to enter hydrogen and ammonia segments (this would require new and different types of assets) • Monitor a number of "disruption indicators"
Market: Market Volatility Due to Extreme Weather	Frequency and intensity of extreme weather increases in all three scenarios, compared to world without climate change. This leads to frequent disruption to refinery production, resulting in higher frequency of market volatility.	Short to medium term (2025–2035)	Opportunity to improve our forecasting of events and position vessels to benefit from supply and demand imbalance in volatile market	✓	✓	✓	• Invest in vessel positioning tools, voyage optimization, and BI setup • Predictive analytics and AI to better forecast these extreme events and have our vessels positioned to take advantage of this
Market: Higher Utilization Due to Supply Shortage	Newbuilding investments will be limited due to reduced access to capital in all scenarios causing uncertainty in shipping's transition to new fuel types, and relating to future demand for oil products. Demand for oil products will remain high in medium term, except in 1.5°C Net-Zero 2050 scenario.	Short to medium term (2025–2030)	Opportunity for higher asset utilization of the existing fleet due to supply/demand imbalance in the short to medium term	(✓)	✓	✓	• Monitor a number of "disruption indicators" to assess the likelihood of the opportunity materializing • Remain exposed to the oil and liquids segment in the medium term to capture the opportunity whilst diversifying revenue in the longer term

✓ Opportunities exist

(✓) Limited opportunities

Key Scenario Impact on TORM's Business

	Impact on TORM
Policy actions drive outcomes	The policy actions taken by governments are the key variable and the main reason for the differences in outcomes across the scenarios.
Advanced economies decarbonize in all scenarios	In all scenarios, the EU and other advanced economies decarbonize faster than developing nations.
Electrification reduces oil demand in all scenarios	The electrification of road transport reduces oil demand in all three scenarios to a varying extent (in Hot House World, the lower demand is offset by an increase in aviation and shipping among other industries).
Refining industry under increasing pressure	The global refining industry is under pressure across all scenarios, whether from changes to product demand, risk of stranded assets, or from extreme weather conditions. In all scenarios, refineries in Europe close as demand shifts to Asia Pacific.
Tanker market is challenged in Net-Zero 2050 and Delayed Transition	The Net-Zero 2050 and Delayed Transition scenarios create challenging conditions for the tanker market through decarbonization costs and destruction in product demand. The tanker market grows in Hot House World and benefits from volatility.
The West-East trade is dominant across all scenarios	Import dependency on fossil fuels in developing economies in Asia remains high in all scenarios, leading to further concentration of trade flows between the Middle East and Asia.
Global GDP costs in Hot House World vastly outweigh transition costs	Global GDP growth is lower in all scenarios compared to a world without climate change. The global economic costs of physical risk in a Hot House World vastly outweigh the costs of a transition to a low-carbon economy in other scenarios.

Developing the Analysis

Climate-related risks are identified separately from broader ESG risks. We identify climate-related risks using scenario analysis and sector-specific data sources from publicly available scenarios published in 2023, 2024, and 2025 by the International Energy Agency, the Network for Greening the Financial System, and the IPCC Sixth Assessment Report. The scenarios were supplemented by data and insights relevant to the transport of refined oil products.

The process of undertaking the scenario analysis included a workshop with senior TORM representatives from departments including Finance, Investor Relations, Risk, Strategy, Market Research, Operations, and the Technical Division to consider the three scenarios and identify climate-related risks and opportunities.

The risks and opportunities were then assessed for financial materiality and their potential impact on TORM's business model and strategy. This process is designed to improve the resilience of TORM's corporate strategy.

Climate Resilience and Corporate Strategy

At TORM, climate-related risks and opportunities are fully embedded in the corporate strategy and financial planning process.

We believe that decarbonization will have a significant impact on the future of the product tanker business, but at the same time we acknowledge that refined oil products will continue to play an essential role in the global economy across all scenarios.

The entire TORM organization's performance is measured against KPIs related to our GHG reduction targets. When assessing fleet renewal options, we always investigate potential impact on the trajectory towards these goals.

The outlook for oil demand and traditional refined products, such as gasoline and diesel, varies significantly across scenarios. TORM monitors specific disruption indicators. We view these as warning signs to help decide if TORM's corporate strategy needs to be reconsidered, including our investment strategy in newbuildings. This risk and the disruption indicators are a reoccurring agenda item at every meeting of the Board's Risk Committee.

Scope

TORM's own workforce was assessed in the analysis, including vessel-based employees and office-based employees.

At TORM, we have assessed that there is no material risk of damages to office buildings associated with extreme weather or rising sea levels, as all of our office locations are rented.

Our vessels operate globally with the risk of impact from extreme weather and rising sea levels.

Our climate resilience analysis is based on the assumption that our existing fleet operates without significant alterations in vessel design or technology over the analysis period. This presents an opportunity to evaluate the resilience of our current operations in the face of climate risks while considering the implications of maintaining our current fleet.

TORM's risk assessment is based on broadly identified key data points such as oil demand, oil price, and CO_2 emissions. We have not included MET as part of our climate resilience analysis as impact is deemed limited.

Types of Climate Risks

Acute Risk: Assessment of extreme weather events that could affect shipping routes, such as hurricanes, storms, and flooding, which may disrupt operations or damage assets.

Chronic Risks: Long-term climate changes such as rising sea levels and increasing temperatures that may influence port accessibility, vessel performance, and safety.

Transition risks: Evaluation of risks associated with the transition to a low-carbon economy, including regulatory changes (such as stricter emissions controls, EU ETS, etc.), shifts in market demand for clean petroleum products, and technological advancements in clean shipping practices.

For climate-related risks and opportunities, we define the types of risks by using the ESRS guidance for transition and physical risk categories.

Analysis Uncertainties

The resilience analysis identified several areas of uncertainty that could impact our shipping operations and strategic decisions.

Regulatory Uncertainty: The marine shipping industry is subject to evolving environmental regulations on emissions and fuel standards. Uncertainties regarding timing, stringency, and enforcement of these regulations can significantly affect operational compliance and investment requirements.

Market Dynamics: Changes in global oil demand and consumer preferences towards more sustainable products present uncertainties. The speed at which customers transition to alternative fuels or shipping options can impact revenue and market share.

Technological Advancement: The effectiveness and availability of new technologies for cleaner shipping, such as alternative fuels and energy-efficient shipping routes, are uncertain. Delays in the commercialization of these technologies could hinder our transition to a low-carbon operation.

Climate Change Prediction: The inherent variability of climate change impacts, including extreme weather events and sea-level rise, introduces uncertainty in the risk assessment of disruptions to shipping routes, port access, and fleet operations.

Governance of Analysis

The climate-related risks identified through the scenario analysis exercise have been incorporated into TORM's annual Enterprise Risk Management (ERM) procedure, during which the critical risks for TORM were identified, assessed, and discussed by TORM's Senior Management Team and included in the ERM Report provided to the Risk Committee.

The ERM Report outlines TORM's risk management framework, including objectives, approach, and governance responsibilities. Climate-related risks and opportunities are integrated into this process through structured interviews and surveys with senior leaders, followed by prioritization and validation by the Senior Management Team and Risk Committee. Risks are assessed using defined likelihood and impact criteria across financial, reputational, compliance, and operational dimensions on a 1-5 scale, considering both inherent exposure and mitigation effectiveness. The Risk Committee discusses risks and opportunities at least quarterly and during significant events, prioritized based on financial materiality and strategic significance, and escalated to the Board when high-impact risks emerge. This integration ensures climate considerations inform strategic planning and capital allocation decisions.

As previously described, TORM's Risk Committee and Senior Management Team hold the Management responsibility and strategy responsibility respectively at TORM.

The Head of Group Finance monitors new Sustainability-related regulatory requirements and develops initiatives to ensure that TORM complies with stakeholder expectations.

Strategies to explore and develop business opportunities related to customers, brokers, and industry stakeholders, as well as further energy efficiency technologies to increase decarbonization on commercially viable terms, are led by the Head of Commercial Decarbonization and the Head of Technical Decarbonization.

ESRS-2 → See ESRS 2 SBM-3 on page 56 for a complete description of TORM's climate-resilience process, including the screening for actual and potential future greenhouse gas (GHG) emissions, the scope of TORM's climate strategy and business model resilience, and the climate scenarios applied in our climate-resilience analysis.

CO$_2$ Emission Pathways
CO$_2$ emission pathways are significantly divergent in reduction and speed to 2050. The "business as usual" pathway in Delayed Transition follows the Hot House World until 2030 and then falls rapidly as aggressive climate policies are introduced. The temperature rise is a consequence of the CO$_2$ emission pathway.

Oil Demand Forecast
Peak oil is reached in 2025 in Net-Zero 2050, 2030 in Delayed Transition, and 2030 in Hot House World.



CO$_2$ Emission Pathways
SOURCE: IEA Energy Outlook 2025

Million tons of CO$_2$ per year

Oil Demand Forecast
SOURCE: IEA Energy Outlook 2025

Million barrels per day

Transition Plan

E1-1 As part of TORM's commitment to achieving net-zero GHG emissions by 2050, we have developed a dedicated energy transition plan to guide our decarbonization efforts.

Our plan is anchored in the areas most relevant to TORM's business and the broader shipping industry and it reflects the decarbonization ambition set by the IMO. As such, the plan focuses on CO_2-intensity reduction targets rather than absolute GHG emissions. As a result, it is not yet fully aligned with CSRD requirements. TORM is committed to strengthening our approach to ensure full compliance and enhanced transparency by 2028.

The transition plan provides a structured framework for continuously assessing the pathways, milestones, and actions required to meet our 2030 and 2050 CO_2-intensity reduction goals, as well as our absolute Scope 1, Scope 2, and Scope 3 GHG-emission targets.

→ Read more about our targets in E1-4 on page 52

Assumptions in Energy Transition Plan
At TORM, we have used the following key assumptions to develop our energy transition plan:

- The starting point in the transition plan is based on our current fleet.
- Throughout the period towards 2050, we assume a constant fleet size based on our fleet today.
- Vessels are assumed to be divested at similar vessel ages as done historically.
- New second-hand vessels are assumed to be the same size as divested vessels in terms of DWT.
- All second-hand vessels are assumed to have energy efficiency technologies installed.
- From 2035, all replacement vessels in the fleet are assumed to be zero emission vessels.
- Vessel speed and trading pattern is assumed to be similar to 2023-2024.

It is important for TORM to not just set an ambitious target for the future, but to help lower global carbon emissions now and improve the sustainability of the TORM fleet today. In our energy transition plan, we have only included known technologies in the assessment of reaching our 2030 CO_2

intensity reduction target. This means that implementation risk is very low, and there is a potential upside if new technologies continue to be developed and show commercial viability. TORM has already identified a list of potential new projects that could help us reach our 2030 CO_2 target.

As carbon reduction is not a static process, additional energy efficiency initiatives are evaluated on a continuous basis. All approved energy efficiency initiatives have had a positive business case both in terms of contributing further to our emissions reduction and expected financial performance. TORM remains confident that we will reach our 2030 CO_2 intensity reduction target based on our current progress and the upcoming funded initiatives that we have identified.

The energy transition plan towards 2050 is dependent on the development and inclusion of zero emission vessels from 2035 and onwards in order to reach our zero emissions target by 2050. TORM is monitoring the technological developments and will update the plan if the assumptions do not materialize as expected.

TORM's net-zero GHG reduction target for 2050 is ambitious, and it will be challenging to achieve. We will work towards meeting our goal with a structured approach, dedication, ingenuity, and industry-wide collaboration. Our energy transition plan towards 2050 is an important tool in this approach.

Challenges Ahead
One main challenge in the tanker industry for reaching net-zero emissions is that our ability to reach net-zero carbon emissions is contingent on the establishment of required infrastructure and global availability of green fuels in smaller ports. This is a more prominent challenge in the tanker segment as transport of cargoes is not done through established trading routes and solely major ports.

Global industry collaboration is needed in order to deliver on the infrastructure and availability for green fuels as well as to overcome technological challenges. TORM actively participates in several coalitions and industry groups to push for sustainable solutions in the tanker industry to curb these challenges. Once sustainable industry-wide solutions have been developed, we are committed to pursuing net-zero emission carbon vessels to take TORM to net-zero emissions by 2050.

Anchoring the Plan in TORM
To ensure full anchoring of the energy transition plan throughout the organization, we conduct the yearly update of the energy transition plan in connection with the annual budget and business planning process. If deemed relevant, TORM also conducts a strategy process simultaneously to ensure the right strategic focus areas and options are still in place. TORM has in 2025 confirmed our capabilities to fulfill the target via the plan and consequently continues to follow the plan.

Our transition plan and targets are fully aligned and disseminated across the organization. This approach ensures adequate knowledge of the funding needed for all relevant initiatives. The transition plan is ultimately approved by our Board of Directors to ensure full alignment between the Board of Directors, our shareholders, and the TORM organization.

TORM takes into consideration how the green transition impacts our own workforce, including whether or not TORM should consider restructuring, training, or upskilling our workforce. Health and safety of our employees, is always our top priority, also on our green transition journey.

TORM has established an ESG department that works in close cooperation with our commercial and technical decarbonization teams. We track the overall progress on the energy transition plan. The energy transition plan is first approved by the Senior Management Team, and subsequently approved by the Board of Directors. As the energy transition plan is interlinked with the budget and business plan process, the annual update of the energy transition plan takes place in the fall each year.

Emerging technologies and regulatory changes as well as market developments are continuously monitored and tracked across TORM, providing valuable input to the overall TORM corporate strategy.

We are committed to achieving net-zero GHG emissions through our investment strategy. These investments are currently not specifically targeted to be EU Taxonomy aligned, because investments in vessels, which are capable of carrying clean petroleum products, are not considered aligned. TORM invests in fleet renewal and energy efficiency projects as part of our ongoing business.

Actions

E1-3 At TORM, we have three main categories of actions in our transition plan to mitigate climate change and to help reach our absolute GHG reduction target for 2030. See the illustration on the next page to learn more. We elaborate most on the energy efficiency category.

As shown in the illustration, there is a common factor that influences the impact of all TORM's energy efficiency initiatives, which is human behavior. Voyage optimization, technologies, and NEXUS provide efficiencies depending on the understanding and usage by our crews.

TORM has a technical decarbonization team to exclusively deal with supporting and training seafarers on optimizing energy consumption and usage on board. The office-based teams observe data from NEXUS on energy consumption onboard vessels and note any outlier activity. When the activity has been analyzed, and the team has a suggestion for how to alter operations, this is communicated to the crew initiating a collaboration. The crews are the ones who must make the decisions on how to operate. At TORM, we have worked on optimizing the feedback from office-based teams, so the onboard crews receive information quickly, clearly, and know how to follow up. We are working to further enhance this process with the implementation of NEXUS.

New behavioral recommendations are continuously rolled out in the form of officer seminars, online training, and reading material to ensure all seafarers on all TORM vessels are aware of new recommendations for behavioral changes.

In addition, TORM has emphasized the importance of climate change mitigation by making CO_2 reduction a KPI for all of our employees.

E1-1 This streamlined KPI is part of our One TORM platform and helps all employees collaborate towards common goals and thereby harness synergies that allow us to optimize energy efficiency onboard vessels.

As described here and in the illustration, we implement multiple energy efficiency initiatives simultaneously, including devices and features for direct savings as well as technology to optimize operational behavior. For this reason, it is not possible to accurately isolate the CO_2 emission savings of each individual contribution. Overall, we are registering savings.

We maintain focus on the optimization and improvement of our existing fleet. This is namely about enhancing efficiency of our fleet by applying a broad set of operational and technical improvements. TORM has allocated more than USD 16m in capital expenditure for 2025 for this purpose.

Lastly, TORM supports broad industry cooperation to accelerate the decarbonization of shipping by joining industry groups such as the Mærsk McKinney Møller Center for Zero-Carbon Shipping as a Mission Ambassador. TORM monitors the development of new fuels and associated technologies, and TORM aims to be part of shaping their development and deployment whenever this is commercially and operationally viable.

For more information about TORM's future decarbonization plan beyond 2030 and the resources allocated to our decarbonization actions, see Transition Plan section. Below is a graph of the expected AER reduction ahead of 2050.



Transition Plan Towards 2050

% reduction in AER compared to the IMO's 2008 base year using the CII reference line measured in CO_2 g/dwt x nm.

Human Behavior

NEXUS

We gather all relevant data in a single bespoke system, NEXUS, visible to all crews and relevant teams in real-time, reducing the administrative burden of manually checking machinery, and eliminating the need to communicate back and forth across geographies and time zones, thereby also reducing risks of delay.

Proven Technologies

Proven Technologies are successfully tested projects that we plan to roll out to all vessels. Our proven technologies relate either to propulsion of the vessel or machinery on board.

Propulsion

The objective of propulsion-related projects is primarily to reduce water resistance while sailing.

Examples:

• Hull Coating
• Ultrasound
• Mewis Duct

Energy Efficiency

We work with energy efficiency with the three levers below.

Fuel Efficiency Technologies

We invest in small technologies and large technologies with a range of expected payback time. We continuously test and evaluate these technologies to ensure optimized usage after installation. We categorize our technologies as proven or pilot projects.

Onboard Machinery

The objective of machinery projects is primarily to reduce unnecessary energy consumption.

Examples:

• VFDs
• LED Lights

Fleet Renewal

See more in our strategy section about TORM's fleet renewal strategy.

Bio Fuels

We work on the assumption that the usage of biofuels will have limited impact.

Voyage Optimization

Our proprietary voyage optimization algorithm is used to optimize each vessel's journey, keeping emissions as low as possible and the ocean passage as safe as possible considering weather. Every journey has different routes, distances, weather, and vessel size. The algorithm is based on data from NEXUS.

Pilot Projects

Pilot projects are still under evaluation and currently being tested on select vessels. We cannot accurately estimate CO_2 emissions reductions for these projects.

Examples:

• Flettner rotors
• Waste Heat Recovery
• Air lubrication

Other Disclosures

GOV-3 TORM incorporates climate-related considerations into the remuneration of office-based employees, including administrative management. All permanent office-based employees have a CO_2 reduction KPI weighted at 12%.

This KPI, based on the AER methodology, uses an intensity target rather than an absolute target and is applied to TORM's office-based employees, excluding subsidiaries. The Non-Executive Directors of the Board receive a fixed fee that is not tied to CO_2 performance.

Our vessels' dual-fuel capability allows them to operate on both biofuel and fossil fuel. This capability provides opportunities for emissions management. TORM is currently mostly locked-in to fossil fuels. While we have initiated biofuel use on a limited and immaterial scale, our fleet remains primarily dependent on conventional fuels. As we renew our fleet, we expect to gradually reduce this locked-in position.

We are committed to monitoring fuel usage and exploring options that reduce our overall greenhouse gas emissions over time. Our strategy focuses on maintaining operational flexibility while aligning with evolving sustainability standards.

CAPEX And OPEX Allocated to Climate Actions

TORM includes our decarbonization lever investments as part of our Tangible Fixed Assets and Operating expenses in Note 3 - Segment in our Annual Report.

USDm	2025	2024
Booked OPEX decarbonization initiatives	1	1
Booked CAPEX decarbonization initiatives	16	26

The listed values reflect what is booked for 2025. The expected CAPEX to reach our 2030 reduction target will depend on the future acquisition price of second-hand vessels towards 2030.

Key Performance Indicators and CAPEX Plan Required by Commission Delegated Regulation (EU) 2021/2178

TORM has identified taxonomy-eligible economic activities within our operations but we have determined that no activities currently meet the technical screening criteria to be considered taxonomy-aligned. Therefore, the proportion of taxonomy-aligned turnover, CAPEX, and OPEX is 0% for the reporting period.

→ More in the EU Taxonomy tables on page 66

TORM identified activities in the Marine Engineering segment as non-eligible for the Turnover, OPEX, and CAPEX indicators.

Ability to Implement Actions Based on Resources

The estimation of financial investments required for retrofitting ships, adopting new technologies, and training staff is conducted as part of the yearly budget and business plan process in the fall of every year.

Recent years have seen a significant FTE increase in the Technical Division to accommodate the additional workload and further improve energy efficiency across the fleet as well as to ensure adequate resource allocation on projects that were approved as part of the business plan and budget.

Funding to achieve our energy transition plan is a combination of our cash flow from operations and standard bank financing. In the long term, there could potentially be a need to increase the ratio of bank financing to cash flow from operations.

With regards to the EU Taxonomy, TORM's investments are not targeted and not expected to meet the EU Taxonomy requirements the next upcoming years.

Aligning Our Economic Activities with Criteria Established in Commission Delegated Regulation 2021/213936

Currently, our activities are not aligned with the EU Taxonomy. To align our economic activities with the criteria established in Commission Delegated Regulation 2021/2139, we are developing plans for capital expenditures (CAPEX) focused on transitioning to renewable energy sources and enhancing the energy efficiency of our fleet.

Investments in Coal, Oil, and Gas-Related Activities

Transport of refined oil products is related to oil and gas economic activities. → CAPEX invested is reflected in the financial disclosures, Note 10, page 175, which are our vessels and capitalized dry-docking under tangible fixed assets.

E1-5 The revenue from TORM and Marine Engineering is generated from high climate impact sectors. TORM is in section H - Transportation and storage. Marine Engineering is in section C - Manufacturing.

Internal Carbon Pricing

E1-8 TORM has developed an internal carbon pricing framework, which we continue to evaluate and further develop

as market conditions, regulatory requirements, and internal needs evolve. At TORM, we apply an internal carbon price as part of a sensitivity analysis that is used when deemed relevant in connection with vessel sales. The analysis assesses the vessel's fuel consumption within the relevant tanker segment (LR2, LR1, or MR) and applies an internal carbon price of USD 100 per ton of carbon to the difference in consumption to evaluate the potential financial impact.

We use a shadow carbon price of USD/t carbon 100 for energy efficiency investment cases being applied on our vessels on a global scale for TORM. This price is equivalent to the carbon cost for vessels trading intra Europe in the period 2026-2029 (EU ETS and Fuel EU Maritime). At the moment, we consider this price level relevant as these are the concrete elements that potentially can impact TORM in the near future. We are continuously monitoring if changes to this price level are needed. Both of the internal carbon pricing schemes have been implemented with the purpose to further accelerate TORM's green energy transformation. The scheme includes gross Scope 1 greenhouse gas emissions.

Policies Related to Climate

E1-2 All of TORM's owned vessels are ISO-14001 certified, which emphasizes TORM's Management commitment to environmental impact management from climate change mitigation to waste management.

TORM's environmental policies include approaches to combating climate change. Our policy is also a part of our Business Principles.

→ Find our Business Principles on page 97

Our policy includes our ambitious target, which supports climate change mitigation and addresses three out of four identified climate-related adaptation risks.

→ More details in the Risk Analysis section on page 56

For the fourth risk, declining oil and gas demand, TORM has no policies to address this. However, we respond to the risk with our business strategy.

TORM plans to reach our targets with energy efficiency projects as well as fleet renewal including the usage of zero emission vessels.

TORM does not have an adaptation policy. TORM does not have a renewable deployment policy.

→ More about Environmental Protection Policy on page 97

EU Taxonomy Reporting in 2025

The EU Taxonomy is a classification scheme established by the European Union to provide transparency into a company's activities. It defines what constitutes an environmentally sustainable economic activity, according to EU defined criteria. TORM applies the updated delegated regulation of 04 July 2025, which became effective on 01 January 2026, and simplifies the reporting requirements under the EU Taxonomy regulation including the mandatory tables to be applied.

The purpose is to assess whether a business activity substantially contributes to one of the EU's six environmental objectives. An activity is considered eligible if the activity has the potential to contribute.

The six environmental objectives outlined in the EU Taxonomy are climate change mitigation (Regulation EU 2020/852 Annex 1), climate change adaption (Regulation EU 2020/852 Annex 2), sustainable use of water and marine sources, circular economy, pollution prevention, and a healthy ecosystem (Commission Delegated Regulation EU 2023/2486).

Technical Screening Criteria for EU Taxonomy
TORM's activities that relate to chartering, maintaining, and operating vessels, including costs related to repairs and maintenance, are covered by the EU Taxonomy category '6.10 Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities'. We therefore assess TORM's activities to be eligible. The activities for the Marine Engineering segment are not considered eligible.

An activity is considered aligned when it contributes substantially to one or more of the EU's environmental objectives, does not significantly harm any of those objectives, and is carried out in compliance with minimum social safeguards.

In screening the eligible activities for EU Taxonomy alignment, we have concluded a non-alignment. TORM's assets are currently dedicated to the transportation of fossil fuels, which is explicitly deemed non-aligned by the environmental objective Climate change mitigation.

TORM is not in a locked-in position and is able to transport chemicals or biofuels, although this trade is considered immaterial. TORM's vessels cannot be considered as having a share of activities that are aligned according to the EEDI criteria and therefore, we have assessed that our operations are not considered aligned.

An assessment for DNSH (Do No Significant Harm) criteria and Minimum Safeguards was performed. Disclosure has not been provided, as TORM's activities are considered non-aligned with the EU Taxonomy.

→ See TORM's EU Taxonomy Accounting Policy from page 74

EU Taxonomy Overview

EU TAXONOMY

First, the company must determine whether activities are eligible.



Then, alignment of the activities is assessed by reviewing if they:

Substantially contribute	Do no significant harm	Meet minimum safeguards
To minimum one of six below	To any of the other five below	

 

Environmental Objectives
1. Climate change mitigation
2. Climate change adaptation
3. Sustainable use and protection of water and marine resources
4. Transition to circular economy
5. Pollution prevention and control
6. Protection and restoration of biodiversity and ecosystems

OECD
Guidelines for Multinational enterprises

UN Guiding Principles on Business and Human Rights

EU Taxonomy Tables

TORM's key performance indicators are listed in the tables below. TORM's activities are considered eligible but not aligned.

Financial Year 2025

KPI	Total	Proportion of Taxonomy eligible activities	Taxonomy aligned activities	Proportion of Taxonomy aligned activities	Breakdown by environmental objectives of Taxonomy aligned activities						Proportion of enabling activities	Proportion of transitional activities	Not assessed activities considered non-material	Taxonomy aligned activities in previous financial year	Proportion of Taxonomy aligned activities in previous financial year
					Climate Change Mitigation	Climate change adaptation	Water	Circular Economy	Pollution	Biodiversity					
	USD m	%	USD m	%	%	%	%	%	%	%	%	%	%	USD m	%
Turnover	1,340	98%	0	0%										0	0%
CapEx	324	98%	0	0%										0	0%
OpEx	252	31%	0	0%										0	0%

→ Turnover, CAPEX and OPEX can be reconciled to Note 3 in the consolidated financial statements, see page 165

→ For at detailed description of the developments, see the financial review section on page 24

Financial Year 2025

Economic Activities	Code	Taxonomy eligible KPI (proportion of Taxonomy eligible Turnover)	Taxonomy aligned KPI (Proportion of Taxonomy aligned Turnover)	Taxonomy aligned KPI (Proportion of Taxonomy aligned Turnover)	Environmental objective of Taxonomy aligned activities						Enabling activities	Transitional activity	Proportion of Taxonomy aligned in Taxonomy eligible
					Climate change mitigation	Climate change adaptation	Water	Circular Economy	Pollution	Biodiversity			
		%	USD m	%	%	%	EL; N/EL (f)	%	%	%	E (where applicable)	(T where applicable)	%
Sea and coastal Freight Water Transport,Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	98%	0	0%								T	0
Sum of alignment objective													
Total KPI (turnover/CAPEX/OPEX)		98%		0%									

Financial Year 2025

Economic Activities	Code	Taxonomy eligible KPI (proportion of Taxonomy eligible CAPEX)	Taxonomy aligned KPI (Proportion of Taxonomy aligned CAPEX)	Taxonomy aligned KPI (Proportion of Taxonomy aligned CAPEX)	Environmental objective of Taxonomy aligned activities						Enabling activities	Transitional activity	Proportion of Taxonomy aligned in Taxonomy eligible
					Climate change mitigation	Climate change adaptation	Water	Circular Economy	Pollution	Biodiversity			
		%	USD m	%	%	%	EL; N/EL (f)	%	%	%	E (where applicable)	(T where applicable)	%
Sea and coastal Freight Water Transport,Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	98%	0	0%								T	0
Sum of alignment objective													
Total KPI (turnover/CAPEX/OPEX)		98%		0%									

Financial Year 2025

Economic Activities	Code	Taxonomy eligible KPI (proportion of Taxonomy eligible OPEX)	Taxonomy aligned KPI (Proportion of Taxonomy aligned OPEX)	Taxonomy aligned KPI (Proportion of Taxonomy aligned OPEX)	Environmental objective of Taxonomy aligned activities						Enabling activities	Transitional activity	Proportion of Taxonomy aligned in Taxonomy eligible
					Climate change mitigation	Climate change adaptation	Water	Circular Economy	Pollution	Biodiversity			
		%	USD m	%	%	%	EL; N/EL (f)	%	%	%	E (where applicable)	(T where applicable)	%
Sea and coastal Freight Water Transport,Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	31%	0	0%								T	0
Sum of alignment objective													
Total KPI (turnover/CAPEX/OPEX)		31%		0%									



Environment

Pollution

- Introduction
- Targets
- Impacts, Risks, and Opportunities
- Actions
- Policies

Introduction

At TORM, we are committed to our communities and the environment. For that reason, we consider it our responsibility to reduce pollution to both air and water, and we have policies, targets, and actions in place to support this goal.

Targets

Topic	2030 Target	2050 Target
SO$_x$ (Percentage)	Reduce SO$_x$, NO$_x$, and PM2.5 and PM10 emissions from all TORM's operations by 8% by 2030	Net-zero emissions
NO$_x$ (Percentage)		Net-zero emissions
PM2.5 (Percentage)		Net-zero emissions
PM10 (Percentage)		Net-zero emissions
Zero oil spills[1]	Zero oil spills according to the ITOPF definition	Zero Oil Spills According to the ITOPF definition

1) As per ITOPF's (International Tanker Owners Pollution Federation) definition, a spill is categorized as of > 7 metric tons. TORM uses a standard factor of 0.740 (based on products we usually carry) to convert metric tons into cubic meters.

Pollution to Air

E2-3 TORM has set the target to reduce SO$_x$, NO$_x$, PM2.5, and PM10 emissions by 8% by 2030 from all of TORM's operations, using 2024 as a baseline to track our progress.

In 2025, the 24% reduction in SO$_x$ emissions was driven by the expansion of scrubber installations across the fleet. NO$_x$ was reduced by 0.3% and PM2.5 and PM10 increased by 1.3%.

Pollution to Water

TORM has set the target of Zero oil spills to water according to the ITOPF definition, from 2024 ongoing.

You can read about how our targets relate to preventing and controlling air pollutants in the E1-4 section our Sustainability Statement.

→ See section E1-4 on page 52

The targets are voluntary, however, there is a industry target set by IMO for CO_2 emissions, which is linked to the emission of SO$_x$, NO$_x$, PM2.5, and PM10.

Impacts, Risks, and Opportunities

ESRS 2 IRO-1 To set targets at TORM, we have identified material impacts and risks related to pollution in the DMA.

→ This is described in IRO-1 in the ESRS 2 disclosure on page 45

Pollution to Air

E2-4 Fossil fuel combustion from TORM's vessel operations emits nitrogen oxides (NO$_x$), sulfur oxides (SO$_x$), and particulate matter (PM2.5 and PM10) into the atmosphere. These pollutants negatively affect the environment and human health. This adverse impact is inherent in our operations, systemic to the maritime sector, and occurs over the short, medium, and long terms.

NO$_x$ calculation is based on the summation of main engine and auxiliary engines' power output using an energy-based emission factor. Emission factor is calculated using the Fourth Greenhouse Gas study methodology from IMO according to engine tier and engine speed.

SO$_x$ calculation is based on the amount of bunkered fuel used multiplied with the percentage of a one-year historic weighted average of sulfur amount. The sulfur amount is adjusted if the vessel has a scrubber installed and depending on the date when scrubber was installed. The bunker amount is collected where sulfur content is stated in the Bunker Delivery Note. The calculation is prepared annually at year end, and the calculation is performed for all vessels.

Pollution to Water

TORM's operations may result in the pollution of water through oil or chemical spills. This can cause harm to the marine environment and to people. This negative impact occurs in TORM's own operations, is considered systemic to the maritime sector, and could potentially occur over the short, medium, and long terms. Pollution of water through an oil or chemical spill may also result in a financial risk for TORM due to the cost of clean-up, fines, sanctions, and/or lawsuits, reputational damage, and increased insurance premiums in the short and medium terms.

Oil and chemical spills are recorded immediately on vessels and via e-mail to the HSE manager. Information recorded includes the number of spills, volume of spills, how spills occur, corrective measures, and preventive measures.

Actions

E2-2 In order to monitor our progress towards reaching our targets as well as compliance with regulations, we have actions as well as internal and external control systems to support our pollution reduction efforts.

Our actions to reduce pollution to air are linked to actions performed to reduce CO_2 emissions.

→ See E1-2 for further details on page 64

Our procedure for managing oil spills is documented in our Safety Management System (SMS), which can be accessed by all seafarers.

If an oil spill occurs, this will be handled according to our emergency procedures. As a minimum, this includes an announcement on the vessel to muster all crew members and the initiation to contain the spill. Mitigating actions to prevent oil from going overboard include draining spilled oil into an empty tank or slack tank. This event is reported by the captain to the company and the authorities as per local regulations.

To prevent oil spills, TORM makes sure that all crew members are trained and familiar with cargo and bunker handling procedures. In addition, we require that all equipment is tested and ready before operations.

TORM's operations are governed by national and international regulations including MARPOL, Annex VI for prevention of air pollution, Annex I for prevention of pollution by oil, and Annex II for control of pollution by noxious liquids.

All TORM's operations, vessels and technical organization are certified under ISO 14001:2015, the international standard for environmental management systems. The certification requires annual audits by a Recognized Organization (RO) and ensures that TORM maintains a structured approach to environmental performance. This includes the Management's commitment to environmental protection, employee training and competence, clearly defined environmental policies, and effective operational controls to manage environmental risks.

TORM applies the mitigation hierarchy in managing pollution risks, guided by ISO 14001 principles. Actions include preventive measures through operational controls, reduction targets for emissions and waste streams, and restoration

protocols for accidental discharges. These efforts are integrated into our Safety Management System.

TORM is subject to annual internal and external audits in accordance with relevant regulations (ISM Code and ISO-14001:2015). The scope of audits includes assessment of environmental impacts, such as pollution to air and water, and mitigation measures to manage the risks.

To minimize emissions of SOx, NOx, PM2.5, and PM10, TORM actively reduces bunker fuel consumption. Lower fuel use directly translates into fewer emissions, supporting our commitment to cleaner operations and improved air quality.

→ For further details on our decarbonization projects see E1-3 Actions on page 62

Policies

E2-1 In TORM's Environmental Protection Policy, we commit to reducing our pollution to air and water with our reduction targets for SO_x, NO_x, and PM, along with a target for zero oil spills.

Further information on the scope of the Environmental Protection Policy and how it is implemented is described in policies related to climate change in E1.

→ The policy can be found on page 97

Pollution to Air and Water

Pollution to Air (Non-GHG Emissions)

Metric tons	2025	2024	2023
SO_x emissions (Sulfur emissions)[1]	1,234	1,628	1,322
NO_x	35,669	35,782	N/A
PM10	3,475	3,429	N/A
PM2.5	3,197	3,155	N/A
Pollution to Water			
Number of uncontained oil and chemical spills (ITOPF definition)	0	0	0
Aggregate volume in Cubic meters (M³) of oil and chemical spills and releases to the environment	0	0	0

1) 2024 SO_x figures have been refined following a methodology change from bunker-based to average tank sulfur content calculations, reducing previously overstated emissions by 202 metric tons.



Biodiversity & Ecosystems

- Introduction
- Targets
- Impacts, Risks, and Opportunities
- Actions

Introduction

E4-4 At TORM, we acknowledge that our operations have impacts on marine biodiversity. We have identified that one of our main potential impacts on marine biodiversity is contamination to water from oil spills. We are working with Danish Shipping to investigate the extent of other impacts and potential mitigation measures.

Targets

To mitigate our impact on marine biodiversity from oil spills, we target to have Zero oil spills at any time globally.

→ Read more in the SASB table on page 49 and E2 Pollution section on page 68

The purpose of TORM's target is to minimize oil spills into the sea from TORM's operations.

Of impacts that we have investigated, potential oil spills have the clearest impact on marine biodiversity. For this reason, we selected this as our target.

Setting the targets was based on the following:

- Literature reviews of impacts
- Engagement with operational stakeholders
- Current operational performance
- Financially viable solution
- Approval by the Senior Management Team and the Board of Directors

Ecological thresholds are not incorporated into our process for settings targets. We have determined that this is not applicable for TORM based on our global operations.

Impacts, Risks, and Opportunities

TORM's operations have the following impacts on biodiversity:

1. Contamination of water from potential oil and chemical spills. → Read more in our disclosure in E2-Pollution on page 68
2. Contamination of water from anti-fouling paint
3. Contamination of water from waste such as sewage and garbage
4. Carriage of alien species
5. Noise pollution to mammals
6. Collisions with marine mammals

ESRS 2 IRO 1, ESRS 2 SBM-3 Criteria used for assessing our impacts include only TORM's internal operations, specifically our global marine transportation operations. Our onshore business covers ten office locations around the world, and we do not include biodiversity impacts from our customers and suppliers for our 2025 Sustainability Statement. We have assessed our impacts on marine biodiversity using two methods:

- Literature reviews from sources including the IUCN World Conservation Congress
- Stakeholder consultations

We report our operations in Particularly Sensitive Sea Areas (PSSAs), as shown in the table below. During 2025, TORM's shipping duration in marine protected areas increased from 570 days to 829 days. This is driven partially by changes in the measurements of the position of our vessels from once per hour to every 15 minutes. TORM complies with the approved PSSA specific measures.

Impact on Marine Protected Areas

Days	2025	2024
Shipping duration in marine protected areas or areas of protected conservation status[1]	829	570

1) Definition of shipping duration in marine protected areas or areas of protected conservation status has been changed in 2024 to be consistent with the SASB definition. Refer to Accounting Policy Section for E4.

TORM does not conduct validation of the Particularly Sensitive Sea Areas (PSSAs) metric beyond third-party assurance.

TORM's Head of Voyage Optimization and Business Intelligence team determined appropriate definitions of Marine Protected Areas and conducted geofencing accordingly for automation of data collection. This allows us to identify our shipping duration in the Marine Protected Areas. Actual impacts from entering these areas cannot be assessed as it highly depends on our actions and conditions during sailing.

We acknowledge that we have potential impacts on threatened species from our marine operations. The severity of the impacts is currently unknown. TORM is investigating this topic further.

Actions

TORM's current initiatives focus on strengthening our understanding and awareness of biodiversity impacts while maintaining full compliance with applicable requirements. As our focus is on understanding impacts, we have not yet identified key actions for biodiversity. In addition, we adhere to applicable requirements to mitigate associated risks.

Avoidance is the primary approach used to minimize biodiversity impacts. None of TORM's ten offices are located within protected areas. In voyage planning, we also strive to avoid sailing through PSSA, as outlined in TORM's Environmental Protection Policy. When transit through a PSSA is necessary, vessels comply with all approved measures, including:

- Routing requirements
- Strict applications of MARPOL discharge regulations
- Use of specific equipment for tankers and Vessel Traffic Services (VTS)
- TORM follows PSSA requirements strictly when our vessels need to sail through the PSSA

E4-3 All TORM's vessels are designed according to regulatory requirements. Classification societies monitor vessel constructions to be in line with the IMO guidelines.

ISO-14001 certification and training ensure that our seafarers are trained to be compliant with and vigilant of procedures to minimize contamination of water including oil, chemical, and sewage garbage discharges. In addition, contamination of water is regulated by MARPOL Annex I, Annex II, Annex IV, Annex V.

TORM has an internal Safety Management System (SMS) where specific procedures are provided to seafarers to follow to mitigate contamination of water from our operations. TORM records and reports oil and chemical spills in our database.

TORM engages with peers and attends network sessions to obtain more knowledge on impacts and solutions.

We have one Senior Management Team member who attends networking sessions related to impact on marine biodiversity with Danish Shipping.

Ballast Water Treatment Systems (BWTS) are installed on 100% of our vessels to minimize carriage of alien species. This is required by the IMO.

Percentage of Fleet Implementing Ballast Water Exchange and Treatment System

	2025	2024
Percentage of fleet implementing ballast water: (1) exchange	– %	– %
Percentage of fleet implementing ballast water: (2) treatment	100 %	100 %

TORM's environmental protection actions are governed by four layers, consisting of two external layers and two internal layers. External layers include regulatory requirements, from bodies such as the IMO, and our voluntary ISO-14001 certification, which subjects TORM to audit procedures. All TORM's vessels are ISO-14001 certified.

Our internal layers are TORM's Environmental Protection Policy and Compliance Program and TORM's Business Principles.

→ See G1 TORM's policies for more about our policies in relation to biodiversity and ecosystems on page 96

Other impacts that TORM has on biodiversity cannot be avoided, but only mitigated via our internal procedures, local guidance, and regulations.



Accounting Policy
E1 Climate Change
Financial Resources Allocated to Action Plan
Operating expenses (OPEX), which comprise crew expenses, repair and maintenance expenses, and tonnage duty, are expensed as incurred (refer to Note 1 under financial statements).The capital expenditure (CAPEX) incurred relates to facility upgrades, new technology, and other investments intended to enhance operational efficiency and support the transition objectives.

Total Energy Consumption Related to Own Operations
All fuel used on board is converted into energy based on fuel oil analysis results.

Total Energy Consumption for Vessels and in Production
Total energy consumption for vessels is calculated by converting recorded fuel consumption into energy units using fixed LCV-based fuel-to-energy conversion factors specific to the fuel type, and then converting this to MWh and TJ. Additionally, the data for total energy consumption of petrol at subsidiary MET's production sites is collected based on actual usage and converted to MWh.

Total Energy Consumption from Fossil Sources
Same definition as for the metric "total energy consumption related to own operations."

Heavy Fuel
All heavy fuel oil (HFO) burned on board the vessels.

Low-Sulfur Heavy Fuel
All low-sulfur heavy fuel burned on board the vessels. Source: TPRS and sounding (linked to Scope 1 reporting).

Marine Gas Oil
All Marine gas oil burned on board the vessels.

Biofuel
All biofuel burned on board the vessels.

Petrol
Petrol is used by company cars for business travel.

Consumption of Electricity, Heat, Steam, and Cooling from Fossil Sources
Electricity consumed indirectly in operating activities at the offices excludes London, Dubai, Delhi, Pune, and Houston offices. An allocation key based on sqm occupancy is used when direct data for shared common areas is unavailable. The collection of data is based on the actual usage of each office, converted to MWh and TJ for reporting purposes.

Consumption of Electricity, Heat, Steam, and Cooling from Renewable Sources
Electricity consumed indirectly in the operating activities at the TORM's and MET Production's Denmark offices is sourced from renewable sources. This information is based on the general declaration provided by the electricity supplier.

Update to Energy Consumption Calculation Approach and Restatement of Prior-Year Data (SASB Marine Transportation Industry Standard)
Total energy consumed: In 2024 and 2023, the methodology for calculating total energy consumption under the SASB Marine Transportation Industry Standard was refined to improve accuracy and alignment with current reporting practices. The revised approach consolidates Scope 1 and Scope 2 energy consumption, excluding Scope 3 (Category 13). The calculation method was also updated from an LCV based approach to a fixed conversion factor methodology, ensuring consistency, comparability, and a more reliable reflection of the Group's actual energy performance. This results in the following changes to the total energy consumed:

Terajoules (TJ)	Previous Reporting	Variance	2024 Reporting
2024	22,390	-1,996	20,394
2023	20,791	-563	20,228

Update to Energy Consumption Calculation Methodology and Restatement of Prior-Year Data (CSRD - ESRS E1)
Energy Consumption of Crude Oil and Petroleum Products - Heavy Fuel, Low-Sulfur Heavy Fuel and Marine Gas Oil:

In line with CSRD (ESRS E1) requirements, the methodology for calculating energy consumption was updated in 2024. The revised approach corrects a prior year conversion error where GJ to MWh was used instead of TJ. These refinements ensure methodological consistency across reporting years and improve the accuracy, completeness, and comparability of disclosed energy data in line with CSRD definitions. This results in the following changes to the energy consumption of crude oil and petroleum products:

MwH	Previous Reporting	Variance	2024 Reporting
Heavy Fuel	3,668	3,382,108	3,385,776
Low-Sulfur Heavy Fuel	1,405	1,227,910	1,229,315
Marine Gas Oil	1,146	1,046,536	1,047,682

Fleet Size
The fleet size consists of owned and leased vessels as of December 31 of the reporting year.

AER
AER is a measure of efficiency using the total fuel consumption, distance travelled, and deadweight. The measure is defined as grams CO_2 emissions emitted by the vessels per deadweight-ton-nautical mile. AER includes emissions from both Scope 1 and Scope 3 Category 13. Deadweight is defined in accordance with the highest deadweight value available in the maximum load line certificate cross-referenced with the deadweight of a ship in water of relative density of 1,025 kg/m3 at summer load draft. Distance is defined as GPS distance recorded by the vessel. AER is affected by vessel size, speed, duration of waiting time, and port stays. AER for the fleet is calculated by summarizing the fuel emissions for the fleet and dividing them by the sum of the products of deadweight and distance sailed, multiplied by 1,000,000 to convert to g/dwtxnm unit.

Carbon Reduction (AER)
CO_2 reduction percentage is based on AER calculated for the fleet, which is adjusted for acquired second-hand vessels for a period of 12 months following take-over. The value of the AER is compared against the baseline. Baseline reference for carbon emissions reductions is calculated every year to adjust for the latest fleet composition, with the same exclusion applied. Deadweight for the year, for which the AER reduction is determined, is weighted by days in operation for every vessel used. The baseline is calculated by first determining the required AER for 2030 to achieve a reduction of 40%, by using the formula for the supply-based measurement of 2030 target and applying a reduction factor following the formula of required annual operational CII (MEPC 76/15/Add.2 Annex 12). Required AER is calculated following the CII reference line formula applying the 2019 Tanker specific reference line factors (MEPC 76/15/Add.2 Annex 11).

EEOI

EEOI (Energy Efficiency Operational Indicator) is a measure of efficiency using the total fuel consumption, distance travelled, and cargo intake. The measure is defined as grams of CO_2 emissions per cargo-ton-nautical mile. EEOI is affected by vessel size, speed, cargo availability, duration of ballast voyages, waiting time, and port stays.

Deadweight Tonnage (Based on SOLAS II- 1A Reg 2-20)

Deadweight Tonnage is calculated as a sum of the vessels' deadweight present in the fleet at the time of reporting. A vessel's deadweight is defined in accordance with the highest deadweight value available in the maximum load line certificate cross-referenced with the deadweight of a ship in water of relative density of 1,025 kg/m3 at summer load draft.

Scope 1 Greenhouse Gas Emissions

This metric is the same as Gross Scope 1 Greenhouse Gas Emission from the SASB table. CO_2 emissions have been calculated based on the consumption of heavy fuel oil and marine gas oil, according to IMO's conversion factor for emission per metric ton which includes fugitive emissions from CH_4 and N_2O on TtW basis using a 100 year GWP (global warming potential) as per IPCC's AR5. Emissions are calculated for each single vessel and then consolidated. Numbers under the Scope 1 data sheet have been collected on board our vessels or at our offices. The collection is based on actual usage. The vast majority of TORM's Scope 1 emissions are linked to vessel operations from our fleet.

- TC in (voyages time chartered in < 90 days) are considered within our operational control and are included in Scope 1.
- TC out (voyages time chartered out > 90 days) are considered outside our operational control.
- The TC out on-hire days are excluded from the population and added under Scope 3 category 13.

Biogenic Emissions

Biogenic CO_2 emissions are calculated based on consumption of biodiesel and the bio-components in blended fuels.

Gross Location-Based Scope 2 Greenhouse Gas Emissions

CO_2 emissions are calculated based on the consumption of acquired electricity and heating following the emission factors from various sources. For TORM, we used the AIB (2025) - European Residual Mixes 2024 - Production mix (CO_2 only). For Singapore, Cebu, Manila, Mumbai, and MET China, we used IEA (2025) data for electricity. Additionally, for TORM heating in Denmark, we referenced the Miljødeklaration 2024 (published 2025) for emission per metric ton for district heating. Emissions are calculated for each office and then consolidated.

Gross Market-Based Scope 2 Greenhouse Gas Emissions

CO_2 emissions are calculated based on the consumption of acquired electricity and heating following the emission factors from relevant sources. For TORM, we used the AIB (2025), European Residual Mixes 2024 - Residual mix (CO_2 only). For TORM Singapore, Cebu, Manila, Mumbai, and MET China, the same emission factors as location-based are used due to the absence of a Residual mix. Similarly, for TORM heating in Denmark, a location-based emission factor is also applied. Emissions are calculated for each office and then consolidated. From 2025 onwards, TORM has expanded its methodology to also calculate GHG emissions associated with energy consumption from renewable sources.

Gross Scope 3 Greenhouse Gas Emissions

CO_2 emissions generated from activities not owned or controlled by TORM, that we indirectly affect in our value chain. Scope 3 emissions are calculated using a mixed approach where spend-based data as well as supplier-specific and/or activity-based data is used, and where the relevant emission factors are applied. We use a variety of data sources for these emission factors where the key sources are DEFRA, GLEC, Thrust Carbon Methodology, IMO, and Exiobase.

From 2024, all entities are included in the Scope 3 reporting including Marine Engineering. The data reported in 2024 for Marine Engineering is for 2023. ESG metrics follow the below boundaries unless otherwise specified:

- Owned and leased vessels (incl. third-party technically managed vessels)
- Employees in offices
- Crew onboard vessels
- All TORM offices around the world
- Spend-based emission factors are in EUR

Greenhouse Gas Emissions
Scope 3

Indirect upstream and downstream emissions from third-party activities and operational management services. Based on our materiality threshold of 1% following the GHG recommendations, TORM includes the following Scope 3 GHG categories in our reporting framework:

Purchased Goods and Services (GHG #1)

This category includes operating expenses, administration, port costs, and investments related to drydocking and vessel projects. For Marine Engineering, this category mainly includes costs related to electrical machinery and equipment, iron, and steel.

Capital Goods (CHG #2)

CAPEX investments relating to the purchase of vessels or modifications on vessels. Vessel lightweight methodology is used to extract emissions data for purchase of vessels, and spend-based approach is used for vessel modification.

Fuel and Energy-Related Activities (GHG #3)

Fuel and energy-related activities are reported based on fuel consumed. Electricity and heating consumption for own operations are included with location-based emission factors.

Business Travel (GHG #6)

Our business direct air travel is reported based on activity-data received from TORM's travel partners and procurement data for other business travel related activities.

Use of Sold Products (GHG #11)

This category includes the scrubbers sold by MET. The estimated lifetime of a scrubber is 25 years. Based on this, the calculations of the sold scrubbers have been extrapolated.

The emission factors used come from GLEC v3.0 (2023) for heavy fuel oil (HFO) (sulfur 2.5%).

Downstream Leased Assets (GHG #13)

CO_2 emissions have been calculated based on the consumption of heavy fuel oil and marine gas oil according to IMO's Tank-to-Wheel (TTW) conversion factor for emission per metric ton. Emissions that fall under the Scope 3 category 13 are emitted by vessels that are on TC-out voyages for longer than 90 days, excluding the off-hire days.

EU Taxonomy Accounting Policy
Turnover
Turnover refers to the activities that generate revenue. Revenue associated with economic activities deemed eligible under the EU Taxonomy is classified as our turnover in the tanker segment.

CAPEX
CAPEX associated to economic activities defined in the EU Taxonomy consists of the following under tangible assets under the tanker segment 'vessels and capitalized drydocking' and 'prepayment on vessels' after additions and disposals and before depreciation or any remeasurements. See Note 10 in the Consolidated Financial Statements.

OPEX
OPEX associated with economic activities deemed eligible under the EU Taxonomy is classified under the tanker segment and consists of our OPEX under the tanker segment. This comprises crew expenses, repair and maintenance expenses, and tonnage duty, and is expensed as incurred.

For operating expenses, TORM uses an allocation key of 10% for seafarers wages related to repair and maintenance. The allocation key is based on interviews with key senior personnel.

Energy Intensity per Net Revenue
Energy intensity per net revenue is calculated by dividing total energy consumption (Scope 1 and Scope 2 energy consumption in MWh) by total net revenue. The net revenue is derived from the company's audited financial statements.
→ See Note 3 - Segment income statement for revenue used for the calculation on page 165

Update to Energy Intensity Calculation Following Revision of Energy Consumption Methodology and Restatement of Prior-Year Data
Energy Intensity per Net Revenue
As a consequence of the methodological update and the correction of the conversion factor, we have recalculated energy intensity (total energy consumption per net revenue). The revised calculation includes Scope 1 emissions, purchased electricity and heating, and corrects the prior year TJ-to-MWh conversion error. The adjustment to 2024 energy intensity is substantial and reflects the corrected energy consumption values as shown in the table:

	Unit	Previous Reporting	Variance	2024 Reporting
2024	MWh per USDm	5.35	3,627.86	3,633.21
2023	MWH per USDm	4.60	3,763.10	3,767.70
Percentage		16.30 %		(3.57)%

Reconciliation of the Net Revenue Used to Calculate GHG Intensity
Consolidated net revenue is used as the denominator in calculating GHG intensity metrics which reconciles with the company's audited financial statements.

→ See Note 3 - Segment income statement for revenue used for the calculation on page 165

GHG Intensity per Net Revenue
GHG intensity per net revenue is calculated by dividing total GHG emissions (Scope 1, Scope 2, and Scope 3 GHG emissions in metric tons of CO_2e) by total net revenue.

SASB Metrics
Average EEDI for New Vessels
EEDI (Energy Efficiency Design Index) value is the product of power installed, specific fuel consumption, and carbon conversion, divided by the product of available capacity and vessel speed at design load. The unit reported is grams of carbon dioxide per ton-nautical mile. TORM calculates the average EEDI as a simple average of the EEDI value of all new vessels added to the fleet during the reporting period. Note, new vessels are limited to those built after 2013. Vessels built before 2013 are not part of this calculation.

Number of Vessel Port Calls
Reported as the number of vessel port calls includes all spot charter port calls and time charter port calls, excluding canal transits in the reporting period. This data is based on port call registrations on the commercial platform VIP, utilizing its reporting feature.

Total Distance Travelled by Vessels
Reported as the sum of nautical miles travelled on owned or operated voyages during the reporting period.

E2 Pollution
Pollution to Air
Sulfur Oxide (SOx)
Sulfur oxide emissions are calculated as a multiplication of consumption for each of the different fuel types by the weighted average sulfur oxide content, summarized and converted to metric tons using the conversion factor of 1.955 (according to Fourth IMO GHG Study). For vessels that have a scrubber installed, the sulfur oxide content of high fuel oil (HFO) is set to a fixed value of 0.025%. Sulfur oxide is reported in metric tons.

Nitrogen Oxide (NOx)
Nitrogen Oxide emissions are calculated following TR-MT-120a.1. using the main and auxiliary engines' power output using an energy-based emission factor (Ef_e) in g pollutant/kWh. The emission factor is calculated using the 4th GHG study methodology, according to the engine tiers: Tier 1 NO_x limit (17 g/kWh) or Tier 2 NO_x limit (14.4 g/kWh), and rated speed of the engines, the data for which is available in class verified Supplement to the International Air Pollution Prevention Certificate (available for every vessel). The calculation is performed for each of the engines available on board, for every vessel in the fleet, and summarized for the final NO_x emissions value. Nitrogen oxide is reported in metric tons.

To calculate the NO_x emissions for the vessels where shaft power meters are not installed, and therefore no power output is recorded, an average power output of the vessels with power meters for the vessel type will be applied, and emissions will be calculated basis those figures.

Particulate Matter (PM10)
Following the TR-MT-120a and IMO 4th GHG study, particulate matter is calculated using an emission factor (Ef_e) in g pollutant/kWh and fuel consumption per fuel type and machinery. The emission factor is calculated based on the fuel type, its sulfur oxide content, and the main and auxiliary engines' SFOC, using the methodology provided in the 4th GHG study. PM 10 is reported in metric tons.

Particulate Matter (PM2.5)
Following ESRS E2-4 and IMO 4th GHG study, Particulate Matter 2.5 (PM 2.5) is calculated as 92% of PM10. PM2.5 is reported in metric tons.

Pollution to Water

Aggregate Amount of Oil and Chemical Spills

Oil spills are reported when there are leakages of oil to water greater than 9.46 cubic meters. Based on ITOPF (International Tanker Owners Pollution Federation) spill categorization of > 7 metric tons, we use a standard factor of 0.740 (based on products we usually carry) to convert metric tons into cubic meters. We report the total volume of spills as the estimated aggregate volume of all spills. We do not net the amount of such material that was subsequently recovered, evaporated, or otherwise lost. The amount of oil spilled is based on discrepancies between the expected amount of oil and the actual amount of oil. Aggregate amount of spills is reported in cubic meters (M^3).

Number of Oil and Chemical Spills

Number of oil spills is reported based on leakages of oil to water greater than 9.46 cubic meters, which is aligned with the ITOPF definition.

E4 Biodiversity

Shipping Duration in Marine Protected Areas

Marine Protected Areas include Particularly Sensitive Sea Areas (PSSA) designated by the IMO. Vessels in PSSA for at least 24 hours are considered as present one day. Shipping duration in Marine Protected Areas is reported in numbers of days.

Percentage of Fleet Implemented Ballast Water Treatment Systems

Ballast Water Treatment Systems (BWTS) are based on vessels that have a certificate from DNV, American Bureau of Shipping, or Lloyd's Register certifying that the vessel has a BWTS installed in accordance with regulation D2. BWTS are reported in percentage of BWTS installed on vessels.

Percentage of fleet implemented ballast water treatment systems is calculated based on numbers of vessels with BWTS over total fleet size.

Percentage of Fleet Implemented Ballast Water Exchange Systems

Ballast Water Exchange Systems are based on vessels that have implemented D1 standard.

Percentage of fleet implemented ballast water exchange systems is calculated based on number of vessels with ballast water exchange system over total fleet size.



 **Social**

Own Workforce

Introduction

As an organization, we acknowledge that our success depends on the people who operate our vessels, lead our offices, and drive our shared purpose every day. This is why we are committed to people and our communities.

To support our workforce, we invest in the mental health and well-being of all employees, building a culture that values inclusion and psychological safety. We maintain a zero-tolerance approach to harassment and take proactive measures to prevent stress at work, fostering an environment where everyone can thrive.

Well-being is an ongoing focus area. Crew and engagement surveys help us understand what matters most to our people and guide continuous improvements, from enhanced onboard accommodation to new initiatives promoting work-life balance.

Our commitment to people also means motivating and facilitating ways for our employees to engage in local community support. Across our global offices, TORM supports employee-driven outreach that provides agency for our staff to drive passion projects with company support. In India and the Philippines, TORM has a long history of supporting educational programs to improving school facilities and opportunities for young people. Inspired by this, our Danish office launched a responsibility committee that also works to support local initiatives, focused on youth and education. This setup showcases the dedication and compassion of our workforce and the belief that caring for people is at the heart of sustainable progress.

Types of Employees and Scope of Reporting

ESRS-2 SBM-3 TORM's own workforce can be divided into three categories:

- Vessel-based employees
- Office-based employees
- Production workers

Vessel-based employees are also referred to as seafarers, offshore employees, employees at sea, etc. Office-based employees are sometimes referred to as shore-based employees.

When we write about our workforce in general terms, this includes all employees except where the process or circumstances differ substantially between the groups of employees. In these cases, we specify which category, we are describing.

For reporting purposes, we also distinguish between full-time employees, part-time employees, temporary employees, and non-guaranteed hours employees.

Vessel-based employees are part of a pool, from which they can be scheduled to work on board our vessels. The seafarers on contract will automatically stay part of the pool after a voyage ends, until they resign, or until they are removed from the pool.

TORM's office locations are divided into Denmark, India (Mumbai, Delhi, and Pune), the Philippines (Manila and Cebu), Singapore, United Arab Emirates, US, and UK.

At subsidiary Marine Engineering (MET), we employ office-based employees and production workers. Offices and production sites are located in Denmark and China (Jiaxing, Suzhou, Hong Kong).

Targets

Topic	2025 Actuals	2024 Actuals	2023 Actuals	2030 Target
LTAF (Per million exposure hours)	0.35	0.42	0.32	≤0.3 LTAF
Port State Control (Ratio)	0.84	0.65	0.63	≤0.75 deficiencies/PSC inspection every year towards 2030
Underrepresented gender in Board of Directors	17 %	20 %	20 %	40% underrepresented gender in Board of Directors
Underrepresented gender in leadership positions	20 %	19 %	20 %	35% underrepresented gender in leadership positions
Participation rate	95 %	93 %	96 %	90% participation rate
Engagement score (Number)[1]	82	87	86	82 engagement score (on a scale of 1 to 100).

1) In 2025, the target had to be multiplied by 10, because we changed the engagement survey system used. For better comparability, the 2023 and 2024 numbers are reinstated as per the new scale.

S1-5 At TORM, we have set health and safety targets as well as equality and diversity targets. These targets all aim to minimize negative impacts identified in our workforce. From 2025 going forward, we have also set targets for the engagement survey participation rate and engagement score.

Lost Time Accident Frequency (LTAF)

We strive to continually improve our safety performance and avoid all accidents and harm to our people. Safety is measured as Lost Time Accident Frequency (LTAF), which is a gauge of serious work-related personal injuries, resulting in more than one day off work, measured per million hours of work. TORM's LTAF metric includes all seafarers, including contractors (contract-based or non-guaranteed hours seafarers) and permanently (full-time) employed seafarers as well.

TORM's Management reviewed and approved TORM's LTAF target to reach or remain at 0.3 by 2030. This target is monitored closely as it is an internal annual target for TORM. We continuously work to minimize our LTAF. TORM's Board of Directors and Senior Management Team monitor our LTAF progress in Monthly Reports. The LTAF metric is also part of TORM's incentive scheme for all of TORM's office-based employees.

For LTAF measures, a quarterly assessment of the metric is performed by our Head of Quality, Head of Technical, and the Designated Person Ashore (DPA). The metrics are automated and visible on an internal dashboard.

S1-14 Safety is also monitored with the metrics in the next table. These metrics only concern vessel-based employees and production workers, as there is an inherent safety risk when operating a vessel or working at a manufacturing site.

At MET production sites, accidents are monitored, and formal training is provided to everybody working on site.

TORM uses an SMS (Safety Management System) and has procedures in place that cover every employee and most major service providers onboard the vessels. Incident and fatality data is reported to everyone working onboard, and TORM's Management monitors the numbers closely.

Health and Safety Measures	2025	2024
Number of Fatalities		
TORM	0	0
MET	0	0
Total	**0**	**0**
Number of Injuries/Accidents		
TORM	6	7
MET	4	4
Total	10	11
Lost Time Accident Frequency	**0.35**	**0.42**

Port State Control

TORM commits to providing a well-functioning workplace for our seafarers and counterparts. To formalize this commitment, we have set a target to achieve a score of "≤0.75 Deficiencies" per port state control inspection every year towards 2030. The metric measures performance in relation to Port State Control (PSC) inspection results. As we monitor development of the Port State Control numbers, we have taken the following action of conducting webinars. We designed the webinars to share learnings from PSC inspections with all seafarers and key marine office personnel and to improve our handling of the PSC inspection process.

Underrepresented Gender in Board of Directors

At the end of 2025, the Board of Directors consisted of five men and one woman. From January 2026, the Board of Directors includes one woman and four men.

The target for the Board of Directors is for 2030, stating that 40% of the members must be of the underrepresented gender. TORM has implemented our Diversity and Inclusion Policy to support reaching the target (previously under the name DEIB Policy). The Board of Directors Nomination Committee supervises and reviews both the target and the process to achieve it on an annual basis. Discussions about the composition of the Board of Directors occur in the Nomination Committee.

Underrepresented Gender in Leadership Positions

Women have historically been underrepresented at TORM and across the shipping industry. At the end of 2025, the proportion of female full-time employees in the office-based workforce was 30%, while women in leadership positions constituted 20%. TORM has a target for 2030 stating that 35% leadership positions should be held by the underrepresented gender.

In 2022, TORM took over Marine Engineering as a subsidiary. Including this segment and our permanent seafarers, we have a total of 174 managers with one or more direct reports who are not members of the Board. The underrepresented gender, women, constitutes 20% of this group of managers, and we have a target of 35% women in 2030.

The People Department monitors the representation of the underrepresented gender in senior leadership, other levels of management, and the workforce. The figures are reported annually. Metrics and development are presented regularly to Board of Directors.

S1-9

Gender Diversity in Management		2025	2024	2023
Non-executive Directors of the Company and Executive Directors of the Company (Board of Directors)[1]	Total number of members	6	5	5
	Percentage of the underrepresented gender	17 %	20 %	20 %
	Target figures in percentage	40 %	40 %	40 %
	Year of achievement of target figures	2030	2030	2030
Shore-based managers in TORM not listed above (managers with one or more direct reports)	Total number of members without Senior Executives	80	84	80
	Number of members of Senior Executives without the Executive Director	3	3	3
	Percentage of the underrepresented gender for managers	20 %	19 %	20 %
	Percentage of the underrepresented gender for Senior Executives	0 %	0 %	0 %
	Target figures in percentage for underrepresented gender for managers	35 %	35 %	35 %
	Year of achievement of target figures for underrepresented gender for managers	2030	2030	2030
Managers - Marine Engineering segment (managers with one or more direct reports)	Total number of members	15	18	14
	Percentage of the underrepresented gender	7 %	6 %	0 %
	Target figures in percentage	15 %	15 %	15 %
	Year of achievement of target figures	2030	2030	2030
Managers - Permanent seafarers (managers with one or more direct reports)	Total number of members	79	85	90
	Percentage of the underrepresented gender	8 %	7 %	6 %
	Target figures in percentage	10 %	10 %	10 %
	Year of achievement of target figures	2030	2030	2030
Total number of managers excluding Board of Directors	Total number of members	174	187	184
	Percentage of the underrepresented gender	13 %	12 %	11 %
	Target figures in percentage	20 %	20 %	20 %
	Year of achievement of target figures	2030	2030	2030

1) The Company includes both TORM and MET.

Diversity of Permanent Employees	2025		2024	
	Male	Female	Male	Female
Non-Executive Directors of the Company	4	1	3	1
Executive Directors of the Company	1	0	1	0
Senior Executives	3	0	3	0
Managers not listed above (managers with one or more direct reports)	151	23	164	23
Other permanent employees of the Group	294	139	285	129

Engagement Survey Participation and Score
In 2024, TORM decided to set two new targets for the office-based employee engagement survey, applicable from 2025 going forward. These targets are for the participation rate and the engagement score of the survey.

The set target for the participation rate is a minimum of 90% and for the engagement score, the target is a minimum of 82 (on a scale of 1 to 100, where 100 is the highest). The targets are annual targets until 2030.

At TORM, we also prioritize seeking out and implementing initiatives intended to have positive impacts on our workforce. We have not set general targets for advancing the positive impacts. However, after every survey conducted, the results are reviewed and assessed. If needed, an action plan is made to review the outcome, set new targets, and initiate tasks.

The People Department tracks progress and results via the annual or bi-annual engagement survey. The survey is a key parameter to track progress at TORM, as this provides an indication of what is important to our colleagues across all our office locations. When analyzing the results, we determine the areas to focus on. In the further investigation, we find points to prioritize, and we also look at what we can do to prevent future issues in an effort to be proactive instead of reactive.

Setting Targets and Tracking Performance
TORM's process for setting new ESG targets is part of the yearly strategy, and business plan process, which involves many departments and employees. All ESG targets are assessed on an ongoing basis by a wide range of employees and reviewed annually by the Senior Management Team and the Board of Directors. If applicable, mitigation efforts are initiated.

→ For further details see ESRS 2 on page 36

Lessons Learned
At TORM, we have engaged in discussions with the Head of People Department, the Head of Marine HR Department (MHR), and the Head of Quality Department to understand developments and lessons learned throughout the year. We deemed this engagement to have provided adequate and comprehensive insight. For that reason, we have not engaged directly with workers representatives.

Impacts, Risks, and Opportunities

S1-1 The material risks and opportunities for our vessel-based employees relate to health and safety. Health and safety can be considered widespread, as they concern most of the workforce (more than 3,500 employees at sea).

The material impacts, risks, and opportunities for the entire workforce at TORM relate to diversity and harassment. Both diversity and harassment can affect individuals in specific cases.

Impacts on Our Workforce

The material risks from impacts on TORM's workforce relate to our ability to attract and retain employees and meet the expectations of key stakeholders and legal requirements.

TORM's workforce is not at risk of adverse impact from transition plans related to the environment. Over the coming years, we plan to focus on developing internal competencies to attract new employees and retain existing employees.

→ TORM's Transition plan, see E1 Climate Change on page 61

No material financial risk or opportunities have been identified.

The maritime and manufacturing industries have historically been male dominated with female employees underrepresented in the workforce at sea and in offices. This is also evident at TORM. However, we do not assess that any specific gender category of employees are at greater risk of harm. TORM's workforce is affected by the same impacts and risks and no group of people are particularly vulnerable. TORM has internal procedures and policies that protect all employees, regardless of gender, and we have a zero tolerance policy on harassment. It is a priority at TORM to build and maintain a company culture characterized by physical and psychological safety.

S1-16 To comply with reporting requirements and provide transparent disclosures, we have calculated the potential wage gap at TORM between male and female employees. In 2025, the gender pay gap was calculated to be -1%. In 2024, it was 6%. This development is mainly due to the increased number of female crew members in higher ranks and with higher seniority. The number reflects an aggregated calculation of the entire workforce, irrespective of different locations, roles, qualifications, and experience levels. As such, this calculation cannot be used to measure equal pay for equal

work. Instead, the gender pay gap provides an overview of gender pay disparities across the broader employee population. In 2026, we will continue working on obtaining more granular information on the variable pay components.

The calculation includes office-based employees, production workers, and vessel-based employees. The calculated total annual remuneration ratio in 2025 is 219. In 2024, it was 234. The decrease is driven partially by stable fixed salary levels during the year, and partially by an updated selection of seafarers, as we excluded vessel-based trainees from this year's calculation.

Actions

S1-4 At TORM, we continuously develop measures and initiatives to prevent, mitigate, and remediate adverse impacts, and to create positive impacts. This work is a collaboration between relevant employees and departments in TORM, including the Marine HR Department and the People Department, employee representatives, managers, and executives across the organization.

We prioritize continuous information-sharing with all employees via the intranet and the One TORM mobile application to raise awareness of ongoing projects and nurture the sense of belonging among employees.

Safety and LTAF Target-Related Actions

The number of incidents and fatalities is reported for all employees working onboard vessels and at production sites. However, LTAF is only reported for seafarers. Many factors influenced our LTAF performance in 2025, including the addition of new vessels to the fleet, new crew members, and new technologies, which have all entailed startup phases with steep learning curves. We are leveraging these experiences as data and learning for our safety procedures on an ongoing basis.

In 2025, TORM conducted physical visits on board vessels and additional activities such as physical seminars, virtual town halls, and information-sharing sessions, and we also deployed thorough review and analysis of data such as "near miss" for better insight. We focus on the quality of near miss reporting rather than just the number of near miss reports which helps the organization proactively monitor and respond to the risks.

TORM continued our "One TORM Safety Culture: Driving Resilience" program in 2025, which defines standards and

expectations for safe operations. An ongoing aspect of this program is the continuous implementation of the Five Safety I's, which are behavioral principles that guide the work of all TORM employees, in offices and on vessels.

At TORM we continue to work with safety in relation to our three core values:

- Committed to people
- Pursuing innovation
- Always delivering

Safety is implicitly prioritized in the commitment to people, as committing to people includes their safety. Safety is explicitly mentioned in the supporting line of the third value, where it is stated that we are always delivering, without comprising on safety.

TORM also continued the "Performance Delta" tool in 2025 (previously known as the Safety Delta). This tool consists of cycles (Diagnosis, Dialog and Development) where crews on TORM vessels can anonymously evaluate all aspects of the safety culture on board. The evaluation results are processed by office staff and used to create a report that the vessel then receives to review potential areas for improvement. The identified areas are used for development programs and trainings to enhance safety.

We conduct a variety of trainings throughout the year (both in person and online) for all types of employees to enhance safety awareness. For office employees and production workers, trainings are organized by HR and People Departments.

For seafarers, TORM has a dedicated training department. With the right trainings, TORM can ensure that both physical and psychological safety are ensured and that all employees meet company requirements. We believe that continuous safety training on board vessels and at production sites can enhance and raise safety awareness, in order to mitigate the inherent dangers of working on board a vessel or at a production site.

We perform reviews of employee engagement and crew surveys and take actions where needed, to ensure that no problems are overlooked, and we position our leadership and training teams to properly engage with our own workforce.

Town hall meetings take place quarterly where we highlight the importance of safety and share progress and important ongoing projects with all employees. This helps enhance engagement with our own workforce, and strengthen engagement between Management and employees as well as between different departments.

MET has a Safety Board in place, which oversees the safety agenda at the company. Additionally, there are quarterly safety meetings with the employees.

Gender Equality Actions

We aim to ensure genuine opportunities for career advancement at TORM and to foster diversity within our leadership by identifying internal candidates for leadership positions. We focus on recruiting women for leadership positions if they are the most qualified for the position or we assess that a diversity focus will benefit the specific team. We also offer the possibility to switch career paths and advance horizontally within TORM.

The global structure of our organization and the shipping industry already ensure an inherent level of diversity for criteria such as nationality and educational background. We continuously monitor how diversity initiatives can benefit our organization.

Upon evaluating the policy introduced in 2024 as the Diversity, Equity, Inclusion, and Belonging Policy (DEIB), we determined it more fitting to rename this policy "Diversity and Inclusion" Policy. We continue to implement the subjects of diversity and inclusion in the One TORM engagement survey.

In 2025, we continue to incorporate diversity and inclusion principles into our recruitment strategies. As part of this, we continuously optimize our hiring processes to increase the representation of underrepresented groups and to ensure that we maintain a diverse and welcoming environment. This helps us achieve high levels of equality and inclusion, and to work towards our target for female employees in leadership. We believe that a diverse workforce provides a balance of voices and thought that inspires innovation and creativity.

We continue to reiterate and reinforce our zero tolerance towards harassment. Harassment is inconsistent with our policies and values, and we put extra focus on preventive measures. We also ensure that our employees have the right tools to handle such situations, along with the knowledge that

it is not accepted by the company. All seafarers and office-based colleagues have participated in interactive training courses to understand different types of harassment, what to do if it occurs, and what tools are available to support them.

At TORM, we are monitoring the gender pay gap during the salary review process to ensure that we are working towards equal pay for equal work. The salary review process takes place annually in March.

MET has not yet set actions related to gender diversity or female employees in leadership.

Initiatives in Offices

We have implemented an initiative to make our job postings more inclusive. For example, we continue to work with a "Gender Decoder" to analyze and optimize our job ad templates and determine if the language is appealing for female candidates.

TORM has participated in the UN Global Compact's Nordic Non-Discrimination program in 2025, as a natural continuation of our 2024 participation in the UN Global Compact Target Accelerator program Target Gender Equality. In this new program, we continue to work on preparing ambitious corporate targets for women's representation, equal pay, and leadership in business, and we are benefiting from knowledge-sharing and peer-to-peer with other Nordic companies.

During the past year, we launched a survey for office employees at the Vice President level to gauge what potential actions they would recommend for attracting and retaining more women in TORM's office locations. The output of this survey is now in the process of being assessed for chosen actions to be implemented from 2026.

Initiatives on Vessels

We continue to participate in Danish Shipping's taskforce for more women at sea. We have incorporated ten recommendations into processes and procedures as best practice. The recommendations include setting gender diversity targets, supporting women through family-friendly policies, and rethinking the recruitment process.

TORM takes extra steps to accommodate female seafarers by carefully delegating them to vessels in pairs, as a specific extension of the TORM buddy program.

Tracking Effect of Actions

At TORM, the effectiveness of actions to address impacts is measured via direct dialog with our own workforce and via engagement surveys. Additionally, TORM has multiple targets, which we use to track the effect of our actions.

→ Read more about Targets on page 77
→ Read more about Actions on page 79

Based on the input, discussions, and outcomes from the engagement surveys (both for office-based employees and vessel-based employees), the People Department and the Marine HR Department evaluate and decide on a case-by-case basis, which action is appropriate or needed in a particular case.

TORM's Management allocates resources to the cases, where we decide to take action. The resources depend on the nature of the case, and multiple departments can potentially be involved.

Policies

S1-1 At TORM, we have several policies addressing material impacts on and risks to our own workforce.

Health and Safety Policies

TORM's Health, Safety, and Security Policy is implemented through the processes described in TORM's Safety Management System (SMS) and Quality Management System (QMS). This policy applies to all of TORM's employees whose work relates to vessel operations.

We have a system for our seafarers, which dictates that employees at the captain level are re-trained on a set of our policies annually. This is tracked in our training system, and the captains commit to disseminating this knowledge to the crews.

TORM's Health, Safety, and Security Policy and management are centralized with TORM's Head of HSSE, who is responsible for daily operations, practices, and trainings.

→ Read more about our policies in the TORM´s Policies section on page 96

The status of our crew in relation to human rights is vetted every year and per vessel. TORM has an extensive Safety Management System (SMS) describing the required procedures, globally, valid for every location. The SMS procedures are reviewed and updated regularly. TORM controls the process of hiring our own workforce.

TORM's operations, vessels, and technical organization are certified by the International Safety Management (ISM) Code, which is audited annually. The ISM code provides proactive risk management procedures and marine operational guidelines for our Health and Safety Management System and ensures that TORM's employees and contractors have safe working conditions. TORM's Health and Safety Management System, which is compliant with the ISM code, shares the same objective as the ISO-45001 standard for managing occupational health and safety risks for an organization. The number of accidents is a KPI at TORM, and as such, has been measured and reported for multiple years.

In addition to annual audits of the ISM code, TORM's vessels are also subject to the Ship Inspection Report Programme (SIRE), which is governed by the OCIMF (Oil Companies

Internation Marine Forum) and are used by charterers to ascertain safety standards of our vessels.

MET has quarterly safety meetings and accident prevention, and a management system to register accidents and a Safety Board to oversee the system and the circumstances. Annual meetings are in place.

Diversity and Equality Policies

TORM implemented the Diversity and Inclusion Policy in the first half of 2024 to help work towards a diverse workforce irrespective of gender, religion, sexuality, nationality, ethnicity, or disabilities. This policy was named Diversity, Equity, Inclusion, and Belonging until it was updated in 2025.

Our anti-harassment policy and the Diversity and Inclusion Policy cover our commitments related to inclusion and positive actions for groups at particular risk of vulnerability in our workforce.

TORM states in our Diversity and Inclusion Policy that all employees must contribute actively to maintaining a good working atmosphere by showing respect to colleagues, and commit to providing a safe and secure work environment.

TORM expects from all officers and managers that they:

- Encourage and support professional development for all our employees.
- Ensure that every employee is treated equally and evaluated according to qualifications.
- Identify and offer equal opportunities for our employees.
- Do not emphasize a person's gender, age, nationality, ethnicity, religion, disability, etc. in recruitment, salary adjustment, performance evaluation, career development, training, and dismissal.

The Diversity and Inclusion Policy, Anti-Discrimination and Harassment Policy, Whistleblower Charter, Employee Handbooks, and Business Principles are communicated to the whole corporation. Every recruit receives the Employee Handbook and Business Principles during induction (onboarding training). Some policies need to be reviewed and signed annually by employees. Policy owners ensure resource allocation for each policy and engagement to fulfill the policy.



Engagement

S1-2 At TORM, we engage with our employees through team meetings, Town hall meetings, surveys, our intranet, the One TORM mobile app, workers' representatives, trainings, and direct contact with supervisors, Management, the Marine HR Department (MHR), or the People Department, and HR Departments.

Throughout these touchpoints, TORM's Management conducts ongoing assessments of the impacts on employees, including in relation to human rights.

It varies from country to country and depending on local legislation, whether or not employees are represented by a local organization such as a workers' council or workers' representatives.

TORM's MHR department is an extensive department with many sub-departments responsible for different tasks related to seafarers. The Head of MHR has operational responsibility for the seafarers, as well as for ensuring that engagement between seafarers and office-based employees takes place to an adequate extent.

The People Department at TORM is a department covering multiple locations, responsible for all office-based employees. The Head of People has the operational responsibility for ensuring that adequate engagement takes place, and that the results inform TORM's approach.

At MET, the Management Team is responsible for engagement with the workforce, both for office-based employees and production workers, and they take responsibility for monitoring the results of this engagement.

All employees are encouraged to contact their direct managers or Marine HR/People Department with any comments or concerns.

Vessel-Based Employee Engagements
TORM's Marine HR department conducts a survey among a vessel's crew at the end of every voyage. Additionally, we conduct annual crew surveys to measure and gauge satisfaction among all of our seafarers. On each vessel, there is a dedicated crew member acting as employee representative. Our vessel-based employees based in Denmark have additional workers' representatives.

We have continued our focus on gathering seafarers physically at seminars for junior and senior officers, and ratings. We do this to enhance the collaboration between our teams and support a successful onboarding process. We have found that information sharing works well online, while fostering relationships for certain types of learning and development is best achieved in person. We have implemented the two methods in conjunction.

TORM also had special focus in 2025 on leadership courses to prepare junior officers for future senior positions. Safety leadership is the main topic of this training, which also includes harassment training and objection management. This helps us equip our next generation of leaders with the necessary tools and skills to move from technical tasks to generalist and leadership responsibilities.

Office-Based Employee Engagements
TORM hosts bi-annual engagement surveys and quarterly Town hall meetings for office-based employees where the Management shares updates about company financials, strategy, specific project development, specific project introductions, introduction of new colleagues, and to receive feedback and comments from the employees.

Where possible, MET does have workers' representatives and unions in place. Workers' representatives hold quarterly meetings. Additionally, there are town hall meetings for all employees. The frequency of these meetings depends on the location.

The outcome of the engagement surveys, whistleblower cases, and other cases all include processes enabling us to take action.

Employee Influence on Decisions
S1-2 When the Management makes decisions at TORM, the employee perspective is always considered. Workers' representatives help provide the perspective of seafarers to the rest of the organization. All seafarers can contact the head of Marine HR, local MHR leaders, vessel managers, crewing managers, and onboard representatives at any time. The frequency of this engagement varies, as it depends on the individual employee.

The Management incorporates the perspective of office-based employees via input given to managers, direct supervisors, and

the People Department. Engagement occurs with varying frequency and direct engagement is always possible.

Effectiveness of Our Engagement
We use engagement surveys to assess engagement with employees. Based on the answer ratio, engagement is measured and compared to previous years and to benchmarks. Based on scoring and answers/comments received from employees, TORM's Management can measure the effectiveness of the engagement.

In locations where there are workers' representatives who hold meetings, the outcome of these meetings and the topics discussed provide input for the measurement of the effectiveness of the engagement.

Framework Agreements
TORM is committed to human rights and refers to a variety of frameworks.

→ See the Modern Slavery Statement and G1-1 on page 99

All TORM employees are free to join workers' unions. All changes in wages are communicated in writing.

Depending on nationality and flag-state of the vessel, seafarers are covered by collective bargaining agreements (CBA) or the seaman law. For all nationalities, it is possible to join a union.

Where possible, MET does have workers' representatives and unions in place. MET is a Danish-headquartered company under Danish leadership and functions under Danish regulations.

Raising Concerns
→ To learn more about how employees are encouraged to raise concerns, please see section G1-1 on page 93

S1-3 The effectiveness of remediation initiatives is assessed in the engagement surveys and when required with direct communication. This is done on a case-by-case basis. After an engagement survey is conducted and completed, the Management and the HR Departments assess the need for action. If needed, they create an action plan with tasks and implement solutions based on the survey outcome.

Where there are workers' representatives and they hold meetings, it is during these meetings, that the next steps of remediation are assessed on a case-by-case basis.

The documentation of our whistleblower reporting ensures that relevant perspectives of the employees can be effectively included in addressing and managing impacts. We also track issues internally, when raised in the engagement surveys, town hall meetings, and workers' representatives' meetings. Action plans are established where needed.

Marine HR management assesses continuously whether TORM is doing enough to keep seafarers informed of their options for raising concerns and the People Department handles this process for office-based employees.

S1-17 In 2025, five cases were created based on reports to the whistleblower setups at TORM and MET. For details please refer to the tables below.

TORM did not pay any fines, penalties, or compensation for damages due to the incidents and complaints disclosed above and in the table.

The whistleblower setups are advertised on TORM's and MET´s websites

→ www.torm.com and → www.meproduction.com

Based on the categorization and information provided by the third-party law firms, TORM can categorize the cases into the categories mentioned below.

Incidents and Complaints

	2025	2024	2023
Total number of complaints filed through channels for own workforce	5	4	1
Number of complaints filed to National Contact Points for OECD Multinational Enterprises	0	0	0
Total number of incidents of discrimination or harassment	0	0	0
Total amount of fines, penalties and compensation paid as a result of Incidents of discrimination	0	0	0
Number of severe human rights incidents	0	0	0
Number of severe human rights issues and incidents connected to own workforce that are cases of non respect of UN Guiding Principles and OECD Guidelines for Multinational Enterprises	0	0	0
Total amount of fines, penalties and compensation paid as a result of severe human rights incidents	0	0	0

Reviewed Incidents and Complaints

	2025	2024	2023
Number of whistle-blower cases reviewed	5	4	1
Number of cases requiring actions and subsequent addressed actions	5	3	1

S1-6

Headcount by Location and Gender

	2025			2024		
	Women	Men	Total	Women	Men	Total
Office-Based Employees						
Denmark	50	133	183	46	133	179
India	53	145	198	50	146	196
Philippines	26	14	40	27	16	43
Singapore	4	8	12	4	9	13
United Arab Emirates	0	2	2	0	2	2
United Kingdom	2	12	14	3	9	12
United States of America	2	10	12	2	10	12
China	12	8	20	11	11	22
Total Office-Based Employees	**149**	**332**	**481**	**143**	**336**	**479**
Seafarers						
Americas	2	1	3	2	2	4
Europe	18	364	382	15	355	370
India Subcontinent	16	1,554	1,570	12	1,506	1,518
Southeast Asia	21	1,827	1,848	13	1,770	1,783
Other	0	1	1	0	2	2
Total Seafarers	**57**	**3,747**	**3,804**	**42**	**3,635**	**3,677**
Production Workers						
China	0	24	24	0	24	24
Denmark	7	20	27	3	14	17
Total Production Workers	**7**	**44**	**51**	**3**	**38**	**41**
Total	**213**	**4,123**	**4,336**	**188**	**4,009**	**4,197**

Headcount by Contract Type and Gender

	2025			2024		
	Women	Men	Total	Women	Men	Total
Total Number of Employees						
Office-based employees	149	332	481	143	336	479
Seafarers	57	3,747	3,804	42	3,635	3,677
Production workers	7	44	51	3	38	41
Total	**213**	**4,123**	**4,336**	**188**	**4,009**	**4,197**
Permanent/Full-Time Employees						
Office-based employees	139	321	460	139	323	462
Seafarers	6	73	79	6	79	85
Production workers	7	42	49	3	36	39
Total	**152**	**436**	**588**	**148**	**438**	**586**
Part-Time Employees						
Office-based employees	3	0	3	2	0	2
Seafarers	0	0	0	0	0	0
Production workers	0	2	2	0	2	2
Total	**3**	**2**	**5**	**2**	**2**	**4**
Temporary Employees						
Office-based employees	1	5	6	0	5	5
Seafarers	0	0	0	0	0	0
Production workers	0	0	0	0	0	0
Total	**1**	**5**	**6**	**0**	**5**	**5**
Non-Guaranteed Hours Employees						
Office-based employees	6	6	12	2	8	10
Seafarers	51	3,674	3,725	36	3,556	3,592
Production workers	0	0	0	0	0	0
Total	**57**	**3,680**	**3,737**	**38**	**3,564**	**3,602**

Employees by Contract Type and Region

Office-Based Employees[1]

Number of Permanent/Full-Time Employees	Headcount	
	2025	2024
Denmark	168	168
India	193	191
Philippines	40	43
Singapore	12	13
United Kingdom	14	12
United States of America	11	11
United Arab Emirates	2	2
China	20	22
Number of Part-Time Employees		
Denmark	2	1
United States of America	1	1
Number of Temporary Employees		
Denmark	1	0
India	5	5
Number of Non-Guaranteed Hours Employees		
Denmark	12	10

1) Note that TORM and MET have office locations in Denmark, India, Philippines, Singapore, United Kingdom, United States of America, United Arab Emirates, and China.

Employees by Contract Type and Region

Seafarers[1]

Number of Permanent/Full-Time Employees	Headcount	
	2025	2024
Europe	79	85
Number of Non-Guaranteed Hours Employees		
Americas	3	4
Europe	303	285
India Subcontinent	1,570	1,518
Southeast Asia	1,848	1,783
Other	1	2

1) Note that we categorize our seafarers in the following regions: Europe, Americas, India Subcontinent, Southeast Asia, and Other.

Employees by Contract Type and Region

Production Workers[1]

Number of permanent/full-time employees	Headcount	
	2025	2024
China	22	22
Denmark	27	17
Number of part-time employees		
China	2	2
Number of non-guaranteed hours employees		
China	0	0
Denmark	0	0

1) Note that MET has production facilities in China and Denmark.

Employee Turnover (Headcount and Percentage)

	2025		2024	
	Employees who left	Turnover ratio	Employees who left	Turnover ratio
Office-based employees	54	11 %	48	11 %
Seafarers	288	8 %	291	8 %
Production workers	4	9 %	24	51 %
Total	**346**	**8 %**	**363**	**9 %**

Employee Age Distribution

	2025		2024	
	Headcount	Percentage	Headcount	Percentage
Office-based employees				
Below 30	65	13 %	69	14 %
Between 30 and 50	322	67 %	325	68 %
Above 50	94	20 %	85	18 %
Seafarers				
Below 30	1,086	28 %	985	27 %
Between 30 and 50	2,191	58 %	2,194	60 %
Above 50	527	14 %	498	13 %
Production workers				
Below 30	9	18 %	11	27 %
Between 30 and 50	31	61 %	20	49 %
Above 50	11	21 %	10	24 %
Total number of employees				
Below 30	1,160	27 %	1,065	25 %
Between 30 and 50	2,544	59 %	2,539	61 %
Above 50	632	14 %	593	14 %





S2 Environment

Workers in Value Chain

- Introduction
- Targets
- Impacts, Risks, and Opportunities
- Actions
- Policies

Introduction

At TORM, we acknowledge that we are also responsible for the safety and well-being of the workers in our value chain.

Targets

Topic	2030 Target
Working conditions in dry docks used by TORM	Monitor LTAF data of the two main dry docks used by TORM to improve our internal assessment process

S2-5 TORM has an ambition from 2025 and onwards to monitor LTAF data of the main two dry docks used by TORM. The process is to monitor the data, and we are not setting a target for the actual LTAF numbers of the measured dry docks. By monitoring, we expect to improve our internal dry-dock assessment process.

Once we have a reliable baseline of data, we will be better positioned to establish new meaningful targets to manage material impacts, risks, and opportunities related to value chain workers. The Technical Projects Department collects, monitors, and follows up on the data on a quarterly basis. The target year is 2030.

At TORM, we are currently focused on improving the quality of our data related to Lost Time Accident Frequency (LTAF) and fatalities. This effort is vital to enable ourselves to set informed and effective targets going forward, which are in correlation with our policies safety and health measurements and requirements towards the used dry docks.

In the reporting year, the process was anchored and the responsible parties were appointed. We have initiated training of workers in the main dry docks on quarterly data collection and reporting practices. We conduct ongoing monitoring to track progress and identify any needs for further support.

→ For more information about TORM's process for setting ESG targets, see the ESRS 2 section on page 40

Impacts, Risks, and Opportunities

ESRS 2 SBM-3 Safety is a central part of TORM's business strategy. We prioritize compliance and safety requirements, and maintaining a high-quality work standard. Based on our Double Materiality Assessment (DMA), we have identified that the workers in TORM's upstream value chain, specifically dry-dock workers, can be materially impacted by TORM's activities.

Working in a dry dock with the maintenance of vessels is hard manual labor involving heavy machinery and chemicals. We determine that TORM is responsible for ensuring that workers employed at the dry docks in our use have a safe working environment with proper equipment, working conditions, safety measures, and safety training. Working conditions at shipyards also affect our own workforce.

Negative Impacts

At TORM, we have a limited impact on general working conditions and safety measures, which impact the dry-dock workers. Despite our limited impacts, we work to influence the safety and working conditions in cases where TORM is the main or one of the main customers of a shipyard. In the event that TORM experiences a substandard HSE level in dry-dock worker conditions or the dry dock's practices, TORM can evaluate the option to discontinue the usage of the dry dock, if not rectified.

Positive Impacts

We try to positively influence health, safety, and working conditions at shipyards where we are a significant customer. We aim to influence processes and implement safety improvements in these yards.

Actions

S2-4 TORM employees and representatives must be present at the shipyard before, during, and after every dry-docking period to oversee procedures. They are tasked with ensuring that proper working conditions are maintained, and that human rights matters are actively addressed throughout the process. We expect shipyards to follow TORM policies regarding safety and the dry-docking process before and during the process. During dry-docking operations, we always have a full crew on board the vessel and present, along with the dry-dock manager.

During shipyard visits and evaluations, we ensure that health and safety procedures are established, and personnel abide by them, and we evaluate the quality of work. We review and complete an evaluation form after every shipyard visit.

We hold daily morning meetings during dry-docking operations, where requirements and recommendations are discussed. We follow up on recommendations and discuss actions and next steps during dedicated monthly meetings.

At the shipyards most used by TORM, we designate a safety manager to visit the shipyards during the dry-docking period as well as outside of the dry-docking period. The safety manager is a representative of TORM, who oversees general working conditions and conducts the monthly safety meetings, where they discuss previous recommendations, and plan actions if deemed necessary.

We request continuous improvements at our most-used Chinese shipyards in relation to weaknesses observed at shipyard visits and during dry-docking operations. We have follow-up meetings and monthly safety meetings in place and conduct continuous evaluations due to our large volume of dry-docking operations at our main shipyards. The target tracking process is part of these follow ups as well as improvement requests and safety discussions.

Our whistleblower setup is also available to dry-dock workers.

→ Learn more about our whistleblower setup in section G1-1 on page 93

Policies

S2-1 At TORM, we have internal policies and procedures for our workforce, including strict internal policies and procedures relating to safety during drydocking. All crew and other relevant personnel are trained in our policies and procedures, which are also extended to the shipyards that we use. Key stakeholders were involved in creating these policies to align with general maritime safety standards. Two of our policies extend to the shipyards and their workers:

- Dry Docking 01N.10.09.01
- Safety in Dry Dock 01N.10.09.02

→ More details about our policies on page 96

The policies are clearly communicated to the shipyard representatives and to all affected employees in our workforce. The effectiveness of the abovementioned policies is measured on an ongoing basis during drydocking by the designated dry-dock manager on site and the full crew on board and additionally throughout the completion and review of the shipyard evaluation form after every shipyard visit.

At TORM, we do not currently have a formal policy about human rights for value chain workers, however, we do have procedures in place to ensure compliance with human rights standards. We do not have a specific supplier code of conduct either, however, TORM´s Business Principles are included in the contracts signed by our suppliers. We determine that this completes the purpose of a supplier code of conduct, and we find that our Business Principles are enforced.



Accounting Policy
S1 Own Workforce
Total Number of Employees
Employee data is retrieved from records in HR systems and reported on a headcount basis, including full-time, part-time, temporary, and non-guaranteed hours employees across all geographical locations and gender. Data reflects the status as of 31 December in the reporting year.

→ More about this, see Note 5 Staff Costs in the Financial Statement on page 169

Employee Characteristics Based on Contract Type
- Full-time employees: Employees with a full-time contract with TORM equivalent to a 1.0 FTE position. Full-time employees are also known as permanent employees. The category is used for seafarers, office-based employees, and production workers.
- Part-time employees: Employees on contract with TORM on a less than 1.0 FTE. For example, a 30-hour per week position equaling a 0.8 FTE position. This concept is used only in Denmark. The category is used for office-based employees and production workers.
- Permanent employees: This classification is not utilized as a separate category in TORM but is a part of the full-time employee category.
- Temporary employees: Employees on time-limited contracts. In Denmark, we refer to this group as time-limited contract employees. In India, we refer to them as contract employees. Applicable only for office-based employees.
- Non-guaranteed hours employees. Employees paid by the hour in the office, such as student assistants/interns, and contract-based seafarers. All active seafarers per year-end that are not on permanent employment are listed in this category.
- Non-employees or consultants/hired on external contract. This category is not applicable for TORM, as we have very limited number of consultants hired on external contract.

TORM´s office locations are divided into Denmark, India (Mumbai, Delhi, and Pune), the Philippines (Manila and Cebu), Singapore, United Arab Emirates, US, and UK, including the MET locations in Denmark and China (Jiaxing, Suzhou, Hong Kong).

Vessel-based employees are categorized based on nationality and per continent. The locations in use are: Americas, Europe, Indian Subcontinent, Southeast Asia, Other.

Number and Rate of Employee Turnover
The employee turnover rate is calculated as the number of employees who left during the reporting year divided by the average number of employees during the year (the average of employees is calculated based on the opening number and closing number of employees of the reporting period). All figures are reported on a headcount basis.

Formula used to calculate the turnover rate:

$$\frac{\text{Total number of employees leaving}}{(\text{Employees at the beginning} + \text{Employees at the end}) / 2} * 100$$

Gender Distribution in Management and Diversity of Permanent Employees Tables
- Non-Executive Directors of the Company: Board of Directors excluding the Executive Director
- Executive Directors of the Company: CEO
- Senior Executives: The Senior Management Team excluding the Executive Director
- Managers not listed above: Employees not listed above with at least one direct report, including permanently employed seafarers in officer ranks
- Other permanent employees: All remaining permanently employed staff, including permanently employed seafarers, who are not categorized as officers/managers

TORM defines top management as the Executive Director and the Senior Executives of the company.

Officer ranks of permanent seafarers: Master/Captain, Chief Officer, Second Officer, Third Officer, Fourth Officer, Chief Engineer, Second Engineer, Third Engineer, Fourth Engineer, Electrician, Electro-Technical Officer, Junior Officer, Junior Engineer.

Underrepresented Gender in the Management in Percentage
Proportion (number and percentage) of individuals in TORM's office/shore-based management, who are women. Only TORM office-based employees are included. Managers are defined as an individual with at least one direct report.

Age Distribution of All Employees
Calculations include all employees from all locations, as of 31 December of the reporting year. The reported data is divided into three categories: 1. Employees under 30 years old, 2. Employees between 30 and 50 years old, including both 30- and 50-year-olds and 3. Employees above 50 years old.

Lost Time Accident Frequency (LTIF or LTAF)
Lost Time Accident Frequency (LTAF) is a measure of registered serious work-related personal injuries per unit exposure hours for the operating fleet. Unit in respect of LTAF is one million man hours. Lost time accidents are the sum of fatalities, permanent total disabilities, permanent partial disabilities, and lost workday cases as based on OCIMF Marine Injury Reporting Guidelines Section 3.

This metric is applicable to all seafarers at TORM, including contractors (contract-based or non-guaranteed hours seafarers) and (full-time) permanently employed seafarers.

Injuries and Accidents
At TORM, we define injuries and accidents with the same calculation method as used for LTIF or LTAF, which relate to serious work-related personal injuries. Office-based employees are not in scope for this calculation.

Gender Pay Gap
Gender pay gap is calculated as the difference of average annual total remuneration between female and male employees, reported as a percentage of the average annual total remuneration of male employees. The calculation includes the full-time and part-time employees' (including office-based employees, seafarers, and production workers) base salary, other monthly incomes such as "fritvalg", where applicable, St. Bededagstillæg, where applicable, monthly allowances (such as car allowance, housing allowance, where applicable), pension, bonus, and other short-term or long-term incentives (such as LTIP/RSU options based on cost calculated for the given year). The amounts are converted to USD with the effective foreign exchange rates of the last day of the year.

Gross pay level per employee is calculated as the Annual Gross Salary per FTE. The part time employees´ salary has been converted to full-time equivalents to compare.

Excluded from the calculation are temporary employees, interns, and students. The calculation does not take educational background, seniority, or position into account.

The gap is calculated based on the following formula:

$$\frac{(\text{Average gross pay level of male employees} - \text{Average gross pay level of female employees}) * 100}{\text{Average gross pay level of male employees}}$$

Total Remuneration Ratio
The calculation based on the average annual gross pay level of all full-time and part-time office-based women employees and all full-time and part-time office-based male employees. The calculation includes the base salary, other monthly incomes, like "fritvalg", where applicable, St. Bededagstillæg, where applicable, monthly allowances (like car allowance, housing allowance), where applicable, and pension. The amounts are converted to USD with the effective foreign exchange rates of the last day of the year.

Gross pay level per employee is calculated as the Annual Gross Salary per FTE. The part time employees´ salary has been converted to full-time equivalents to compare. Excluded from the calculation are temporary employees, interns, and students.

The ratio is calculated based on the following formula:

$$\frac{\text{Annual total remuneration for the company´s highest paid individual}}{\text{Median employee annual total remuneration (excluding the highest paid individual)}}$$

Severe Human Rights Incidents and Other Discrimination/ Harassment and Complaints Cases
The number of discrimination-related complaints filed through our complaints mechanism/whistleblower setup. These are incidents or complaints of ill-treatment on the grounds of gender, racial or ethnic origin, nationality, religion or belief, disability, age, or other relevant forms of discrimination involving internal and/or external stakeholders across operations in the reporting period. Severe human rights incidents can also be reported via formal complaints through the whistleblowing systems.

SASB Metrics
LTAF or LTIF or LTIR (Based on OCIMF Marine Injury Reporting Guidelines Section 4)
Marine Casualty (Based on IMO Casualty Investigation Code Ch 2 -2.9)
A marine casualty means an event, or a sequence of events, that has resulted in any of the following and that has occurred directly in connection with the operation of a vessel:

- The death of, or serious injury to, a person
- The loss of a person from a ship
- The loss, presumed loss, or abandonment of a ship
- Material damage to a ship
- The stranding or disabling of a ship or the involvement of a ship collision
- Material damage to marine infrastructure external to a ship that could seriously endanger the safety of the ship, another ship, or an individual
- Severe damage to the environment or the potential for severe damage to the environment, brought about by the damage of a ship or ships

However, a marine casualty does not include a deliberate act or omission with the intention to cause harm to the safety of a ship, an individual, or the environment. For more details please see the IMO regulations.

Material Damage to a Ship (Based on IMO Casualty Investigation Code Ch 2 -2.16)
A material damage in relation to a marine casualty means:

- Damage that significantly affects the structural integrity, performance, or operational characteristics of marine infrastructure, or a ship.
- Damage that requires major repair or replacement of a major component or components.
- Destruction of the marine infrastructure or ship.

Very Serious Marine Casualty (based on IMO Casualty Investigation Code Ch 2 -2.22)
A very serious marine casualty means a marine casualty involving the total loss of the ship, a death, or severe damage to the environment.

Port State Control
We report the number of port state control deficiencies as a ratio instead of a number. It is the industry norm to report port state control performance as a ratio as it provides important context to the metrics. The ratio is calculated as the number of deficiencies divided by the total number of PSC inspections. We report the number of port state control detentions as an absolute number, from 2025 forward. A ship is detained when it is unfit to proceed to sea or the deficiencies pose an unreasonable risk to the ship, its crew, or the environment. If there are deficiencies found, the ship can proceed with its voyage, however, the found deficiencies need to be corrected.

Numbers of Conditions of Class or Recommendations
Following TR-MT-540a.2 by the SASB standard. The number reported is based on total numbers of Conditions of Class or Recommendations received from a flag administration or a recognized organization. All Conditions of Class are reported regardless of whether they resulted in withdrawal, suspension, or invalidation of a vessel's class certificate.

Engagement Score
Engagement score refers to the score in the latest bi-annual TORM engagement survey, reported as a number. Only office-based TORM employees participate in this engagement survey. MET employees and seafarers are not in scope for the reported number.

Engagement Survey Participation Ratio
Participation ratio refers to the rate in the latest bi-annual TORM engagement survey, reported as a percentage. Only office-based TORM employees participate in this engagement survey. MET employees and seafarers are not in scope for the reported number.



G1 Governance

Business Conduct

- Introduction
- Targets
- Bribery and Corruption
- Responsible Procurement
- Raising Concerns
- Business Conduct Training

Introduction

GOV-1 and G1-1 Transparency and accountability are key to TORM's way of doing business, and these values play a central role in our good governance practices. Our approach to responsible behavior is rooted in our TORM Business Principles, which have the following five objectives:

- Maintaining a good and safe workplace
- Reducing environmental impact
- Respecting people
- Doing business responsibly
- Ensuring transparency

The Business Principles cover all aspects of our business, all companies in the TORM Group, and all levels within TORM. the Management is responsible for making sure the organization has access to the Business Principles, and all employees are responsible for understanding and adhering to the principles in practice. By adhering to the Business Principles, we ensure an aligned standard for how we conduct business within TORM, and that we comply with the latest legislation and live up to our commitment to responsible business practices. In this way, TORM employees are provided with the necessary resources to know, understand, and stay compliant with the relevant legal and regulatory frameworks.

Our Business Principles form part of our pledge to the UN Global Compact as an active member, since we joined as the first Danish shipping company in 2009. As part of our membership, we commit to an internationally recognized set of principles on health, safety, labor rights, environment, and anti-corruption.

TORM is also publicly dedicated to respecting human rights as outlined in the United Nations Guiding Principles on Business and Human Rights. These principles are built into our Business Principles and our core values. We recognize that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is a continuous effort. Going forward, we will continue to promote human rights-related policies and processes.

TORM's flag states Denmark and Singapore have rectified the Maritime Labour Convention (MLC) and have thereby incorporated the MLC's principles into their respective legislation together with the IMO regulations. TORM lives up to those principles, and this is also part of our DoC (Document of Compliance). TORM furthermore complies with the UK Modern Slavery Act, and IMO regulations. All policies are approved at the highest executive management level, and the policies are accessible across the TORM organization.

G1-1 Employees of TORM are informed that social responsibility means different things in different contexts, and our initiatives may be different depending on location. The established corporate culture at TORM promotes ethical behavior and compliance with all relevant legislation and regulations.

TORM's Management maintains an ongoing dialog with relevant authorities and organizations to stay up-to-date on upcoming legislation and recommended standards, thus enabling us to be proactive.

TORM's business model, the One TORM platform, uses advanced analytics and digital solutions in which large amounts of data are processed. TORM's Data Ethics Policy confirms TORM's commitment to our defined data ethics principles, and it defines how we collect, store, and process data.

At TORM, we actively follow information security best practices, and we continuously monitor risks, vulnerabilities, and industry threats. In 2025, work has continued to strengthen TORM's cyber security maturity.

We have a dedicated IT risk and security team to ensure a continuous focus on IT risk management and information security.

Governance Targets

Topic	2030 Target
Anti-corruption and bribery	100% of identified cases of corruption and/or bribery, including attempts, are reported to the MACN
Screening and engaging our supply chain on ESG criteria	ESG screening 100% of Tier 1 and 2 suppliers

As shown in the tables above, TORM has set two targets related to governance and business conduct.

We aim for 100% of identified cases of corruption or bribery, including attempts, to be reported to the Maritime Anti-Corruption Network (MACN). This target applies from 2025 onwards. It reflects our commitment to transparent and comprehensive reporting to MACN and will be monitored annually by TORM's Management. All employees are trained to report any incidents of corruption or bribery through established and accessible channels. While we strive for full reporting coverage, we acknowledge that inherent limitations may prevent absolute completeness.

TORM has also decided to implement a target from 2025 going forward on screening our suppliers. The target is to screen 100% of our Tier 1 and Tier 2 suppliers for selected ESG criteria. The target year is 2030, and the detailed framework of the screening methodology is in the process of being finalized.

Our screening is focused on:

- Working conditions
- Quality of products/manufacturing processes
- Employee human rights

Besides the above mentioned points, we are also working on assessing the incorporation of further, Environment related topics. The target will be measured on an annual basis by TORM's Management.

Bribery and Corruption

G1-3 Corruption and bribery impede global trade and can restrict non-corrupt companies' access to markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes our seafarers to safety and security risks and poses a potential risk to TORM's legal standing and reputation.

G1-1 It is TORM's policy to conduct all business in an honest and ethical manner. TORM has a zero tolerance approach to corruption and bribery, and we are committed to acting professionally, fairly, and with integrity in all business dealings and relationships, wherever TORM operates. We commit to uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which we operate and investigate any concerns.

Since 2011, when TORM co-founded MACN, TORM has taken a joint stand with the industry against the requests for facilitation payments, which exist in many parts of the world where TORM conducts business. Best practice is shared between members of the network, and members align their approach to minimizing facilitation payments. MACN seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices by supporting this cross-sector approach.

G1-4 The table below shows the incidents of bribery and the convictions and fines at TORM.

Anti-corruption and Bribery

	2025	2024
Number of convictions for violation of anti-corruption and anti-bribery laws	0	0
Amount of fines for violation of anti-corruption and anti-bribery laws	0	0

The number of confirmed cases of corruption and bribery in the reporting year is 0. Additionally, there are 0 confirmed cases involving of any of our value chain members in scope.

G1-3 In the event of an investigation by any authorities in relation to bribery and corruption, assuming their credentials and authority have been duly established, the general instruction to all employees is to offer TORM's full support and cooperation.

At TORM, we encourage our employees to always speak up in relation to all incidents relevant to countering bribery and corruption in all the jurisdictions in which TORM operates.

TORM leverages the three elements below to continue a high level of transparency and accountability of our anti-corruption and anti-bribery policy:

- Strict employee guidelines and processes to prevent and manage corruption and bribery
- Specific reporting processes
- Compulsory e-learning courses

Within TORM, all incidents of attempted bribery or corruption are handled through TORM's internal legal department. TORM's legal department then reports any such breach to TORM's Senior Management Team. All reporting to MACN is anonymous via the legal team. TORM's Senior Management Team then decides whether or not to share the information with the full Board of Directors or relevant Board of Directors' Committee, if deemed applicable.

Responsible Procurement

G1-2 Responsible behavior is central to how we work with procurement at TORM, and our supply chain is important for achieving our goals. We must therefore ensure that our quality standards and responsibility efforts are extended and improved throughout the supply chain.

G1-3 TORM gives preference to suppliers who share our commitment to lawful and ethical behavior, as we believe that long-term business success requires transparent business conduct. All employees with supplier contact must familiarize themselves with TORM's commitment to responsible business practices in the supply chain.

G1-2 We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality.

TORM's Business Principles emphasize our commitment to promoting responsible business practices in our supply chain, and TORM also applies our Business Principles when dealing with subcontractors and suppliers. We have no formal policy pertaining solely to the prevention of late payments for SMEs.

At TORM, we are currently in the process of completing and rolling out a new evaluation structure for screening our suppliers, including assessment of environmental, social, and governmental aspects. Extensive social and governmental aspects are already measured throughout our processes. We are investigating the best and most feasible approach for how to measure environmental performance among all of our suppliers, as well as how to build a system for evaluation, and the scope of possibilities to include more social and governmental elements.

Payment Practices

	2025	2024
Average number of days to pay invoice from date when contractual or statutory term of payment starts to be calculated	40.59	39.37
Percentage of payments aligned with standard payment terms	82 %	81 %
Number of outstanding legal proceedings for late payments	0	0

G1-6 For TORM's main category of suppliers, invoices are paid on an average term of 45 days from the date of invoice. This is a standard payment term for TORM vendors, except if it is presented in writing why alternate payment terms should be used, signed by a vice president or higher level of profession.

The average time that TORM takes to pay an invoice from the date when the contractual term of payment starts to be calculated is 40.59 days.

Payment is made as per the agreed terms with the vendor. The payment term is defined on the vendor card when the vendor is created within TORM's financial system. The due date is then calculated automatically from the invoice date and payment is made automatically upon reaching the due date.

Raising Concerns
We expect all employees to help protect the interests of TORM by raising concerns about known or suspected breaches of the Business Principles and policies. Concerns should be raised with an employee's superior officer(s). Vessel violations, including safety of seafarers and cargo, can be reported to the designated person on board or the Marine HR Department or TORM's Senior Management Team.

However, instances may occur where an employee assesses that a concern cannot be raised with their superior officer(s) or that a concern is not satisfactorily addressed by their superior officer(s). In such cases, the employee is encouraged to raise the concern using the TORM whistleblower setup, which is an external independent lawyer's office called "Holst, Advokater" that has been solicited by the Board of Directors since 2006, to receive and process concerns and claims relating to TORM raised by TORM employees, business partners, or anyone else.

For employees of subsidiary Marine Engineering (MET), there is a separate whistleblower setup, available to all employees in all locations. Anyone can anonymously report any type of complaint, and this option is clearly stated on the external website of MET. A third-party service provider, law firm Hjulmand Kaptain (different from the one used by TORM), processes the data provided. They provide an overview, with protection of anonymity, to a dedicated employee at TORM.

On an on-going basis, the Whistleblower Service Provider (WSP), must review and assess the adequacy of the TORM Whistleblower Charter for whistleblowing and make recommendations to the Board of Directors for changes to improve TORM's Whistleblower Charter and related procedures. Additionally, we conduct ongoing internal assessments of the effectiveness of the whistleblower channels, evaluating the work with the WSP and the reach internally.

→ More about torm.com/investor/governance/whistleblower

In accordance with Directive (EU) 2019/1937 of the European Parliament and of the Council, the whistleblower service provided by TORM through "Holst, Advokater," and by MET through "Hjulmand Kaptajn," will protect the identity of people raising concerns with them, as detailed in the Whistleblower Charter. However, if the employee prefers to remain anonymous, they may file a report by telephone or by letter or by sending an encrypted mail. The sections identified in the TORM Whistleblower Charter, available to all employees and external parties, make this clear.

The WSP must first report to the Chair of the Audit Committee (AC) and the Board of Directors, and the case can be escalated to the Senior Management Team unless the allegation is made against the Senior Management Team, in which case the Board or the AC will handle it. If a Board member is implicated, the WSP will report to the full Board.

Business Conduct Training
G1-1 At TORM, we acknowledge that seafarers, more than office-based employees and production workers, are at risk of exposure to corrupt demands, such as unlawful requests for payments to allow vessels to enter and depart a port or disproportionate penalties applied for minor errors. This can lead to interruptions in normal operations, delaying vessels, and creating a risk to navigation and seafarer safety. However, at TORM, we ensure that all employees, vessel-based or office-based, are subject to compulsory training programs in respect to corruption and bribery.

G1-3 Our policy is to keep all directors, officers, and employees, vessel-based and office-based, fully informed of the contents of applicable bribery and corruption law to assist them in complying. The compliance system is intended to enable TORM to act in all relevant markets, without being exposed to business interruption or losses due to legal investigations or litigation which could affect us negatively.

The importance of maintaining high ethical conduct and control standards is communicated as part of the orientation processes for new hires, which provides insights into TORM's commitment to our legal obligations and integrity within the workplace, and in addition, the role of the employee in helping the organization live out that commitment.

TORM's Business Principles and TORM's Anti-Bribery and Corruption Law Compliance Policy and Program must be studied, agreed to, and confirmed in writing by all employees when signing their employment contracts. Annually, all TORM employees are asked to confirm via the internal compliance system that they have both read and will comply with the Business Principles and all associated policies.

TORM's Management has established compulsory e-learning courses, which provide a better understanding of anti-bribery and anti-corruption and key concepts within international anti-corruption laws. These courses also provide typical scenarios that employees might encounter during their day-to-day employment. All TORM employees in offices and onboard vessels must take and pass this course once a year.

In addition, each TORM employee must take and pass the "TORM How to avoid harassment in the workplace" course. As part of this course, there is advice on seeking help if an employee themselves or a colleague is subjected to harassment in the workplace, and it is not possible to speak out against the offender.

→ See more about TORM's annual e-learning courses in the G1-1 Accounting Policy on page 95

Every employee must remain constantly aware of the Compliance Policy and Program, including any updates and changes. Should TORM update or make any changes to the Anti-Bribery and Corruption Compliance Policy or Program, TORM will inform all employees by e-mail, and additional briefings and training will be supplied. Any such informational material is made available immediately via the TORM Intranet Website.

TORM also utilizes an internal online training course provided by the MACN that is mandatory for all office-based staff and all officers on board TORM's vessels to take and pass. The course from MACN highlights some typical scenarios that might be encountered within the employee's role and provides guidance on how to act by providing tips on how to counter demands, increase bargaining power, and how to stand their ground.

The aim of our business conduct training is to give TORM's employees tools to better address challenging situations and to come closer to achieving a maritime industry free of corruption.

TORM complies with Sarbanes Oxley (SOX) regulations, which entail an annual internal audit procedure where all vessel-based employees, office-based employees, and contractors must complete the training and confirm adherence to TORM's anti-bribery and anti-corruption guidelines, ensuring compliance. The process is supervised and controlled by TORM's Legal Department and the Marine HR Department.

MET Employees
For MET, a process has been established, in which the Managing Director of MET confirms on behalf of all MET employees that they have received and understood the relevant policies. These policies are related to legal compliance, ethical behavior, and promoting a professional work environment that is free from all forms of discrimination and harassment. MET`s management signs off on the forementioned policies and communicates them to the rest of the MET employees. During 2025, policy owners were appointed at MET to assure better implementation. No specific

training is provided because of the nature of the business and a low risk of exposure to bribes, compared to vessel-based employees. In this way, MET, like TORM, can maintain various programs and policies that promote behavior consistent with our ethical values and business principles and provide ethical guidelines for all dealings with employees, suppliers, investors, creditors, insurers, competitors, auditors, and others.

In the below table, we disclose the coverage of TORM's anti-corruption and anti-bribery training for at-risk functions during the financial year 2025.

Anti Corruption and Bribery Training	2025			2024		
Training coverage	At-risk functions - Seafarers	At-risk functions - Office-based employees	Senior Management Team	At-risk functions - Seafarers	At-risk functions - Office-based employees	Senior Management Team
Training coverage	89 %	95 %	100 %	81 %	— %	— %
Total number of functions-at-risk covered by training	356	423	4	367	409	4
Total number who received training	316	400	4	299	0	0
Delivery method and duration						
Classroom training (Min.)	N/A	N/A	N/A	N/A	N/A	N/A
Computer-based training (Min.)	71	20	20	71	20	20
Voluntarily Computer based training (Min.)	N/A	N/A	N/A	N/A	N/A	N/A
Frequency						
How often training is required (Frequency)	Annual	Annual	Annual	Annual	Annual	Annual
Topics covered						
Definition of corruption (Y/N)	Yes	Yes	Yes	Yes	Yes	Yes
Policy (Y/N)	Yes	Yes	Yes	No	Yes	Yes
Procedures on suspicion/detention (Y/N)	Yes	Yes	Yes	No	Yes	Yes
Key concepts within international anti-corruption laws (Y/N)	Yes	Yes	Yes	Yes	Yes	Yes

Accounting Policy
G1-Business Conduct
Number of Convictions for Violation of Anti-Corruption and Anti-Bribery Laws
Seafarers report all incidents via TORM's reporting tool. TORM has a strict anti-bribery policy which prohibits any form of bribery and facilitation payments. All requests for such illicit payments will be reported via the reporting tool and dealt with by the dedicated department to ensure compliance. TORM reports these incidents to the Maritime Anti-Corruption Network (MACN) on a voluntary basis.

Amount of Fines for Violation of Anti-Corruption and Anti-Bribery Laws
National authorities are the relevant parties able to issue fines for violations of anti-bribery rules and regulations. The amount of fines will be derived from letters received by the legal department from authorities.

Percentage of Functions-at-Risk Training Coverage - Vessel-Based Employees
The proportion of TORM's seafarers, identified as functions-at-risk, who have successfully completed the company's anti-corruption and anti-bribery training programs within a specified reporting period. Seafarers identified as functions-at-risk are the four senior officer ranks (master/captain, first/chief officer, chief engineer, second engineer).

Office-Based Employees
The proportion of TORM's office-based employees, identified as functions-at-risk, who have successfully completed the company's anti-corruption and anti-bribery training programs within a specified reporting period. As per TORM´s assessment, all office-based employees are identified as functions-at-risk. Managers are defined as employees with at least one direct report.

MET Employees
At MET, the functions-at-risk employees are identified as the Managing Director. The Managing Director signs off on the Anti-Bribery and Corruption Policy (together with other policies) on an annual basis, which is considered to fulfil the functions-at-risk training program.

Note: In the report displayed "Anti-Corruption and Bribery Training" table, MET Employees are not included.

Anti-Corruption and Bribery Training Table - Vessel-Based Employees
All new employees receive training as part of their onboarding. All relevant employees (as described for seafarers, functions-at-risk are the four senior officer ranks) receive yearly training/recertification. Participation in the e-learning program is mandatory. Non-passer cases are followed up while onboard, and when re-joining onboard, the training is triggered again for completion.

Data reported in the table is based on active and onboard seafarers of the four senior officer ranks, as of 05 January 2026. Ocean Learning Platform (OLP) is the system used to register training data for seafarers.

Office-Based Employees
All new employees receive training as part of their onboarding. All current employees receive yearly training/recertification. Participation in the e-learning program is mandatory. Non-passer cases are followed up individually and also escalated to the Senior Management Team for further follow up.

Average Number of Days to Pay Invoice from Date When Contractual or Statutory Term of Payment Starts to be Calculated
Average number of days is calculated on the basis of invoice date to the actual date of payment made.

Percentage of Payments Aligned with Standard Payment Terms
Calculated as actual payment date minus the invoice due date. The disclosed percentage is the aligned payments compared to the total. This data source is a BI Report from our payment system.

Number of Outstanding Legal Proceedings for Late Payments
Number of Outstanding Legal Proceedings for Late Payments refers to the amount of legal cases or actions that have been initiated or are pending in relation to payments that have not been made on time. It includes lawsuits, arbitration, or other formal legal actions initiated by creditors against TORM as debtor, due to overdue payments.



TORM's Policies

Anti-Bribery and Anti-Corruption Policy

CSRD/ESRS	Affected Stakeholders
G1, S1, S2	Employees, business partners, suppliers, contractors

IROs	Value Chain
Zero tolerance of anti-bribery and anti-corruption	Upstream, downstream and TORM's own operation

Summary
TORM's zero-tolerance approach to bribery and corruption, requiring all employees to comply with applicable anti-bribery and anti-corruption regulations.
Enables the company to operate in relevant markets without legal issues or reputational damage.

Third-Party Standards
Member and co-founder of the Maritime Anti-Corruption Network (MACN), which provides training and support for the policy implementation, SOX Compliance

Scope
All directors, officers, and employees across the company's operations and all suppliers.

Monitoring
The policy requires employees to report any questions or issues related to anti-bribery and corruption law to the Management or the compliance officer.
The Senior Management is accountable for the policy.

Anti-Discrimination and Harassment Policy

CSRD/ESRS	Affected Stakeholders
G1, S1	Employees

IROs	Value Chain
Zero tolerance against harassment	Upstream and downstream in value chain, TORM's own operations

Summary
Prohibits discrimination and harassment based on gender, ethnicity, religion, disability, age or any other basis.
Guidelines for maintaining a respectful workplace. Define discrimination and harassment, and procedures for handling complaints. Ensure a work environment free of discrimination and harassment, to allow all employees respect and equal opportunities.

Third-Party Standards
N/A

Scope
All employees and business partners across all locations where we operate.

Monitoring
Investigation of complaints by the People and Marine HR Departments and/or the Whistleblower Service Provider.
Annual SOX compliance where employees must confirm their compliance with the policy.
The Senior Management and Head of People are accountable for the policy.

Anti-Fraud Policy

CSRD/ESRS	Affected Stakeholders
G1	Employees, vendors, service providers, contractors

IROs	Value Chain
Corporate culture	Upstream and downstream in value chain, TORM's own operations

Summary
Guidelines for preventing, detecting, and addressing fraud within the organization. Covers the control environment, risk assessments, control activities, information and communication, and monitoring. To conduct business honestly and ethically, prevent and counter fraud, ensure integrity and transparency in business dealings, and protect against financial loss and reputational damage.

Third-Party Standards
Aligned with the COSO framework.

Scope
All employees and stakeholders (vendors, service providers, etc.) across all locations where we operate.

Monitoring
Regular risk assessments, transaction level controls, annual Anti-Fraud E-Learning Courses for employees, and the use of a whistleblower setup for reporting concerns. Monitoring involves visits and workshops with key employees and stakeholders.
The Senior Management and Compliance Officer for Anti-Fraud are accountable for the policy.

Business Principles/Code of Conduct

CSRD/ESRS	Affected Stakeholders
G1, S1, S2	Employees, business partners, suppliers, local communities, workers in the value chain, contractors

IROs	Value Chain
Climate change, pollution to air and water (environmental performance), health and safety, equal treatment, employee well-being, responsible procurement, Corporate culture, Compliance	Upstream, downstream and TORM´s own operations

Summary
Priorities in environmental awareness, respect for employees, responsible business practices, transparency, and equality. Statement of commitment to improve responsible business practices beyond compliance with legislation and adherence to international standards mentioned below.

Third-Party Standards
ISO 14001, UN Global Compact, SOX Compliance

Scope
All employees across all locations where we operate.

Monitoring
Continuous dialog with stakeholders, reporting on financial, social, environmental, and governance performance, and adherence to applicable legislation.
The Senior Management is accountable for the policy.

Diversity and Inclusion Policy

CSRD/ESRS	Affected Stakeholders
S1	Employees

IROs	Value Chain
Diversity, equal treatment, zero tolerance of harassment	TORM's own operations

Summary
Commitment to and framework for fostering a culture of diversity and inclusion, which in turn should strengthen equity and belonging. This culture celebrates the unique perspectives, backgrounds, and talents of all individuals. Our commitment to diversity and inclusion reflects our broader dedication to corporate social responsibility by promoting social equity, inclusion, and human rights within our organization and the communities we serve.

Third-Party Standards
N/A

Scope
All TORM's operations.

Monitoring
Targets set for female employees in leadership positions.
The Senior Management and Head of People are accountable for the policy.

Environmental Protection Policy

CSRD/ESRS	Affected Stakeholders
E1, E2, E4	Environment

IROs	Value Chain
Climate change, Pollution to air and water Biodiversity	TORM's own operations

Summary
Priorities in combating global climate change and minimizing pollution. Long-term ambitions and designated actions, including constant care in our operations and compliance with applicable legislation. Including initiatives to improve energy efficiency through IT infrastructure investments, vessel optimization, and behavioral optimization.
Statement of commitment to improve our environmental performance beyond compliance with legislation.

Third-Party Standards
International conventions, flag state regulations, local port state requirements, and other regulations including Marpol, EU legislation, local, and national legislation where the vessel is visiting. TORM is ISO 14001 certified.

Scope
All TORM's operations.

Monitoring
Regulations on operations, waste handling, and more.
Procedures and policies, including our safety management system (SMS).
The Senior Management is accountable for the policy.

Employee Handbooks

CSRD/ESRS	Affected Stakeholders
S1	Employees, their families
IROs	**Value Chain**
Employee understanding of policies, procedures	TORM's own operations

Summary
Guidelines and general rules, rights, responsibilities, and opportunities in the workplace. Separate Employee Handbooks for each TORM location.

Third-Party Standards
N/A

Scope
All employees across all locations where we operate.

Monitoring
Continuous dialog with stakeholders and engagement surveys. Updates also based on local regulations and legislation.
Head of People is accountable for the policy.

Green Ship Recycling Policy

CSRD/ESRS	Affected Stakeholders
	Environment, crew, recycling facilities, authorities, communities
IROs	**Value Chain**
	Downstream

Summary
Commitment to recycling all TORM-owned vessels in a safe and environmentally sustainable manner.
Ensure compliance with applicable legislation, regulations, and conventions mentioned below.

Third-Party Standards
Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships.
Best practices in the global shipping industry.

Scope
All vessels under TORM's ownership.

Monitoring
Legislation and regulations, audits of recycling facilities, proper procedures for hazardous material management and safety, and undertakings from vessel buyers for future recycling.
Designated person ashore (DPA) is accountable for the policy

Health, Safety, and Security Policy

CSRD/ESRS	Affected Stakeholders
S1	Employees, contractors
IROs	**Value Chain**
Health and safety	TORM's own operations

Summary
Commitment to providing a safe and secure work environment. Statement of compliance with all relevant health and safety rules and regulations, and statement of commitment to raise safety levels on board our vessels by promoting a culture of safety.

Third-Party Standards
Based on the SMS (Safety Management System) standards, which is based on the ISM (International Safety Management) code.

Scope
All TORM's operations.

Monitoring
Tracking of progress on safety target measured in LTAF.
Head of HSSE or in her/his absence Head of Security and Environmental Compliance is accountable for the policy.

Modern Slavery Statement

CSRD/ESRS
G1, S1, S2

Affected Stakeholders
Employees, suppliers, contractors, communities

IROs
Human rights, labor conditions, responsible business practices, community support, equal treatments

Value Chain
Upstream and downstream in value chain and TORM´s own operations

Summary
Commitment to standards listed below including internationally recognized principles on human rights.

Third-Party Standards
UN Global Compact, UN Sustainable Development Goals (SDGs). The International Labor Organization's Maritime Labor Convention. UN Guiding Principles on Business and Human Rights.

Scope
All TORM's operations but does not include subsidiary MET.

Monitoring
Risk assessments and due diligence on high-risk suppliers. Training for new employees on TORM Business Principles. See Whistleblower Charter for more about how to raise concerns.
Annual reporting to the UN Global Compact.
TORM's Executive Director is accountable for the policy with certain areas under the Audit Committee of the Board of Directors.

Responsible Procurement Policy

CSRD/ESRS
G1

Affected Stakeholders
Employees, vendors, service providers, contractors

IROs
Corporate Culture, Corruption and Bribery

Value Chain
Upstream, downstream and TORM´s own operation

Summary
Priorities in respect for employees, responsible business practices, transparency, and equality. Statement of commitment to improve responsible business practices beyond compliance with legislation and adherence to international standards mentioned below.

Third-Party Standards
ISO 14001, UN Global Compact, SOX Compliance

Scope
All employees across all locations where we operate.

Monitoring
Continuous dialog with stakeholders, reporting on financial, social, environmental, and governance performance, and adherence to applicable legislation.
The Senior Management is accountable for the policy.

Safety Management System (SMS) incl. Dry Docking and Safety in Dry-Docking Policies

CSRD/ESRS
E2, S1, S2

Affected Stakeholders
Employees on vessels, workers in the value chain

IROs
Health and Safety, Pollution to air and water

Value Chain
TORM's own operations, some value chain, environment

Summary
The International Safety Management (ISM) code provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM requires a safety management system (SMS) to be established by the shipowner, which has assumed responsibility for operating the ship. The highlighted Dry docking and Safety in dry dock policies are extended to the workers in dry docks. The policies contain our requirements for dock planning and execution, including the health and safety requirements during the process

Third-Party Standards
Based on ISM (International Safety Management) code.

Scope
Vessel-based employees and office-based employees with contact with vessel-based employees, workers in dry docks.

Monitoring
Electronic control system SERTICA, websites by FLAG, classification societies, and local authorities including US Coast Guard (USCG),and others.
All proposals for new/revised procedures pass SMS, and the author is responsible for compliance. Senior Management, management, and captains onboard vessels are accountable for the policy. Sections relevant to dry dock workers are discussed with management at the specific dry docks. The TORM employees present at the dry dock along with dry dock management are responsible for monitoring.

Whistleblower Charter

CSRD/ESRS	Affected Stakeholders
G1, S1, S2	Employees, business partners, suppliers, workers in the value chain, contractors
IROs	Value Chain
Protection of whistleblowers, Corporate culture	Upstream, downstream and TORM´s own operation

Summary
Procedure for handling whistleblower complaints regarding substantial non-compliance or breach of rules in relation to accounting, internal accounting controls, auditing matters, and other company policies and guidelines. Ensure proper handling of complaints and maintain transparency and fairness in business operations. All reports to the whistleblower service provider are anonymous. TORM ensures that all whistleblowers are protected from retaliation.

Third-Party Standards
N/A

Scope
All employees across all of TORM's operations and all affiliated companies and subsidiaries.

Monitoring
An independent third-party Whistleblower Service Provider (WSP) investigates and pursues any suspected irregularities, ensures the proper handling of complaints, and reports to management and the Board of Directors as necessary. The Senior Management is accountable for the policy.

Policies

Policies	Availability	
	Internal	External
Environmental Protection Policy	●	●
Business Principles / Code of Conduct	●	●
Anti-Bribery and Anti-Corruption Policy	●	●
Green Ship Recycling Policy	●	●
Whistleblower Charter	●	●
Anti-Discrimination and Harassment Policy	●	
Anti-Fraud Policy	●	●
Responsible Procurement Policy	●	
Modern Slavery Statement	●	●
Diversity and Inclusion Policy	●	
Employee Handbooks	●	
Health, Safety, and Security Policy	●	
Safety Management System (SMS) incl. Dry docking and safety in dry-docking policies	●	

ESRS Data Points Derived from Other EU Legislation

ESRS	Disclosure Requirement	Datapoint	Information	SFDR	Pillar 3	Benchmark Regulation	EU Climate Law	Material/ Non-Material	Page
ESRS 2	GOV-1	21d	Gender diversity in the Board of Directors	●		●		Material	78
ESRS 2	GOV-1	21e	Percentage of independent board members			●		Material	111
ESRS 2	GOV-4	30	Disclosure of mapping of information provided in Sustainability Statement about due diligence process	●				Material	41
ESRS 2	SBM-1	40 d i	Involvement in activities related to fossil fuel activities	●	●	●		Material	36
ESRS 2	SBM-1	40 d ii	Involvement in activities related to chemical production	●		●		N/A	
ESRS 2	SBM-1	40 d iii	Involvement in activities related to controversial weapons	●		●		N/A	
ESRS 2	SBM-1	40 d iv	Involvement in activities related to cultivation and production of tobacco			●		N/A	
ESRS E1	E1-1	14	Transition plan to reach climate neutrality by 2050				●	Material	61
ESRS E1	E1-1	16 (g)	Undertakings excluded from Paris-Aligned Benchmarks		●	●		Material	52
ESRS E1	E1-4	34	GHG emission reduction targets	●	●	●		Material	52
ESRS E1	E1-5	38	Energy consumption from fossil fuel sources disaggregated by sources (only high climate impact sectors)	●				Material	53
ESRS E1	E1-5	37	Energy consumption and mix	●				Material	53
ESRS E1	E1-5	40-43	Energy intensity associated with activities in high climate impact sectors	●				Material	53
ESRS E1	E1-6	44	Gross Scope 1, 2, 3, and total GHG emissions	●	●	●		Material	54
ESRS E1	E1-6	53-55	Gross GHG emissions intensity	●	●	●		Material	55
ESRS E1	E1-7	56	GHG removals and carbon credits				●	N/A	
ESRS E1	E1-9	66	Exposure of the benchmark portfolio to climate-related physical risks			●		Phase-in	
ESRS E1	E1-9	66 (a); 66 (c)	Disaggregation of monetary amounts by acute and chronic physical risk; Location of significant assets at material physical risk		●			Phase-in	

ESRS	Disclosure Requirement	Datapoint	Information	SFDR	Pillar 3	Benchmark Regulation	EU Climate Law	Material/ Non-Material	Page
ESRS E1	E1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy-efficiency classes		●			Phase-in	
ESRS E1	E1-9	69	Degree of exposure of the portfolio to climate-related opportunities			●		Phase-in	
ESRS E1	E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water, and soil	●				Material	69
ESRS E1	E3-1	9	Water and marine resources	●				Non-Material	
ESRS E1	E3-1	13	Dedicated policy	●				Non-Material	
ESRS E2	E3-1	14	Sustainable oceans and seas	●				Non-Material	
ESRS E3	E3-4	28 (c)	Total water recycled and reused	●				Non-Material	
ESRS E3	E3-4	29	Total water consumption in m³ per net revenue on own operations	●				Non-Material	
ESRS E4	ESRS 2- IRO 1 - E4	16 (a) i		●				Material	70
ESRS E4	ESRS 2- IRO 1 - E4	16 (b)		●				Material	70
ESRS E4	ESRS 2- IRO 1 - E4	16 (c)		●				Material	70
ESRS E4	E4-2	24 (b)	Sustainable land / agriculture practices or policies	●				N/A	
ESRS E4	E4-2	24 (c)	Sustainable oceans / seas practices or policies	●				Material	96
ESRS E4	E4-2	24 (d)	Policies to address deforestation	●				N/A	
ESRS E5	E5-5	37 (d)	Non-recycled waste	●				Non-Material	
ESRS E5	E5-5	39	Hazardous waste and radioactive waste	●				Non-Material	
ESRS S1	ESRS 2- SBM3 - S1	14 (f)	Risk of incidents of forced labor	●				Non-Material	
ESRS S1	ESRS 2- SBM3 - S1	14 (g)	Risk of incidents of child labor	●				Non-Material	
ESRS S1	S1-1	20	Human rights policy commitments	●				Material	99
ESRS S1	S1-1	21	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			●		Material	96
ESRS S1	S1-1	22	Processes and measures for preventing trafficking of human beings	●				Non-Material	
ESRS S1	S1-1	23	Workplace accident prevention policy or management system	●				Material	96

ESRS	Disclosure Requirement	Datapoint	Information	SFDR	Pillar 3	Benchmark Regulation	EU Climate Law	Material/ Non-Material	Page
ESRS S1	S1-3	32 (c)	Grievance/complaints handling mechanisms	●				Material	100
ESRS S1	S1-14	88 (b) and (c)	Number of fatalities and number and rate of work-related accidents	●		●		Material	77
ESRS S1	S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities, or illness	●				Material	77
ESRS S1	S1-16	97 (a)	Unadjusted gender pay gap	●		●		Material	79
ESRS S1	S1-16	97 (b)	Excessive CEO pay ratio	●				Material	79
ESRS S1	S1-17	103 (a)	Incidents of discrimination	●				Material	83
ESRS S1	S1-17	104 (a)	Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	●		●		Material	96
ESRS 2	SBM3 - S2	11 (b)	Significant risk of child labor in the value chain	●				Non-Material	
ESRS S2	S1-1	17	Human rights policy commitments	●				Material	82, 91
ESRS S2	S2-1	18	Policies related to value chain workers	●				Material	88
ESRS S2	S2-1	19	Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	●		●		Material	96
ESRS S2	S2-1	19	Due diligence policies on issues addressed by the fundamental International Labor Organization Conventions 1 to 8			●		Material	88
ESRS S2	S2-4	36	Human rights issues and incidents connected to its upstream and downstream value chain	●				Material	88
ESRS S3	S3-1	16	Human rights policy commitments	●				Non-Material	
ESRS S3	S3-1	17	Non-respect of UNGPs on Business and Human Rights, ILO principles, or and OECD guidelines	●		●		Non-Material	
ESRS S3	S3-4	36	Human rights issues and incidents	●				Non-Material	
ESRS S4	S4-1	16	Policies related to consumers and end-users	●				Non-Material	
ESRS S4	S4-1	17	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	●		●		Non-Material	
ESRS S4	S4-4	35	Human rights issues and incidents	●				Non-Material	
ESRS G1	G1-1	10b	United Nations Convention against Corruption	●				Material	91
ESRS G1	G1-1	10d	Protection of whistleblowers	●				Material	93
ESRS G1	G1-4	24a	Fines for violation of anti-corruption and anti-bribery laws	●		●		Material	92
ESRS G1	G1-4	24b	Standards of anti-corruption and anti-bribery	●				Material	92

Disclosure Requirements Incorporated by Reference

Disclosure Requirements and Incorporation by Reference			Page
BP-1	General basis for preparation of the sustainability statement	General Disclosures	36
BP-2	Disclosures in relation to specific circumstances	General Disclosures	37
GOV-1	The role of the administrative, management and supervisory bodies	Governance	40
GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	Governance	40
GOV-3	Integration of sustainability-related performance in incentive schemes	Governance	64
GOV-4	Statement on due diligence	Governance	40
GOV-5	Risk management and internal controls over sustainability reporting	Governance	40
SBM-1	Strategy, business model and value chain	Strategy	36, 42
SBM-2	Interests and views of stakeholders	Strategy	36, 45
SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy	43, 45
IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	Impacts, risks and opportunities	43
IRO-2	Disclosure requirements in ESRS covered by the undertaking's sustainability statement	Impacts, risks and opportunities	43
IRO-1	Description of the Processes to Identify and Assess Material Water and Marine Resources Related Impacts, Risks, and Opportunities	Impacts, risks and opportunities	43
IRO-1	Description of the Processes to Identify and Assess Material Resource Use and Circular Economy-Related Impacts, Risks, and Opportunities	Impacts, risks and opportunities	43
E1 GOV-3	Integration of sustainability-related performance in incentive schemes	Climate change	64
E1-1	Transition plan for climate change mitigation	Climate change	61

Disclosure Requirements and Incorporation by Reference			Page
E1 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy	36
		IRO's	43
		Double materiality assessment	45
		Climate change	43, 56
E1 IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	Stakeholder engagement	36, 45
		Double materiality assessment	45
		Climate change	43, 56
E1-2	Policies related to climate change mitigation and adaptation	Climate change	64
E1-3	Actions and resources in relation to climate change policies	Climate change	63
E1-4	Targets related to climate change mitigation and adaptation	Climate change	52
E1-5	Energy consumption and mix	Climate change	53
E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	Climate change	54
E1-8	Internal carbon pricing	Climate change	64
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Climate change	Phase-in
E2 IRO-1	Description of the processes to identify and assess material pollution-related impacts, risks and opportunities	Stakeholder engagement	36, 45
		Double materiality assessment	45
		Pollution	69
E2-1	Policies related to pollution	Pollution	69
E2-2	Actions and resources related to pollution	Pollution	69
E2-3	Targets related to pollution	Pollution	68
E2-4	Pollution of air, water and soil	Pollution	68
E2-6	Anticipated financial effects from pollution-related impacts, risks and opportunities	Pollution	68

Disclosure Requirements and Incorporation by Reference			Page
E4-1	Transition plan and consideration of biodiversity and ecosystems in strategy and business model	Biodiversity and ecosystems	70
E4 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy	36
		IRO´s	43
		Double materiality assessment	45
		Biodiversity and ecosystems	70
E4 IRO-1	Description of processes to identify and assess material biodiversity and ecosystem-related impacts, risks and opportunities	Biodiversity and ecosystems	70
E4-2	Policies related to biodiversity and ecosystems	Biodiversity and ecosystems	70
E4-3	Actions and resources related to biodiversity and ecosystems	Biodiversity and ecosystems	70
E4-4	Targets related to biodiversity and ecosystems	Biodiversity and ecosystems	70
E4-5	Impact metrics related to biodiversity and ecosystems change	Biodiversity and ecosystems	70
E4-6	Anticipated Financial Effects from Biodiversity and Ecosystem Related Risks and Opportunities	Biodiversity and ecosystems	70
S1 SBM-2	Interests and views of stakeholders	Strategy	36
S1 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy	36
		IRO´s	43
		Double materiality assessment	45
		Own workforce	76
S1-1	Policies related to own workforce	Own workforce	81
S1-2	Processes for engaging with own workforce and workers' representatives about impacts	Own workforce	82
S1-3	Processes to remediate negative impacts and channels for own workforce to raise concerns	Own workforce	82, 93
S1-4	Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce and effectiveness of those actions	Own workforce	79

Disclosure Requirements and Incorporation by Reference			Page
S1-5	Targets related to managing material negative impacts, advancing positive impacts and managing material risks and opportunities	Own workforce	77
S1-6	Characteristics of the undertaking's employees	Own workforce	84
S1-9	Diversity metrics	Own workforce	78
S1-14	Health and safety metrics	Own workforce	77
S1-16	Remuneration metrics (pay gap and total remuneration)	Own workforce	79
S1-17	Incidents, complaints and severe human rights impacts	Own workforce	83
S2 SBM-2	Interests and views of stakeholders	Strategy	36
S2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	IRO's	43
		Double materiality assessment	45
		Workers in the value chain	87
S2-1	Policies related to value chain workers	Workers in the value chain	88
S2-2	Processes for engaging with value chain workers about impacts	Workers in the value chain	88
S2-3	Processes to remediate negative impacts and channels for value chain workers to raise concerns	Workers in the value chain	87
S2-4	Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	Workers in the value chain	88
S2-5	Targets related to managing material negative impacts, advancing positive impacts and managing material risks and opportunities	Workers in the value chain	87

Disclosure Requirements and Incorporation by Reference			Page
G1 GOV-1	The role of the administrative, supervisory and management bodies	ESG Governance	40
		Business conduct	91
G1 IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	Impacts, risks, and opportunities	43
G1-1	Business conduct policies and corporate culture	Business conduct	91
G1-2	Management of relationships with suppliers	Business conduct	92
G1-3	Prevention and detection of corruption and bribery	Business conduct	92
G1-4	Confirmed Incidents of corruption or bribery	Business conduct	92
G1-6	Payment practices	Business conduct	93

Governance

Governance at TORM

With respect to the year ended 31 December 2025, TORM plc was subject to the 2024 UK Corporate Governance Code (available at www.frc.org.uk).

This section of the Annual Report details our corporate governance practices. Our governance framework is integral to developing and executing our strategy. It ensures the Board receives timely, detailed, and relevant information to effectively oversee progress and challenge management. Furthermore, this framework empowers our dedicated Committees to conduct in-depth reviews of specific areas.

During 2025, TORM reviewed its compliance with the revised UK Corporate Governance Code issued in January 2024. TORM complied with 38 of the 41 provisions, with non-compliance on Provisions 18, 19, and 32, reflecting considered business decisions by the Board.

Provision 18: States that all directors should be subject to annual re-election, however, TORM's B-Director is not appointed for a specified term and continues until removed by the B-shareholder. On 06 January 2026, the threshold required to maintain a B-shareholder was no longer met, resulting in the termination of the B-shareholder structure and the discontinuation of the B-Director role. As a result, all Board members are now subject to annual re-election, bringing TORM into alignment with the provision.

Provision 19: States that the Chairman of the Board of Directors should not remain in place beyond nine years from the date of their appointment to the Board of Directors. Simon Mackenzie Smith was appointed Chair on 16 December 2025, bringing TORM into alignment with the provision.

Provision 32: States that the Board of Directors must establish a Remuneration Committee of Independent Non-Executive Directors. In addition, the Chairman of the Board of Directors can only be a member if he is independent on appointment, and he cannot chair the Remuneration Committee. Full compliance has been ensured following the appointment of Simon Mackenzie Smith, whose independence has enabled the committee structure to fully align with the requirements of the provision.

Subsequent Events
As at the date of signing, TORM has conducted a review of its compliance with the revised UK Corporate Governance Code issued in January 2024. The Company complies with 39 of the 41 provisions. Non-compliance with Provisions 12 and 24 reflects deliberate and considered decisions by the Board, taken in the context of TORM's business model and governance framework.

Provision 12: The Board has not appointed a Senior Independent Director as it operates with a small, highly engaged, and predominantly independent composition that facilitates open, direct, and transparent communication among directors.

Provision 24: The Company is not in full compliance with the provision, which recommends that the Audit Committee comprise at least three independent Non-Executive Directors. TORM currently has two Independent Non-Executive Directors, noting that one possesses the required recent and relevant financial experience. Given the current size and composition of the Board, appointing another director to the Audit Committee would not meet the independence requirements of the Code. The Board considers the present arrangements appropriate and effective for TORM's needs and will review the opportunity to appoint an additional Independent Non-Executive Director to the Board and subsequently to the Audit Committee at the appropriate time.

→ TORM's updated compliance with the revised UK Corporate Governance Code can be found at www.torm.com/investor/governance/governance-documents-and-policies

TORM's Board of Directors has established five committees for which formal Terms of Reference have been approved by the Board of Directors and can be found on TORM's website. The Audit Committee is composed solely of Independent Non-Executive Directors, meets four times a year at a minimum,

and is a permanent committee reporting to the Board of Directors.

During the year, TORM completed a planned leadership transition with the appointment of Simon Mackenzie Smith as Chair of the Board of Directors. The Nomination Committee oversaw a structured succession process, ensuring that the incoming Chair possesses the skills, experience, and leadership qualities required to support the Company's long-term strategic ambitions and maintain effective engagement with shareholders.

The appointment of Simon Mackenzie Smith represents a significant refresh of board leadership while preserving continuity and an effective balance of independence, expertise, and experience across the Board.

On 06 January 2026, David Weinstein resigned from the Board. His resignation followed the Company's reaching of the threshold required to maintain a B-shareholder, resulting in the termination of the B-shareholder structure and the discontinuation of the B-Director role. As part of its ongoing succession and composition review, the Nomination Committee assessed the implications of this change and concluded that the Board continues to maintain an appropriate mix of skills, independence, and diversity following the retirement of the B-Director position.

This section constitutes the UK statutory reporting on corporate governance.

TORM's Diversity and Inclusion Policy constitutes compliance with the requirements stipulated by section 107d of the Danish Financial Statements Act and the Danish Recommendations on Corporate Governance.

→ Details on our Diversity and Inclusion Policy can be found in our Sustainability Statement under S1 on page 76

Chair's Introduction



Chair's Statement

On behalf of the Board of Directors, I am pleased to introduce the corporate governance report for 2025. This continues to be the Board's principal method of reporting to shareholders in relation to corporate governance.

"As Chair of the Board, I reaffirm our commitment to the highest standards of corporate governance, integrity, and accountability. The Board's role is to safeguard the interests of all stakeholders by ensuring that TORM operates responsibly, transparently, and in full compliance with applicable laws and regulations. In a year marked by geopolitical uncertainty and evolving market dynamics, our governance framework has provided stability and strategic direction, enabling TORM to deliver sustainable performance while advancing our environmental and social responsibilities."

Good corporate governance creates value for our stakeholders as well as for the ongoing development and sustainability of our business. Throughout the year, the Board of Directors met in person and online, and was able to deliver on strategic commitments. The Board of Directors met 14 times this year

with five ad hoc meetings in addition to the Board's nine scheduled meetings.

Board Evaluation

As with previous years, this year's evaluation was undertaken internally. It involved a review of the Board of Directors and its principal committees, covering a wide range of topics. The evaluation is a well-established process and an important opportunity to test that the Board of Directors is well suited to provide constructive inquiries to TORM's Management. As a result of this review, the Board of Directors expressed a desire to deepen their understanding of artificial intelligence and its potential implications for the company's operations, governance, and long-term strategic direction.

Changes to the Board

In 2025, following a comprehensive and thoughtful selection process, I had the honor of being appointed Chair of TORM's Board of Directors. With a career rooted in corporate finance and extensive experience advising international companies in the energy sector and related asset-intensive industries, I am privileged to bring this background to TORM at an exciting and important time for the company.

I succeed Christopher Boehringer, who has served with great dedication since becoming Chair in 2015. I am pleased that Christopher will continue to contribute his insight and leadership as a member of the Board, ensuring continuity and strength in our governance as we move forward together.

Subsequent Event

With Oaktree and its affiliates reducing their ownership below the one-third threshold in early 2026, the B-Director position has been discontinued. As a result, David Weinstein, Deputy Chair and Senior Independent Director, stepped down from the Board on this date. The Board thanks Mr. Weinstein for his significant contributions since 2015. Following his departure, he will continue to support TORM as a Special Advisor to the Board. In light of these changes and to ensure continued oversight during the ongoing strategic review the Board has initiated a temporary Transaction Committee to support and coordinate matters related to potential corporate transactions.

Key Deliverables

Fleet

Throughout 2025, we actively managed the TORM fleet as part of our ongoing renewal and optimization strategy..

Board Deep Dives Requested in 2025

Following this year's evaluation, the Board of Directors expressed a commitment to deepen its understanding of artificial intelligence and its potential implications for TORM's operations, governance, and strategic direction. The Board intends to explore how AI can be leveraged to enhance long-term planning, ensuring the company remains resilient and competitive in an increasingly digital and data-driven environment.

Geopolitical Risk

In 2025, the Board continued to monitor geopolitical risks amid persistent tensions and shifting trade patterns. Despite these challenges, TORM successfully navigated a complex environment, delivering strong operational and financial performance. Disruptions in the Red Sea and evolving regional dynamics influenced product flows, while market fundamentals remained balanced despite new vessel deliveries. Against this backdrop, TORM achieved market-leading freight rates, reinforcing its position as a resilient and agile operator.

Employee Engagement Survey

This year, TORM office employees participated in the annual engagement survey, which showed over a 95% response rate, resulting in an engagement score of 82 out of 100. Further details can be found within the S1 section.

As a consequence of these changes, there have been several adjustments to committee memberships, which are detailed separately within the individual committee reports.

Board Leadership

The Board of Directors remains steadfast in its oversight responsibilities, ensuring that governance structures support effective decision-making and risk management. In 2025, we maintained rigorous compliance with regulatory requirements and strengthened board engagement on strategic matters, including capital allocation, fleet renewal, and operational resilience. Our governance approach reflects a commitment to independence, diversity, and accountability.

Shareholders

The Board remains committed to protecting shareholder interests through accurate and timely financial reporting and a transparent dividend policy. We engage proactively with investors to ensure alignment with strategic objectives and maintain balance between attractive returns and long-term growth.

In continuation of the quarterly Distribution Policy first introduced during 2022, TORM expects to pay out quarterly dividends to our shareholders totaling USD 212.1m related to 2025.

Employees

Our governance framework places strong emphasis on our employees, who are central to TORM's success. The Board oversees policies that promote a safe, inclusive, and respectful workplace, ensuring compliance with international labor standards and ethical practices. Diversity and inclusion remain key priorities, supported by programs that foster equal opportunities and professional development. We also maintain rigorous health and safety standards across all operations, reflecting our commitment to protect our people and uphold the highest levels of integrity.

→ Read more about TORM's people within the Sustainability Statement on page 76

Customers

Governance extends to how we serve our customers. The Board oversees initiatives that prioritize safety, reliability, and sustainability in service delivery. By embedding compliance and ethical standards into operational processes, we strengthen trust and reinforce TORM's reputation as a responsible and dependable partner.

Suppliers

Responsible supply chain management is integral to our governance framework. The Board oversees policies that require suppliers to comply with TORM's Code of Conduct, covering human rights, environmental impact, and anti-corruption standards. Regular audits and risk assessments are conducted to ensure ethical practices and resilience across our supplier network.

Community

The Board recognizes the importance of contributing positively to the communities in which we operate. Governance extends to ensuring that our social impact initiatives are aligned with ethical standards and stakeholder expectations. We support programs that promote education, environmental awareness, and local economic development, while maintaining transparency in charitable contributions and community engagement. These efforts reflect our commitment to creating shared value beyond our core business activities.

Supporting Quality Education

TORM is proud to advance the United Nations Sustainable Development Goal 4 Quality Education by investing in meaningful learning opportunities across the communities where we operate. Through the TORM Philippines Education Foundation, we provide scholarships, teacher training, and essential learning tools, while our cadet program has enabled hundreds of Filipino seafarers to build successful maritime careers. In India, we work with NGOs to improve school infrastructure and remove barriers to education, and in Denmark, we partner with the Red Cross to empower young refugees and migrants through language training and inclusion programs. Globally, TORM also supports education through internships, trainee programs, and collaborations with leading academic institutions.

→ Read more about TORM's connection to the surrounding communities at www.torm.com/responsibility/social

Environment

Environmental governance is a priority for the Board. We oversee the execution of TORM's decarbonization roadmap, which achieved the IMO 2030 CO_2 intensity reduction target ahead of schedule. The Board ensures that environmental considerations are embedded in investment decisions and operational practices, reinforcing our long-term ambition to achieve net-zero emissions from operating our fleet by 2050.

→ Read more about TORM's people within the Sustainability Statement on page 76

ESG Reporting

The Board is committed to transparent and comprehensive ESG reporting. Our disclosures align with recognized international standards and provide stakeholders with clear insights into environmental, social, and governance performance. ESG matters are integrated into Board deliberations, ensuring that sustainability objectives are pursued alongside financial and operational goals.

The Year Ahead

In 2026, the Board will continue to focus on strengthening governance structures, and advancing our energy transition strategy. We will maintain disciplined capital allocation and ensure compliance with evolving regulatory requirements, while supporting innovation and operational excellence.

→ Read more about TORM's forward focus on page 12

On behalf of the Board, I thank our shareholders, employees, customers, and partners for their continued trust. We remain committed to strong governance and sustainable value creation as we navigate the opportunities and challenges ahead.

We look forward to connecting with you at our Annual General Meeting in April 2026 and updating you at that time on our progress. Thank you for your continued support.

Simon Mackenzie Smith
Chair of the Board

TORM's Governance Structure

The Board of Directors

Chaired by Simon Mackenzie Smith

The Board of Directors holds nine prescheduled meetings on an annual basis in addition to several ad hoc meetings. The duties of the Board of Directors include establishing policies for strategy, accounting, organization, finance, and the appointment of executive officers. The Board of Directors governs TORM in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders.

Chair

Leads the Board of Directors, sets the agenda, and promotes a culture of open debate between Executive and Non-Executive Directors.

Meets regularly with the Chief Executive Officer (CEO), other Executive Directors, and other senior management executives to stay informed.

Senior Independent Director

Ensures that the views of each Non-Executive Director are given due consideration.

Available to both Non-Executive Directors and shareholders if they have concerns.

Meets with each Non-Executive Director on an annual basis to appraise the performance of the Chair.

Non-Executive Directors

Committed to contributing constructively to challenge and help develop proposals on strategy.

Executive Director

Responsible for the day-to-day management of TORM and for TORM's operational development, results, and internal development.

Implements the strategies and overall decisions approved by the Board of Directors.

Board Observers

Employee-elected observers, providing a communication platform between the employees and the Board of Directors. All observers are entitled to attend and speak at Board meetings.

Audit Committee

Chaired by Göran Trapp.

Meets a minimum of four times a year.

Assists the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, internal controls and financial and ESG reporting of TORM.

Risk Committee

Chaired by Göran Trapp.

Meets a minimum of three times a year.

Responsible for supervisory oversight and monitors responsibilities with respect to risk management.

Nomination Committee

Chaired by Simon Mackenzie Smith.

Meets a minimum of twice a year.

Reviews the structure, size, and composition (including skills, knowledge, experience, and diversity) of the Board of Directors and makes recommendations to the Board regarding any changes.

Considers succession planning for directors, the CEO, and others.

Remuneration Committee

Chaired by Annette Malm Justad.

Meets a minimum of twice a year.

Assists the Board of Directors in reviewing the Management's performance and remuneration as well as TORM's general remuneration policies.

Transaction Committee (Temporary)

Chaired by Simon Mackenzie Smith.

Meets a minimum of twice a year.

Operates under a mandate to enhance corporate governance by reviewing and assessing potential transactions that may emerge from, or be prompted by, the arrival of a new large shareholder whose strategic intentions are not yet known.

Senior Management Team

Consists of the following employees of TORM A/S (in addition to the Executive Director, Jacob Meldgaard): Kim Balle (Chief Financial Officer, CFO), Lars Christensen (Senior Vice President and Head of Projects), and Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings and assists the Executive Director in the day-to-day management of the business.

Board of Directors



Simon Mackenzie Smith
Non-Executive Director and Chair of
TORM's Board of Directors

Nationality: British

Appointed: 2025

Employment: Corporate finance and
investment banking

Skills and Experience: Background in
corporate finance and extensive experience
advising international companies in the
energy sector and related asset-intensive
industries

External Appointments: Chair of Dowlais
Group plc and non-executive director at
Interpath Limited.



Christopher H. Boehringer
Non-Executive Director and Ex-Chair of
TORM's Board of Directors

Nationality: Canadian

First elected: 2015. Resigned as Chair
2025

Employment: Managing Director and Head
of Europe, Oaktree Capital Management
(International) Limited

Skills and Experience: Shipping, strategy,
capital investment, M&A. Goldman Sachs, FI
Travel Corporation, Warburg Dillon Read/SG
Warburg, and LTU GmbH & Co

External Appointments: Utmost Group,
Marco Capital Holdings Limited, Oaktree
Capital Management (International) Limited,
and Draslovka a.s.



Annette Malm Justad
Independent Non-Executive Director

Nationality: Norwegian

First elected: 2020

Employment: Board member

Skills and Experience: Shipping, strategy,
customers, capital, finance. More than 25
years of executive experience from
shipping and other industries, in positios
including CEO of Oslo-listed Eitzen Maritime
Services ASA from 2006-2010. The last 15
years as independent consultant and Non-
Executive Board member

External Appointments: Partner at Recore
Norway AS. Chair of the Board of Directors
of Store Norske Spitsbergen Kulkompani
AS, Småkraft AS. Board member of Awilco
LNG ASA and PowerCell Sweden AB and
Bakkegruppen AS



Göran Trapp
Independent Non-Executive Director

Nationality: Swedish

First elected: 2015

Employment: Board member

Skills and Experience: Shipping, strategy, customers, capital, finance, business development and oil trading at Statoil, Morgan Stanley crude oil trader, Head of Oil Products,Trading Europe & Asia, Global Head of Oil Trading, and Head of Commodities EMEA. Founding director of energy advisory boutique Energex

External Appointments: Chair of Energex Partners Ltd



Jacob Meldgaard
Executive Director and
Chief Executive Officer

Nationality: Danish

First elected: 2015

Employment: Chief Executive Officer of TORM since 01 April 2010

Skills and Experience: Shipping, customers, strategy, capital, M&A, US listing. Previously served as Executive Vice President of Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and A.P. Moller - Maersk

External Appointments: Board member of Danish Shipping, International Chamber of Shipping, Danish Ship Finance, SYFOGLOMAD Ltd, Copenhagen International School, and the TORM Foundation



David N. Weinstein
Senior Independent Director and Deputy Chair of TORM's Board of Directors

Nationality: American

Appointed: 2015, continued until removed by the B-shareholder. **Resigned 06 January 2026**

Employment: Senior investment banking, governance, and reorganization specialist

Skills and Experience: Strategy, capital markets and finance, risk management and oversight, extensive public company and corporate governance experience, global business, US LIstings (i.e. Seadrill Limited, Stone Energy Corp, and Deep Ocean Group), and as Managing Director of Calyon Securities Inc, BNP Paribas, Bank of Boston, and Chase Securities Inc.

External Appointments: N/A

Board and Committee Meeting Attendance

	Board	Audit Committee	Risk Committee	Nomination Committee	Remuneration Committee	Transaction Committee
Meetings Held in 2025	14	5	4	2	2	3
Chair of the Board						
Christopher H. Boehringer Resigned as Chair of the Board and all committees 16 December 2025.	12			2	2	
Simon Mackenzie Smith Appointed 16 December 2025. Appointed Chair of Transaction and Nomination Committee 16 December 2025						
Senior Independent Non-Executive Director						
David N. Weinstein Resigned from the Board and all committees 06 January 2026	14	5	4	2	2	3
Executive Director						
Jacob Meldgaard	14			2	2	
Non-Executive Independent Directors						
Annette Malm Justad Took over as Chair of Remuneration Committee on 16 December 2025	12	4	4	2	2	3
Göran Trapp Appointed member of the Remuneration and Nomination Committee 06 January 2026	14	5	4			3
Christopher H. Boehringer Reverted to member of the Board from 16 December 2025.						
Board Observers						
Rasmus J. Skaun Hoffmann	14					
Liv Kjær	14					

Board of Directors: ●   Audit: ●   Risk: ●   Nomination: ◐   Remuneration: ●   Transaction: ●   Chair: Ⓒ

Board Activities 2025

Board Evaluation

As TORM is not listed in the UK, we are not required to have an external evaluation. Instead, TORM undertook an internal evaluation involving a detailed and thorough review of the Board of Directors and its principal committees, covering a wide range of topics. Following this year's evaluation, the Board requested to further increase their knowledge of artificial intelligence and its potential impact on the company's operations, governance, and strategic decision-making.

Board Activities

The Board of Directors remains committed to generating long-term sustainable success as its primary objective. TORM's governance framework is designed to support this ambition and is continuously enhanced to reflect evolving best practices. In 2025, the Board focused on several key strategic areas critical to the company's future. As risks and opportunities continue to develop, the Board prioritizes staying informed and ensuring its competencies remain aligned with the company's strategic direction.

Strategy Update

During the past year, the Board concentrated on strengthening strategic resilience in an environment where freight markets had settled into more typical patterns. Fleet optimization remained a central theme. The Board also endorsed a comprehensive refinancing package designed to enhance capital flexibility and lower the company's cost base. In addition, regular dividend distributions were approved throughout the year, underscoring the company's continued commitment to delivering strong returns to shareholders.

Geopolitical Updates

The Board continued oversight of geopolitical developments, supported by analyses from TORM's geopolitical advisor, engaged since 2022. This included rigorous monitoring of Red Sea disruptions and expansion of vessel-related sanctions to ensure full compliance and continuity of operations. Scenario planning was undertaken to evaluate potential reopening of the Red Sea and prospective changes to global sanction regimes, reinforcing the resilience of trade flows. Broader macroeconomic trends, including tariff-related effects on global growth and petrochemical demand, were reviewed regularly to inform strategic decision-making.

Commercial Diversification and Strategic Fleet Financing

Global commercial performance was reviewed with a focus on diversification across key regions to mitigate route-specific volatility. Deployment strategies were adjusted to capitalize on stronger earnings in LR2 and LR1 segments, while maintaining flexibility amid shifting trade patterns. Financing initiatives leveraged international banking relationships to secure favorable terms for fleet growth and lease repurchases.

Operational Excellence and Safety

The Board reaffirmed its commitment to compliance, integrity, and operational excellence. Safety and crew welfare remained priorities, with enhanced measures implemented to address longer routing and operational complexity. Performance metrics were closely monitored to drive continuous improvement across vessel classes.

Fleet Expansion and Optimization

Fleet expansion and optimization were central themes for the Board in 2025. TORM completed the sale of older tonnage, and approved acquisitions to strengthen the fleet. These actions aligned with the Board's strategy to maintain operational efficiency, enhance earnings potential, and secure a competitive position in the global product tanker market.

Our Responsibility

Capital allocation decisions balanced dividends, debt reduction, and fleet investments, sustaining attractive return on investments levels throughout the year. Transparent shareholder communication was maintained across dual listings, including timely updates on dividends and financial guidance.

AI and Machine Learning

Management initiated AI-driven projects for freight rate forecasting and voyage optimization, which were subsequently discussed with the Board. Compliance analytics using AI were introduced to improve sanctions screening and operational risk management, and investor communication tools leveraging generative AI were piloted to simplify reporting and enhance engagement, all in coordination with the Board.

Cyber Security

In 2025, the Board prioritized strengthening TORM's cyber resilience to safeguard operations and data integrity. The Board ensured compliance with global cybersecurity standards and oversaw cyber security maturity assessments, regular penetration testing, and employee awareness programs to mitigate risks on shore as well as on board vessels. Additionally, the Board participated in a planned Business Continuity drill. These initiatives reflect TORM's commitment to operational security and resilience in an increasingly digital maritime environment.

Shareholder Transactions

In December 2025, Hafnia Limited completed its acquisition of approximately 14.2 million A-shares in TORM, representing 13.97% of the company's issued share capital, following the fulfillment of all conditions precedent under its share purchase agreement with Oaktree Capital Management. This significant change in ownership triggered the "threshold date" defined in TORM's Articles of Association, as Oaktree's beneficial ownership fell below one third of the share capital. As a result, the authority of the B-Director expired, and the Board oversaw associated governance transitions, including the departure of the Deputy Chair and Senior Independent Director and the commencement of share class redemptions in line with the Articles. Throughout this period, the Board remained focused, adhering to statutory and governance requirements, and supporting an orderly transition following the conclusion of Oaktree's long-standing ownership position.

Audit Committee Report

Chair's Statement

This report provides an overview of how the Audit Committee operates, an insight into the Audit Committee's activities, its role in monitoring and reviewing the integrity and quality of TORM's financial statements, the effectiveness of internal controls, and related processes.

Audit Committee Members

The Board of Directors is satisfied that the Audit Committee meets the independence requirements under applicable laws, regulations, and listing rules, including those of the UK Corporate Governance Code, as of the end of the financial year. As explained in relation to Provision 24 of the UK Corporate Governance Code on page 107, the Audit Committee comprises two Independent Non-Executive Directors as at the signing date, rather than the recommended three. The Board considers this composition appropriate in light of the overall Board structure and remains committed to reviewing additional appointments at the appropriate time. In the introduction to this Governance section on page 107, we further describe our compliance with recommendations for tenure.

The Audit Committee has deep knowledge of, and significant business experience in, financial reporting, risk management, sustainability reporting, internal control, and strategic management. This combined knowledge and experience enables the Audit Committee to perform its duties properly. In addition, the Board of Directors has determined that the members of the Audit Committee have the relevant shipping sector knowledge. In the opinion of the Board of Directors, the Chair of the Audit Committee, Göran Trapp, meets the requirement of bringing recent financial experience to the Audit Committee.

The Audit Committee also has access to the financial expertise in TORM and its independent auditors and can seek further professional advice at TORM's expense, if required.

Meetings

The Audit Committee meets at least four times a year. The Chief Financial Officer, the Head of External Reporting, the Head of Group Internal Control, and senior representatives of TORM's independent auditors are invited to attend all or some of the meetings by invitation as appropriate.

Principal Activities in Focus

Financial Reporting

- Key elements in TORM's Quarterly Reports, Annual Report, and the estimates and judgments included in TORM's financial statements and disclosures.
- The appropriateness of the Management's analysis and conclusions on judgmental accounting matters.
- An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable, and whether our US annual report on Form 20-F complies with relevant US regulations with focus on clarity of disclosures, compliance with relevant legal and financial reporting standards, and application of appropriate accounting policies and judgments.
- The going concern assessment and adoption of the going concern basis in preparing the Annual Report and financial statements.
- The external auditor's reports on its audit of the financial statements and internal control over financial reporting.
- Reports from the Management on the effectiveness of TORM's internal control over financial reporting
- Compliance with applicable provisions of the Sarbanes-Oxley Act (SOX).
- A quarterly assessment of the impairment indicator test of the vessels in the fleet.

→ Read about the Audit Committee's area of responsibility under TORM's Governance Structure on page 110

→ Read the Terms of Reference for the Audit Committee here: www.torm.com/investor/governance/governance-documents-and-policies/

At a Glance

Chair
Göran Trapp

Members
Annette Malm Justad
David N. Weinstein (until 06 January 2026)

Composition
The Audit Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Audit Committee held five scheduled meetings in 2025. The members' attendance at the committee meetings can be seen on page 113.

2025 Highlights
- Preparation for provision 29 of the 2024 UK Corporate Governance Code
- Implementation of measures related to the 'Economic Crime and Corporate Transparency Act: failure to prevent fraud'
- First time CSRD reporting (based on 2024)

Sustainability Statement

- Review and approval of the Sustainability Statement.
- Approval and ongoing evaluation of the double materiality assessment.
- Oversight of sustainability governance and data quality.
- Monitoring progress against established ESG targets and transition plans.
- The external auditor's reports on its limited assurance review on the Sustainability Statement.

Risk and Compliance

- Reports from the Group Legal Department on the status of significant litigation, claims, and investigations from tax authorities.
- Compliance review of the 2024 UK Corporate Governance Code recommendations.
- The appropriateness of the Enterprise Risk Management (ERM) Report representing critical risk factors, ownership and governance, and alignment with the Risk Committee.
- Concerns raised through the whistleblower setup process and their remediation.

External Audit

- Monitoring the effectiveness and quality of the external audit process through examination and review of the coverage provided by the external auditor's audit plan.
- Reviewing reports from the external auditor on key audit and accounting matters, business processes, internal controls, and IT systems.
- Agreeing the audit and non-audit fees of the external auditor during the year, including the objectivity and independence of the external auditor.

Significant Reporting Issues

In the financial statements, there are several areas requiring the exercise of judgment by the Management. The Audit Committee's role is to assess whether the judgments made by the Management are reasonable and appropriate. To assist in this evaluation, the CFO presents an accounting paper to the Audit Committee once a year, setting out the key financial reporting judgments. The main areas of judgment considered by the Audit Committee in the preparation of the financial statements are as follows:

Going Concern

The Audit Committee reviewed the Management's assessment for preparing TORM's financial statements on a going concern basis. This included reviewing and challenging the Management's forecast and the underlying base and reverse stress case calculations along with its assumptions. The Audit Committee also considered TORM's available liquidity, including undrawn and committed facilities along with any liquidity-enhancing projects and projections for the financial covenants within TORM's borrowing facilities.

Based on this, the Audit Committee confirmed that the application of the going concern basis for the preparation of the quarterly reports and year-end financial statements continued to be appropriate, with no material uncertainties. Please refer to Note 1 to the financial statements.

→ The going concern statement is set out in the Financial Review on page 27

Impairment of Vessels

The impairment of TORM's vessels is a key recurring risk due to its significance in the context of TORM's net asset value. If the Management determines that there are indicators of impairment, the recoverable amount will be determined based on the higher of the i) fair value less cost of disposal for the cash-generating unit (CGU) and ii) the value in use of the CGU.

The Audit Committee regularly reviews the Management's assessment of the potential indicators of impairment related to TORM's vessels in the fleet within the CGU comprised of the Tanker Fleet of LR2, LR1, and MR vessels. The Management's indicator assessment includes, but is not limited to, broker vessel values, time charter rates, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty, as well as the carrying amount of the net assets against the market capitalization. As the indicators involve complex and subjective judgments, the Audit Committee thoroughly reviews and challenges the judgments included in the assessment.

The Audit Committee agreed with the Management's conclusion that there were no indicators of impairment as at 31 December 2025, and thus the recoverable amount was not determined. Refer to Note 12 to the financial statements for further information.

Revenue Recognition

The Revenue Recognition Policy was discussed and it was agreed to make no changes. Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties and is made based on "load to discharge", and demurrage is recognized with up to 97% until actual realization. Accordingly, no revenue is recognized for the days incurred during a vessel's positioning voyage to a load port.

Expected Credit Loss

Allowances for expected credit losses are determined using the "simplified approach" under IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. In 2025, the Audit Committee reviewed the Management's expected credit loss allowance matrix. While assumptions were challenged, the Audit Committee ultimately agreed with the Management's assessment that no changes were necessary.

Depreciation Policy and Residual Value of Vessels

The Management continues to assess factors that could influence the useful life of TORM's fleet, including climate-related developments, regulatory changes, and market conditions. Among the drivers considered are TORM's short- and long-term climate targets, the IMO's revised Greenhouse Gas Strategy, and other emerging regulations aimed at reducing carbon emissions. While TORM might divest vessels before the age of 25, the most reliable and stable measure for the residual value is the scrap value at the age of 25, the point at which operating and maintenance costs make continued use economically unviable. This approach reflects industry practice, as confirmed by a peer analysis showing that most comparable companies similarly apply a 25-year useful life. Together with the Management, the Audit Committee reviewed these drivers as well as industry practices and concluded that the current accounting policy of depreciating vessels over 25 years remains appropriate.

The residual value of vessels is calculated based on two elements: Scrap values reviewed on a yearly basis and cost of voyage to the scrapping location. Until 2025, the Management gradually incorporated green recycling prices into the calculation of residual values by applying a weighted average of green and conventional recycling prices, while continuing to use a three-year average to reduce volatility. As of 2025, the calculation is based entirely on green recycling prices. This change follows an assessment by the Management and discussions with the Audit Committee during 2024, which concluded that the market for green recycling had matured sufficiently to support full implementation ahead of the original timeline.

Effectiveness of the Audit Committee

In 2025, the Audit Committee carried out a detailed self-assessment using a questionnaire and discussions facilitated by the Head of External Reporting. Based on the self-assessment, no material concerns arose.

Internal Audit

The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on TORM's current size, complexity, and internal control environment, TORM can continue to defer the establishment of an internal audit function. The decision must be revisited annually, next in 2026.

In the absence of an internal audit function, internal assurance is achieved through the work of the Group Internal Control function and Deloitte's testing of the entire Internal Control over Financial Reporting framework (ICFR).

The Audit Committee is satisfied that the internal audit arrangements continue to provide effective assurance of TORM's risk and controls environment. Throughout the year, the Audit Committee monitored the effectiveness of TORM's risk management and internal control systems, including material financial, operational, and compliance controls.

Internal Controls and Risk Management

The Audit Committee has primary responsibility for the oversight of TORM's internal control system, including the risk management framework, the compliance framework, and the work of the Group Internal Control function. The Audit Committee regularly discusses the principles for risk assessment and risk management related to financial reporting, and the Committee reviews TORM's significant risks, including fraud, and their impact on financial reporting, including stress testing when relevant.

→ More about principal risks and uncertainties on page 14

The Board of Directors fulfills its responsibility regarding the effectiveness of the risk management and the ICFR through

the Audit Committee. Since the US listing on Nasdaq in New York in 2017, TORM has been required to comply with the Sarbanes-Oxley Act (SOX) resulting in increased regulatory requirements.

The ICFR to support TORM's SOX compliance is based on the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which enables best practices and a strong control environment.

To ensure TORM meets its target of SOX compliance, the Audit Committee continuously monitors the status of the ICFR. This oversight by the Audit Committee includes recurring reporting, including management oversight, the outcome of management testing, and the status of auditor testing. The Audit Committee makes sure that the Management sufficiently addresses deficiencies when they emerge.

2025 was the fourth year that TORM was required to have controls audited by its external auditor to comply with Section 404(b) of SOX.

Having monitored TORM's ICFR, the Audit Committee has not identified any material weaknesses in TORM's ICFR through either management testing or external audit.

Sustainability

The Audit Committee is responsible for overseeing the internal reporting process of the Sustainability Statement at TORM, as carried out by the Senior Management Team. This oversight encompasses the entire reporting process, including the approval of the double materiality assessment and discussions about the principles of risk assessment and risk management concerning the Sustainability Statement.

In 2025, sustainability reporting continued as an integrated part of the Audit Committee annual wheel, with quarterly updates forming a recurring part of all regular Audit Committee meetings throughout the year. This approach reflects the applied governance structure and the responsibility assigned to the Audit Committee by the Board of Directors.

An on-top assessment and evaluation of the double materiality assessment was conducted and reviewed by the Audit Committee, with final approval granted during 2025. A few changes, prompted by new insights and additional knowledge,

were presented with supporting rationale and documentation, discussed, and ultimately approved by the Audit Committee.

The Audit Committee received regular updates on progress of the data collection, including the status of activities and the measures taken to ensure the accuracy and reliability of the data to be reported.

The Audit Committee is actively engaged in monitoring the performance against the established targets to ensure continued alignment with TORM's strategic priorities and regulatory obligations. This includes reviewing progress and assessing whether the methodology and targets remain effective in driving the intended outcomes.

External Auditor

The Audit Committee has primary responsibility for overseeing the relationship with the external auditor, Ernst & Young LLP ('EY').

This includes making the recommendation on the appointment, reappointment, or removal of the external auditor, assessing their independence on an ongoing basis, approving the statutory audit fee, the scope of the statutory audit, and the appointment of the lead audit engagement partner.

Mark Woodward took over as audit partner in 2024 ahead of the 31 December 2024 audit as a result of the audit partner rotation rules. For the 31 December 2025 audit, Mark Woodward was replaced by David Wilson as the audit partner following an unanticipated absence which meant that Mark Woodward was unable to complete the audit.

During the year, EY reported to the Audit Committee on their independence from TORM. The Audit Committee and the Board of Directors are satisfied that EY has adequate policies and safeguards in place to ensure that auditor objectivity and independence are maintained. The Audit Committee has recommended to the Board of Directors the reappointment of the external auditors for the 2026 financial year, and the Board will be proposing the reappointment of EY at the upcoming AGM.

Effectiveness of the External Audit Process

The Audit Committee reviewed the quality of the external audit throughout the year and considered the performance of EY by undertaking an annual review of the performance of the independent auditor in a combination of discussions with the

Management, reviewing the quality of written deliverables to the Audit Committee, and reviewing the quality of dialog and insights provided during Audit Committee meetings. The findings were considered by the Audit Committee, and it was agreed that the audit process, independence, and quality of the external audit were satisfactory. Based on these reviews, the Audit Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit, and that EY had applied robust challenge and skepticism throughout the audit.

Auditor Independence and Objectivity

In its assessment of the independence of the auditor, and in accordance with the standard on independence, the Audit Committee received details of all relationships between TORM and EY, which may have a bearing on their independence, and received confirmation from EY that it is independent of TORM in accordance with applicable laws and regulations.

The Audit Committee maintains a policy and has procedures in place for the pre-approval of all audit services, audit-related services, and other services undertaken by the external auditor. The principal purpose of this policy is to ensure that the independence and the objectivity of the external auditor are not impaired. The policies include restrictions on the types of services which the independent auditor can provide, in line with the Ethical Standard published by the UK Financial Reporting Council (FRC). Details of the services which the independent auditors cannot be engaged to perform were provided to the Audit Committee at the November 2025 Audit Committee meeting. A copy of the policy can be made available on request.

Audit and Non-Audit Fees

Full disclosure of the audit and non-audit fees paid during 2025 can be found in Note 6 to the financial statements.

Audit fees:	USD 1.3m
Non-audit fees:	USD 0.7m

The independent auditor may be contracted to perform certain non-audit activities. The Audit Committee believes that this can be performed without compromising the auditor's independence and objectivity. The Audit Committee will allocate the non-audit work after considering TORM's policy on the provision of non-audit services by TORM's auditors. A copy of the pre-approval procedures can be made available on request.

TORM operates under a non-audit services cap of 100% of the audit fee. Fees relating to non-audit services by EY amounted to USD 0.7m in 2025, of which USD 0.3m are not required by EU or national law. The Audit Committee considered that the services provided during the year were most efficiently provided by the external auditor. To maintain the external auditor's independence and objectivity, the external auditor did not make any decisions on behalf of the Management.

Whistleblower

TORM's Whistleblower Charter, which supports the group-wide Business Principles, is monitored by the Audit Committee.

→ Read more about TORM's Whistleblower Charter here: www.torm.com/investor/governance/whistleblower/

The Audit Committee received reports providing details of matters reported through TORM's international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated by an independent third party, Holst Advokater. All matters reported are investigated by Holst Advokater and reported to the Board of Directors as well as to the Audit Committee together with details of any corrective actions taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter.

Approval

On behalf of the Audit Committee

Göran Trapp
Chair of the Audit Committee

26 February 2026

Risk Committee Report

Chair's Statement
This report provides an overview of how the Risk Committee operates, the activities of the Risk Committee, and the Committee's role in monitoring and reviewing the integrity and quality of TORM's company-wide risk management.

The Role of the Risk Committee
→ Read more about the Risk Committee's area of responsibility on page 110

→ Read the Terms of Reference for the Risk Committee here: www.torm.com/investor/governance/governance-documents-and-policies/

Risk Committee Members
The Board of Directors is satisfied that the Risk Committee meets the independence requirements and having sufficient qualifications within risk management and capital market knowledge to independently assess the appropriateness of TORM's risk management and control environment as well as the planning and execution of the risk management policies and funding activities.

Meetings
The Risk Committee meets at least three times a year.

Activities During the Year
Ongoing Risk Monitoring and Alignment
At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment of risk tolerance and actual risk level. These measures include the principal risks described in the Risk Management section from page 14 and monitoring of the compliance with internal risk mandates, such as foreign exchange, FFA, bunker hedge level, refinance risk, interest rate hedge level, credit risk, and time charter position. A liquidity forecast is presented at each Risk Committee meeting.

Cyber Security
Cyber security is a recurring agenda item at each meeting, and the Risk Committee reviews TORM's cyber security risks and maturity status. During the year the Risk Committee approved TORM's IT Security Policy and IT Risk Management Policy.

Focus this year remained on implementation of the IT and security strategy aimed at reducing the attack surface, increasing capabilities to identify threats, and mitigating vulnerabilities. To reflect TORM's increasing focus on digitalization, we added AI adoption and governance as an oversight item this year. We have also continued our work on regulatory compliance including requirements for NIS2. During the year the Risk Committee also did a deep dive on the IT risk maturity onboard our vessels.

Customer Credit Risk
The Committee continued oversight of customer credit risk and broader counterparty risks through quarterly reviews, including an annual policy review. TORM has a well-functioning customer credit approval process, where all customers are reviewed prior to commercial charters.

Capital Structure Risks
The Risk Committee reviewed risk considerations related to TORM's capital structure, including liquidity position, financial leverage, TORM's Distribution Policy, off-balance sheet liabilities, terms and sources of funding vessel investments, and fleet employment strategy.

Disruption Indicators
A recurring item for the The Risk Committee is the review of oil demand disruption indicators. The Committee reviews development of global and regional EV adoption and peak oil demand based on scenarios from the IEA. Reviewed scenarios are Stated Policies (STEPS), Current Policies and Net Zero Emission scenarios. In STEPS and Current Policies, peak oil is assumed to remain at current level or rise slightly until the end of this decade, followed by a gradual decline. STEPS projects the global energy landscape based on the potential (but not full) implementation of current and announced policies, focusing on gradual transitions in energy demand, investment, and technology advancement without transformative changes. The Net Zero Emission scenario outlines more aggressive oil demand decline.

At a Glance

Chair
Göran Trapp

Members
Annette Malm Justad
David N. Weinstein (until 06 January 2026)

Composition
The Risk Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Risk Committee held four scheduled meetings in 2025. The members' attendance at the committee meetings is described on page 113.

2025 Highlights
- Risk management review of TORM's policies on insurance, IT, financial instruments, and our Financial Policy
- Maintained focus on IT security risk
- Review of peak oil demand disruption indicators
- Review of geopolitical risks associated with TORM's business
- Review of funding initiatives
- Review and approval of the Enterprise Risk Management (ERM) Report
- Fraud risk prevention assessment included with the scope of the Risk Committee's responsibilities

The Risk Committee acknowledges TORM's vulnerability to declines in oil demand. Oil demand, while critical, is insufficient to fully understand TORM's business, as the ton-miles driven by regional imbalances, which play a critical role in assessing logistical efficiency and market dynamics, also depend on changes in the refinery landscape (such as closures and capacity additions).

Liquidity Governance
The Risk Committee oversaw TORM's liquidity risk. TORM works with break-even levels to ensure sufficient liquidity is available. At TORM, we ensure that financial gearing related to loan agreements can manage periods of low profitability and declining vessel values. TORM identifies the required liquidity- and financial-leverage cushions to be available by severely stressing our tanker freight rates and vessel values with low points values seen since 2000.

Forward Freight Agreements (FFAs) and Liquidity Risk
During 2025, the Risk Committee approved an updated FFA and Bunker Policy. The FFA and Bunker Policy clearly outlines acceptable liquidity thresholds and hedging exposure enabling TORM to hedge freight.

Funding and Funding Sources
The Risk Committee has reviewed funding structure and terms prior to purchasing second-hand vessels. Moreover, the Risk Committee reviews geopolitical downside risks associated with current and future funding sources herein assessment of effective mitigations. TORM liaises with external advisors to maintain an updated understanding related to geopolitical risks.

Maritime Safety Threats
The Risk Committee reviewed the measures taken by TORM to assess, manage, and mitigate future safety threats.

Safety and Insurance
The Risk Committee reviewed implementation of the SIRE 2.0 vetting regime and war risk insurance. The Committee was confident in TORM's efforts.

Fraud Risk
The Risk Committee's scope of responsibilities was expanded to include fraud risk assessment. The Committee reviewed fraud risk assessment and acknowledge that TORM has strong governance in place.

Review Policies
The Risk Committee reviewed TORM's IT Policy, Financial Policy, FFA and Bunker Policy, Insurance Policy, Credit Risk Policy, and EU ETS Policy. These policies outline core activities and risks, and the measures which TORM has taken to mitigate these risks.

Sustainability Reporting
The Risk Committee reviewed an annual update of TORM's principal climate-related risks and opportunities. The Committee assesses transition and physical risks and opportunities and how they might impact the resilience of TORM's strategy. The findings from the scenario analysis were presented and discussed with the Risk Committee. The climate-related risks identified through the scenario analysis exercise have been incorporated into TORM's annual Enterprise Risk Management process and is part of the recurring items discussed at the Risk Committee meetings.

Enterprise Risk Management
The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of these exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved TORM's risk profile based on these discussions. Further, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk-mitigating activities.

TORM's annual Enterprise Risk Management Report was approved at the Risk Committee meeting in January 2026.

→ Read more about TORM's Risk Management

Approval
On behalf of the Risk Committee

Göran Trapp
Chair of the Risk Committee

26 February 2026

Nomination Committee Report

Chair's Statement

This Nomination Committee report provides an overview of how the Nomination Committee operates, an insight into the Nomination Committee's activities, and its role in monitoring and reviewing the integrity of the company's processes for governance, succession planning, and employee engagement.

In late 2025, Simon Mackenzie Smith assumed the role of Chair of the Committee, succeeding Christopher Boehringer, whose contributions have been invaluable in strengthening our governance framework. In early 2026, we were pleased to appoint Göran Trapp to the Committee, following the departure of David Weinstein. These changes reflect our ongoing commitment to maintaining robust governance practices and ensuring alignment with the company's long-term strategic objectives.

The Role of the Nomination Committee

The Nomination Committee reviewed the independence of all Non-Executive Directors pursuant to the UK Corporate Governance Code. Except for the outgoing Chair, the Nomination Committee is composed solely of Independent Non-Executive Directors, who in the opinion of the Board of Directors, continue to constructively offer strategic guidance, specialist advice and, challenge TORM's Management.

In line with TORM's Articles of Association on the annual re-election of the remaining directors, all of TORM's Non-Executive Directors will submit themselves for re-election at the 2025 Annual General meeting.

The Executive Directors' service contracts and the Non-Executive Directors' terms and conditions of appointment are available for inspection at our registered office and will be available on display at the 2026 Annual General Meeting.

Effectiveness

During the year, the Nomination Committee assessed the independence, time commitment, and any potential conflicts of interest of the Non-Executive Directors. The Committee concluded that all Non-Executive Directors continue to demonstrate sound independent judgment and devote sufficient time and attention to effectively discharge their responsibilities. Simon Mackenzie Smith is considered Independent upon appointment and although Göran Trapp has served for longer than nine years from the date of his first appointment, the Board considers that he continues to demonstrate independence in his role as a director.

Board Evaluation

In accordance with the UK Corporate Governance Code, TORM conducts an annual internal evaluation of the Board of Directors. Following this year's evaluation, the Board of Directors requested to further increase their knowledge of artificial intelligence and its potential impact on the company's operations and strategic decision-making.

→ Read more about the Board's activities on page 114

Employee Engagement

Throughout the year, the Nomination Committee received regular updates on key elements of TORM's people strategy, offering insights into critical areas such as organizational culture, diversity and inclusion, succession planning, future leadership capabilities, and colleague engagement. These updates ensure the Committee remains aligned with long-term strategic priorities and supports the development of a resilient, high-performing workforce.

At a Glance

Chair
Christopher H. Boehringer (until 16 December 2025)
Simon Mackenzie Smith (from 16 December 2025)

Members
Annette Malm Justad
David N. Weinstein (until 06 January 2026)
Göran Trapp (from 06 January 2026)

Composition
The Nomination Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Nomination Committee had two scheduled meetings in 2025.The members' attendance at committee meetings can be seen can be seen on page 113.

Focus Areas



- Succession planning — 15%
- Employee population — 15%
- Governance — 55%
- Diversity — 15%

Diversity

The Nomination Committee continued to monitor TORM's progress toward its gender diversity ambitions for the Board of Directors . At the end of 2025, women held 16.7% of leadership positions, reflecting changes in Board composition as it expanded briefly to six members. Following the resignation of David Weinstein in January 2026, female representation in leadership increased again to 20%. TORM remains committed to its long-term target of achieving 35% women in leadership positions by 2030.

→ Read about TORM's diversity targets on page 77

Since 2020, the Board of Directors has fulfilled its target of 20% female Board members. A new target has been set for the Board of Directors of 40% women by the end of 2030.

Board Diversity Matrix

Country of principle Executive Offices	United Kingdom
Foreign private issuer	Yes
Disclosure prohibited under home law	No
Total number of directors	6

Succession Planning

Throughout the year, the Nomination Committee maintained a strong focus on the succession pipeline for TORM's Senior Management Team, ensuring continuity of leadership and sustained organizational performance. This approach not only mitigates risks associated with unforeseen events, such as the departure of key individuals, but also reinforces TORM's commitment to diversity and inclusion. When compared to the 2024 succession plan, only minimal adjustments were required, reflecting the company's high level of stability and strong retention. This foundation positions TORM well to continue developing future leaders and supporting long-term strategic growth.

Retention Rate

At the end of 2025, the retention rate for all office-based employees was 90%, which is still at a satisfactory level. In 2024 and 2023, the retention rate was 94% and 91%, respectively.

→ Read more about our employee engagement on page 82

Looking Ahead

in 2026, the Nomination Committee will continue to prioritize strong governance, succession planning, and diversity across the Board and senior leadership. Key focus areas will include advancing gender diversity toward our 2030 and 2035 targets, strengthening leadership pipelines, and supporting initiatives that enhance organizational culture and employee engagement.

The Committee will also oversee ongoing compliance with the UK Corporate Governance Code, monitor evolving governance standards, and ensure the Board remains equipped to address emerging strategic challenges, including technological developments such as artificial intelligence. These efforts will reinforce TORM's commitment to long-term stability, inclusivity, and sustainable growth.

Approval

On behalf of the Nomination Committee

Simon Mackenzie Smith
Chair of the Nomination Committee

26 February 2026

Total 2025 Remuneration of the CEO

Annual Performance Bonus KPI Outcomes

For 2025, the Remuneration Committee established a KPI bonus scorecard across six areas. These areas were: ROIC, TCE, CO_2 reduction, Safety and Quality, OPEX, and Administrative Cost to a maximum bonus potential of120% against which 113% was attained.

2025 Annual Bonus

63%	50%	113%
Formulaic outcome percentage of maximum 70%	Committee discretion maximum 50%	Final outcome percentage of maximum 120%

Total Remuneration 2025


Benefits, 1%
Base Salary, 48%
Annual performance bonus, 51%

Annual Performance Bonus Discretionary

The Remuneration Committee reviews the CEO incentive award prior to payment using judgment to ensure that the final assessment of performance is fair and appropriate. If circumstances warrant it, the Remuneration Committee may adjust the final payment.

The performance metrics of discretionary bonus are specified at the start of the performance period and are commercially sensitive.


One TORM KPIs 63% of possible 70%
90%
Committee discretion 50% of possible 50%
100%

Long-Term Incentive Plan	Awarded in 2025
Restricted Share Units	255,200.00
Exercise price per share	DKK 162.38
Vesting over three years	2026 - 2028
Grant value	USD 0.72m

Remuneration Committee Report

Chair's Statement

The Remuneration Committee report describes the activities of the Remuneration Committee for the period 01 January 2025 to 31 December 2025.

In late 2025, Annette Malm Justad assumed the role of Chair of the Committee, succeeding Christopher H. Boehringer, whose leadership has been instrumental in shaping our remuneration framework. During this transition, Simon Mackenzie Smith, Chair of the Board of Directors, joined the Committee as a member, further reinforcing the Board's commitment to strong governance and effective oversight. In early 2026, we welcomed Göran Trapp to the Committee, following the departure of David Weinstein, ensuring continuity and alignment with our governance principles and strategic objectives.

The Remuneration Committee report sets out remuneration details for the Executive and Non-Executive Directors in TORM. It has been prepared in accordance with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended (the "Regulations").

The report is split into three main areas:

• Chair's Statement
• Annual Report on Remuneration
• Remuneration Policy

The Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 11 April 2024, took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. During 2025, the Committee undertook a further review of the Remuneration Policy.

→ Read TORM's Remuneration Policy at www.torm.com/ investor/governance/governance-documents-and-policies

The annual report on remuneration provides details on remuneration in the period and additional information required by regulations. The UK Companies Act 2006 requires that the auditors report to shareholders on certain parts of the Directors' Remuneration Report and state whether, in their opinion, those parts of the report have been properly prepared in accordance with the regulations. The parts of the annual report on remuneration subject to audit are indicated in the report. The statement by the Chair of the Remuneration Committee is not subject to audit.

The Role of the Remuneration Committee

The Remuneration Committee sets and reviews TORM's remuneration policy to ensure it supports business strategy, drives sustainable performance, and aligns with shareholder interests. It oversees board and senior management pay, ensuring structures are fair, competitive, and compliant with governance standards.

Compliance with the Code

The Remuneration Committee complies fully with the updated 2024 UK Corporate Governance Code, including provision 32. Full compliance has been ensured following the appointment of Simon Mackenzie Smith, whose independence has enabled the committee structure to be fully aligned with the requirements of provision 32. TORM continues to review the Committee's composition regularly to maintain strong alignment with the Code and TORM's wider governance objectives.

Meetings

The Chair and the Executive Director attend the meetings of the Remuneration Committee except for matters relating to their own remuneration. The Head of People attended some meetings, and other members of TORM's Management attend when necessary.

At a Glance

Chair
Christopher H. Boehringer (until 16 December 2025)
Annette Malm Justad (from 16 December 2025)

Members
Simon Mackenzie Smith (from 16 December 2025)
Göran Trapp (from 06 January 2026)
David N. Weinstein (until 06 January 2026)

Composition
The Remuneration Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Remuneration Committee had two scheduled meetings in 2025. The members' attendance at committee meetings can be seen on page 113.

Focus Areas



- ■ One TORM KPIs — 65%
- ■ Employee remuneration — 15%
- ■ Board remuneration — 5%
- ■ LTIP — 10%
- ■ Governance — 5%

Activities During 2025

KPIs

In accordance with the UK Corporate Governance Code, the Remuneration Committee throughout the year consistently reviewed the agreed 2025 KPI status providing valuable feedback. In addition, the Remuneration Committee reviewed and agreed the KPIs for 2026.

To reinforce the One TORM platform and ensure alignment across the organization, the Remuneration Committee has confirmed that, for 2026, all employees will continue to be assessed against a common set of KPIs.

Gender-Based Initiatives

TORM continues to monitor gender representation closely and has implemented a range of initiatives over the years to improve diversity. Encouragingly, 2025 has shown a positive upward trend, and we will maintain momentum through targeted efforts.

TORM remains committed to advancing diversity and inclusion through targeted initiatives. We have strengthened recruitment practices with unconscious bias training and diverse candidate shortlists, supported employees with flexible working arrangements and family-related policies. In addition, we continue to review parental leave and flexible work policies to ensure they remain competitive and supportive.

These actions reflect our commitment to creating an inclusive workplace where all employees can thrive and contribute to TORM's success.

Performance Assessment

The Remuneration Committee oversaw the evaluation of the CEO's performance, ensuring remuneration outcomes were linked to measurable achievements and sustainable value creation.

Executive Remuneration

In accordance with Section 5 of the UK Corporate Governance Code, the Committee determined executive pay outcomes and incentive awards for the CEO. This included approving annual salary adjustments, short-term incentive payments, and long-term incentive grants, ensuring that decisions were aligned with agreed financial and strategic objectives and supported the company's long-term success

Annual Remuneration Policy Review

During the year, the Remuneration Committee undertook a comprehensive review of TORM's Remuneration Policy. Following this assessment, the Committee concluded that no immediate changes were required. However, in light of recent changes to the composition of the Board and its Committees, the Committee recognizes the need to revisit and update the Policy to ensure continued alignment with governance best practices and strategic objectives. This revision will be proposed for approval at the next Annual General Meeting.

At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

Looking Ahead

In 2026, the Committee will continue to monitor market trends, regulatory developments, and investor expectations to ensure our remuneration framework remains fit for purpose and supports the company's strategic priorities.

Approval

On behalf of the Remuneration Committee

Annette Malm Justad
Chair of the Remuneration Committee

26 February 2026

Remuneration at a Glance
Executive Director and Chief Executive Officer's Remuneration

Fixed Pay

Base Salary	Effective 01 January 2025 Chief Executive DKK 8.15m	Effective 01 January 2026 Chief Executive DKK 8,36m
Executive Director Salary	EUR 70,000	EUR 70,000
Benefits	DKK 276,000, covering the running and maintenance expenses associated with a private vehicle	DKK 276,000, covering the running and maintenance expenses associated with a private vehicle
Pension	Not entitled to any pension	Not entitled to any pension

Annual Bonus

Short-Term Incentive	Opportunity (% of salary): Maximum: 120% of the base salary in the financial year 2025	Opportunity (% of salary): Maximum: 120% of the base salary in the financial year 2026

Long-Term Incentive

Long-Term Incentive	Granted a total of 255,200 RSUs vesting over a three-year period, with one third of the grant amount vesting at each anniversary during the three-year period starting on 01 January 2026. The exercise price for each RSU is DKK 162.38. In addition granted 500,000 Retention RSUs vesting in three years. The exercise price is USD 0.01. Also granted 233,965 RSUs following exercise of RSUs granted in 2022 and 2023 to reflect the payment of dividends since the grant date. The exercise price for each RSU is USD 0.01.	Not known at time of publication

Statement of Voting at the AGM

Shareholder voting on the resolutions to approve the annual Remuneration Report put to the 2025 AGM and the Directors' Remuneration Policy put to the 2024 AGM were as follows:

	Votes for	%	Votes against	%	Abstentions	%	Total votes
Annual Remuneration Report	47,797,865	94.2	2,751,231	5.4	185,614	0.4	50,549,096
Directors' Remuneration Policy	53,635,713	88.0	7,094,933	11.7	191,989	0.3	60,730,646

Executive Director and Chief Executive Officer's Remuneration

Single Total Figure of Remuneration
The table to the right sets out the 2024-25 remuneration for Jacob Meldgaard in his roles as Executive Director of TORM plc and Chief Executive Officer (CEO) of TORM A/S, a subsidiary of TORM plc.

Base Salary
The base salary is discussed and agreed with the Chair of the Board of Directors and the Remuneration Committee once a year. Base salary as of 01 January 2025: DKK 8.152m (USD 1.233m). In addition, the CEO receives EUR 70,000 (USD 80,000) for his role as Executive Director. The CEO's base salary was reviewed on 19 January 2026 to determine the appropriate salary for 2026. The base salary as of 01 January 2026 was determined at DKK 8.356m, and the adjustment of the salary will take effect as of 01 January 2026.

Taxable Benefits
TORM can place a car costing no more than DKK 1m at the CEO's disposal. However, the CEO has instead accepted an amount of DKK 23,000 per month, covering the running and maintenance expenses associated with a private vehicle. For 2025, the amount of DKK 276,000 (USD 41,729) was included in the single figure amount. The % change from 2024 to 2025 related to benefits is solely due to exchange rate.

Other benefits provided directly include two trade periodicals, a mobile phone, which may be used for both business and private purposes, a PC at the CEO's disposal at his home address, which may be used for both business and private purposes, including internet access and call charges. No changes in allowances and benefits are expected for 2026.

Total Remuneration for the Financial Year 2025

	2025	2024
	Fixed pay (USD'000)	Fixed pay (USD'000)
Base Salary	1,312.7	1,217.2
Taxable Benefits	41.7	39.8
Pension	—	—
Total Fixed Remuneration	**1,354.4**	**1,257.0**
Variable Pay (USD'000)		
Annual Performance Bonus	1,393.0	1,232.6
Total Variable Pay [1]	1,393.0	1,232.6
Single Total Figure of Remuneration (USD'000)	**2,747.4**	**2,489.6**

Change in Remuneration of Colleagues and Directors

	% change from 2024 to 2025		
	Salary	Benefits	Bonus
Employee Entire Group	5.6%	0.0%	-36.9%
Chief Executive Officer	7.8%	4.9%	13.0%

1) USD Value estimated at time of report

Performance Bonus 2025

The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2025 in the following range and based on the following parameters:

- The fulfillment of specific performance metrics set by TORM (up to 70% of the CEO's base salary). These include but are not limited to ROIC, cost structure, highest safety standards, and environmental footprint
- Up to 50% of the CEO's base salary based on the sole discretion of TORM's Board of Directors

The table below shows the achievement against each of the performance metrics in our annual bonus and the resulting total annual bonus payout for the year ended 31 December 2025.

Key One TORM KPIs	Maximum Payout %	Actual Payout % of Salary	Actual Payout % of Overall Bonus
Parameter 1			
Highest Safety and quality standard			
CO$_2$ reduction towards 2025 target			
Outperform peers on RoIC	70.0	63.0	55.8
Outperform peers on TCE			
Maintain effective OPEX cost base			
Maintain effective Admin cost base			
Parameter 2			
Commercially sensitive	50.0	50.0	44.2
Total	120.0	113.0	100.0

In aggregate, the maximum achievable cash bonus for the financial year 2025 for the CEO is equal to 120% of the CEO's base salary in the financial year 2025. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors. Based on the aforesaid methodology, the CEO's performance cash bonus for 2025 was determined to be a total of 113.0% (63.0% on parameter 1 and 50.0% on parameter 2) of the 2025 fixed annual salary of DKK 8.152m, resulting in an amount of DKK 9,212m (estimated at USD 1,393m).

Long-Term Incentive Program, Restricted Share Units Granted to the CEO

As part of TORM's Long-Term Incentive Program and in line with our Remuneration Policy, the Board of Directors granted Restricted Share Units (RSUs) to selected employees. These RSUs are designed to retain and motivate employees by aligning their interests with those of TORM's shareholders. Each RSU, subject to vesting, entitles the holder to one Class A common share.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since 2016, and there are no performance conditions associated with the grant of RSUs.

As detailed in announcement no. 09 issued on 29 March 2023, the CEO was granted a total of 255,200 RSUs which vest in equal amounts over three years, beginning 01 January 2024. The exercise price for each RSU was DKK 220.6, corresponding to the average of 90 calendar days preceding the publication of TORM plc's 2022 Annual Report plus a 15% premium In addition, Executive Director Jacob Meldgaard was granted a total of 300,000 Retention RSUs. The strike price for these RSUs is set to one US cent and all the RSUs will vest on 01 March 2026. Vested RSUs may be exercised for a period of 360 days from each vesting date.

As detailed in announcement no. 08 issued on 07 March 2024, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over three years, beginning 01 January 2025. The exercise price for each RSU was DKK 258.4, corresponding to the average of 90 calendar days preceding the publication of TORM plc's 2023 Annual Report plus a 15% premium .

As detailed in announcement no. 21 issued on 15 May 2024, the CEO was granted a total of 5,563 RSUs following exercise of RSUs granted in 2021 and 2022 to reflect the payment of dividends since the grant date. The exercise price for each RSU was USD 0.01.

As detailed in announcement no. 02 issued on 06 March 2025, the CEO was granted a total of 255,200 RSUs vesting in equal amounts over three years, beginning 01 January 2026. The exercise price for each RSU was DKK 162.38, corresponding to the average of 90 calendar days preceding the publication of TORM plc's 2024 Annual Report plus a 15% premium.

As detailed in announcement no. 10 issued on 11 April 2025 the CEO was granted a total of 33,559 RSUs following exercise of RSUs granted 2022 to reflect the payment of dividends since the grant date. The exercise price for each RSU was USD 0.01.

As detailed in announcement no. 21 issued on 23 September 2025, the CEO was granted a total of 500,000 retention RSUs. The strike price for these RSUs is set to one US cent and all the RSUs will vest on 01 October 2028.

As detailed in announcement no. 23 issued on 12 November 2025 the CEO was granted a total of 200,406 RSUs following exercise of the retention RSUs granted 2023 to reflect the payment of dividends since the grant date. The exercise price for each RSU was USD 0.01.

LTIP Element of Jacob Meldgaard's Remuneration Package 2025

Award	2025	2025
Awarded on	01 January 2025	01 October 2025
Vesting period	three years	one year
1st vesting date	01 January 2026	01 Oct 2028
Awarded	255,200	500,000
Original exercise price	DKK 162.38	USD 0.01
Grant value assuming 100% vesting	USD 0.72m	USD 11.1m

LTIP Element of Jacob Meldgaard's Remuneration Package 2025

Award	2025	2025
Awarded on	19 May 2025	10 November 2025
Vesting period	Issue window	Issue window
1st vesting date	Issue window	Issue window
Awarded	33,559	200,406
Original exercise price	USD 0.01	USD 0.01
Grant value assuming 100% vesting	Covered under value of original grant	Covered under value of original grant

Long-Term Incentive Program – Restricted Share Units Granted

Year	2025 Retention	2025	2024	2023 Ret. Add	2022 Additional	2023 Retention	2023	2022
Grant of RSUs excluding the Executive Director	1,293,434	1,326,087	1,214,988	858,822	144,345	1,333,224	1,248,155	1,137,770
Grant of RSUs to the Executive Director	500,000	255,200	255,200	200,406	35,531	300,000	255,200	255,200
Vesting period in years	3	3	3	1	1	1	3	3
Vesting period in years to the Executive Director	3	3	3	1	1	1		
Beginning	**01-Oct-2028**	**01-Jan-2026**	**01-Jan-25**	**Vest upon grant**	**Vest upon grant**	**01-Mar-26**	**01-Jan-24**	**01-Jan-23**
Exercise period from vesting	360 days after vesting date	360 days after each vesting date	Three years after each vesting date	Within the issuing period	Within the issuing period	Three years after each vesting date	360 days after each vesting date	360 days after each vesting date
Black-Scholes model, theoretical market value	USD 39.9m	USD 4.48m	USD 10.9m	n/a	n/a	USD 58.02m	USD 14.5m	USD 2.7m
Exercise Price (DKK)		162.38	258.4		0.07		220.60	58.00
Exercise Price (USD)	0.01			0.01		0.01		
Reduced due to dividend payment (DKK)		153.2	204.5				136.3	0.08
Total RSU's expired un-exercised		6,667	518,418			46,078	467,437	92,155
RSUs exercised within 2023								435,952
RSUs exercised within 2024				3,120	13,118	7,089	467,577	435,967
RSUs exercised within 2025				992,180	166,758	1,580,057	95,567	428,896
Total RSU's exercised by grant year				**995,300**	**179,876**	**1,587,146**	**563,144**	**1,300,815**
RSUs outstanding as of 31 December 2025	1,793,434	1,574,620	951,770	63,928	—	—	472,774	—

The adjustment RSUs were covered by the value of the original RSU grant. For the share options exercised during the year, the weighted average share price at the date of the exercise amounted to USD 22.3 (2024: USD 34.4, 2023: USD 34.0).

End of Service Gratuity

TORM can terminate the CEO's Service Agreement giving 12 months' notice to expire on the last day of a month. The CEO can terminate the Service Agreement giving six months' written notice to expire on the last day of a month.

Post-Service Salary

If the CEO dies during his employment, TORM will pay to the widow or any of his children below the age of 18 the fixed salary including non-salary benefits for the current month and a post-service salary for three months equal to the fixed salary. However, such post-service salary will only be paid until the date on which the employment would have terminated because of termination of the Service Agreement.

Claw Back Policy

TORM's policy regarding the recovery of erroneously awarded compensation ("Clawback Policy") is made in accordance with the applicable rules of the Danish Companies Act, The Nasdaq Stock Market and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event TORM is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws, or if TORM otherwise has published erroneous data, or if TORM determines there has been a significant misconduct that causes material financial, operational, or reputational harm, TORM shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a limited time period preceding the date on which an accounting restatement is required, received incentive compensation, through the LTIP or STIP, based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

Total Pension Entitlements

The directors of TORM plc are not entitled to any pension contributions from TORM. In addition, Denmark-based Executive Director Jacob Meldgaard, in his role as CEO of TORM A/S, is not entitled to any pension contribution.

Taxable Benefits

In general, members of the Board of Directors of TORM plc do not receive any additional benefits.

Payments for Loss of Office

No payments for loss of office have been made in 2025.

TORM does not consider making payments for loss of office to Non-Executive Directors. For Executive Directors, a termination notice cannot exceed 24 months. Termination by the Executive Director must be subject to a minimum of six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years. The Remuneration Committee will maintain a discretionary approach to the treatment of leavers given that the facts and circumstances of each case are unique. In an exit situation, the Remuneration Committee will consider the individual circumstances, any mitigating factors that may be relevant, the appropriate statutory and contractual position, and the requirements of the business for speed of change.

Outside Appointments

The Executive Director is entitled to retain the fees earned from non-executive appointments outside TORM. Jacob Meldgaard was appointed Non-Executive Director of Danish Ship Finance A/S for which he received DKK 450,000 and Non-Executive Director of SYFOGLOMAD Limited for which he received EUR 5,000 for his services. In addition, Jacob Meldgaard is a member of the board of Copenhagen International School for which he receives no fee.

Annual Bonuses and LTIPs

TORM's Remuneration Policy stipulates that the Non-Executive Directors' remuneration cannot include participation in share or warrant programs. The Non-Executive Directors of TORM plc do not receive any part of their remuneration from TORM in shares or warrants. The remuneration for the Non-Executive Directors is determined by the Board of Directors subject to limits in TORM's Articles of Association. During 2025, none of the Non-Executive Directors received any part of their remuneration in shares or warrants.

The Executive Director's Interests in the Shares of TORM

The table to the right summarizes the total interests of the Executive Director in shares of TORM plc as of 31 December 2025. During the period 01 January to 31 December 2025, the Executive Director sold 132,103 A-shares in TORM plc for a total value of approximately DKK 16.8m. No changes took place between 31 December 2025 and 26 February 2026.

Aggregate Gain Made by Directors on Exercise of Options

In 2025, the Executive Director exercised 704,099 Restricted Share Units, resulting in an aggregate gain of DKK 89.4m (USD 13.8m).

The Board Directors' Interest in the Shares of TORM

The table to the right summarizes the total interests of the members of the Board of Directors in shares of TORM plc as of 31 December 2025. During the period 01 January to 31 December 2025, Non-Executive Director Annette Malm Justad sold 2,700 A-shares in TORM plc for a total value of approximately DKK 0.31m. No changes took place in the Directors' interests between 31 December 2025 and 26 February 2026.

Remuneration for Non-Executive Directors

The table to the right summarizes the remuneration paid to the Non-Executive Directors of TORM in 2025. The fees payable can be found in the Remuneration Policy and are paid in EUR. The increase in fees in USD is in relation to exchange rates. The fees in EUR remain unchanged year on year. The fees shown include any additional fees paid in respect of chairing of committees or other roles such as Senior Independent Director (SID). Board Observer fees are no longer payable. The increase in committee fees in 2025 is due to the introduction of a Transaction Committee.

Executive Director's Interests in the Shares of the Company (Audited)

Jacob Meldgaard's Restricted Share Units	Awarded	Vested not Exercised	Agreed not to Exercise	Exercised	Unvested
At 31/12/24	3,369,123	1,021,380	766,035	771,307	810,401
Granted – 01/01/25	255,200	–	–	–	1,065,601
Granted – 19/05/25	33,559	–	–	–	1,099,160
Granted – 23/09/25	500,000				1,599,160
Granted – 10/11/25	200,406				1,799,566
Expired un-exercised within 2025		85,067			1,714,499
Exercised within 2025	–	–	–	704,099	1,010,400
At 31/12/25	4,358,288	1,106,447	766,035	1,475,406	

2025 Statement of Directors' Shareholding and Share Interests

Director	Ordinary shares as of 01 Jan 2025	Ordinary shares as of 31 Dec 2025	Changes from 31 Dec 2025 to 26 Feb 2026	Ordinary shares as of 26 Feb 2026
Christopher H. Boehringer (outgoing)	21,204	21,204	–	21,204
Simon Mackenzie Smith (incoming)	–	–	–	–
David N. Weinstein	5,000	5,000	–	5,000
Göran Trapp		–	–	–
Annette Malm Justad	2,700	–	–	–
Jacob Meldgaard	–	602,599	–	602,599

The above table shows the total number of share interests of each director.

2025 Remuneration Table Non-Executive Directors

USD '000	Base Fee			Committee Fee			Total		
Director	2025	2024	2023	2025	2024	2023	2025	2024	2023
Christopher H. Boehringer (outgoing)	173	159	161	58	53	54	231	212	214
Simon Mackenzie Smith (incoming)	–	n/a	n/a	–	n/a	n/a	–	n/a	n/a
David N. Weinstein	114	108	109	143	108	109	257	217	219
Göran Trapp	57	54	55	143	108	109	200	163	164
Annette Malm Justad	57	54	55	172	108	109	229	163	164

Information provided in the following part of the Annual Report on remuneration is not subject to audit.

Assessing Pay and Performance

The top chart illustrates TORM's total shareholder return (TSR) since the listing of TORM plc, compared with the average TSR of key industry peers and the OMX Copenhagen index. The OMX index is a market cap weighted index of all stocks listed on Nasdaq in Copenhagen. This comparison provides our shareholders with a clear view of TORM's performance relative to both its sector and the broader Danish equity market, further highlighting the value created for our investors beyond general market movements. The total shareholder return is calculated in USD.

In the lower table to the right, we summarize the Chief Executive Officer's single figure remuneration over the past nine years, and how our variable pay plans have paid out in relation to the maximum opportunity of 120% of base salary.

8-Year Historical Performance. TORM plc vs Peers and the OMX Index



Financial Year Remuneration for the Chief Executive Officer



Annual Percentage Change in Directors' Remuneration

The first table below shows the percentage change over the year ended 31 December 2024 to the year ended 31 December 2025 with respect to the directors' remuneration and average employee remuneration. As required by legislation, the directors' remuneration is compared to the employees of TORM plc on a full-time equivalent basis.

Relative Importance of Spend on Pay

The second table below shows the actual expenditure of TORM on employee pay and distributions to shareholders compared to the retained earnings of TORM.

Change in Remuneration of Colleagues and Directors

	Salary or Fees % Change					Benefits % Change					Bonus % Change				
	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021	2024 to 2025	2023 to 2024	2022 to 2023	2021 to 2022	2020 to 2021
Chief Executive Officer	7.8%	1.8%	7.5%	-10.6%	10.1%	4.9%	0.0%	2.9%	-11.8%	7.4%	13.0%	-3.5%	115.5%	-49.0%	2.1%
Christopher H. Boehringer	9.1%	1.1%	2.2%	-10.9%	-8.1%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Simon Mackenzie Smith	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
David N. Weinstein	18.5%	4.8%	5.8%	-11.4%	16.8%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Göran Trapp	22.9%	4.8%	5.8%	-11.7%	2.9%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Annette Malm Justad	40.8%	4.8%	5.8%	-11.7%	26.5%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Colleagues entire group	5.6%	4.2%	5.7%	4.6%	3.5%	0.0%	0.0%	0.0%	0.0%	0.0%	-36.9%	94.1%	-15.2%	1.9%	1.5%

The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.
Other benefits provided relate directly to company car benefit.
% change in DKK for salary and Executive Director's fees is 3.0%, taxable benefits is 0%, and annual bonus is 7.8%.
% change in Euro for Non-Executive Director fees is 12.5% for David Weinstein, 16.7% for Göran Trapp, and 33.3% for Annette Justad. Fees Increased due to the addition of a Transaction Committee
Simon Mackenzie Smith received zero remuneration for 2025

Relative Importance of Spend on Pay

Expenditure USDm	2025	2024	2023	2022	2021	2020
Dividends paid	199.7	553.3	586.4	166.7	—	70.6
Purchase/disposals of treasury shares		—	—	—	—	1.3
Executive Director's remuneration	2.7	2.5	2.5	1.7	2.4	2.3
Total	202.4	202.4	588.9	168.4	2.4	74.2
Staff costs	97.3	87.0	77.9	49.7	52.1	50.7
Retained earnings	2,085.0	1,791.5	1,382.2	1,290.4	899.5	939.2

Remuneration Policy

The TORM plc Remuneration Policy approved at the 11 April 2024 Annual General Meeting (AGM) remained unchanged during 2025. In accordance with the UK Corporate Governance Code, TORM's Remuneration Policy and practices are designed to support the business strategy and promote TORM's long-term sustainable success. The Remuneration Committee will continue to consider the appropriateness of the Remuneration Policy annually to ensure that it continues to align with the business strategy. At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

→ TORM's Remuneration policy at www.torm.com/investor/ governance/governance-documents-and-policies

2026 Remuneration Policy

The Remuneration Policy approved at the 11 April 2024 AGM took effect from the date of that meeting.

A revised Directors' Remuneration Policy is presented in this Annual Report for shareholder approval. Subject to approval at the AGM, the new policy will apply from 2026.

Adaptation and Publication

The Board of Directors must review the Remuneration Policy at least once a year. Any changes to the Remuneration Policy must be adopted by the Board of Directors and approved by the shareholders at an AGM.

TORM's Remuneration report will be included in TORM's Annual Reports for all financial years and will contain information on remuneration paid to the Board of Directors and Executive Management.

Approval

On behalf of the Remuneration Committee

Annette Malm Justad

Chair of the Remuneration Committee

26 February 2026



Remuneration Policy

Our current Remuneration Policy was approved by shareholders at the 2024 AGM, with a vote of 88% in favor of those that voted. During the year, the policy operated as intended in terms of Company performance and quantum. It is intended that the updated policy for TORM's Executive and Non-executive Directors will operate for a period of three years from the date of approval at the AGM on 15 April 2026.

This Remuneration Policy has been designed to promote long-term sustainable success of the Company, taking into account the long-term interests of shareholders, wider stakeholders and the Company's workforce, in accordance with the UK Corporate Governance Code.

As in previous Remuneration Reports, our annual bonus is commercially sensitive and therefore, we will only disclose our targets in the Remuneration Report following the completion of the financial year.

The Committee's review of the Remuneration Policy sought to ensure that it continues to:

- Apply pay principles which are applicable to all colleagues across the TORM Group and, in particular, the principle that the reward package should support the delivery of TORM's purpose of being committed to protecting our employees, our assets, our environment, and our society.
- Be aligned with, and incentivize the delivery of, the Group's strategy.
- Foster performances in line with the Group's culture, values and behaviors.
- Be aligned with wider workforce pay policies and emerging best practice.
- Motivate executive talent
- Drive the success of the Company for the benefit of key stakeholders.

We propose that the policy remains broadly unchanged in 2026, apart from:

- Inclusion of fixed fees for the newly established Transaction Committee, structured to reflect increased time commitment without any success-based elements.
- Under the performance scenarios section, Chart 1 has been updated to reflect the most up-to-date values available at the time of publication.
- Removal of references to the Deputy Chair and the Minority Board Observer; adoption of gender-neutral terminology such as "Chair".

1. Introduction
In this forward-looking section, we describe our Remuneration Policy for the Board. We will be seeking shareholder approval for our Remuneration Policy at the 2026 AGM, and we intend to implement it at that point.

The following pages set out the Remuneration Policy for the Directors of TORM plc agreed at the Annual General Meeting on 15 April 2026, and will take effect from 01 January 2026.

The Board of Directors (the "Board of Directors") of TORM plc ("TORM" or the "Company"), has adopted this Remuneration Policy (the "Remuneration Policy"), including the overall guidelines on incentive pay.

This Remuneration Policy provides the framework for remuneration paid to Non-Executive members of the Board of Directors and certain specified members of the Company's Executive Management (the "Executive Management" the Board of Directors and the Executive Management jointly referred to as "Management").

2. Background and General Objectives
The growth and future success of the Company depend on the efforts of the members of the Management. Therefore, it is the overall objective of this Remuneration Policy to attract, motivate, and retain qualified Management members.

The remuneration of members of the Management, including the size and composition of the Board of Directors, will be determined with a view to promoting value creation in the Company, to implementing its short-term as well as long-term strategic goals, and to creating common interests between members of the Management and TORM shareholders.

2.1. Consideration When Determining our Remuneration Policy
The Company does not specifically consult with employees in relation to this policy and no direct comparison metrics are applied between employees and the remuneration levels for the Executive Director(s). However, this Remuneration Policy seeks to ensure that the combined remuneration paid to members of the Management for work performed in and for the Company is market competitive, not only in comparison with other industry groups, but also in comparison with peer companies in the global shipping industry. When considering salary increases for the Executive Director(s), the Company will seek to ensure comparison with other companies within the same market capitalization range.

2.2. Statement of Consideration of Shareholder Views
The Chair of the Annual General Meeting of the Company will inform the shareholders of any proposal made by the Board of Directors in relation to the level of the Management remuneration. The Committee is strongly committed to an open and transparent dialog with shareholders on remuneration matters, and the Chair will invite comments from the shareholders before any level is agreed on.

3. Remuneration of the Board of Directors
Members of the Board of Directors receive a fixed annual fee in line with the amounts set out in Table 1 on the following page. The level of the fixed annual fee is proposed by the Board of Directors at the Annual General Meeting after comparison with other companies within the same market capitalization range.

In line with the UK Corporate Governance Code, all Non-executive Directors submit themselves for re-election by shareholders every year at the Annual General Meeting.

Shareholders can view Non-executive Directors' letters of appointment at the Company's registered office

Members of the Board of Directors are not offered participation in any incentive schemes. However, the Executive Director participates in an incentive scheme of TORM plc's subsidiary, TORM A/S, in their role as CEO of that Company. The Chair of the Board of Directors, as well as the Chair and members of the committees established by the Board of Directors, may receive additional fees in line with the amounts set out in Table 1 below.

Table 1

Board Fees	Fee per annum (Euro)
Chair	150,000
Executive Director	70,000
Director	50,000
Board observer	Unpaid

Committee Fees	Fee per annum (Euro)
Chair of the Audit Committee	50,000
Other Audit Committee members	25,000
Chair of the Risk Committee	50,000
Other Risk Committee members	25,000
Chair of the Nomination Committee [1]	25,000
Other Nomination Committee members [1]	25,000
Chair of the Remuneration Committee	25,000
Other Remuneration Committee members	25,000
Chair of the Transaction Committee [2]	50,000
Other Transaction Committee members [2]	25,000

1) Only payable in the year in which the actual meetings are held.

2) Fees are fixed and not success based

If a member of the Board of Directors is instructed to take on a specific ad hoc task that falls outside the scope of that member's ordinary duties, such member may be offered an additional fee for the work carried out in relation to such a task, subject to the approval of the Board of Directors.

Under the UK Companies Act 2006, the Company will be required to prepare a Remuneration Report for each financial year, which is made available to the shareholders as part of the Company's Annual Report, and which will set out the

details of all payments made to the Board of Directors in the preceding financial year.

The Remuneration Policy will be subject to a binding shareholder vote at least once every three years.

TORM may reimburse relevant reasonable expenses, such as travel and accommodation, in connection with attendance at meetings of the Board of Directors (or duly appointed committees of the Board of Directors).

The remuneration principles applicable to members of the Board of Directors also apply to any Board Observer appointed in accordance with article 74 or 76 of the Articles of Association of the Company.

Any fees payable to the members of the Board of Directors and any Board Observer may be paid in cash or as share-based payments.

Fees paid to tax advisors for the preparation of UK tax returns.

TORM plc Directors whose UK income is above the threshold of GBP 100,000 per annum can, if required, use the services of the Company's external tax advisors to prepare their personal UK tax return. The fees incurred by the Company for the service offered will be deducted from the Director's net board fees.

3.1. Approach to the Remuneration of the Executive Director

When considering the appropriate remuneration for a new Executive Director, the Remuneration Committee will consider the level of the fixed annual fee proposed by the Board of Directors and adopted at the Annual General Meeting as detailed in Table 2 below. The aim is to provide a remuneration package which is sufficient to attract, retain and motivate key talents, while at all times ensuring that the Company pays no more than necessary with due regard to the best interests of the Company and our shareholders. The Remuneration Committee will provide full details of the recruitment package for any new Executive Director in the next annual report on remuneration and will provide shareholders with the rationale for any decisions taken.

3.2. Service Contracts

In accordance with the UK Companies Act 2006, Chapter 5, Section 228 (1) b, the Company has chosen to issue a written memorandum setting out the terms of the Non-Executive and Executive Directors' contracts. The memorandum is available for viewing at the Company's registered office on request. Under the Company's Articles of Association, each Director must retire at the end of the second Annual General Meeting after their appointment or last reappointment, unless he or she has been reappointed at that Annual General Meeting.

3.3. Payments for Loss of Office

Non-Executive Directors – the Company does not consider making payments for loss of office to Non-Executive Directors.

Executive Directors – a termination notice cannot exceed 24 months. Termination by the Executive Director must be subject to a minimum of six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years. The Remuneration Committee will maintain a discretionary approach to the treatment of leavers given that the facts and circumstances of each case are unique. In an exit situation, the Remuneration Committee will consider the individual circumstances, any mitigating factors that may be relevant, the appropriate statutory and contractual position, and the requirements of the business for speed of change.

The Company can terminate the CEO's Service Agreement giving at least 12 months' notice to expire on the last day of a month. The CEO can terminate their Service Agreement giving six months' written notice to expire on the last day of a month.

Table 2

Fixed Pay	Purpose and Link to Strategy	Operation	Performance Metrics
Directors' fees	To attract and retain high-caliber Executive Directors by offering market competitive fees.	The level of the fixed annual fee is proposed by the Board of Directors at the Annual General Meeting after comparison with other companies within the same market capitalization range.	There are no performance measures associated with the Director's fees.
Base salary	To recruit and retain high-caliber Executive(s) providing base level remuneration at a competitive market rate.	The salary will be discussed and agreed with the Chair of the Board of Directors once a year in February and take effect from 01 January that year.	There are no performance measures associated with the base salary.
Benefits	To provide market competitive benefits to aid retention and remain competitive in the marketplace	Executive Directors receive a competitive benefits package, which may include a company car, newspapers, a mobile phone, PC, internet access and call charges. Other benefits may be introduced from time to time to ensure that the benefits package is appropriately competitive and reflects the circumstances of the individual Director.	There are no performance measures associated with this benefit.

Short term incentive plan	Purpose and link to strategy	Operation and opportunity	Performance metrics
Annual Bonus	To encourage and reward delivery of the Company's strategic priorities. To provide a variable level of remuneration based on short-term performance against the annual plan.	Up to 120% of the base salary in the financial year. Performance is assessed over a financial year. The Committee determines the level of bonus, taking performance against targets and the underlying performance of the business into account. The Committee may apply judgment in making appropriate adjustments to bonus outcomes to ensure they reflect underlying business performance. Malus and clawback provisions apply.	The fulfillment of specific performance metrics set by the Company (up to 70% of the CEO's base salary). The performance metrics are specified at the start of the performance period; and up to 50% of the CEO's base salary is based on the sole discretion of the Company's Board of Directors.

Long term incentive plan	Purpose and link to strategy	Operation	Performance metrics
Share options, restricted share units, and other share-based awards	To reward achievement of TORM's long-term strategy, creating shareholder value that aligns the economic interests of Executive Director and shareholders.	Incentives granted under the LTIP are subject to minimum vesting requirements of three years.	Each type of award, including all relevant performance measures, is discussed in greater detail in 4.2 "Types of Incentives".

4. Remuneration of the Executive Director
4.1. Performance Scenarios
The performance scenarios in the Table 3 below show the estimated remuneration that could be received by the Executive Director, both in absolute terms and as a proportion of the total package under different performance scenarios:

Table 3

Indicative Executive Director Total Remuneration Levels

Minimum	Fixed pay and benefits only
On Target	Per Minimum + 50% of maximum annual bonus
Maximum	Per Minimum + 100% of maximum annual bonus

The following chart gives an illustrative value of the remuneration package that the Executive Director could receive under three different performance scenarios, in accordance with this Remuneration Policy.

The annual bonus maximum is 120% of the CEO's base salary in the financial year.

Fixed pay is based on current values at the time of writing. As it is a fixed figure, there is no minimum or maximum figure.

The Executive Director receives a fixed annual base salary based on an assessment of the overall objectives of the Remuneration Policy, market practice, scope and nature of the work performed, qualifications required, and the performance of each member.

When the Executive Director is also the CEO of the Company's subsidiary TORM A/S, their remuneration will include compensation from TORM A/S subject to the framework of this Remuneration Policy.

The Executive Director's terms of employment with the TORM Group, including salary, pension, and resignation terms, are determined by the Board of Directors. A termination notice cannot exceed 24 months. Resignation by the Executive Director must be subject to at least six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years.

In addition, the Executive Director may be offered to participate in management incentive plan(s) ("Plan(s)") or be offered extraordinary bonuses as well as ordinary benefits,

such as a company car, telephone, internet access, and newspapers.

Chart 1 - Indicative Executive Director Total Remuneration at Different Levels of Performance in USDm



4.2. TORM's Management Incentive Plans
The Plans are established by the Board of Directors determining the terms and conditions of each Plan within the framework of this Remuneration Policy.

When determining the composition of a Plan, including the elements of incentive pay as well as the ratio between fixed salary and incentive pay under the Plan, due consideration must be given to the overall objectives of this Remuneration Policy to avoid undesirable incentives. The Plan should combine an effective means of attracting and retaining qualified candidates with a long-term focus on maximizing shareholder value.

Purpose of Plans
A Plan may comprise a short-term incentive plan ("STIP") and/ or a long-term incentive plan ("LTIP"), both as described below.

TORM believes that providing the members of the Executive Management with a proprietary interest in the growth and performance of TORM will stimulate the individual performance and enhance shareholder value. TORM also believes that a significant portion of a named Executive's compensation should be directly linked to TORM's performance.

This Remuneration Policy has several provisions designed to protect shareholder interests and promote effective corporate governance in respect of the Plans, including the following:

- Limitations on grants to the Executive Management and individual participants in a given calendar year.
- Awards under the Plans are administered by the Remuneration Committee, an independent committee of the Board of Directors.

Estimated Present Value. The estimated present value of the Plans will be disclosed in TORM's Annual Report.

Terms of Plans
Administration: Based on the recommendations of the Remuneration Committee, the Board of Directors will generally administer a Plan and has the authority to grant incentives under any Plan and to set the terms of the awards, amend any outstanding incentives or accelerate the time at which any outstanding incentives may vest, correct any defect in the Plans or any incentive as it deems necessary, and establish rules or regulations relating to the administration of the Plans. See paragraph 4.4 "Adjustments" below. All provisions of the Plans and any actions taken in this respect will be subject to applicable law.

Principal Conditions for Granting Incentive Pay.
The attainment of performance targets based on TORM's strategic and operational initiatives, such as total shareholder return and cash flow metrics, may be used to determine allocations under the Plans in addition to discretionary allocations.

Eligibility
Members of the Executive Management will be eligible to receive incentives under a Plan when designated as participants.

Requirements
The Board of Directors has discretion to determine the times at which such incentives are to be made, the size of such incentives, the form of payment and all other conditions of such incentives, including any restrictions, deferral periods or performance requirements.

Amendments or Discontinuation
The General Meeting must approve any amendments to or discontinuation of this Remuneration Policy, which provides the framework for the Plans. No amendment to nor discontinuation of this

Remuneration Policy may materially impair any previously granted award under the Plans without the consent of the recipient.

Term
No incentives may be granted under a Plan more than ten years after the date on which this Remuneration Policy was initially approved by the General Meeting.

Incentive Agreements
Grants of incentives will be subject to the terms and conditions of the Plans and may also be subject to individual restrictions imposed by the Board of Directors and detailed in an incentive agreement between TORM and the relevant participant.

STIP
The STIP primarily supports the fulfillment of short-term objectives and goals. Based on the recommendations of the Remuneration Committee, the Board of Directors can decide to award annual cash bonuses to members of the Executive Management in order to meet the overall objectives of this Remuneration Policy. Such bonuses may be subject to the attainment of certain performance or other targets.

LTIP
Incentives under the LTIP may be granted in any one or a combination of the following forms;

- share options
- restricted share units and
- other share-based awards

Each type of award is discussed in greater detail under "Types of Incentives" below.

The LTIP primarily supports the fulfillment of long-term objectives and goals.

Maximum Threshold
The maximum threshold for the share based LTIP grants applicable to the Executive Management as a group is

expected to be approximately 7% of the Company's share capital from time to time.

Minimum Vesting Requirements
Incentives granted under the LTIP are subject to minimum vesting requirements of three years for members of the Executive Management (with incremental vesting permitted over the vesting period).

Types of Incentives
Each type of award that may be granted under the LTIP is described below.

Share Options
A share option is a right to subscribe for A-shares in TORM. The Board of Directors will determine the number and exercise price of the options and when the options become exercisable. The term of an option may not exceed ten years. The Board of Directors may not decrease the exercise price for any outstanding options after the date of grant other than as provided for in the Plans or in accordance with the adjustment principles set out in paragraph 4.4 below. In addition, an outstanding option may not, as of any date that the option has a per share exercise price that is greater than the then current fair market value of a share, be surrendered to TORM as consideration for the grant of a new option with a lower exercise price, another award, a cash payment or A-shares, unless provided for in the Plans or in accordance with the adjustment principles set out in paragraph 4.4 below.

The option exercise price may be paid in cash, by check, in A-shares, through a "cashless" exercise arrangement, through a net exercise procedure (if approved by the Board of Directors) or in any other manner authorized by the Board of Directors.

TORM intends to make A-shares available upon exercise of any share options by way of a fresh issuance of A-shares out of capital and currently has allotment authorities in place in order to allow any such share issuances to be made by the Company.

Restricted Share Units
A Restricted Share Unit, or RSU, represents the right to receive one share on a respective vesting or settlement date from TORM. Subject to the restrictions provided in the applicable incentive agreement and the LTIP, a participant receiving RSUs has no rights as a shareholder to such units, until the RSUs vest and A-shares are issued to the participant. RSUs may be

granted with dividend equivalent rights; however, unless determined by the Board of Directors to be paid currently, TORM must establish a bookkeeping account for the participant and reflect in that account any securities, cash or other property comprising any dividend or property distribution with respect to each share underlying each RSU.

Other Share-Based Awards
The LTIP also permits the Board of Directors to grant eligible participants awards of A-shares and other awards that are denominated or payable in, valued in whole or in part by reference to, or are otherwise based on or related to A-shares, or the appreciation in value of A-shares.

Termination of Employment or Service
Each incentive agreement may, subject to applicable law, include provisions requiring the forfeiture of outstanding incentives in the event of the participant's termination of employment, if such participant is considered a voluntary leaver (as defined by the Board of Directors in the individual agreement) or, in the case of performance-based grants, if applicable goals or targets are not met.

Claw Back Provisions
RSUs issued under the LTIP are subject to claw back in the event of material misstatement of the Company's financial results, gross misconduct, or material error in the calculation of performance conditions.

Change of Control
If determined by the Board of Directors and if so, provided in the incentive agreement, a change of control of TORM (as defined by the Board of Directors in the individual agreement) may require that:

- All outstanding incentives will become fully vested and exercisable.
- All restrictions or limitations on any outstanding incentives will lapse.
- All performance criteria and other conditions relating to the payment of incentives will be deemed to have been achieved or waived by TORM.
- All outstanding options are required to be exercised by a certain date.
- The surrender to TORM of some or all outstanding options in exchange for a share or cash payment for each option

equal in value to the per share change of control value, calculated as described in the LTIP, over the exercise price.

- Any equitable adjustment will be made to outstanding incentives as deemed necessary to reflect TORM's corporate changes; and/or
- An option will become an option relating to the number of A-shares or other securities or property (including cash) to which the participant would have been entitled in connection with the change of control transaction if the participant had been a shareholder.

See paragraph 4.4 "Adjustments" below.

Transferability of Incentives
The Board of Directors may determine that the incentives granted under the LTIP may not be transferred except (a) by will, (b) by the laws of descent and distribution, (c) pursuant to any court order in connection with separation of domestic property or (d) as to options only, if permitted by the Board of Directors and so provided in the applicable incentive agreement, to immediate family members or to a partnership, limited liability company or trust for which the sole owners, members or beneficiaries are the participant or immediate family members.

Awards to Be Granted
Grants of incentives to members of the Executive Management will be made by the Board of Directors as deemed necessary or appropriate considering the overall objectives of this Remuneration Policy.

4.3. Extraordinary Bonus
The Board of Directors may in individual cases grant a one-off bonus or other extraordinary incentive-based pay, such as retention bonus, severance payment, sign-on bonus, or other schemes in connection with the appointment, provided that it is deemed necessary by the Board of Directors in order to meet the overall objectives of this Remuneration Policy. A grant of extraordinary bonus may consist of cash and/or be share-based and may be subject to the attainment of certain performance targets.

4.4. Adjustments
For the various types of incentive-based pay, the Board of Directors may lay down specific terms governing the lapse of the scheme or repayment of the incentive-based pay.

In exceptional cases or in extraordinary circumstances, TORM may reclaim, in full or in part, incentive payments made to members of the Executive Management (claw back), e.g., in the event of manifest errors in the accounting figures or other basis for award or vesting. There is no specific provision on claw back in the CEO Service Agreement. Under Danish law, the principle of "condictio indebiti" may apply to payments made in error. Also, under the Danish Companies Act, a CEO may be held liable for damages to their employer, in case of negligence or willful misconduct.

Furthermore, the Board of Directors may lay down provisions on accelerated vesting or exercise and adjustment of the incentive-based pay, exercise price, performance targets, etc., in the event of changes to the capital structure or other material events, which would otherwise adversely influence the value or effect of the incentive-based pay in contravention to the general objectives of this Remuneration Policy.

In respect of the share limitations provided in the LTIP, including the number of A-shares subject to the LTIP, proportionate adjustments may be made by the Board of Directors in the event of any recapitalization, reclassification, share dividend, share split, combination of A-shares or other similar change in the A-shares. In addition, the exercise price of any outstanding options and any performance goals will be adjusted downwards for dividends and will also be subject to other adjustments if necessary to provide participants with the same relative rights before and after the occurrence of any such event.

Adoption and Publication
The Board of Directors must review this Remuneration Policy at least once a year. Any changes to this Remuneration Policy will be adopted by the Board of Directors and approved by the shareholders at a General Meeting.

TORM's Remuneration Report will be included in the Company's Annual Report for all financial years and will contain information on remuneration paid to the Board of Directors and the Executive Management.

This Remuneration Policy is available on TORM's website, TORM - Governance Documents & policies

This Remuneration Policy has been adopted by the Board of Directors.

This Remuneration Policy has been prepared in English only.

Investor Information

Dual Listing in Copenhagen and New York

TORM's A-shares are listed on Nasdaq Copenhagen under the ticker TRMD-A and on Nasdaq New York under the ticker TRMD. TORM's A-shares can move freely between the two Nasdaq exchanges. TORM's Transfer Agent is Computershare Inc, P.O. Box 43006, Providence RI, 02940-3078, USA.

Shareholders

As of 31 December 2025, TORM had approximately 36,511 registered shareholders representing approximately 57% of the share capital.

TORM is subject to the EU's Prospectus Regulation and Transparency Directive which implies that shareholders have an ownership notification requirement if the ownership reaches, exceeds or falls below the thresholds 5, 10, 15, 20, 25, 50, or 90 percent, or 1/3, or 2/3.

Based on notifications received during 2025 and 2026 to date, OCM Njord Holdings S.à r.l. (Oaktree) and Hafnia Limited, are the only shareholders with more than 5% of the share capital, holding 26% and 14% of the share capital at the end of 2025 respectively.

Share Information

Exchanges	Nasdaq CPH and NY
ISIN (CPH)	GB00BZ3CNK81
CUSIP (NY)	G89479102
Tickers	TRMD A and TRMD
Number of A-shares (end 2024)	101,332,707
Number of treasury shares	—

As of 31 December 2025, TORM held zero treasury shares. At that date, the C-share was held by Oaktree, and the B-share was held by the Minority Trustee, SFM Trustees Limited, on behalf of TORM's non-Oaktree shareholders. These special shares carried certain defined voting rights in accordance with TORM's Articles of Association.

On 06 January 2026, the threshold required to maintain a B-shareholder was reached, and, in accordance with TORM's Articles of Association, both the B-share and the C-share were redeemed. Following this redemption, neither share class remains in issue, and the associated special voting rights have ceased.

At the end of 2025, the members of the Board of Directors held a total of 628,804 shares, equivalent to a total market capitalization of DKK 85.9m or USD13.4m. The Board of Directors and certain employees are limited to trading shares during a 45-day period after the publication of financial reports.

Share Price Performance

In 2025, TORM had an average of 98,428,153 A-shares outstanding. The average daily trading volume on Nasdaq in Copenhagen has been approximately 275,000 shares and approximately 800,000 shares on Nasdaq in New York. During 2025, TORM's share price on Nasdaq Copenhagen declined from DKK 138.40 to DKK 126.90, primarily reflecting a weaker USD/DKK exchange rate. On Nasdaq New York, the share price moved slightly higher from USD 19.45 to USD 19.58.

→ The 2025 share price development is available at www.torm.com/investor/share

Financial Calendar 2026

15 April 2026	Annual General Meeting
13 May 2026	First quarter 2026 results
26 August 2026	First six months 2026 results
04 November 2026	First nine months 2026 results

Investor Relations

TORM pursues a transparent and consistent dialog with investors to ensure efficient and fair pricing of our shares. The TORM share is currently covered by eight analysts, predominantly from shipping-oriented investment banks. TORM observes a three-week silent period prior to the publication of financial reports.

→ Financial reports, investor presentations, and announcements, are available at www.torm.com/investor

Share Capital

As of 31 December 2025, TORM's share capital amounted to USD 1,013,327.09 divided into 101,332,707 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 101,332,707 votes are attached to the A-shares. Only the A-shares are admitted to trading and official listing on Nasdaq in Copenhagen and Nasdaq in New York. As of 31 December 2025, TORM holds zero treasury shares.

During 2025, TORM increased our share capital by 4,012,027 A-shares as a result of the issuance of 748,569 new shares in connection with the delivery of acquired vessels and the exercise of 3,263,458 Restricted Share Units. In addition, TORM cancelled 493,371 A-shares previously held as treasury shares.

Share Pre-Emption Grant

Pursuant to TORM's Articles of Association and authorities granted at TORM plc's AGM on 15 March 2016 (2016 AGM) and updated authorities granted at TORM plc's AGM on 14 April 2020 and 11 April 2024, the Board of Directors was granted authority to allot shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of USD 4,941,465, of which the following authorizations are still active:

- Up to an aggregate nominal amount of USD 1,372,283 which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges, of which none were issued from 01 January 2020 to 31 December 2025, leaving a current authority to issue up to 137,228,300 A-shares.

- Up to an aggregate nominal amount of USD 2,345,198 in general equity issues including warrants, convertible debt, and general equity with the issue being at fair value as determined by the Board of Directors, of which USD 46,057 were issued from 11 April 2024 to 31 December

2025, leaving a current authority to issue up to 229,914,071 A-shares.

- Up to an aggregate nominal amount of USD 707,025 to Directors, officers, or employees of TORM or any of its subsidiaries of which USD 38,057 was issued from 11 April 2024 to 31 December 2025, and the Company has granted share options over a further 48,565, leaving a current authority to issue up to 62,040,317 A-shares.

Details of TORM's CEO's share scheme and any rights attached to the shares under this scheme are set out in the Directors' Remuneration Report.

Share Pre-Emption Grant
General equity issues - acquisition of vessels

	Dates	Values
Granted	April 11, 2024	2,345,198
Utilized	2024	38,571
Utilized	2025	7,486
Remaining		2,299,141

The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to TORM.

Restricted Share Units
As of 31 December 2025, 4,856,526, Restricted Share Units (RSUs) were outstanding with 3,263,458 being exercised during 2025.

Share Pre-Emption Grant
Directors, officers, and employees

	Dates	Values
Granted	April 11, 2024	USD 707,025
Utilized	Shares issued since 2024 AGM authority	USD 38,057
Utilized	Grant of remaining options	USD 48,565
Remaining		USD 620,403

In accordance with TORM's Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted certain employees RSUs in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM's shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.

Share Repurchase Grant

Share Repurchase Grant

Authority	Date	Value
Granted	April 11, 2024	18,145,867
Repurchase	Accumulated	0
Remaining	Approx. 8% of TORM's share capital excluding treasury shares	18,145,867

The directors regard the ability to repurchase issued A-shares in suitable circumstances as an important part of the financial management of TORM and therefore consider it to be desirable to have the authority to make purchases by way of off-market purchases.

Distribution Policy
On 07 March 2024, TORM amended the Distribution Policy with effect from the first quarter of 2024. With this, TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM's fleet as at the balance sheet day and ii) a discretionary element determined by the Board of Directors taking into consideration TORM's capital structure, strategic opportunities, future obligations, and market trends.

In line with the Distribution Policy, the Board of Directors has approved a dividend of USD 70.9m for the fourth quarter of 2025. The total declared distribution related to 2025 amounted to USD 212.1m. TORM's Distribution Policy for 2025 can be found on TORM's website and in the 2024 Annual Report.

Voting Rights
Each A-share carries one vote on all resolutions proposed at the General Meetings of TORM except for the election or removal of the B-Director. Until the Threshold Date (the first time at which OCM Njord Holdings S.à r.l. ("Oaktree") and its affiliates cease to beneficially own at least one third of the issued shares), the sole B-share has one vote at the General Meetings and special administrative rights, including the right to appoint the Deputy Chair of the Board of Directors. After the Threshold Date, all directors can be appointed or removed by passing an ordinary resolution. The B-shareholder has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by TORM.

TORM can only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the directors (who must include the Chair and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action.

Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the General Meetings in respect of certain Specified Matters only, including the election of members to the Board of Directors of TORM (including the Chair, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, Oaktree, must continue to hold the C-share as long as it or its affiliates beneficially own at least one third of the issued shares ("Threshold Date"). Accordingly, Oaktree may continue to operate as the TORM's controlling shareholder, even if Oaktree does not own a majority of the A-shares. Pursuant to the Articles of Association, no more than one C-share can be issued by TORM. A number of the A-shares are issued subject to restrictions on transfer ("Restricted Shares") imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (SEC) or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation.

The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority shareholders), or (ii) TORM if the B-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The B-share cannot be encumbered.

The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree's affiliates or (ii) to TORM if the C-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-share cannot be encumbered.

The B-share and the C-share do not have any rights to receive dividends or other distributions which TORM decides to pay. TORM must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by TORM.

Subsequent Events

On 06 January 2026, the Threshold Date was reached, as Oaktree and its affiliates no longer beneficially owned at least one third of the issued A-shares. Upon reaching the Threshold Date, and in accordance with the Articles of Association, TORM was required to redeem both the B-share held by SFM Trustee Limited on behalf of minority shareholders and the C-share held by Oaktree for USD 0.01 each. These shares carried no rights to dividends or other distributions and, following their redemption, were cancelled, after which no further B-shares or C-shares may be issued by TORM.

Engagement and Decision-Making

The following information forms our section 172 statement, setting out how, in performing their duties over the course of the year, directors regarded the matters set out in section 172(1) (a-f) of the UK Companies Act 2006.

Our reporting on how our stakeholders have been considered in terms of our business model and governance is integrated throughout this report. TORM's Board of Directors considers, both individually and together, that they acted in good faith and in the way they consider would be most likely to promote the success of TORM for the benefit of its members as a whole during the year ended 31 December 2025.

Why? Why is it important to engage?	How? How did Management and Directors engage?	Outcomes and Actions What was the impact of the engagement?
Shareholders		
Transparent and open shareholder communication is expected to support the markets' valuation of TORM shares and future access to capital in the equity markets.	To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings, and conference calls. TORM's Management and Directors continuously focus on leveraging the integrated One TORM platform, TORM's capital structure, TORM's ESG agenda, and product tanker market fundamentals in support of short and long-term ROIC generation with the aim of maximizing long-term value for TORM's shareholders.	TORM maintained strong and proactive engagement with the investor community throughout 2025. We issued regular stock exchange announcements and hosted open virtual presentations in connection with our quarterly earnings releases, ensuring transparency and timely communication. Our Management and Investor Relations team actively participated in a broad range of virtual and in-person meetings and presentations with investors and analysts across key financial hubs, fostering dialog and trust. In addition, we continued to prioritize tailored Investor Relations communication for retail investors, reinforcing our commitment to inclusive engagement and broad accessibility. These efforts strengthened investor confidence, enhanced market understanding of TORM's strategy and performance, and supported informed decision-making across our stakeholder base.
Employees		
TORM's employees are fundamental to enable us to do business, and their continued engagement is an integral part of the decision-making across the organization. The Board of Directors supports an open dialog between the Board and the workforce. TORM regards responsible behavior as a central part of the company, our business, and the mindset of our people.	The Board of Directors oversees the mechanisms we have in place to help ensure that employees can raise any matters of concern, how such matters are considered and, when necessary, how they are investigated through the whistleblower setup. Two employee-elected representatives attended all Board meetings as Observers. The current Observers include one office-based employee and one vessel-based employee. Observers are permitted to participate but are not permitted to formally vote on matters submitted to a vote. The Board of Directors receives and follows up on the Employee Engagement Survey performed twice a year.	→ Since 2006, TORM's Board of Directors has provided a whistleblower setup with an independent lawyer as part of the internal control system. Read more on page 91 → The Observers on TORM's Board of Directors allow TORM's employees to have a direct line of questioning to and receive feedback from the Board. Read more on page 113 → Read about TORM's engagement survey within the S1 Report on page 76

Why? Why is it important to engage?	How? How did Management and Directors engage?	Outcomes and Actions What was the impact of the engagement?

Suppliers and Customers

Managing the relationship with suppliers and customers is an integral part of the way TORM conducts business.	Beyond national and international regulation, TORM's largest customers have their own compliance criteria with which TORM and other product tanker operators must comply. Ensuring quality in everything TORM does is part of the One TORM KPI Framework. Within this framework, the Board of Directors includes a Tradability KPI ensuring that TORM vessels can meet our customers' demands. TORM encourages feedback from its customers and suppliers.	TORM has a high degree of approval by oil majors and regularly receives feedback from our customers. TORM utilizes this feedback in solving future logistical demands, understanding our customers' difficulties and requirements, and to help resolve issues each time they are encountered. → Read more about how TORM meets customer's requirements on page 13 In 2025, TORM conducted a supplier assessment to establish a baseline and understand the status of our suppliers to facilitate dialog with them about how we together can extend and improve the quality of sustainability efforts.

Lenders

Strong relationships with our banks, financial institutions, and investors support TORM's ability to be financially flexible.	TORM maintains ongoing dialog with several funding providers. TORM is engaged with lenders and potential lenders to be able to fund vessel acquisitions. TORM is also in dialog with leasing providers for operational lease funding of vessel acquisitions and for sale-and-leaseback transactions with buy-back options and no obligations to mitigate stranded asset risk. TORM is engaged with funding providers to understand ESG risks related to financing in order to be an attractive and transparent borrower.	During 2025, TORM completed general purpose financing in the Norwegian Bond market and via new syndicate and bi-lateral bank financing agreements. The majority of bank financing was completed as Revolving Credit Facilities. TORM has a stable repayment profile over the coming years with debt maturities extended to 2029. TORM maintains a strong partnership within our bank group, which consists of bilateral facilities by specialized shipping banks, leasing facilities, and nine banks participating in a syndicated facility agreement.

Why? Why is it important to engage?	How? How did Management and Directors engage?	Outcomes and Actions What was the impact of the engagement?

Regulators

As a company incorporated in the UK and listed on Nasdaq in both Copenhagen and New York, TORM must ensure that high standards required by several local regulatory bodies are met.	Through close dialog with the Management and the Committees, and through compliance systems, the Board of Directors ensures that TORM remains up to date with the latest regulatory changes. Examples of matters discussed this year by the Board of Directors or the Committees include: • IMO regulations on CO_2 emissions • Danish Shipping and the Charter for More Women in Shipping • Mærsk McKinney Møller Center for Zero Carbon Shipping as a Mission Ambassador • ESG reporting requirements • Sanctions compliance	→ TORM's Business Principles ensure that TORM is always in compliance with legislation and lives up to the commitment to responsible business practices. Read more on page 91 → Read TORM's Corporate Governance statement at www.torm.com/investor/governance/governance-documents-and-policies → Read TORM's Modern Slavery Statement at www.torm.com/investor/governance/governance-documents-and-policies → Read more about TORM's participation in Danish Shipping and the Center for Zero Carbon Shipping on page 12

Community and Environment

TORM remains committed to taking an active role in caring for communities and our environment. It is not just our shared duty, but our shared responsibility. Therefore, TORM continues the work to combat carbon, sulfur, and other emissions and remains committed to enabling quality education, as this is a matter of concern for TORM and its employees. We believe that by having all involved stakeholders work together on this, great results can be achieved.	TORM is engaged in several local and global initiatives supporting the different communities in which TORM operates. We also support efforts to combat the overarching climate issues faced by the world. Initiatives include our education foundation, our commitment to the UN SDGs 4 and 13, and our climate engagement supporting initiatives. TORM is improving our ESG reporting to gain more insight into our environmental impact and to enable enhancement opportunities in the future.	→ For information on how the TORM Philippines Education Foundation and TORM India's CSR team have been uplifting and supporting the educational development actions in local communities. Read more from page 76 → To see how TORM is actively involved in various industry collaborations supporting our ambitious journey to achieve our 2050 environmental target of zero CO_2 emissions from our operating fleet, read more from page 51 → To support TORM's ambitious CO_2 target, TORM's Management will be measured on achieving it. You can read more about TORM's ESG journey from page 51

Directors' Report

The Board of Directors is pleased to present the Annual Report on the affairs of the TORM Group for 2025, including financial statements and the auditor's report. Other disclosure requirements, which form part of the Directors' Report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors' Report.

→ Read TORM's section 172 statement on page 144

Statement of Directors' Responsibility
A Statement of Directors' Responsibility made by the Board of Directors regarding the preparation of the financial statements is required under UK-adopted International Accounting Standards.

→ Read TORM's statement of Director's Responsibility on page 149

Going Concern
→ Read TORM's going concern statement on page 27

Corporate Governance Statement
The corporate governance statement sets out how TORM complies with the UK Corporate Governance Code 2024 and includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process.

→ Read TORM's Corporate Governance Statement at www.torm.com/investor/governance/governance-documents-and-policies

→ Read a description of the composition and operation of the Board of Directors and its Committees on page 111

Other Information Included in the Strategic Report
The Strategic Report starting on page 3 provides a review of TORM's operations in 2025 and the potential future developments of those operations. Details on greenhouse gas emissions are included in the strategic report from page 12,

and details on TORM's general policy relating to recruitment, training, career development, and disabled employees are included within TORM's policies.

→ Read about the directors' regard for the need to foster TORM's business relationship with suppliers, customers, and other stakeholders on page 144

Directors and Their Interests
→ Read about the directors of TORM who served during the financial year 2025 and up to the date of signing the financial statements on page 111

→ Read about the rules relating to the appointment and the replacement of directors and the directors' powers can be found in TORM's Articles of Association www.torm.com/investor/governance/governance-documents-and-policies

→ Details of directors' interests in TORM are set out in the Remuneration Committee report from page 124

Indemnification of Directors and Insurance
TORM has not granted any indemnity for the benefit of the directors but has a general Directors' and Officers' Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and the Exchange Offer documentation related to the Corporate Reorganization.

Requirements of the Listing Rules
TORM plc is listed on Nasdaq in Copenhagen and Nasdaq in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM's Annual Report must comply with the provisions of the UK Companies Act, including provisions for EEA-listed companies.

With effect from 01 January 2021, TORM plc elected Denmark as its Home State under the Transparency Directive rules due to the implications of Brexit. Accordingly, TORM plc has complied with the guidelines laid down in the Public Statement from The European Securities and Markets Authority (ESMA32-61-1156) concerning the application of transparency requirements by UK issuers with securities

admitted to trading on regulated markets in the EU under Article 4 of the Transparency Directive, to ensure compliance and transparency in this Annual Report.

Share Capital
→ Read more about TORM's share capital within our Investor Relation section from page 141

Dividends
In line with the TORM's Distribution Policy,

Sustainability
Information about TORM's approach to sustainability risks and opportunities is set out in the Sustainability Statement starting on page 34. Also included on these pages are details on our greenhouse gas emissions.

Financial Risk Management
TORM uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates, and foreign exchange. For further information on the use of financial instruments, please see Note 23 to the financial statements. Details on financial risks are provided in the Risk Management section on page 14.

Annual General Meeting
TORM's next Annual General Meeting (AGM) will be held on 15 April 2026. The notice of the AGM, including the complete proposals, will be available on TORM's website, www.torm.com, prior to the meeting and will be available for inspection from the Company Secretary, Elemental CoSec.

Articles of Association
As per section 21 of the Companies Act 2006, TORM may only amend its Articles of Association by special resolution.

→ Read TORM's Articles of Association at www.torm.com/investor/governance/governance-documents-and-policies

Retirement, Reappointment, and Appointment of Directors

In line with TORM's Articles of Association on file at Companies House, each director, apart from the B-Director, must retire from office at the first annual general meeting after their appointment. TORM's Directors were re-elected at the 2025 Annual General Meeting and will therefore be due to retire in 2026. The terms and conditions of the appointment of Non-Executive Directors are set out in TORM's Memorandum of Terms and Conditions which, in accordance with the UK Companies Act 2006, Chapter 5, Section 228, is available for inspection from the Company Secretary, Elemental CoSec.

Payment for Loss of Office

TORM's policy in regard to payments for loss of office can be found in the Remuneration Policy.

→ Read TORM's latest Remuneration Policy at www.torm.com/investor/governance/governance-documents-and-policies

Research and Development

TORM continues to focus on optimization of assets but does not allocate specific costs to research and development.

Group Policy Compliance

TORM has implemented a comprehensive compliance program to ensure that we remain in compliance with rules and regulations related to our business activities worldwide. As part of this compliance program, all employees are required to document that they are aware of and have received all training required in relation to each compliance area.

Company Branches

The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK, the UAE, and the US. Further details on TORM's global presence are set out on page 196.

Political Donations

No political donations were made during 2025.

Significant Shareholdings

Details on significant shareholdings are set out in the Investor Information on page 141

Controlling Shareholder

As at 31 December 2025, TORM's controlling shareholder, Oaktree, owned TORM plc's sole C-share, which carries 350,000,000 votes at the General Meetings in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chair, but excluding the Deputy Chair) and certain amendments to the Articles of Association.

On 06 January 2026, David Weinstein resigned from the Board of Directors after the Company reached the threshold required to maintain a Class B common shareholder, resulting in the termination of the Class B common shareholder structure and the discontinuation of the Class B Director role. In addition, on 06 January 2026, the Board of Directors determined that the threshold date defined in the Articles (being the first time at which Oaktree and its affiliates ceased to beneficially own at least one third of the issued shares) occurred. As a direct result, the C-share was redeemed and cancelled following which the C-share right to vote 350,000,000 shares has ceased as from the threshold date.

Recent Developments and Post-Balance Sheet Events
Details of important events affecting TORM which have occurred since the end of the financial year are disclosed in Note 2 to the financial statements.

Independent Auditor

Each person who is a director at the date of approval of the Annual Report confirms that:

- As far as the Director is aware, there is no relevant audit information of which TORM's independent auditor is unaware.
- The Director has taken all reasonable steps that he or she ought to have taken as a director in order to make him or herself aware of any relevant audit information and to establish that TORM's independent auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the UK Companies Act 2006.

Statement by the Directors in Performance of their Statutory Duties in Accordance with Section 172(1) of the UK Companies Act 2006

→ Read about TORM's engagement and decision making within our Section 172 Statement from page 144

Approval
On behalf of the Board of Directors

Simon Mackenzie Smith
Chair of the Board of Directors

26 February 2026

Statement of Directors' Responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom laws and regulations as well as additional requirements for listed companies in accordance with the Danish Financial Statements Act.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the group financial statements in accordance with UK-adopted International Accounting Standards (UK-adopted IAS) as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2025 and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 "Reduced Disclosure Framework" (FRS 101). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and TORM and of the profit or loss of the Group and the Company for that period.

Due to the Company having shares listed on a regulated market in Denmark, the Annual Report and financial statements are furthermore prepared in accordance with the additional requirements of the Danish Financial Statements Act applicable to listed companies (reporting class D).

In preparing these financial statements, the Directors are required to:

- Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently.
- Make judgments and accounting estimates that are reasonable and prudent.

- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable, and understandable information.
- Provide additional disclosures when compliance with the specific requirements in UK-adopted IAS as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2025 (or in respect of the parent company financial statements, FRS 101) is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.
- In respect of the group financial statements, state whether UK-adopted IAS as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2025 have been followed, subject to any material departures disclosed and explained in the financial statements.
- In respect of the parent company financial statements state whether applicable UK Accounting Standards, including FRS 101, have been followed, subject to any material departures disclosed and explained in the financial statements.
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's and the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the Company and the Group financial statements comply with the

Companies Act 2006 as well as additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable laws and regulations, the Directors are also responsible for preparing a strategic report, Directors' report, Directors' remuneration report, and corporate governance statement that comply with that law and those regulations including additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' Responsibility Statement

We confirm that to the best of our knowledge:

- The consolidated financial statements, prepared in accordance with the Companies Act 2006 and UK-adopted International Accounting Standards as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2025, and the parent company financial statements, prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.

- The Annual Report, including the Strategic report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
- The Annual Report, taken as a whole, is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model, and strategy.
- The Sustainability Statement is prepared in accordance with the European Sustainability Reporting Standards ESRS as required by the Danish Financial Statements Act section 99a as well as article 8 in the EU Taxonomy regulation.

The Annual Report for the financial year 01 January - 31 December 2025 with the file 213800VL1H1ABVM1ZF63-2025-12-31-1.zip is prepared, in all material respects, in compliance with the ESEF Regulation (the European Single Electronic Format Regulation).

This responsibility statement was approved by the Board of Directors on 26 February 2026 and is signed on its behalf by:

Jacob Meldgaard

Executive Director

SAFE HARBOR STATEMENT AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should," and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this annual report are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including "trade wars" and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis' attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including

market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers. In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as

described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Financial Statements

Consolidated Financial Statements

Parent Company Financial Statements

Other

Consolidated Income Statement
01 January-31 December 2025

USDm	Note	2025	2024	2023
Revenue	3,4	1,339.5	1,559.2	1,520.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		-421.6	-418.5	-430.3
Operating expenses	5	-252.4	-245.1	-216.0
Profit from sale of vessels	27	19.0	51.3	50.4
Administrative expenses	5,6	-113.8	-95.6	-82.9
Other operating income and expenses		0.1	-0.5	6.3
Depreciation and amortization	9,10,11	-214.5	-192.0	-149.3
Operating profit (EBIT)		**356.3**	**658.8**	**698.6**
Financial income	7	13.3	24.8	14.3
Financial expenses	7	-74.4	-74.1	-60.9
Profit before tax		**295.2**	**609.5**	**652.0**
Tax	8	-9.2	2.0	-4.0
Net profit for the year		**286.0**	**611.5**	**648.0**
Net profit for the year attributable to:				
TORM plc shareholders		285.3	612.5	648.3
Non-controlling interest		0.7	-1.0	-0.3
Net profit for the year		**286.0**	**611.5**	**648.0**
Earnings per share for TORM plc shareholders				
Basic earnings per share (USD)	30	2.91	6.54	7.75
Diluted earnings per share (USD)	30	2.85	6.36	7.48

Consolidated Statement of Comprehensive Income
01 January-31 December 2025

USDm	2025	2024	2023
Net profit for the year	**286.0**	**611.5**	**648.0**
Other comprehensive income/(loss):			
Items that may be reclassified to profit or loss:			
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	0.9	-0.6	—
Fair value adjustment on hedging instruments	1.1	7.1	3.1
Fair value adjustment on hedging instruments transferred to income statement	-13.9	-19.7	-22.0
Tax on other comprehensive income	3.9	2.6	4.6
Items that may not be reclassified to profit or loss:			
Remeasurements of net pension and other post-retirement benefit liability or asset	—	-0.1	—
Other comprehensive income/(loss) after tax	**-8.0**	**-10.7**	**-14.3**
Total comprehensive income for the year	**278.0**	**600.8**	**633.7**
Total comprehensive income for the year attributable to:			
TORM plc shareholders	277.0	601.9	634.1
Non-controlling interest	1.0	-1.1	-0.4
Total comprehensive income for the year	**278.0**	**600.8**	**633.7**

Consolidated Balance Sheet
As of 31 December 2025

USDm	Note	2025	2024	2023
ASSETS				
Intangible assets				
Goodwill	9,12	1.8	1.7	1.8
Other intangible assets	9	4.0	2.0	1.8
Total intangible assets		**5.8**	**3.7**	**3.6**
Tangible fixed assets				
Land and buildings	10,11	9.7	8.1	5.5
Vessels and capitalized dry-docking	10,11,12,20	2,792.2	2,826.7	2,070.2
Prepayments on vessels	10	14.1	—	86.0
Other non-current assets under construction		3.4	4.6	4.2
Other plant and operating equipment	10	2.5	3.3	4.4
Total tangible fixed assets		**2,821.9**	**2,842.7**	**2,170.3**
Financial assets				
Investments in joint ventures		—	0.1	0.1
Loan receivables		4.4	4.5	4.5
Deferred tax asset	8	0.3	3.1	0.4
Other investments		2.7	0.2	—
Total financial assets		**7.4**	**7.9**	**5.0**
Total non-current assets	3	**2,835.1**	**2,854.3**	**2,178.9**
Inventories	13	66.5	68.4	61.7
Trade receivables	14	214.7	183.9	211.0
Other receivables	15	23.7	59.6	60.5
Prepayments	16	39.1	12.2	15.2
Cash and cash equivalents incl. restricted cash	31	163.5	291.2	295.6
Current assets excluding assets held for sale		**507.5**	**615.3**	**644.0**
Assets held for sale	27	24.4	—	47.2
Total current assets		**531.9**	**615.3**	**691.2**
TOTAL ASSETS		**3,367.0**	**3,469.6**	**2,870.1**

USDm	Note	2025	2024	2023
EQUITY AND LIABILITIES				
Equity				
Common shares	17	1.0	1.0	0.9
Share premium		110.2	271.0	260.0
Treasury shares	17	—	-4.2	-4.2
Hedging reserves		6.6	15.5	25.6
Translation reserves		-0.2	-0.8	-0.4
Other reserves		296.1	320.0	—
Retained profit		1,788.9	1,471.5	1,382.2
Equity attributable to TORM plc shareholders		**2,202.6**	**2,074.0**	**1,664.1**
Non-controlling interest		—	0.8	1.9
Total equity		**2,202.6**	**2,074.8**	**1,666.0**
Liabilities				
Non-current tax liability related to held-over gains	8	45.2	45.2	45.2
Deferred tax liability	8	0.2	0.3	3.6
Borrowings	11,19,20,22	714.3	1,061.0	886.9
Other non-current liabilities	18	3.3	2.9	3.0
Total non-current liabilities		**763.0**	**1,109.4**	**938.7**
Borrowings	11,19,20,22	288.8	165.3	172.7
Trade payables	22	41.0	50.0	43.1
Current tax liabilities		0.3	0.7	0.6
Other liabilities	18,22	68.3	61.3	45.2
Provisions		0.7	0.6	0.5
Prepayments from customers		2.3	7.5	3.3
Total current liabilities		**401.4**	**285.4**	**265.4**
Total liabilities		**1,164.4**	**1,394.8**	**1,204.1**
TOTAL EQUITY AND LIABILITIES		**3,367.0**	**3,469.6**	**2,870.1**

Consolidated Statement of Changes in Equity
01 January-31 December 2025

USDm	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2023	**0.8**	**167.6**	**-4.2**	**39.9**	**-0.5**	**—**	**1,297.8**	**1,501.4**	**2.3**	**1,503.7**
Comprehensive income/loss for the year:										
Net profit/(loss) for the year	—	—	—	—	—	—	648.3	648.3	-0.3	648.0
Other comprehensive income/(loss) for the year[2]	—	—	—	-18.9	0.1	—	—	-18.8	-0.1	-18.9
Tax on other comprehensive income	—	—	—	4.6	—	—	—	4.6	—	4.6
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**-14.3**	**0.1**	**—**	**648.3**	**634.1**	**-0.4**	**633.7**
Capital increases [3]	0.1	92.6	—	—	—	—	—	92.7	—	92.7
Transaction costs of capital increase	—	-0.2	—	—	—	—	—	-0.2	—	-0.2
Share-based compensation	—	—	—	—	—	—	22.5	22.5	—	22.5
Dividends paid	—	—	—	—	—	—	-586.4	-586.4	—	-586.4
Total changes in equity 2023	**0.1**	**92.4**	**—**	**-14.3**	**0.1**	**—**	**84.4**	**162.7**	**-0.4**	**162.3**
Equity as of 31 December 2023	**0.9**	**260.0**	**-4.2**	**25.6**	**-0.4**	**—**	**1,382.2**	**1,664.1**	**1.9**	**1,666.0**
Comprehensive income/loss for the year:										
Net profit/(loss) for the year	—	—	—	—	—	—	612.5	612.5	-1.0	611.5
Other comprehensive income/(loss) for the year [2]	—	—	—	-12.7	-0.4	—	-0.1	-13.2	-0.1	-13.3
Tax on other comprehensive income	—	—	—	2.6	—	—	—	2.6	—	2.6
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**-10.1**	**-0.4**	**—**	**612.4**	**601.9**	**-1.1**	**600.8**
Capital increase [3]	0.1	331.6	—	—	—	—	—	331.7	—	331.7
Transaction costs of capital increase	—	-0.6	—	—	—	—	—	-0.6	—	-0.6
Capital reduction [4]	—	-320.0	—	—	—	320.0	—	—	—	—
Share-based compensation	—	—	—	—	—	—	30.2	30.2	—	30.2
Dividends paid	—	—	—	—	—	—	-553.3	-553.3	—	-553.3
Total changes in equity 2024	**0.1**	**11.0**	**—**	**-10.1**	**-0.4**	**320.0**	**89.3**	**409.9**	**-1.1**	**408.8**
Equity as of 31 December 2024	**1.0**	**271.0**	**-4.2**	**15.5**	**-0.8**	**320.0**	**1,471.5**	**2,074.0**	**0.8**	**2,074.8**

Consolidated Statement of Changes in Equity
01 January-31 December 2025

USDm	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2025	**1.0**	**271.0**	**-4.2**	**15.5**	**-0.8**	**320.0**	**1,471.5**	**2,074.0**	**0.8**	**2,074.8**
Comprehensive income/(loss) for the year:										
Net profit/(loss) for the year	–	–	–	–	–	–	285.3	285.3	0.7	286.0
Other comprehensive income/(loss) for the year [2]	–	–	–	-12.8	0.6	–	–	-12.2	0.3	-11.9
Tax on other comprehensive income	–	–	–	3.9	–	–	–	3.9	–	3.9
Total comprehensive income/(loss) for the year	**–**	**–**	**–**	**-8.9**	**0.6**	**–**	**285.3**	**277.0**	**1.0**	**278.0**
Capital increases [3]	–	19.3	–	–	–	–	–	19.3	–	19.3
Transaction costs of capital increase	–	-0.1	–	–	–	–	–	-0.1	–	-0.1
Capital reduction [5]	–	-180.0	–	–	–	180.0	–	–	–	–
Treasury share cancellation [1]	–	–	4.2	–	–	-4.2	–	–	–	–
Share-based compensation	–	–	–	–	–	–	34.1	34.1	–	34.1
Dividends paid	–	–	–	–	–	-199.7	–	-199.7	–	-199.7
Total changes in equity 2025	**–**	**-160.8**	**4.2**	**-8.9**	**0.6**	**-23.9**	**319.4**	**130.6**	**1.0**	**131.6**
Transactions with non-controlling interests	–	–	–	–	–	–	-2.0	-2.0	-1.8	-3.8
Equity as of 31 December 2025	**1.0**	**110.2**	**–**	**6.6**	**-0.2**	**296.1**	**1,788.9**	**2,202.6**	**–**	**2,202.6**

1) Please refer to Note 17 for further information on treasury shares.
2) Please refer to "Consolidated Statement of Comprehensive Income".
3) Please refer to Note 17 for further information on capital increases during the year.
4) The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequently approved by the court, in order to create additional distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) potential share buybacks should it be desirable to do so.
5) The Share premium reserve was reduced by USD 180.0m, as decided at the Annual General Meeting on 16 April 2025 and subsequently approved by the court, in order to create additional distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) potential share buybacks should it be desirable to do so.

Consolidated Cash Flow Statement
01 January-31 December 2025

USDm	Note	2025	2024	2023
Cash flow from operating activities				
Net profit for the year		286.0	611.5	648.0
Adjustments:				
Profit from sale of vessels		-19.0	-51.3	-50.4
Depreciation and amortization	9,10	214.5	192.0	149.3
Financial income	7	-13.3	-24.8	-14.3
Financial expenses	7	74.4	74.1	60.9
Tax expenses/(income)	8	9.2	-2.0	4.0
Other non-cash movements	28	41.4	22.9	14.5
Interest received and realized exchange gains		11.9	24.8	14.3
Interest paid and realized exchange losses		-70.0	-66.9	-66.0
Income taxes paid		-2.7	-1.3	-3.1
Change in inventories, receivables and payables, etc.	28	-33.5	47.8	47.8
Net cash flow from operating activities		**498.9**	**826.8**	**805.0**

USDm	Note	2025	2024	2023
Cash flow from investing activities				
Investment in tangible fixed assets [1]		-308.5	-582.4	-509.7
Investment in intangible fixed assets		-1.8	-1.1	-0.6
Sale of tangible fixed assets	27	143.8	130.6	166.4
Change in restricted cash		13.9	10.8	-26.7
Net cash flow from investing activities		**-152.6**	**-442.1**	**-370.6**
Cash flow from financing activities				
Proceeds, borrowings	19	338.0	419.4	676.4
Repayment, borrowings	19	-567.7	-256.3	-585.4
Vessel lease extinguishment prepayment		-29.1	—	—
Dividends paid		-199.7	-553.3	-586.4
Capital increase [1]	17	2.3	12.5	6.2
Transaction costs share issue		-0.1	-0.6	-0.2
Transactions with non-controlling interests		-3.8	—	—
Net cash flow from financing activities		**-460.1**	**-378.3**	**-489.4**
Net cash flow from operating, investing, and financing activities		**-113.8**	**6.4**	**-55.0**
Cash and cash equivalents as of 01 January		271.9	265.5	320.5
Cash and cash equivalents as of 31 December		**158.1**	**271.9**	**265.5**
Restricted cash as of 31 December	31	5.4	19.3	30.1
Cash and cash equivalents, including restricted cash as of 31 December		**163.5**	**291.2**	**295.6**

1) In 2025, capital increase amounted to USD 19.3m (2024: USD 331.7m, 2023: USD 92.7m) including a USD 17.0m (2024: USD 319.2m, 2023: USD 86.5m) non-cash share issues in relation to the acquisition of 1 (2024: 19, 2023: 5) vessels. Please refer to Note 18 for further reference.

Notes to the Consolidated Financial Statements



NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Overview of Business

TORM plc is a shipping company that primarily owns and operates a fleet of product tankers and is engaged in the marine engineering industry. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726, and its registered address is 4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom ("UK") .Unless otherwise indicated, the terms "TORM plc" and "Parent Company" refers solely to TORM plc and the terms "we", "us", "our", the "Company", and the "Group" refer to TORM plc and its consolidated subsidiaries which include TORM A/S.

TORM plc is listed on Nasdaq in Copenhagen, Denmark, under the symbol "TRMD A", on Nasdaq in New York, the United States, under the symbol "TRMD", as well as having bonds listed on Oslo Stock Exchange, Norway.

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards ("UK-adopted IAS") and with the provisions of the Companies Act 2006. The consolidated financial statements are also prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the European Union ("EU"), as applied to financial periods beginning on or after 01 January 2025 and additional disclosure requirements for listed companies (class D) in accordance with the Danish Financial Statements Act.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, except where fair value accounting is specifically required by IFRS.

The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.

Going Concern

As of 31 December 2025, TORM's available liquidity including undrawn and committed facilities was USD 562.3m, including a total cash position of USD 163.5m (including restricted cash of USD 5.4m). TORM's net interest-bearing debt was USD 848.4m, and the net loan-to-value ratio was 29.4% (Tanker segment only). Further information on TORM's objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in financial statement Note 24.

TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in its loan facilities, details available in financial statement Note 2.

A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM's base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

→ The principal risks and uncertainties facing TORM are set out on pages 14 - 17

In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meets the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities' minimum-security values in the period. In the reverse stress case, with TCE rates significantly below the lowest rolling four-quarter average observed since 2000 on each vessel class basis accompanied by a corresponding decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.

NOTE 1 - continued

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 March 2027. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 31 March 2027. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

Adoption of New or Amended IFRS Standards

IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC). TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for 2025:

- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability

For the new standards and amendments, it is assessed that application of these effective on 01 January 2025 has not had any accounting or disclosure impact on the consolidated financial statements in 2025.

The below have been issued by the IASB and adopted by the UK and the EU but have not yet come into effect for consolidated financial statements of 2025.

- Annual Improvements to IFRS Accounting Standards - Volume 11 (January 2026)
- Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments (January 2026)
- Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature dependent Electricity (January 2026)
- IFRS 18 Presentation and Disclosure in Financial Statements (January 2027)

The below have been issued by the IASB and not yet adopted by the UK and the EU and not yet come into effect:

- IFRS 19 Subsidiaries without Public Accountability: Disclosures (January 2027)
- IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014 (deferred indefinitely)

TORM has assessed the accounting standards and interpretations above and TORM does not expect the new standards to have any material impact on neither TORM's figures nor the disclosures, except IFRS 18.

IFRS 18 introduces new requirements for presentation within the consolidated income statement, including specified totals and subtotals. Furthermore, it is required to classify all income and expenses within the consolidated income statement into one of five categories: operating, investing, financing, income taxes and discontinued operations.

The standard also requires disclosure of management-defined performance measures, subtotals of income and expenses, which will have a limited impact as TORM already disclose alternative performance measures.

TORM expects only limited impact from IFRS 18 on the consolidated income statement primarily related to reclassification of interest income from cash and cash equivalents, certain financial expenses and exchange rate differences into the respective operating and investing categories of the consolidated income statement with a similar impact on the consolidated cash flow statement from these items.

In addition, financial items arising from financing facilities will be reclassified into the financing activities of the consolidated cash flow statement.

NOTE 1 - continued

Accounting Policies

The Group's material Accounting Policy information is provided below in combination with the accounting policies described in each of the individual notes to the consolidated financial statements as outlined in the following notes:

- Segment reporting
- Revenue from contracts with customers
- Staff costs
- Intangible assets
- Tangible fixed assets
- Leasing
- Impairment
- Inventories
- Financial items
- Trade receivables
- Tax
- Other liabilities
- Borrowings
- Derivative financial instruments
- Earnings per share

Consolidation Principles

The consolidated financial statements comprise the financial statements of the parent company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:

- Power over the investee
- Exposure, or rights, to variable returns from its involvement with the investee
- The ability to use its power over the investee to affect the amounts of the investor's returns

TORM reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

- The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
- Potential voting rights held by the Company, other vote holders, or other parties
- Rights arising from other contractual arrangements
- Any additional facts and circumstances which indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders' meetings

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.

NOTE 1 - continued

Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

The consolidated financial statements are prepared using consistent accounting policies and eliminating intercompany transactions, balances, and shareholdings as well as gains and losses on transactions between the consolidated entities.

Foreign Currencies

The functional currency of all significant entities, including subsidiaries and associated companies, is United States Dollars (USD) because the Company's vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company's most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income" and "Financial expenses".

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the exchange rate for each transaction, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component in "Other comprehensive income". On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

NOTE 1 - continued

Income Statement

Port expenses, bunkers, and commissions and other costs of goods and services sold
Port expenses, bunker fuel consumption, commissions, and other costs of goods sold are recognized as incurred. To the extent that the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.

Gains and losses on forward bunker contracts, forward freight agreements (FFA) as well as write-down for losses on trade receivables are included in this line.

Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses, and tonnage duty, are expensed as incurred.

Profit from sale of vessels
Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.

Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses, and other expenses relating to administration, are expensed as incurred.

Other operating expenses and income
Other operating expenses primarily comprise management fees paid to commercial and technical managers for managing the fleet, profits and losses deriving from the disposal of fixed assets other than vessels as well as claims and disputes provisions.

Depreciation and impairment losses and reversals of impairment losses
Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

Subsequent reversal of impairment losses is recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historical impairment losses.

NOTE 1 - continued

Balance Sheet

Financial assets
Financial assets are initially recognized on the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Investments in joint ventures
Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM's share of the profit or loss in the joint venture. When TORM's share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend
Interim dividends are recognized when paid. Any year-end dividend is recognized as a liability at the date of approval at the AGM.

Other non-current liabilities
Other non-current liabilities consist of long-term employee-related liabilities related to the frozen Danish holiday funds in connection with the transition to the new Danish Holiday Act. TORM has elected to keep the holiday funds until the employees, covered at the transition date, reach the age of retirement. The liability is remeasured annually based on an index rate published by the Holiday Allowance fund.

Trade payables
Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost.

Deferred income
Deferred income relates to amounts received from customers in advance of the related performance obligations being satisfied.

NOTE 1 - continued

Cash flow statement

The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e. how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with "Net profit/(loss) for the year".

Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with "Net profit/(loss) for the year", non-cash items are reversed, and actual payments are included. Further, the change in working capital is taken into account.

Cash flow from investing activities comprises the cash used or received in the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares, dividends paid to shareholders.

Cash and cash equivalents including restricted cash comprise cash and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents including restricted cash at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet. The restricted cash balance relates to cash provided as security for initial margin calls and negative market values on derivatives as well as a sale and leaseback transaction prepayment to be released upon delivery of the vessel.

Critical Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires the Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires the Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. The Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

The Management also makes various accounting judgments in the preparation of the consolidated financial statements which can affect the amounts recognized.

Judgments

The Management has assessed that TORM has two cash-generating units (CGUs), being the Tanker Fleet and the Marine Engineering cash-generating units. The Tanker Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated via the One TORM platform collectively as a combined internal pool, employed principally in the spot market, and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Tanker Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Tanker Fleet can handle multiple sizes of cargo and sail all seas and oceans, over both shorter and long distances. The Tanker Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in prior years with chemical trading capability are operated as all other product tanker vessels and thus included in the Tanker Fleet CGU.

NOTE 1 - continued

In addition, the activities within the Marine Engineering segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Tanker Fleet from serving the existing external customer base of the Marine Engineering segment.

Estimates

Carrying amounts of vessels

The Company evaluates the carrying amounts of the vessels to determine if events have occurred which would require a modification of their carrying amounts. The recoverable amount of vessels is reviewed based on events or changes in circumstances which would indicate that the carrying amount of its vessels might not be recoverable.

In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs of disposal and the value in use.

The Management assesses indicators of impairment that include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, and any other adverse impacts from current economic, environmental, and geopolitical uncertainty, as well as the carrying amount of the net assets against the market capitalization.

The fair value less cost of disposal of the vessels is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.

The assessment of the value in use is based on projection of future discounted cash flows related to the vessels which is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates.

All these factors have been historically volatile, especially the freight rates. The carrying amounts of TORM's vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future change, an impairment write-down or reversal of impairment may be required.

For more information refer to Note 12.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

Liquidity and Capital Resources

As of 31 December 2025, TORM's cash and cash equivalents, including restricted cash totaled USD 163.5m (2024: USD 291.2m, 2023: USD 295.6m), and undrawn and committed credit facilities as listed below amounted to USD 398.8m (2024: USD 323.6m, 2023: USD342.5).

TORM has the following debt facilities as of 31 December 2025.

Debt Facility	Maturity	Outstanding amount 2025 (USDm)	Outstanding amount 2024 (USDm)	Outstanding amount 2023 (USDm)
Senior Unsecured Bonds	2029	200.0	200.0	—
Syndicated Facilities 2023	Repaid	—	160.0	224.0
Syndicated Facilities 2025	2030	248.1	—	—
Danish Ship Finance Facility 2020	2031	211.0	245.6	192.6
ING Facility 2023	2029	44.8	51.4	57.9
HCOB Facility 2023	Repaid	—	—	31.2
HCOB Facility 2024	2031	43.8	87.5	—
KfW Facility 2019	2032	28.8	31.8	34.8
Credit Agricole Facility 2025	2031	68.6	—	—
Other credit facilities	2026	3.0	1.8	4.8
Total		**848.1**	**778.1**	**545.3**

In 2025, TORM signed an Amendment and Restatement of the Syndicated Facilities agreement whereby the existing vessels were refinanced and the company received commitment to finance additional 17 vessels that were previously leased and being repurchased. Until the end of 2025, ten out of the 17 vessels were redelivered to TORM and utilized in this facility. The new Syndicated Facilities agreement has an extension option until 2031 that can be exercised in 2026. In 2025, TORM also signed a new facility agreement with Credit Agricole to finance five vessels that were previously leased and being repurchased. Until the end of 2025, four out of the five vessels were redelivered to TORM and utilized in this facility. In addition to the scheduled repayments, TORM made repayments to HCOB and reduced the facility due to the sale of older vessels. As of 31 December 2025, the scheduled minimum payments on mortgage debt and bank loans in 2026 amount to USD 128.2m.

NOTE 2 - continued

TORM has the following undrawn facilities as of 31 December 2025.

Undrawn Facility	Maturity	Undrawn amount 2025 (USDm)	Undrawn amount 2024 (USDm)	Undrawn amount 2023 (USDm)
Syndicated Facilities 2025 - RCF	2030	285.0	—	—
Credit Agricole Facility 2025 - RCF	2031	68.6	—	—
HCOB Facility 2024 - RCF	2031	45.2	74.1	—
Syndicated Facilities 2023 - RCF	Cancelled	—	100.0	100.0
Syndicated Facilities 2024 - RCF	Cancelled	—	149.5	—
HCOB Facility 2023 - RCF	Cancelled	—	—	24.9
DSF Additional Facility	Cancelled	—	—	52.6
Syndicated Bridge to Bond Facility	Cancelled	—	—	165.0
Total		**398.8**	**323.6**	**342.5**

In 2025, TORM combined the Syndicated 2023 RCF and the Syndicated 2024 RCF into one revolving credit facility as part of the Amendment and Restatement of the Syndicated Facilities. TORM also has a new revolving credit facility with Credit Agricole as part of the new facility agreement. The amount of this revolving credit facility will increase following the refinancing on the last vessel in January 2026. During 2025, the revolving credit facility with HCOB was reduced due to sold vessels.

TORM has the following lease facilities as of 31 December 2025.

Lease Facility	Maturity	Outstanding amount 2025 (USDm)	Outstanding amount 2024 (USDm)	Outstanding amount 2023 (USDm)
Bocomm Leasing Facilities 2019-2021	2026	28.9	135.6	148.9
Springliner Leases	2026	21.9	25.0	27.9
China Development Bank Financial Leasing	Repaid	—	136.5	149.0
China Merchant Bank Financial Leasing	2026	106.7	159.5	195.8
Total		**157.5**	**456.6**	**521.6**

In 2025, TORM exercised purchase options on 22 vessels and financed 14 vessels delivered within the year with mortgage debt. TORM repurchased nine vessels from China Development Bank Financial Leasing and one vessel from China Merchant Bank Financial Leasing. In 2025, TORM repurchased four out of five vessels from Bocomm Leasing.

NOTE 2 - continued

TORM manages its capital structure for the Group as a whole in order to support our spot-based vessel employment profile. This is done through a conservative leverage, a strong liquidity position and limited off-balance sheet commitments. TORM continously stress tests the capital structure and liquidity position as well as prepares cash flow forecasts to make sure the capital structure remains robust to potential risks. Besides the liquidity position, the main considerations are loan-to-value ratio, Distribution Policy, CAPEX commitments, terms and sources of funding vessel investments, hedging of financial market risks and fleet employment strategy, hereunder entering into FFA contracts.

On March 2024, TORM amended the Distribution Policy with effect from the first quarter of 2024. With this TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM's fleet as at the balance sheet day and ii) a discretionary element determined by the Board taking into consideration TORM's capital structure, strategic opportunities, future obligations and market trends.

TORM's debt facilities include financial covenants related to:

- Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
- Minimum security value (loan-to-value for individual borrowings)
- Equity ratio (minimum level)

Financial covenants should be complied with on a daily basis, and is reported to counterparties on a quarterly basis. During 2025, 2024 and 2023, TORM did not have any covenant breaches, and the Management has assessed that a covenant breach in the near future is remote. Please refer to Note 19 for further information on facilities with financial covenants.

NOTE 2 - continued

Subsequent Events

On 06 January 2026, Hafnia Limited completed the previously announced purchase of approximately 14.2 million TORM A-shares, representing 13.97% of the Company's issued share capital at 31 December 2025. Following the transaction, and as Oaktree's shareholding had fallen below one third of the issued A-shares prior to completion, the special governance rights attached to the Company's B-share and C-share lapsed in accordance with the Articles of Association, and both shares were formally redeemed in early January 2026. These events occurred after the reporting date and do not give rise to adjustments to the consolidated financial statements for the year ended 31 December 2025.

In January 2026, TORM delivered TORM Maren, which was held for sale as at 31 December 2025, to new owners.

In January and February 2026, TORM Houston and TORM Emilie were repurchased from sale-and-leaseback owners following the exercise of purchase options called by TORM in the end of 2025. The remaining six vessels for which purchase options were also called in the end of 2025 will be repurchased from sale-and-leaseback owners during the remaining part of the first half of 2026.

During January and February 2026, TORM took delivery of one 2018-build MR vessel, TORM Fortune, and one 2016-build LR2 vessel, TORM Helga.

In January 2026, TORM made an amendment and restatement to the Syndicate Facilities 2025 to finance eight vessel acquisitions entered into during the second half of 2025, increasing the total commitment by USD 158.9m. As of the date of this report, drawdowns have been made for seven of the eight vessel. The maturity of the Syndicate Facilities 2025 remains unchanged.

TORM's Board of Directors has on the date of this report declared an interim dividend for the fourth quarter 2025 of USD 0.70 per share to be paid to shareholders corresponding to an expected total dividend payment of USD 70.9m. The distribution for the quarter is equivalent to 82% of net profit and reflects the Distribution Policy. The payment date is 25 March 2026 to all shareholders on record as of 12 March 2026, and the ex-dividend date is 11 March 2026 for the shares listed on Nasdaq OMX Copenhagen and 12 March 2026 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 31 December 2025 and there are no tax consequences.

NOTE 3 – SEGMENT

Segment Reporting - Consolidated Income Statement

USDm	2025				2024				2023			
	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total
Revenue	1,314.2	37.2	-11.9	1,339.5	1,544.0	29.6	-14.4	1,559.2	1,491.4	48.0	-19.0	1,520.4
Port expenses, bunkers, and commissions	-404.5	–	–	-404.5	-409.2	–	–	-409.2	-407.6	–	–	-407.6
Other cost of goods and services sold	–	-24.6	7.5	-17.1	–	-18.5	9.2	-9.3	–	-36.6	13.9	-22.7
Operating expenses	-253.1	–	0.7	-252.4	-245.6	–	0.5	-245.1	-216.4	–	0.4	-216.0
Profit from sale of vessels	17.8	–	1.2	19.0	51.3	–	–	51.3	50.4	–	–	50.4
Administrative expenses	-106.5	-7.3	–	-113.8	-87.9	-7.7	–	-95.6	-76.5	-6.4	–	-82.9
Other operating income and expenses	–	0.1	–	0.1	-0.6	0.1	–	-0.5	6.0	0.3	–	6.3
Depreciation and amortization	-213.5	-1.0	–	-214.5	-191.2	-0.8	–	-192.0	-148.2	-1.1	–	-149.3
Operating profit (EBIT)	**354.4**	**4.4**	**-2.5**	**356.3**	**660.8**	**2.7**	**-4.7**	**658.8**	**699.1**	**4.2**	**-4.7**	**698.6**
Financial income	13.1	0.2	–	13.3	24.7	0.1	–	24.8	14.3	–	–	14.3
Financial expenses	-74.2	-0.2	–	-74.4	-73.9	-0.2	–	-74.1	-60.5	-0.4	–	-60.9
Profit before tax	**293.3**	**4.4**	**-2.5**	**295.2**	**611.6**	**2.6**	**-4.7**	**609.5**	**652.9**	**3.8**	**-4.7**	**652.0**
Tax	-8.5	-0.7	–	-9.2	2.5	-0.5	–	2.0	-4.0	–	–	-4.0
Net profit for the year	**284.8**	**3.7**	**-2.5**	**286.0**	**614.1**	**2.1**	**-4.7**	**611.5**	**648.9**	**3.8**	**-4.7**	**648.0**

The eliminations above represent revenue and other costs of goods and services sold from the installation of scrubbers and related services performed by the Marine Engineering entities on tanker vessels within the Tanker segment. All revenue from the Tanker segment is derived from external customers.

USDm	2025	2024	2023
Geographical allocation of revenue			
UK	68.7	88.9	88.0
All other countries	1,270.8	1,470.3	1,432.4
Total	**1,339.5**	**1,559.2**	**1,520.4**

Below is presented the countries contributing more than 10% of TORM's revenue.

Countries contributing more than 10% of TORM's revenue	2025		2024		2023	
	USDm	% of total	USDm	% of total	USDm	% of total
Switzerland	205.4	15.3 %	264.3	17.0 %	242.5	16.0 %
United States	199.1	14.9 %	243.1	15.6 %	182.7	12.0 %
United Arab Emirates	–	– %	160.5	10.3 %	–	– %

Revenue is allocated to countries based on the customer's ultimate parent domicile.

NOTE 3 – continued

Segment Reporting - Consolidated Balance Sheet

USDm	2025 Tanker segment	2025 Marine Engineering segment	2025 Inter-segment elimination	2025 Total	2024 Tanker segment	2024 Marine Engineering segment	2024 Inter-segment elimination	2024 Total	2023 Tanker segment	2023 Marine Engineering segment	2023 Inter-segment elimination	2023 Total
ASSETS												
Intangible assets												
Goodwill	–	1.8	–	1.8	–	1.7	–	1.7	–	1.8	–	1.8
Other intangible assets	1.6	2.4	–	4.0	1.1	0.9	–	2.0	0.9	0.9	–	1.8
Total intangible assets	**1.6**	**4.2**	**–**	**5.8**	**1.1**	**2.6**	**–**	**3.7**	**0.9**	**2.7**	**–**	**3.6**
Tangible fixed assets												
Land and buildings	7.7	2.0	–	9.7	8.1	–	–	8.1	4.9	0.6	–	5.5
Vessels and capitalized dry-docking	2,806.8	–	-14.6	2,792.2	2,843.9	–	-17.2	2,826.7	2,081.7	–	-11.5	2,070.2
Prepayments on vessels	14.1	–	–	14.1	–	–	–	–	86.0	–	–	86.0
Other non-current assets under construction	–	3.4	–	3.4	–	4.8	-0.2	4.6	–	4.5	-0.3	4.2
Other plant and operating equipment	1.4	1.1	–	2.5	2.1	1.2	–	3.3	3.3	1.1	–	4.4
Total tangible fixed assets	**2,830.0**	**6.5**	**-14.6**	**2,821.9**	**2,854.1**	**6.0**	**-17.4**	**2,842.7**	**2,175.9**	**6.2**	**-11.8**	**2,170.3**
Financial assets												
Investments in joint ventures	–	–	–	–	0.1	–	–	0.1	0.1	–	–	0.1
Loan receivables	4.4	–	–	4.4	4.5	–	–	4.5	4.5	–	–	4.5
Deferred tax asset	0.3	–	–	0.3	3.1	–	–	3.1	0.4	–	–	0.4
Other investments	2.7	–	–	2.7	0.2	–	–	0.2	–	–	–	–
Total financial assets	**7.4**	**–**	**–**	**7.4**	**7.9**	**–**	**–**	**7.9**	**5.0**	**–**	**–**	**5.0**
Total non-current assets	**2,839.0**	**10.7**	**-14.6**	**2,835.1**	**2,863.1**	**8.6**	**-17.4**	**2,854.3**	**2,181.8**	**8.9**	**-11.8**	**2,178.9**
Inventories	63.8	2.7	–	66.5	62.6	5.8	–	68.4	58.0	3.7	–	61.7
Trade receivables	209.8	4.9	–	214.7	179.1	4.8	–	183.9	206.2	5.0	-0.2	211.0
Other receivables	16.9	6.8	–	23.7	54.7	4.9	–	59.6	58.8	1.7	–	60.5
Prepayments	38.4	0.7	–	39.1	11.6	0.6	–	12.2	10.7	4.5	–	15.2
Cash and cash equivalents incl. restricted cash	155.6	7.9	–	163.5	284.9	6.3	–	291.2	290.7	4.9	–	295.6
Current assets excluding assets held for sale	**484.5**	**23.0**	**–**	**507.5**	**592.9**	**22.4**	**–**	**615.3**	**624.4**	**19.8**	**-0.2**	**644.0**
Assets held for sale	24.4	–	–	24.4	–	–	–	–	47.2	–	–	47.2
Total current assets	**508.9**	**23.0**	**–**	**531.9**	**592.9**	**22.4**	**–**	**615.3**	**671.6**	**19.8**	**-0.2**	**691.2**
TOTAL ASSETS	**3,347.9**	**33.7**	**-14.6**	**3,367.0**	**3,456.0**	**31.0**	**-17.4**	**3,469.6**	**2,853.4**	**28.7**	**-12.0**	**2,870.1**

NOTE 3 – continued

Segment Reporting - Consolidated Balance Sheet

USDm	2025 Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	2024 Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	2023 Tanker segment	Marine Engineering segment	Inter-segment elimination	Total
EQUITY AND LIABILITIES												
Total equity	2,196.5	18.4	-12.3	2,202.6	2,072.9	11.7	-9.8	2,074.8	1,661.3	9.9	-5.2	1,666.0
Liabilities												
Non-current tax liability related to held-over gains	45.2	–	–	45.2	45.2	–	–	45.2	45.2	–	–	45.2
Deferred tax liability	–	0.2	–	0.2	–	0.3	–	0.3	3.3	0.3	–	3.6
Borrowings	712.8	1.5	–	714.3	1,060.8	0.2	–	1,061.0	884.0	2.9	–	886.9
Other non-current liabilities	2.7	0.6	–	3.3	2.3	0.6	–	2.9	2.2	0.8	–	3.0
Total non-current liabilities	760.7	2.3	–	763.0	1,108.3	1.1	–	1,109.4	934.7	4.0	–	938.7
Borrowings	285.2	3.6	–	288.8	163.5	1.8	–	165.3	169.7	3.0	–	172.7
Trade payables	38.8	2.2	–	41.0	46.2	3.8	–	50.0	39.6	3.4	–	43.0
Current tax liabilities	0.1	0.2	–	0.3	0.4	0.3	–	0.7	0.6	–	–	0.6
Other liabilities	66.6	1.7	–	68.3	60.7	0.6	–	61.3	44.8	0.5	-0.1	45.2
Provisions	–	0.7	–	0.7	–	0.6	–	0.6	–	0.6	–	0.6
Prepayments from customers	–	4.6	-2.3	2.3	4.0	11.1	-7.6	7.5	2.7	7.3	-6.7	3.3
Total current liabilities	390.7	13.0	-2.3	401.4	274.8	18.2	-7.6	285.4	257.4	14.8	-6.8	265.4
Total liabilities	1,151.4	15.3	-2.3	1,164.4	1,383.1	19.3	-7.6	1,394.8	1,192.1	18.8	-6.8	1,204.1
TOTAL EQUITY AND LIABILITIES	3,347.9	33.7	-14.6	3,367.0	3,456.0	31.0	-17.4	3,469.6	2,853.4	28.7	-12.0	2,870.1
Non-current asset additions during the year:												
Other intangible assets	0.9	1.7	–	2.6	0.5	0.5	–	1.0	0.6	–	–	0.6
Land and buildings	2.1	2.4	–	4.5	5.6	–	–	5.6	4.4	–	–	4.4
Vessels and capitalized dry-docking	297.0	–	1.4	298.4	798.5	–	-5.8	792.7	520.4	–	-4.0	516.4
Prepayments on vessels	17.5	–	–	17.5	111.5	–	–	111.5	86.0	–	–	86.0
Other non-current assets under construction	–	–	–	–	–	0.4	-0.2	0.2	–	4.5	-0.3	4.2
Other plant and operating equipment	0.8	0.2	–	1.0	0.7	0.6	–	1.3	1.1	0.2	–	1.3
Total non-current asset additions	318.3	4.3	1.4	324.0	916.8	1.5	-6.0	912.3	612.5	4.7	-4.3	612.9

NOTE 3 - continued

The Company's non-current assets are based on domicile of the legal entity ownership in the following countries:

USDm	2025	2024	2023
UK	499.0	357.2	0.2
Denmark	1,411.1	1,604.2	1,746.6
Singapore	835.8	799.7	336.7
USA	76.8	76.0	79.8
Other countries	7.7	9.7	10.6
Non-current assets	**2,830.4**	**2,846.8**	**2,173.9**

Accounting Policies

The segmentation is based on the Group's internal management and reporting structure. The Group has two operating segments, the Tanker segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel, and naphtha, and the Marine Engineering segment for which the services provided primarily comprise developing and producing advanced and green marine equipment.

Transactions between the segments are based on market-related prices and are eliminated at Group level.

TORM considers the global product tanker market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment for the Tanker segment. Further, the internal management reporting does not provide geographical information for either the Tanker segment or the Marine Engineering segment. Consequently, geographical segment information on revenue from external customers or non-current segment assets for the Tanker segment or the Marine Engineering segment are not provided.

NOTE 4 — REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2025	2024	2023
Disaggregation of revenue			
Transportation of oil products and chemicals	1,314.2	1,544.0	1,491.4
Scrubbers and related services	18.7	9.1	21.7
Welding and mounting	4.3	4.9	5.3
Others	2.3	1.2	2.0
Total revenue	**1,339.5**	**1,559.2**	**1,520.4**
Tanker segment	1,314.2	1,544.0	1,491.4
Marine Engineering segment	37.2	29.6	48.0
Intersegment elimination	-11.9	-14.4	-19.0
Total revenue	**1,339.5**	**1,559.2**	**1,520.4**

USDm	2025	2024	2023
Customer contract balances			
Trade receivables	214.7	183.9	211.0
Customer contract assets[1]	1.6	2.4	2.5
Customer contract liabilities[2]	-2.3	-7.5	-3.4
Total	**214.0**	**178.8**	**210.1**

1) Recognized in prepayments.
2) Recognized in prepayments from customers.

Refer to Note 14 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, USD 2.4m was recognized relating to customer contracts entered in 2024 (2024: USD 2.5m relating to 2023, 2023: USD 3.0m relating to 2022). Customer contract liabilities primarily relate to prepaid charter hire and prepayments received by customers in connection with scrubber installations. The change in customer contract liabilities during the year is primarily caused by a change in prepaid charter hire of USD 4.0m.

Accounting policies
Revenue
Income is recognized in the income statement when:

- The income generating activities have been carried out on the basis of a binding agreement
- The income can be measured reliably
- It is probable that the economic benefits associated with the transaction will flow to the Company

Revenue comprises freight, charter hire, and demurrage revenue from the vessels as well as Marine Engineering revenue. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Freight revenue including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge).

NOTE 4 - continued

The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date because the customer receives the benefit during the voyage as it is provided.

Cross-over voyages
For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 97% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. For cross-over voyages, an estimate of incurred demurrage is recognized at the balance sheet date.

The Company receives the demurrage payment upon reaching final agreement on the amount, which could be up to approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Marine Engineering revenue
Some of the Group's contracts with customers relate to the sale of marine engineering equipment with installation services. Customers obtain control of the marine engineering equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine engineering equipment when the goods are delivered to and have been accepted by the customers.

Revenue is thus recognized upon the customers obtaining control. There is generally only one performance obligation related hereto.

A warranty provision is recognized for expected repair costs related to warranty claims for sold marine engineering equipment within the standard warranty period of one year. These provisions are recognized when the equipment is sold and are based on historical experience. The warranty provision estimates are updated annually.

NOTE 5 – STAFF COSTS

Employee Information
Staff costs included in operating expenses relate to the 105 seafarers employed under Danish contracts (2024: 109, 2023:105).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2025	2024	2023
Total staff costs			
Staff costs included in operating expenses	9.9	9.6	8.6
Staff costs included in administrative expenses	87.4	77.3	69.3
Total	**97.3**	**86.9**	**77.9**
Staff costs comprise the following			
Wages and salaries	55.3	47.3	46.9
Share-based compensation	34.1	30.3	23.0
Pension costs	4.7	4.2	3.8
Other social security costs	0.6	0.4	1.4
Other staff costs	2.6	4.7	2.8
Total	**97.3**	**86.9**	**77.9**
Average number of permanent employees			
Seafarers	105	109	105
Land-based	529	498	468
Total	**634**	**607**	**573**

At the end of 2025 TORM has a pool of 3,804 (2024: 3,677, 2023: 3,271) seafarers.

The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts in 2025 was 1,753 (2024: 1,721, 2023: 1,625).

Total seafarers' costs in 2025 were USD148.7m (2024: USD 141.4m, 2023: USD 127.1m), which is included in "Operating expenses" of which USD138.8m (2024: USD 131.8m, 2023: USD 118.5m) pertains to cost for seafarers on board vessels on short term contracts and USD 9.9m (2024: USD 9.6m, 2023: USD 8.6m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

NOTE 5 - continued

USD '000	2025	2024	2023
Non-Executive Board and Committee remuneration, short term			
Christopher H. Boehringer	231	212	214
David N. Weinstein	257	217	219
Göran Trapp	200	163	164
Annette Malm Justad	229	163	164
Total	**917**	**755**	**761**

Executive Management

USD '000	Salary	Taxable benefits	Annual performance bonus	Share-based payment	Total
Executive Management remuneration					
Jacob Meldgaard					
2023, TORM A/S[1]	1,119	40	1,277	–	**2,436**
2023, TORM plc[1]	77	–	–	4,383	**4,460**
2024, TORM A/S[1]	1,141	40	1,233	–	**2,414**
2024, TORM plc[1]	76	–	–	5,530	**5,606**
2025, TORM A/S[1]	1,233	42	1,393	–	**2,668**
2025, TORM plc[1]	80	–	–	6,574	**6,654**

1) Paid by legal entity as noted.

Senior Management Team
The aggregated compensation expensed by the Group to the three (2024: three, 2023: three) other members of the Senior Management Team in 2025 (excluding CEO Jacob Meldgaard) was USD 10.5m (2024: USD 9.5m, 2023: USD 7.5m), which includes an aggregate of USD 0.2m (2024: USD 0.1m, 2023: USD 0.1m) allocated for pensions (defined contribution plans) and share-based payment of USD 8.2m (2023: USD 7.5m, 2022: USD 6.0m) for these individuals.

LTIP element of CEO Jacob Meldgaard's remuneration package 2025:

Grant Date	Ordinary 29-Mar-23	Retention 29-Mar-23	Ordinary 07-Mar-24	Ordinary 06-Mar-25	Retention 23-Sep-25
RSU LTIP grant[1]	255,200	300,000	255,200	255,200	500,000
Exercise price per share	DKK 220.60	USD 0.01	DKK 258.40	DKK 162.38	USD 0.01
RSU grant value assuming 100% vesting	USD 2.5m	USD 10.7m	USD 1.9m	USD 0.7m	USD 9.1m

NOTE 5 - continued

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as an expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For voluntary leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSUs shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs). There are no performance conditions associated with this grant of RSUs.

Refer to Long-Term Incentive Program – restricted share units granted to the Executive Director in the remuneration report for further information. RSUs granted to the CEO vest in equal installments over three years.

Vested RSUs may be exercised for a period of 360 days from each vesting date. Details of the CEO's awards and interests in Restricted Share Units are set out in the remuneration report.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards as there are no performance conditions associated with this grant of RSUs.

As detailed in announcement no. 9 issued on 29 March 2023, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 01 January 2024. The exercise price for each RSU is DKK 220.6, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2022 Annual Report plus a 15% premium adjusted for the dividend payment related to TORM's fourth quarter 2022 results. Vested RSUs may be exercised for a period of 360 days from each vesting date. In addition to the RSUs granted above, the CEO is granted a total of 300,000 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 01 March 2026. As stated in Company Announcement No. 21, the Board of Directors has resolved to accelerate the vesting date to 07 November 2025.

As detailed in announcement no. 9 issued on 7 March 2024, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 1 January 2025. The exercise price for each RSU is DKK 258.4 corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2023 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

As detailed in announcement no. 2 issued on 6 March 2025, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 1 January 2026. The exercise price for each RSU is DKK 162.4 corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2024 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date. In addition to the RSUs granted above, as detailed in announcement no. 21 issued on 23 September 2025, the CEO is granted a total of 500,000 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 1 October 2028.

NOTE 5 - continued

Long-term employee benefit obligations

The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel, including the CEO. The RSUs granted entitle the holder to acquire one TORM A-share.

The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2025	2024	2023
Outstanding as of 01 January	4,456.6	4,417.7	2,424.0
Granted during the period[1]	4,597.6	1,506.4	3,136.6
Exercised during the period	-3,263.5	-1,345.4	-1,137.6
Expired/forfeited during the period	-934.2	-122.1	-5.3
Outstanding as of 31 December	**4,856.5**	**4,456.6**	**4,417.7**
Exercisable as of 31 December	**—**	**—**	**—**

1) Includes additional 1,158,938 (2024: 36,259, 2023: 0) RSUs granted in 2025 to adjust for the impact of dividends on the share price in accordance with the original terms of the grant. No modifications to the terms of the grant in the RSU program have occurred.

In 2023, the Board of Directors agreed to grant a total of 1,248,153 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 220.6. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2023 was determined using the Black-Scholes model and amounts to USD 10.8m. The average remaining contractual life for the restricted shares as of 31 December 2023 was 1.5 years and as of 31 December 2024 was 1 year and as of 31 December 2025 was 0.0 year. In addition to the RSUs granted above, the other management is granted a total of 1,333,222 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 1 March 2026. As stated in Company Announcement No. 21, the Board of Directors has resolved to accelerate the vesting date to 07 November 2025. The fair value of the options in the Additional Retention Program granted in 2023 was determined using the Black-Scholes model and amounts to USD 40.4m.

In 2024, the Board of Directors agreed to grant a total of 1,214,986 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 258.4. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2024 was determined using the Black-Scholes model and amounts to USD 8.1m. The average remaining contractual life for the restricted shares as of 31 December 2024 was 1.5 years and as of 31 December 2025 was 1 year.

In 2025, the Board of Directors agreed to grant a total of 1,326,087 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 162.38. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2025 was determined using the Black-Scholes model and amounts to USD 3.3m. The average remaining contractual life for the restricted shares as of 31 December 2025 is 1.5 years. In addition to the RSUs granted above, the other management is granted a total of 1,293,434 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 1 October 2028. The fair value of the options in the Additional Retention Program granted in 2025 was determined using the Black-Scholes model and amounts to USD 18.7m.

NOTE 5 - continued

Accounting Policies

Employee benefits
Wages, salaries, social security contributions, holiday and sick leave, bonuses, and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the Accounting Policy for share-based payment.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share-based payments
The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares which will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

NOTE 6 — REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY'S ANNUAL GENERAL MEETING

The remuneration of the auditor is required to be presented as follows:

USDm	2025	2024	2023
Audit fees			
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.2	1.2	1.2
Audit of the Company's subsidiaries pursuant to legislation	0.1	0.1	0.1
Total audit fees	**1.3**	**1.3**	**1.3**
Non-audit fees			
Audit-related services	0.4	0.5	0.1
Others	0.3	0.5	0.1
Total non-audit fees	**0.7**	**1.0**	**0.2**
Total	**2.0**	**2.3**	**1.5**

Under SEC regulations, the remuneration of the auditor of USD 2.0m (2024: USD 2.3m, 2023: USD 1.5m) is required to be presented as follows: Audit fees USD 1.6m (2024: USD 1.8m, 2023: USD 1.4m), audit-related fees USD 0.4m (2024: USD 0.5m, 2023: USD 0.1m), tax fees USD 0.0m (2024: USD 0.0m, 2023: USD 0.0m), and all other fees USD 0.0m (2024: USD 0.0m, 2023: USD 0.0m.).

TORM's Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 7 – FINANCIAL ITEMS

USDm	2025	2024	2023
Financial income			
Interest income from cash and cash equivalents, including restricted cash [1]	11.1	24.5	14.2
Exchange rate adjustments, including gain from forward exchange rate contracts	0.3	–	–
Other financial income	1.9	0.3	0.1
Total	**13.3**	**24.8**	**14.3**
Financial expenses			
Interest expenses on borrowings [1]	68.3	69.7	55.6
Financial expenses arising from lease liabilities regarding right-of-use assets	0.8	0.6	0.5
Exchange rate adjustments, including loss from forward exchange rate contracts	–	0.7	0.4
Commitment fee	3.3	1.9	1.3
Amortization of interest rate swaps	1.3	1.7	2.2
Ineffectiveness on interest rate swaps	-0.8	-1.5	-2.4
Other financial expenses	1.5	1.0	3.3
Total	**74.4**	**74.1**	**60.9**
Total financial items	**-61.1**	**-49.3**	**-46.6**

1) Interest for financial assets and liabilities not at fair value through profit and loss.

Accounting Policies

Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received, and other financial income. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses
Financial expenses comprise interest expenses, financing costs of leases liabilities, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities, and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate.

NOTE 8 – TAX

USDm	2025	2024	2023
Tax on profit for the year			
Current tax for the year	1.4	1.0	0.6
Adjustments related to previous years	-0.3	-1.1	–
Adjustment of deferred tax	6.7	-3.2	2.2
Income tax charge for the year	**7.8**	**-3.3**	**2.8**
Tonnage tax charge for the year	1.4	1.3	1.2
Total	**9.2**	**-2.0**	**4.0**

The net movement in deferred tax of USD 6.7m for the year ended 31 December 2025 consists of the reversal of the recognised deferred tax assets on account for corporate interest restriction and carry forward of losses. . TORM has unutilized corporate interest restriction (CIR) balance of USD 22.2m (2024: USD 3.2m, 2023: USD 2.1m) and unabsorbed tax losses of USD 38.7m as on 31 December 2025 (2024: USD 28.4m, 2023: USD 21.0m). TORM has not recognised deferred tax assets on USD 60.9m (2024: USD 2.2m, 2023: USD 2.2m) out of unutilized CIR and unabsorbed tax losses of which trading losses of USD 2.2m (2024: USD 2.2m, 2023: USD 2.2m) resulted prior to 2017 that may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. The Group has elected to participate in the Danish, UK and US tonnage tax regime. The Danish and UK tonnage regime participation is binding until 2034.

The Group expects to participate in the tonnage tax regimes after the binding period and, as a minimum, to maintain an investment and activity level equivalent to that at the time of entering the tonnage tax scheme.

Under the different tonnage tax regimes that TORM is subject to, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:

- The net tonnage of the vessels used to generate the income from shipping activities
- A rate applicable to the specific net tonnage of the vessels based on a sliding scale

Corporate income tax is primarily levied on the Group's non-vessel-related activities. The effective tax rate of the Group is 3.2% (2024: 0.3%, 2023: 0.6%). Net deferred tax liability in relation to activities outside the tonnage tax regime amounts to USD 2.2m.

NOTE 8 – continued

USDm	2025	2024	2023
Deferred tax assets			
Deferred tax assets related to Corporate Interest Restriction	1.0	1.7	0.5
Deferred tax assets related to trading losses	1.0	6.9	5.1
Other temporary differences	0.3	0.4	–
Deferred tax assets before offset	**2.3**	**9.0**	**5.6**
Offset against deferred tax liabilities from Corporate Interest Restriction	-1.0	–	-0.5
Offset against deferred tax liabilities from trading losses	-1.0	–	-4.7
Offset from tax liabilities	–	-5.9	–
Deferred tax assets, net as of 31 December	**0.3**	**3.1**	**0.4**
Deferred tax liabilities			
Deferred tax liabilities arising from changes in equity	2.0	5.9	8.5
Other temporary differences	0.2	0.3	0.3
Deferred tax liabilities before offset	**2.2**	**6.2**	**8.8**
Offset from tax assets	–	–	-5.2
Offset against tax liabilities arising from changes in equity	-2.0	-5.9	–
Deferred tax liabilities in the balance sheet	**0.2**	**0.3**	**3.6**

Deferred tax assets and liabilities are offset and reported net where appropriate within territories.

Deferred tax at the balance sheet date have been measured using the appropriate enacted tax rates and are reflected in these financial statements and all deferred tax movements arise from the origination and reversal of temporary differences.

Deferred tax assets are recognized to the extent that the realization of the relaxed tax benefit through future taxable profits is probable..

The deferred tax liability is derived from temporary differences between the accounting and tax values of derivative financial instruments of USD 2.0m (2024: USD 5.9m, 2023: USD 8.5m).

NOTE 8 – continued

USDm	2025	2024	2023
Non-current tax liability related to held-over gains			
Balance as of 31 December	45.2	45.2	45.2

The non-current tax liability related to held-over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels which came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held-over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to the end of it's useful life and sold for scrap.

If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme. The Management considers this to be a remote scenario.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

Accounting Policies
Pillar Two Tax Effects
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. Under the legislation, the parent company will be required to pay, in UK, top-up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15%. The main jurisdictions in which exposures to this tax may exist include Denmark, Singapore and the US.

As the majority of these companies' revenue consists of international shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carve out described in Article 3.3.

TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Based on our fiscal year for 2025, the Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbour assessment concluding that we expect to be eligible for the Transitional CbCR Safe Harbour in a majority of jurisdictions in which we are present. As of 31 December 2025, the calculated top-up tax does not have a material impact on our financial result.

Tax
Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12 as well as tonnage tax related to the Group's vessels for the year. The income tax charge for the year includes adjustments relating to previous years and the change in deferred tax for the year. However, income tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax is calculated at the income tax rates which are expected to apply in the period when the liability is settled or the asset is realized, based on the laws which have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items. No deferred tax is recognized related to assets and liabilities, including vessels which are subject to tonnage tax.

NOTE 8 – continued

Income tax balances

The expected income tax payable on the taxable profits for the year is classified as current tax in the balance sheet. Income taxes expected to fall due after more than one year are classified as non-current liabilities or assets in the balance sheet. Income tax is measured using tax rates enacted or substantially enacted at the balance sheet date and includes any adjustment to tax payable in respect of previous years. Current and non-current income tax balances are not discounted.

NOTE 9 – INTANGIBLE ASSETS

USDm	2025	2024	2023
GOODWILL			
Cost:			
Balance as of 01 January	13.1	13.2	13.2
Exchange rate adjustments	0.1	-0.1	–
Balance as of 31 December	**13.2**	**13.1**	**13.2**
Impairment:			
Balance as of 01 January	11.4	11.4	11.4
Balance as of 31 December	**11.4**	**11.4**	**11.4**
Carrying amount	**1.8**	**1.7**	**1.8**

The carrying amount of goodwill was allocated to the Marine Enginering cash-generating unit in 2022.

USDm	2025	2024	2023
OTHER INTANGIBLE ASSETS			
Cost:			
Balance as of 01 January	3.9	2.8	2.3
Exchange rate adjustments	0.3	–	–
Additions	2.6	1.1	0.5
Transfer from other items	5.0	–	–
Disposals	-0.1	–	–
Balance as of 31 December	**11.7**	**3.9**	**2.8**
Amortization:			
Balance as of 01 January	1.9	1.0	0.4
Amortization for the year	1.5	0.9	0.6
Transfer from other items	4.4	–	–
Disposals	-0.1	–	–
Balance as of 31 December	**7.7**	**1.9**	**1.0**
Carrying amount	**4.0**	**2.0**	**1.8**

NOTE 9 - continued

Accounting Policies

Goodwill

Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities and is recognized as an asset under intangible assets. For each business combination, TORM elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is not amortized as it is considered to have an indefinite useful life, but the recoverable amount of goodwill is assessed annually. For impairment testing purposes, goodwill is on initial recognition allocated to the cash generating unit expected to benefit from the synergies of the combination. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss for goodwill is not reversed in a subsequent period.

Other Intangible Assets

Other intangible assets consist of software and customer list acquired in connection with the Marine Exhaust Technology A/S acquisition. Other intangible assets are measured at cost less accumulated amortization and impairment losses. Other intangible assets are considered as having finite useful lives and are amortized on a straight-line basis over:

- Software: 3 years
- Customer list: 7 years

NOTE 10 – TANGIBLE FIXED ASSETS

USDm	2025	2024	2023
LAND AND BUILDINGS			
Cost:			
Balance as of 01 January	17.6	14.6	12.0
Exchange rate adjustment	-0.1	-0.2	-0.2
Additions	4.5	5.6	4.4
Disposals	-7.5	-2.4	-1.6
Balance as of 31 December	**14.5**	**17.6**	**14.6**
Depreciation:			
Balance as of 01 January	9.5	9.1	8.2
Exchange rate adjustment	—	0.2	—
Disposals	-7.5	-2.3	-1.6
Depreciation for the year	2.8	2.5	2.5
Balance as of 31 December	**4.8**	**9.5**	**9.1**
Carrying amount as of 31 December	**9.7**	**8.1**	**5.5**

NOTE 10 - continued

USDm	2025	2024	2023
VESSELS AND CAPITALIZED DRY-DOCKING			
Cost:			
Balance as of 01 January	3,500.9	2,622.1	2,421.2
Additions	298.4	792.7	476.0
Disposals	-29.7	-20.7	-31.9
Transferred from prepayments	3.4	197.5	40.6
Transferred to assets held for sale	-221.9	-90.7	-283.8
Balance as of 31 December	**3,551.1**	**3,500.9**	**2,622.1**
Depreciation:			
Balance as of 01 January	660.6	536.3	543.8
Disposals	-29.7	-20.7	-31.9
Depreciation for the year	209.1	186.7	143.7
Transferred to assets held for sale	-91.7	-41.7	-119.3
Balance as of 31 December	**748.3**	**660.6**	**536.3**
Impairment:			
Balance as of 01 January	13.6	15.6	21.5
Transferred to assets held for sale	-3.0	-2.0	-5.9
Balance as of 31 December	**10.6**	**13.6**	**15.6**
Carrying amount as of 31 December	**2,792.2**	**2,826.7**	**2,070.2**

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 132.8m (2024: USD 108.2m, 2023: USD 75.1m).

Included in the carrying amount for "Vessels and capitalized dry-docking" are vessels on time charter leases (as lessor) in the amount of USD 242.1m (2024: USD 395.5m, 2023: USD 169.8m). Please refer to Note 22 for expected redelivery of the vessels.

In 2025 TORM took delivery of 1 (2024: 19, 2023: 5) vessel in connection with partly share-based transactions for a total purchase price of USD 34.0m (2024: USD 864.5m, 2023: USD 173.0m). The fair value of the vessels is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.

NOTE 10 - continued

USDm	2025	2024	2023
PREPAYMENTS ON VESSELS			
Cost:			
Balance as of 01 January	—	86.0	—
Additions	17.5	111.5	126.6
Transferred to vessels	-3.4	-197.5	-40.6
Balance as of 31 December	**14.1**	**—**	**86.0**
Carrying amount as of 31 December	**14.1**	**—**	**86.0**

USDm	2025	2024	2023
OTHER PLANT AND OPERATING EQUIPMENT			
Cost:			
Balance as of 01 January	5.9	11.2	10.5
Adjustments to prior years	4.0	—	—
Exchange rate adjustment	—	-0.1	—
Additions	1.0	1.3	1.3
Disposals	-1.5	-6.5	-0.6
Transfers	-5.0	—	—
Balance as of 31 December	**4.4**	**5.9**	**11.2**
Depreciation:			
Balance as of 01 January	2.6	6.8	4.9
Adjustments to prior years	4.0	—	—
Exchange rate adjustment	—	-0.1	—
Disposals	-1.4	-5.9	-0.6
Depreciation for the year	1.1	1.8	2.5
Transfers	-4.4	—	—
Balance as of 31 December	**1.9**	**2.6**	**6.8**
Carrying amount as of 31 December	**2.5**	**3.3**	**4.4**

For information on assets provided as collateral security, please refer to Note 20. Please refer to Note 12 for information on impairment testing.

NOTE 10 - continued

Accounting Policies

Vessels
Vessels consist of owned vessels and vessels financed via sale and leaseback transactions. Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Costs comprise acquisition costs and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. In partly share-based acquisitions, vessels are measured at fair value at the delivery date, where the purchase price is compared to valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels and adjusted if a material difference is identified. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life. Different drivers such as TORM's short and long-term climate targets, the revised IMO's Green House Gas Strategy, and other new regulation and policies with increased focus on carbon reduction on both short and long-term impact the determination of the estimated useful life. Considering the different drivers, TORM estimates the useful life to be 25 years for newbuildings - in line with previous years and with what is used by other shipowners with comparable tonnage. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the recycling prices per ton. TORM has completed phasing in green recycling prices in the calculation of residual values by applying a weighted average of green recycling and conventional recycling prices, while using a three-year average to limit volatility. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans.

TORM also evaluates the carrying amounts to determine if events have occurred which indicate impairment and would require a modification of the carrying amounts at the reporting date. Prepayment on vessels is measured at costs incurred.

Dry-docking
Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs, and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation thereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

NOTE 10 - continued

Prepayments on vessels
Prepayments consist of prepayments related to the purchase of second-hand vessels not yet delivered and to newbuilding contracts for vessels not yet delivered which also include the share of borrowing costs directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line "Vessels and capitalized dry-docking".

Land and buildings and other plant and operating equipment
Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment, and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset's carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are:

- Land and buildings
- Office buildings: Over the shorter of the remaining leasing term and the estimated useful life
- Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life
- Other plant and operating equipment:
- Company cars: Over the lease term, typically 3 years
- IT equipment: 3–5 years
- Software: 3–5 years
- Other equipment 3–15 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by the Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.

Assets held for sale
Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms which are usual and customary for sales of such assets, and when its sale is highly probable. The Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell. Gains are recognized on delivery to the new owners in the income statement in the item "Profit from sale of vessels". Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item "Impairment losses on tangible and intangible assets".

NOTE 11 – LEASING

TORM leases office buildings, some vehicles, and other administrative equipment. Except for short-term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to Note 10.

As of 31 December 2025, TORM had recognized the following right-of-use assets:

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2025	17.6	1.2
Exchange rate adjustments	-0.1	0.1
Additions	4.5	0.1
Disposals	-7.5	-0.1
Balance as of 31 December 2025	**14.5**	**1.3**
Depreciation:		
Balance as of 01 January 2025	9.5	0.7
Exchange rate adjustment	–	0.1
Disposals	-7.5	-0.1
Depreciation for the year	2.8	0.2
Balance as of 31 December 2025	**4.8**	**0.9**
Carrying amount as of 31 December 2025	**9.7**	**0.4**

NOTE 11 - continued

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2024	14.6	1.5
Exchange rate adjustments	-0.2	—
Additions	5.6	—
Disposals	-2.4	-0.3
Balance as of 31 December 2024	**17.6**	**1.2**
Depreciation:		
Balance as of 01 January 2024	9.1	0.7
Exchange rate adjustments	0.2	—
Disposals	-2.3	-0.3
Depreciation for the year	2.5	0.3
Balance as of 31 December 2024	**9.5**	**0.7**
Carrying amount as of 31 December 2024	**8.1**	**0.5**

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2023	12.0	1.3
Exchange rate adjustments	-0.2	0.1
Additions	4.4	0.1
Disposals	-1.6	—
Balance as of 31 December 2023	**14.6**	**1.5**
Depreciation:		
Balance as of 01 January 2023	8.2	0.4
Exchange rate adjustments	—	-0.1
Disposals	-1.6	—
Depreciation for the year	2.5	0.4
Balance as of 31 December 2023	**9.1**	**0.7**
Carrying amount as of 31 December 2023	**5.5**	**0.8**

NOTE 11 - continued

The table below describes the nature of the Group's leasing activities by type of right-of-use assets recognized on the balance sheet as of 31 December 2025:

	Land and buildings	Other plant and operating equipment
No. of right-of-use assets leased	16	7
Range of remaining term	0 - 5 years	0 - 3 years
Average remaining lease term	3.7 years	1 years
No. of leases with extension options	11	5
No. of leases with options to purchase	0	0
No. of leases with termination options	9	5

Lease liabilities regarding right-of-use assets are included on the balance sheet under "Borrowings".

USDm	2025	2024	2023
Maturity analysis - contractual undiscounted cash flow			
Less than one year	3.6	3.1	2.9
One to five years	8.4	7.2	4.7
Total undiscounted lease liabilities as of 31 December	**12.0**	**10.3**	**7.6**
Lease liabilities included under "Borrowings" as of 31 December	**10.7**	**8.6**	**6.6**
Non-current	7.7	6.4	4.1
Current	3.0	2.2	2.5

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

Lease payments not recognized as a liability
TORM has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low-value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Cash outflow for leases
The total cash outflow for leases amounts to USD 3.6m (2024: USD 3.6m, 2023: USD 3.2m.

NOTE 11 - continued

Accounting policies

TORM assesses whether a contract is or contains a lease at inception of the contract and recognizes right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short-term leases and leases of low value. For these leases, TORM recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Agreements to charter in vessels and to lease land and buildings and other plant and operating equipment for which TORM substantially has the control are recognized on the balance sheet as right-of-use assets and initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently the right-of-use assets are measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated and written down under the same accounting policy as the assets owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet under "Borrowings" and initially measured at the present value of the lease payments that are not paid at the commencement date. The Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Leases to charter out vessels are classified as operating leases as the leases are short-term in nature and usually less than one year. Chartered-out vessels are presented as part of Vessels and capitalized dry-docking. Please refer to Note 6. The lease income is recognized in the income statement on a straight-line basis over the lease term.

Following a sale transaction, for agreements to immediately charter in the related vessels (sale and leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership including repurchase options at lower value that the initial sales price, the proceeds received are presented as a financial liability in "Borrowings". No gain or loss is recorded, and the asset remains recognized on the balance sheet under Vessels and capitalized dry-docking.

NOTE 12 – IMPAIRMENT TESTING

The Management of TORM has assessed that TORM has two CGUs being the Tanker Fleet and the Marine Engineering cash-generating unit.

The Tanker Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Tanker Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Tanker Fleet is relatively homogenous with a very high degree of interoperability. The Tanker Fleet includes a few MR vessels with chemical trading capability, which are operated as all other tanker vessels.

The Marine Engineering segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Tanker Fleet from serving the existing external customer base of the Marine Engineering segment.

Tanker Fleet

As of 31 December 2025 and 31 December 2024, the Management has assessed indicators of impairment that include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty. Vessel values from two internationally recognized shipbrokers were on average 12.8% (2024: 26.0%) above the carrying value of the vessels in the Tanker Fleet CGU, supporting the carrying amount. Consequently, the Management did not determine the recoverable amount of the CGU as no indicators were identified.

Generally, fluctuations in product tanker vessel values are driven by shifts in global trade patterns, freight rate volatility, and changes in the effective supply of tankers. Geopolitical events such as sanctions or disruptions to key transit routes can quickly tighten or loosen available tonnage, influencing asset prices. Additionally, movements of vessels between clean product and dirty trades also reshape supply dynamics, creating periods of scarcity or oversupply.

As of 31 December 2023, the assessment of the recoverable amount of the Tanker Fleet was based on the fair value less cost of disposal.

USDm	Recoverable amount			Excess values (recoverable amount less carrying amount) [1]		
	2025	2024	2023	2025	2024	2023
Tanker Fleet [2]	N/A	N/A	3,495.0	N/A	N/A	952.1
Total	N/A	N/A	3,495.0	N/A	N/A	952.1

1) Included in the excess value is the outstanding installments for purchased not delivered vessels.
2) No impairment losses and reversals was incurred in 2025, 2024 and 2023.

31 December 2025 and 31 December 2024

As noted above, the recoverable amount of the Tanker Fleet CGU was not determined as no indicators of impairment were identified. Additionally, no impairment was recognized during 2025 and 2024 in connection with disposal of individual vessels as set out in Note 10.

NOTE 12 - continued

31 December 2023

As of 31 December 2023, the assessment of the recoverable amount of the Tanker Fleet is based on the fair value less cost of disposal of the vessels. The recoverable amount of the Tanker Fleet as of 31 December 2023 amounts to USD 3,495.0m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.

We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Tanker Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 102 and TCFD pages 87-89 in the Annual Report for 2023. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO_2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

Based on this review, the Management concluded that as of 31 December 2023 assets within the Tanker Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by USD 952.1m.

No impairment was recognized during 2023 in connection with disposal of individual vessels as set out in Note 8 in the Annual Report 2023.

Marine Engineering

The assessment of the recoverable amount of the Marine Engineering cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 20.4m, (2024: USD 28.6m, 2023: USD 9.8m). compared to the carrying amount. No impairment of goodwill was recognized.

Accounting Policies

Impairment of assets

Non-current assets are reviewed at the reporting date to determine any indication of impairment including a significant decline in either the assets' market value, increase in market rates of return, or in the cash flows expected to be generated by the fleet. At least annually, or if impairment indicator(s) exists, an impairment test on a CGU level will be performed. A CGU is determined as the smallest group of assets that generates independent cash inflows. An asset/CGU is impaired if the recoverable amount is below the carrying amount.

The recoverable amount of the CGU is estimated as the higher of fair value less costs of disposal and value in use. The value in use is the present value of the future cash flows expected to be derived from a CGU, utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the CGU is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

For the purpose of assessing impairment, assets, time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

NOTE 13 – INVENTORIES

USDm	2025	2024	2023
Bunkers	41.1	46.1	49.3
Lubeoil	11.0	10.9	8.5
EU Emission Allowances	11.7	5.6	0.2
Other	2.7	5.8	3.7
Balance as of 31 December	66.5	68.4	61.7

During 2025, bunker inventories of USD 247.2m (2024:USD 278.2m, 2023: USD 272.4m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.

During 2025, lubeoil inventories of USD 8.8m (2024: USD 8.1m, 2023: USD 7.5m) were recognized as an expense in Operating expenses.

During 2025, EU Emission Allowances inventories of USD 10.3m (2024: USD 5.0m, 2023: USD 0.0m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.

During 2025, other inventories of USD 17.1m (2024: USD 9.3m, 2023: USD 22.7m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.

Accounting Policies

Inventories consist of bunkers, lubeoil, EU Emission Allowances and other inventories.

Bunkers, lubeoil and other inventories are stated at the lower of cost in accordance with the FIFO-principle and net realizable value. Cost of bunkers and lubeoil includes expenditure incurred in acquiring bunkers and lubeoil including delivery costs less discounts. The cost of other inventories consists of raw materials and components based on direct costs, direct payroll costs and a proportionate share of indirect production costs. Indirect production costs include the proportionate share of capacity costs directly relating hereto, which are allocated on the basis of the normal capacity of the production facility.

At 01 January 2024, the EU Emission Trading System was extended to maritime transport emissions, where shipping companies must surrender allowances to cover emissions related to EU port calls. EU Emission Allowances are purchased in connection with TORM's cargo transportation only, similar to a tax on purchase of bunkers. TORM has no intention of selling or trading the allowances.

In the absence of any specific IFRS standards or IFRIC interpretations on accounting for emission rights of carbon dioxide generated as part of the EU Emission Trading scheme (EU ETS), and considering the above, EU Emission Allowances are treated similar to bunker inventories. The following policies are applied for EU Emission Allowances:

- The emission rights are considered as a part of the bunker consumption for the delivery of transportation services and thus recognized as inventories at their acquisition cost.
- As these allowances are utilized during the voyage, the carrying amount of these allowances are recognized as an expense against a liability in the period in which the associated revenue is recognized.

NOTE 14 — TRADE RECEIVABLES

USDm	2025	2024	2023
Analysis as of 31 December of trade receivables:			
Gross trade receivables:			
Not due	71.1	73.0	97.5
Due < 30 days	56.9	32.0	42.6
Due between 30 and 180 days	72.3	82.6	62.4
Due > 180 days	18.9	6.3	19.2
Total gross	**219.2**	**193.9**	**221.7**
Allowance for expected credit loss	4.5	10.0	10.7
Total net	**214.7**	**183.9**	**211.0**

The Management makes allowances for expected credit losses based on "the simplified approach" according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables.

In 2024, as a result of improved collection efforts and decreased losses on trade receivables, the Management reassessed the accounting estimates included in the expected credit loss allowance matrix. The outcome of the reassessment resulted in an updated allowance matrix, reversing allowances of USD 5.9m in 2024.

Expected credit loss for receivables overdue 180 days or less is 0%-3%, depending on the category of the receivable. Expected credit loss for receivables overdue more than 180 days is 10%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 50%-100%, also depending on the category of the receivable. For all "legal" cases, allowances of 100% are made.

Movements in provisions for impairment of trade receivables during the year are as follows:

USDm	2025	2024	2023
Allowance for expected credit loss			
Balance as of 01 January	10.0	10.7	10.6
Provisions for the year	2.8	5.8	3.3
Provisions reversed during the year	-8.3	-6.5	-3.2
Balance as of 31 December	**4.5**	**10.0**	**10.7**

Allowance for expected credit loss of trade receivables has been recognized in the income statement under "Port expenses, bunkers, commissions, and other costs of goods sold".

Allowance for expected credit loss of trade receivables is calculated using an aging factor as well as specific customer knowledge and is based on a provision matrix on days past due.

Accounting Policies

Receivables
Outstanding trade receivables and other receivables which are expected to be realized within 12 months from the balance sheet date are classified as "Trade receivables" or "Other receivables" and presented as current assets.

NOTE 14 - continued

Receivables are, at initial recognition, measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequently measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses
Expected credit losses are, at initial recognition, determined using an aging factor as well as a specific customer knowledge such as customers' ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor's ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount, the receivable is written off in part or entirely.

NOTE 15 — OTHER RECEIVABLES

USDm	2025	2024	2023
Derivative financial instruments	10.9	33.0	37.6
Escrow accounts	–	–	14.9
Marine Engineering work in progress	6.5	4.2	1.3
Vessel sale	–	18.9	–
Other	6.3	3.5	6.7
Balance as of 31 December	**23.7**	**59.6**	**60.5**

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 25 for further information on fair value hierarchies.

NOTE 16 — PREPAYMENTS

USDm	2025	2024	2023
Prepaid operating expenses	1.9	1.7	1.2
Prepaid bareboat hire	0.2	2.8	0.8
Prepaid customer contract assets	1.6	2.4	2.5
Vessel lease extinguishment prepayment	29.1	–	–
Other prepayments	6.3	5.3	10.7
Balance as of 31 December	**39.1**	**12.2**	**15.2**

NOTE 17 – COMMON SHARES AND TREASURY SHARES

Common shares	Nominal value per share (USD)	2025 Number of shares	2024 Number of shares	2023 Number of shares
A-shares	0.01	101,332,707	97,814,051	86,225,684
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		101,332,709	97,814,053	86,225,686

During the year, the share capital was increased by 4,012,027 A-shares with a nominal value of USD 40,120.27. The total amount including share premium amounted to USD 19.3m. USD 17.0m was non-cash increases in conjunction with the acquisition of one vessel, and USD 2.3m was contributed in cash in connection with exercise of Restricted Share Units.

During 2024, the share capital was increased by 11,588,367 A-shares with a nominal value of USD 115,883.67.The total amount including share premium amounted to USD 331.7m. USD 319.2m was a non-cash increase in conjunction with the acquisition of 19 vessels, and USD 12.5m was contributed in cash in connection with exercise of Restricted Share Units.

During 2023, the share capital was increased by 3,914,385 A-shares with a nominal value of USD 39,143.85. The total amount including share premium amounted to USD 92.7m. USD 86.5m was a non-cash increase in conjunction with the acquisition of five vessels, and USD 6.2m was contributed in cash in connection with exercise of Restricted Share Units.

The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the General Meetings and gives the shareholders the right to dividends, liquidation proceeds, or other distributions. The A-shares carry no other rights or obligations. The B-share has one vote at the General Meetings, has no pre-emption rights in relation to any issue of new shares of other classes, and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM.

The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chair), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

The C-share represents 350,000,000 votes at the General Meetings in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chair, but excluding the Deputy Chair) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM's issued and outstanding shares, (ii) 5 business days have elapsed from the Board of Directors' receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii) both of the B-share and the C-share are redeemed at the same time.

After the end of the year, subsequent changes were made to the B- and C-shares. Refer to Note 2 for description of subsequent events.

NOTE 17 – continued

Treasury shares	2025	2024	2023
Number of shares '000			
Balance as of 01 January	493.4	493.4	493.4
Cancellations	-493.4	–	–
Balance as of 31 December	–	493.4	493.4

	2025	2024	2023
Nominal value USD '000			
Balance as of 01 January	4.9	4.9	4.9
Cancellations	-4.9	–	–
Balance as of 31 December	–	4.9	4.9

	2025	2024	2023
Percentage of share capital			
Balance as of 01 January	0.5%	0.6%	0.6%
Cancellations	-0.5%	–%	–%
Dilution due to capital increases	–%	-0.1%	–%
Balance as of 31 December	–%	0.5%	0.6%

At the 2025 Annual General Meeting on 16 April 2025, our shareholders approved the application for a court order from the Companies Court in England and Wales to effect the cancellation of 493,371 treasury shares that we purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020. On 15 May 2025, the Court approved the cancellation. The cancellation of these treasury shares was intended to rectify the fact that these repurchases were not made in accordance with the UK Companies Act, which distinguishes between buybacks effected through "market purchases" and "off-market purchases." We effected these buybacks under "market purchase" resolutions; however, for purposes of the UK Companies Act, Nasdaq Copenhagen A/S is an overseas exchange, making it ineligible for buybacks conducted under the "market purchase" provisions. The cancellation of the affected treasury shares did not affect the rights attached to, or result in any other change to, any of our other shares (or their nominal value).

As of 31 December 2024, the Company's holding of treasury shares represented 493,371 shares, (2023: 493,371 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2023: USD 0.0m) and a market value of USD 9.6m (2023: USD 14.9m).

Restricted Share Units
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to note 5.

NOTE 18 – OTHER LIABILITIES

USDm	2025	2024	2023
Accrued operating expenses	16.9	22.7	17.8
Accrued interest	11.1	11.3	2.1
Wages and social expenses	21.6	19.0	22.4
Accrued administration expenses	4.1	2.6	1.9
Derivative financial instruments	3.4	2.5	2.8
EU Emission Allowances	10.3	5.2	–
Other	4.2	0.9	1.2
Balance as of 31 December	**71.6**	**64.2**	**48.2**
Hereof non-current	3.3	2.9	3.0
Hereof current	68.3	61.3	45.2

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to Note 25 for further information on fair value hierarchies.

Accounting Policies

Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 19 – EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

USDm	Fixed/floating	Maturity	2025 Effective interest[1]	Carrying value[2]	Maturity	2024 Effective interest[1]	Carrying value[2]	Maturity	2023 Effective interest[1]	Carrying value[2]
Borrowings										
Bond Facility[5]	Fixed	2029	10.2 %	200.0	2029	9.9 %	200.0	–	–	–
CMBFL[3]	Fixed	2026	10.8 %	106.7	2033	5.8 %	159.5	2033	5.7 %	195.8
Springliner (USD)[3]	Fixed	2026	4.8 %	21.9	2026	4.8 %	25.0	2026	4.8 %	27.9
CDBL[3]	Fixed	–	– %	–	2032	6.1 %	136.5	2032	5.7 %	149.0
BoComm 2 (USD)[3]	Floating	2026	17.0 %	28.9	2032	7.6 %	62.1	2032	7.0 %	66.7
Credit Agricole Facility[5]	Floating	2031	5.8 %	68.6	–	–	–	–	–	–
DSF Facility[5]	Floating	2031	5.6 %	107.6	2029	6.4 %	123.8	2029	5.9 %	140.1
DSF Facility 2[5]	Floating	2029	5.4 %	76.0	2029	6.2 %	92.0	2029	5.8 %	52.5
DSF Facility 3[5]	Floating	2031	5.6 %	27.4	2031	6.2 %	29.8	–	–	–
HCOB Facility[5]	Floating	2031	7.0 %	43.8	2031	7.4 %	87.5	2029	7.8 %	31.2
ING[5]	Floating	2029	5.7 %	44.8	2029	6.4 %	51.4	2029	5.9 %	57.9
KFW Facility[5]	Floating	2032	6.4 %	28.8	2032	7.1 %	31.8	2032	6.4 %	34.8
Syndicate Facility 2025[5]	Floating	2030	5.7 %	248.1	–	– %	–	–	–	–
Other credit facilities	Floating	2026	4.0 %	3.0	2026	4.3 %	1.8	2026	4.7 %	4.8
BoComm 3 (USD)[3]	Floating	–	– %	–	2029	7.9 %	73.5	2029	7.3 %	82.2
Syndicate Facility 2023[5]	Floating	–	– %	–	2029	7.2 %	160.0	2028	6.6 %	224.0
Total borrowings and weighted average effective interest rate[4]			**7.5 %**	**1,005.6**		**7.1 %**	**1,234.7**		**6.2 %**	**1,066.9**
Borrowing costs				-13.2			-17.0			-13.9
Right-of-use lease liabilities				10.7			8.6			6.6
Total				**1,003.1**			**1,226.3**			**1,059.6**
Hereof non-current				714.3			1,061.0			886.9
Hereof current				288.8			165.3			172.7

1) Effective interest rate includes deferred borrowing costs.
2) Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value except for fixed rate borrowings, where the fair value amounts to USD 321.4m (2024: USD 544.8m, 2023: USD 402.8m) (compared to a total carrying value as of 31 December 2025 of USD 328.6m, 2024: USD 521.0m, 2023: USD 372.7m).
3) Lease debt recognized under sale and leaseback arrangement with repurchase options (accounted for as finance transactions).
4) Please refer to Note 23 for average interest rate including hedges.
5) Facility with financial covenant. Total carrying value amounts to USD 845.0m as of 31 December 2025 (2024: USD 776.3m, 2023: USD 540.5m).

In addition to the facilities above, TORM had undrawn credit facilities of USD 398.8m as of 31 December 2025. Please refer to Note 2 for further information on the Company's liquidity and capital resources and Notes 23 and 24 for further information on interest rate swaps and financial risks.

NOTE 19 - continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

USDm	Opening balance as of 01 January 2025	Cash movements		Non-cash movements	End balance as of 31 December 2025
		Borrowings	Repayments	Other changes	
Borrowings	1,226.3	338.0	-567.7	6.5	1,003.1
Total	**1,226.3**	**338.0**	**-567.7**	**6.5**	**1,003.1**

USDm	Opening balance as of 01 January 2024	Cash movements		Non-cash movements	End balance as of 31 December 2024
		Borrowings	Repayments	Other changes	
Borrowings	1,059.6	419.4	-256.3	3.6	1,226.3
Total	**1,059.6**	**419.4**	**-256.3**	**3.6**	**1,226.3**

USDm	Opening balance as of 01 January 2023	Cash movements		Non-cash movements	End balance as of 31 December 2023
		Borrowings	Repayments	Other changes	
Borrowings	966.9	676.4	-585.4	1.7	1,059.6
Total	**966.9**	**676.4**	**-585.4**	**1.7**	**1,059.6**

Accounting Policies

Borrowings consist of mortgage debt, bank loans, bonds and lease liabilities.

Borrowings are initially measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability.

NOTE 20 – COLLATERAL SECURITY FOR BORROWINGS

The total carrying amount of vessels which have been provided as security for borrowings amounts to USD 2,792m as of 31 December 2025 (2024: USD 2,827m, 2023: USD 2,070m), including transferred ownership under sale and leaseback arrangements accounted for as financing transactions, where the vessels are not derecognized and where vessels are provided as security for lease debt.

USD 0.0m (2024:USD 0.7m, 2023: USD 0.7m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to other lenders.

USD 0.0m (2024: USD 0.3m, 2023: USD 0.4m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to banks.

In the current year 0 shares (2024: 0 shares, 2023: 10,500 shares) in ME Production A/S with a book value of zero (2024: USD 0.0m, 2023: USD 2.1m) have been provided as security for loans to the lenders of Marine Exhaust Technology A/S.

USD 6.7m (2024: USD 6.2m, 2023: USD 6.6m) in floating charge in ME Production A/S with a book value of USD 8.2m (2024: USD 7.4m, 2023: USD 10.5m) have been provided as security for loans to banks.

Please refer to Note 1 for further information.

NOTE 21 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2024: USD 0.1m, 2023: USD 0.1m) and relate to guarantee commitments to Danish Shipping.

The Group is involved in certain other legal proceedings and disputes. It is the Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 22 – CONTRACTUAL RIGHTS AND OBLIGATIONS

The following table summarizes the Group's contractual obligations as of 31 December 2025.

USDm	2026	2027	2028	2029	2030	Thereafter	Total
Borrowings [1]	291.8	100.3	94.7	385.6	78.8	65.1	1,016.3
Interest payments related to scheduled interest fixing	38.8	34.5	30.5	20.0	4.0	0.7	128.5
Estimated variable interest payments [2]	5.5	4.4	5.3	2.7	1.2	1.5	20.6
Secondhand vessel commitments	126.0	–	–	–	–	–	126.0
Committed scrubber installations [3]	10.0	2.0	1.9	1.6	–	–	15.5
Trade payables and other obligations	86.7	–	–	–	–	3.0	89.7
Total	558.8	141.2	132.4	409.9	84.0	70.3	1,396.6

The following table summarizes the Group's contractual obligations as of 31 December 2024.

USDm	2025	2026	2027	2028	2029	Thereafter	Total
Borrowings [1]	167.9	166.2	132.8	118.1	488.2	170.1	1,243.3
Interest payments related to scheduled interest fixing	51.1	46.5	43.7	39.8	26.0	5.3	212.4
Estimated variable interest payments [2]	9.9	8.8	8.4	8.5	5.7	4.7	46.0
Committed scrubber installations [3]	11.9	1.1	7.9	2.1	–	–	23.0
Trade payables and other obligations	92.0	–	–	–	–	2.7	94.7
Total	332.8	222.6	192.8	168.5	519.9	182.8	1,619.4

The following table summarizes the Group's contractual obligations as of 31 December 2023.

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Borrowings [1]	174.9	148.0	148.4	112.0	120.0	370.2	1,073.5
Interest payments related to scheduled interest fixing	41.0	32.5	26.7	24.5	19.5	18.4	162.6
Estimated variable interest payments [2]	6.3	5.3	6.1	6.2	7.5	8.9	40.3
Secondhand vessel commitments	190.4	–	–	–	–	–	190.4
Committed scrubber installations [3]	23.6	–	2.0	8.1	2.0	–	35.7
Trade payables and other obligations	85.0	–	–	–	–	2.7	87.7
Total	521.2	185.8	183.2	150.8	149.0	400.2	1,590.2

1) The presented amounts to be repaid do not include directly related borrowing costs arising from the issuing of the loans of USD13.2m (2024: USD 17.0m. 2023: USD 13.9m), which are amortized over the term of the loans. Borrowing costs capitalized
during the year amount to USD 6.8m (2024: USD 7.3m, 2023: USD 9.0m).
2) Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.
3) Commitments for pollution reduction installations

NOTE 22 - continued

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter to customers.

The following table summarizes the Group's contractual rights as of 31 December 2025.

USDm	2026	2027	2028	2029	2030	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	53.9	31.2	9.2	–	–	–	**94.4**
Total	**53.9**	**31.2**	**9.2**	**–**	**–**	**–**	**94.4**

The following table summarizes the Group's contractual rights as of 31 December 2024

USDm	2025	2026	2027	2028	2029	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	67.8	26.2	11.9	–	–	–	**105.9**
Total	**67.8**	**26.2**	**11.9**	**–**	**–**	**–**	**105.9**

The following table summarizes the Group's contractual rights as of 31 December 2023

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	37.8	24.1	–	–	–	–	**61.9**
Total	**37.8**	**24.1**	**–**	**–**	**–**	**–**	**61.9**

5) Charter hire income for vessels on time charter is recognized under "Revenue". During the years revenue from time charter amounted to USD 129.3m (2024: USD 145.6m, 2023: USD 43.8m). The average period until redelivery of the vessels for the period ended 31 December 2025 was 2.0 years (2024: 1.8 years, 2023:1.6 years).

NOTE 23 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to Note 25 for further information on fair value hierarchies.

USDm	2025	2024	2023
Fair value of derivatives:			
Derivative financial instruments regarding freight and bunkers:			
Forward freight agreements — fair value through profit and loss	2.0	7.8	1.7
Bunker swaps — fair value through profit and loss	-0.8	0.3	-0.2
Bunker swaps — hedge accounting	—	0.1	-0.5
Derivative financial instruments regarding interest and currency exchange rate:			
Forward exchange contracts — hedge accounting	0.9	-2.3	0.5
Interest rate swaps — hedge accounting	8.3	24.7	35.3
Fair value of derivatives as of 31 December	**10.4**	**30.6**	**36.8**

Derivative financial instruments are presented as below on the balance sheet:

USDm	Financial assets	Financial liabilities
2025		
Offsetting financial assets and financial liabilities:		
Gross amount	11.6	-1.2
Offsetting amount	-0.7	0.7
Net amount presented in the balance sheet	**10.9**	**-0.5**

USDm	Financial assets	Financial liabilities
2024		
Offsetting financial assets and financial liabilities:		
Gross amount	32.9	-2.3
Offsetting amount	—	—
Net amount presented in the balance sheet	**32.9**	**-2.3**

USDm	Financial assets	Financial liabilities
2023		
Offsetting financial assets and financial liabilities:		
Gross amount	37.7	-0.9
Offsetting amount	-0.1	0.1
Net amount presented in the balance sheet	**37.6**	**-0.8**

NOTE 23 – continued

Derivative financial instruments assets are offset against derivative financial instruments liabilities where the counterparty is identical, where TORM has legal right to offset and intends to settle on a net basis.

Hedging of risks with derivative financial instruments is made with a ratio of 1:1 and where hedge items can be a portion of exposure. Sources of ineffectiveness are mainly derived from differences in timing and interest base rate. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly to other comprehensive income. Gains and losses on cash flow hedges are transferred upon realization from the hedging reserve into the income statement.

FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0-24 months. The FFAs are not designated for hedge accounting.

Forward exchange contracts with a fair value of USD 0.9m (net gain) are designated as hedge accounting relationships to hedge a part of TORM payments in 2026 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 341.3m (2024: DKK 348.9m 2023: DKK 325.5).

Interest rate swaps with a fair value of USD 8.3m (net gain) applying the USD Secured Overnight Financing Rate ("SOFR") compounded in arrears are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2026-2030 with a notional value of 414.2m (2024: USD 498.7m, 2023: USD 923.0m).

Bunker swaps with a fair value USD 0.0m are designated as hedge accounting relationships and are used to reduce the exposure to fluctuations in bunker prices for fixed voyages denominated in MT with a notional value of MT 2,400 (2024: MT 9,000, 2023: MT 9,600).

At year-end 2025, 2024, and 2023, TORM held the following derivative financial instruments designated as hedge accounting:

2025	Notional value	Unit	Expected maturity		
			2026	2027	After 2027
Forward exchange contracts (USD/DKK) [1]	341.3	DKKm	341.3	—	—
Interest rate swaps [2]	414.2	USDm	20.2	124.4	269.5
Bunker swaps [3]	2,400.0	MT	2,400.0	—	—

1) The average hedge of USD/DKK currency was 6.4

2) The average interest rate was 2.76% p.a. plus margin

3) The average price of the hedging instruments was USD 391.0

NOTE 23 – continued

Hedge accounting			Expected maturity		
2024	Notional value	Unit	2025	2026	After 2026
Forward exchange contracts (USD/DKK) [1]	348.9	DKKm	348.9	–	–
Interest rate swaps [2]	498.7	USDm	134.5	95.2	268.9
Bunker swaps [3]	9,000.0	MT	9,000.0	–	–

1) The average hedge of USD/DKK currency was 6.8
2) The average interest rate was 1.29 p.a. plus margin.
3) The average price of the hedging instruments was USD 391.0

Hedge accounting			Expected maturity		
2023	Notional value	Unit	2024	2025	After 2025
Forward exchange contracts (USD/DKK) [1]	325.5	DKKm	325.5	–	–
Interest rate swaps [2]	923.0	USDm	103.3	172.0	647.7
Bunker swaps [3]	9,600.0	MT	9,600.0	–	–

1) The average hedge of USD/DKK currency was 6.8
2) The average interest rate was 1.45 p.a. plus margin.
3) The average price of the hedging instruments was USD 539.2

TORM only enters into interest derivatives under established ISDA agreements supported with or without credit support annexes with predefined credit thresholds.

Cash collateral of USD 5.4m (2024: USD 11.3m, 2023: USD 27.9m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default, and insolvency, or bankruptcy in accordance with associated collateral arrangements.

TORM did not enter into any enforceable netting arrangements.

Further details on derivative financial instruments are provided in Notes 24 and 25.

NOTE 23 – continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2025, 2024 and 2023.

USDm	Income statement				Other comprehensive income		Equity
	Port expenses, bunkers, and commissions	Financial items	Operating expenses	Admini- strative expenses	Transfer to income statement	Fair value adjustment	Hedging reserves as of 31 December
2025							
Forward freight agreements	-6.7	–	–	–	–	–	–
Bunker swaps	–	–	–	–	-0.1	-0.2	-0.1
Forward exchange contracts	–	–	0.7	0.5	-1.2	4.4	0.9
Interest rate swaps	–	13.5	–	–	-12.6	-3.1	7.8
Total	**-6.7**	**13.5**	**0.7**	**0.5**	**-13.9**	**1.1**	**8.6**
2024							
Forward freight agreements	8.2	–	–	–	–	–	–
Bunker swaps	-0.1	–	–	–	0.1	0.5	0.1
Forward exchange contracts	–	–	-0.6	-0.5	1.1	-4.0	-2.3
Interest rate swaps	–	22.5	–	–	-20.9	10.5	23.7
Total	**8.1**	**22.5**	**-0.6**	**-0.5**	**-19.7**	**7.0**	**21.5**
2023							
Forward freight agreements	23.0	–	–	–	–	–	–
Bunker swaps	1.0	–	–	–	0.3	-0.8	-0.5
Forward exchange contracts	–	–	–	-0.1	0.1	0.1	0.5
Interest rate swaps	–	24.7	–	–	-22.3	3.7	34.1
Total	**24.0**	**24.7**	**–**	**-0.1**	**-21.9**	**3.0**	**34.1**

The hedging reserves as of 31 December relates to derivatives used for cash flow hedge for open hedging instruments, only. Certain interest rate swaps fair value change are considered ineffective and is recognized in "Financial expenses" in the income statement. Please refer to page 188 for a full overview of the fair value of hedge instruments.

Please refer to Note 24 for further information on commercial and financial risks.

NOTE 23 – continued

Accounting Policies

Derivative financial instruments and hedge accounting

Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges, and forward contracts regarding bunker purchases are entered into to mitigate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges, when appropriate, as described below for each type of derivative.

Changes in the fair value of derivative financial instruments designated as cash flow hedges and deemed to be effective are recognized directly in "Other comprehensive income". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement and included in the same line as the hedged transaction. Portion of the changes in fair value deemed to be ineffective is recognized immediately in the income statement.

Changes in the fair value of derivative financial instruments not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company's Risk Management Policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under "Financial income" or "Financial expenses" for interest rate swaps and under "Port expenses, bunkers and commissions" for forward freight agreements and forward bunker contracts.

NOTE 24 – RISKS ASSOCIATED WITH TORM'S ACTIVITIES

TORM's overall risk tolerance and inherited exposure to risks is divided into five main categories:

- Emerging risks
- Industry and market risks
- Operational risks
- Compliance and IT risks
- Financial risks

The risks described below under each of the five categories are considered to be among the most significant and quantifiable risks for TORM.

Emerging Risks

Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. The Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop the necessary capabilities to exploit opportunities created by the same risks.

Please refer to the Risk Management section in our Sustainability Statement under E1 Climate Change section on page 64 for a detailed description of emerging risks.

Industry and Market Risks

Industry and market-related risk factors relate to changes in the markets and in the political, economic, and physical environment which the Management cannot control, such as freight rates and vessel and bunker prices.

Freight rate fluctuations

TORM's income is primarily generated from voyages carried out using the Company's fleet of vessels. As such, TORM is exposed to the considerable volatility which characterizes freight rates for such voyages.

NOTE 24 – continued

It is TORM's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings have historically been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM aims to reduce the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to Note 12 for details on impairment testing.

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months . In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months ahead, based on market expectations and in accordance with TORM's risk management policies.

During 2025, 6.7% (2024: 8.5%, 2023: 12.6%) of the 31,840 earning days deriving from operating the Company's tankers were covered in this way. Physical time charter contracts accounted for 80.4% (2024: 65.6%, 2023: 8.5%) of overall coverage. In 2025, the Company sold FFAs with a notional contract value of USD 82.6m (2024: USD 82.6m, 2023: USD 213.9m) and bought FFAs with a notional contract value of USD 86.4m (2024: USD 11.7m, 2023: USD 0.0m). The total notional contract volume sold in 2025 was 2,820,000 metric tons (2024: 2,430,000 metric tons; 2023: 5,400,000 metric tons), and the total notional volume bought was 2,725,000 metric tons (2024: 250,000 metric tons, 2023: 0 metric tons). At the end of 2025, the coverage of available earning days for 2026 was 8.5% through time charters, current spot voyages and cargo contracts (2024: 12.8%, 2023: 11.3%).

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties, and other internal control procedures.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2026	2025	2024
Decrease in freight rates of USD/day 1,000:			
Changes in profit/loss before tax for the following year	-31.5	-28.9	-27.8
Changes in equity for the following year	-31.5	-28.9	-27.8

Sales and purchase price fluctuations

As an owner of vessels, TORM is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2025, the carrying value of the fleet was USD 2,792.2m (2024: USD 2,826.7m, 2023: USD 2,070.2m). Based on broker valuations, TORM's fleet had a market value of USD 3,177.5m as of 31 December 2025 (2024: USD 3,582.9m, 2023: USD 3,080.9m).

Bunker price fluctuations

The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 63.0% (2024: 69.0% 2023: 66.6%) of the total voyage costs in 2025 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by TORM. To reduce this exposure, TORM hedges the bunker exposure with oil product instruments to the extent bunker element in the freight rates achieved is considered fixed.

NOTE 24 – continued

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures

TORM only hedges bunker exposure whenever the freight is fixed beyond one month. In 2025, 1.0% (2024: 6.0%, 2023: 17.7%) of TORM's total bunker purchase was hedged through bunker hedging contracts. At the end of 2025, TORM had covered 1% (2024: 7%, 2023: 5%) of its bunker requirements for 2026. The total bunker exposure is estimated to be approximately 480,916 metric tons.

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2026	2025	2024
Increase in the bunker prices of 10% per ton:			
Changes in profit/loss before tax for the following year	-23.0	-22.5	-25.9
Changes in equity for the following year	-23.0	-22.5	-25.9

Operational Risks
Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

Insurance Coverage
During the fleet's operation, various casualties, accidents, and other incidents may occur which may result in financial losses for TORM. For example national and international rules, regulations, and conventions could mean that TORM may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

To reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss, and war. All TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies along with three P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM's vessels are each insured for the maximum amount available in the P&I system. At the end of 2025, the aggregate insured value of hull and machinery and interest for TORM's owned vessels amounted to USD 3,400.0m (2024: USD 4,318.5m 2023: USD 2,340.0m).

Counterparty Risk
Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment, or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. This characterizes the method for identifying the market value of a derivative instrument.

NOTE 24 – continued

TORM has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels, and that changes in the risk situation are brought to the Management's attention.

TORM's counterparty risks are primarily associated with:

- Receivables, cash and cash equivalents, including restricted cash
- Contracts of affreightment with a positive fair value
- Derivative financial instruments and commodity instruments with a positive fair value

Receivables, cash, and cash equivalents, including restricted cash
The majority of TORM's customers are companies operating in the oil industry. It has been assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of TORM's freight revenues stem from a small group of customers. In 2025, one customer accounted for 8% of TORM's freight revenues (2024: one accounted for 8%, 2023: one accounted for 8%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a Credit Policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel's cargo has been discharged. For new and smaller customers, TORM's credit risk is limited as freight is usually paid prior to the cargo's discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.

Because of the payment patterns mentioned above, TORM's receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claims, TORM's average stands at 96.0% (2024: 98.4%, 2023: 98.6%), which is considered to be satisfactory given the differences in interpretation of events. In 2025, demurrage represented 12% (2024: 13.0%, 2023: 16.0%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds, or triple AAA-rated money market funds. Cash is invested with the aim of getting the highest possible yield, while maintaining a low counterparty risk, and having adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative Financial Instruments and Commodity Instruments
In 2025, 100% (2024: 100%, 2023: 100%) of TORM's forward freight agreements (FFAs) were traded via clearing houses or over-the-counter (OTC). Trade via clearing houses effectively reduces counterparty credit risk by daily clearing of balance and OTC trades are only done with investment grade counterparties. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were entered into with investment grade counterparties.

Financial risks
Financial risks relate to TORM's financial position, financing, and cash flows generated by the business, including foreign exchange risk and interest rate risk. TORM's liquidity and capital resources are described in Note 2.

NOTE 24 – continued

Foreign Exchange Risk
TORM uses USD as its functional currency because most of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR, and SGD and relates to administrative and operating expenses.

The part of TORM's expenses denominated in currencies other than USD accounts for approximately 61.2% (2024: 57.8%, 2023: 60.2%) for administrative expenses and approximately 20.1% (2024: 19.9%, 2023: 21.6%) for operating expenses. TORM's expected administrative and operating expenses in DKK and EUR for 2026 are approximately DKK 502.6m, whereof 67.9% (2024: 69.1%, 2023: 68.3%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2026, and TORM's average hedge USD/DKK currency rate is 6.41. FX exposure is hedged in its entirety for all risks.

TORM assumes identical currency risks arising from exposures in DKK and EUR.

Sensitivity to Changes in the USD/DKK and USD/EUR Exchange Rate
All things being equal, a change in the USD/DKK and the USD/EUR exchange rates of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2026	2025	2024
Effect of a 10% increase of DKK and EUR:			
Changes in profit/loss before tax for the following year	-2.5	-2.1	-2.2
Changes in equity for the following year	-2.5	-2.1	-2.2

Interest rate risk
TORM's interest rate risk generally relates to interest-bearing borrowings. All TORM's loans for financing vessels are denominated in USD. Please refer to Note 19 for additional information on borrowings. At the end of 2025, TORM had fixed 74.1% (2024: 82.7%, 2023: 86.9%) of the debt then outstanding with interest rate swaps, fixed rate leasing debt and senior unsecured bond corresponding to an amount of USD 742.8m. USD 414.2m of this amount is hedged at an interest rate of 2.76% plus margin with interest rate swaps with maturity in the period 2026-2030.

Sensitivity to Changes in Interest Rates
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2026	2025	2024
Effect of a 1%-point increase in interest rates:			
Changes in profit/loss before tax for the following year	-2.8	-3.0	-2.7
Changes in equity for the following year	4.9	8.7	10.4

Liquidity risk
TORM's strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2025, TORM's loan portfolio was spread across 14 different banks.

As of 31 December 2025, TORM maintains a liquidity reserve of USD 163.5m in cash and cash equivalents, including restricted cash, combined with USD 398.8m in undrawn and committed credit facilities. Cash is only placed in banks or Money Market Funds with an investment grade rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 22.

NOTE 25 – FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities (USDm):	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2025				
Financial assets				
Loan receivables[1]	–	–	4.4	**4.4**
Trade receivables[1]	–	–	214.7	**214.7**
Other receivables[3]	10.9	10.9	12.8	**23.7**
Cash and cash equivalents, including restricted cash[1]	–	–	163.5	**163.5**
Total	**10.9**	**10.9**	**395.4**	**406.3**
Financial liabilities				
Borrowings[1][2]	–	–	1,003.1	**1,003.1**
Other non-current liabilities	–	–	3.3	**3.3**
Trade payables[1]	–	–	41.0	**41.0**
Other liabilities[1][3]	3.4	3.4	64.9	**68.3**
Total	**3.4**	**3.4**	**1,112.3**	**1,115.7**
2024				
Financial assets				
Loan receivables[1]	–	–	4.5	**4.5**
Trade receivables[1]	–	–	183.9	**183.9**
Other receivables[3]	33.0	33.0	26.6	**59.6**
Cash and cash equivalents, including restricted cash[1]	–	–	291.2	**291.2**
Total	**33.0**	**33.0**	**506.2**	**539.2**
Financial liabilities				
Borrowings[1][2]	–	–	1,226.3	**1,226.3**
Other non-current liabilities	–	–	2.9	**2.9**
Trade payables[1]	–	–	50.0	**50.0**
Other liabilities[1][3]	2.5	2.5	58.8	**61.3**
Total	**2.5**	**2.5**	**1,338.0**	**1,340.5**

NOTE 25 – continued

Categories of financial assets and liabilities (USDm):	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2023				
Financial assets				
Loan receivables[1]	–	–	4.5	**4.5**
Trade receivables[1]	–	–	211.0	**211.0**
Other receivables[3]	37.6	37.6	22.9	**60.5**
Cash and cash equivalents, including restricted cash[1]	–	–	295.6	**295.6**
Total	**37.6**	**37.6**	**534.0**	**571.6**
Financial liabilities				
Borrowings[1][2]	–	–	1,059.6	**1,059.6**
Other non-current liabilities	–	–	3.0	**3.0**
Trade payables[1]	–	–	43.1	**43.1**
Other liabilities[1][3]	2.8	2.8	42.4	**45.2**
Total	**2.8**	**2.8**	**1,148.1**	**1,150.9**

1) Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
2) See Note 20.
3) Derivative financial instruments are presented in the balance sheet line "Other receivables" and "Other liabilities"

NOTE 25 – continued

Fair value hierarchy for financial instruments measured at fair value in the balance sheet
Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

- Level 2 fair value measurements are those derived from input other than quoted prices included in Level 1 which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Methods and assumptions in determining fair value of financial instruments
Derivative part of other receivables and other liabilities
The fair value of derivatives in other receivables and other liabilities is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 26 – RELATED PARTY TRANSACTIONS

As of 31 December 2025 TORM's ultimate controlling party is Brookfield Oaktree Holdings, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.á.r.l. (Njord Luxco).

After the end of the year, subsequent changes were made to the B- and C-shares. Refer to Note 2 for description of subsequent events.

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out based on the related parties' ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors, Executive Director and the Senior Management Team, is disclosed in Note 5.

NOTE 27 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

USDm	2025	2024	2023
Assets held for sale			
Number of vessels held for sale end of period	1	—	3
Carrying amount	24.4	—	47.2
Sold and delivered during the year			
Number of vessels	7	4	8
Vessel sales price (CF) [1]	128.2	84.2	169.5
Carrying amount of vessels and capitalized dry-docking	-102.8	-47.0	-111.4
Bunker and lube oil cost	-3.6	-1.5	-4.6
Transaction costs (CF) [2]	-2.8	-1.6	-3.1
Profit on sale	**19.0**	**34.1**	**50.4**
Sold last year and delivered during the year			
Number of vessels	—	3	—
Vessel sales price (CF) [1]	—	67.3	—
Carrying amount of assets held for sale	—	-47.2	—
Bunker and lube oil cost	—	-2.0	—
Transaction costs (CF) [2]	—	-0.9	—
Profit on sale	**—**	**17.2**	**—**

1) Includes sales price for one vessel of USD 18.9m at 31 December 2024, where cash was collected in 2025.
2) Includes transaction costs for one vessel sale of USD 0.5m at 31 December 2024, which were paid in 2025.
CF: Included in Sale of tangible fixed assets in Consolidated Cash Flow Statement
Vessels sold or transferred to assets held for sale relate to the Tanker segment.

NOTE 28 – CASH FLOWS

USDm	2025	2024	2023
Reversal of other non-cash movements:			
Exchange rate adjustments	0.5	-0.6	0.1
Share-based payments	34.1	30.2	22.5
Fair value adjustments on derivative financial instruments	6.8	-6.6	-1.5
Reversal of provisions adjustments	—	—	-6.5
Other adjustments	—	-0.1	-0.1
Total	**41.4**	**22.9**	**14.5**

USDm	2025	2024	2023
Change in inventories, receivables, and payables:			
Change in inventories	-1.3	-10.2	1.2
Change in receivables	-33.2	41.7	45.2
Change in prepayments	-3.8	8.4	-1.8
Change in trade payables and other liabilities	4.8	7.9	3.2
Total	**-33.5**	**47.8**	**47.8**

NOTE 29 – ENTITIES IN THE GROUP

Entity	Country	
TORM plc	United Kingdom	

Investments in subsidiaries [5]:		
Entity owned by TORM plc	**Country**	**Ownership [4]**
TORM A/S	Denmark	100 %
TORM Singapore Pte. Ltd.	Singapore	100 %
TORM VesselCo UK Limited [7]	United Kingdom	100 %
TORM Tanker Corporation [6]	USA	100 %
VesselCo 9 Pte. Ltd.	Singapore	100 %
VesselCo 10 Pte. Ltd. [1]	Singapore	100 %
VesselCo 12 Pte. Ltd.	Singapore	100 %
OCM Singapore Njord Holdings Hardrada, Pte. Ltd [2]	Singapore	100 %
Entity owned by subsidiaries	**Country**	**Ownership [4]**
TORM Middle East DMCC	United Arab Emirates	100 %
TORM Shipping India Private Limited [3]	India	100 %
OMCI Marine Services Private Limited [3]	India	100 %
TORM USA LLC [6]	USA	100 %
TORM SHIPPING (PHILS.), INC.	Philippines	25 %
Marine Exhaust Technology A/S	Denmark	100 %
ME Production A/S	Denmark	100 %
Gale Energy ApS	Denmark	100 %
Marine Exhaust Technology (Hong Kong) Ltd.	China	100 %
ME Production (Zhejiang) Co, Ltd.	China	100 %
Suzhou ME Production Technology Co, Ltd.[6]	China	100 %

1) Entities dissolved in the financial year ended 31 December 2023.
2) Entities dissolved in the financial year ended 31 December 2025.
3) Entities with different reporting periods: Indian entities have a financial reporting period that runs from 01 April to 31 March as required by the Indian government's laws and legislations.
4) For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.
5) All subsidiaries are consolidated in full.
6) Entities not audited.
7) TORM VesselCo UK Limited (a UK subsidiary, registration number: 15772160) will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 December 2025.

NOTE 29 – continued

Interest in legal entities included as joint ventures:

The Danish joint venture, Long Range 2 A/S has been dissolved during the year. There has been no activity in the joint venture during the year and the comparison years.

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines
Tuborg Havnevej 18	2nd Floor	7th Floor
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169
Denmark	Andheri-Kurla Road	HV dela Costa Street
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

Singapore	United Kingdom	USA
6 Battery Road #27-02	4th Floor	Suite 1625
Six Battery Road	120 Cannon Street	2500 City West
Singapore 049909	London, EC4N 6AS	Boulevard
Singapore	United Kingdom	77042, Houston , Texas
		USA

Denmark	China	Hong Kong
Sandholm 7	208 Longward Road	Room 12, 10/F
9900 Frederikshavn	Zhapu Town Ping Hu	Kwai Cheong Centre
Denmark	Jiaxing City	No. 50 Kwai Cheong Road
	Zhejiang Provice	Kwai Chung, New Territories
	China	Hong Kong

United Arab Emirates
DMCC Business Centre
AU Tower 15-G
JLT Cluster I
Dubai, UAE
United Arab Emirates

NOTE 30 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2025	2024	2023
Earnings per share			
Net profit/(loss) for the year attributable to TORM plc shareholders (USDm)	**285.3**	**612.5**	**648.3**
Million shares			
Weighted average number of shares	98.4	94.1	84.1
Weighted average number of treasury shares	-0.2	-0.5	-0.5
Weighted average number of shares outstanding	**98.2**	**93.6**	**83.6**
Dilutive effect of outstanding share options	1.9	2.7	3.1
Weighted average number of shares outstanding incl. dilutive effect of share options	**100.1**	**96.3**	**86.7**
Basic earnings/(loss) per share (USD)	**2.91**	**6.54**	**7.75**
Diluted earnings/(loss) per share (USD)	**2.85**	**6.36**	**7.48**

Dividend per share for the year

	2025	2024	2023
Dividend per share			
Declared dividend per share (USD)	2.12	5.10	4.42
Declared dividend for the year (USDm)	209.9	485.3	370.9
Proposed dividend per share for approval at the annual general meeting (USD)	—	—	1.36
Proposed dividend for approval at the annual general meeting (USDm)	—	—	126.3
Dividends paid per share (USD)	2.02	5.86	7.01
Dividends paid during the year (USDm)	199.7	553.3	586.4
Number of shares			
Number of shares, end of period (million)	101.3	97.8	86.2
Number of treasury shares, end of period (million)	—	-0.5	-0.5
Number of shares outstanding, end of period (million)	**101.3**	**97.3**	**85.7**

Accounting Policies

Basic earnings per share are calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 31 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

USDm	2025	2024	2023
Cash at banks and on hand	158.1	271.9	265.5
Cash and cash equivalents	**158.1**	**271.9**	**265.5**
Cash provided as security for initial margin calls and negative market values on derivatives, etc.[1]	5.4	19.3	30.1
Restricted cash	**5.4**	**19.3**	**30.1**
Cash and cash equivalents, including restricted cash	**163.5**	**291.2**	**295.6**

1) The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.

Parent Company 2025

Parent Company Financial Statements

Management Review for TORM plc

2025 marks the first full year after the reorganization in 2024. A result of the restructuring included that the Parent company now actively manages the deployment of tanker vessels between spot market voyage charters and time charters on similar terms as other entities in the TORM Group. The parent company activities still include holding company activities for the TORM Group, treasury activities, as well as bareboat chartering activities.

Income Statement

In 2025, revenue amounted to USD 260.6m compared to USD 73.8m in 2024. The growth was primarily driven by the full year impact of transportation of refined oil products on spot market voyage charters and time charters with an increased revenue of USD 215.1m, offset by a decrease in bareboat charter hire of USD 28.3m as bareboat charter activities with subsidiaries ended in April 2025.

Costs associated with the transportation (port expenses, bunkers, and commissions) amounted to USD 83.2m in 2025 compared to USD 12.9m in 2024. Similar to the increase in revenue, the development was primarily driven by the full year impact compared to 2024.

The cost of charter hire in 2025 increased by USD 32.8m to USD 94.8m. This was again a result of the full year impact of chartering additional vessels from subsidiaries compared to 2024, offset by generally lower charter hire rates compared to 2024.

Operating expenses increased in 2025 to USD 49.9m. The increase from USD 6.5m in 2024 was also driven by the full year impact and additionally increased operating days from chartering more vessels from subsidiaries compared to 2024.

Financial income for 2025 decreased by USD 1,173.4m to USD 192.3m. The decrease was primarily impacted by lower dividends received from subsidiaries of USD 1,151.2m as 2024 was heavily impacted by the restructuring of the TORM Group. As part of the restructuring in 2024, the parent company received dividends from TORM A/S of USD 795.7m related to the parent company's acquisition of TORM Singapore Pte Ltd from TORM A/S and USD 479.2m related to the sale of vessels from TORM A/S to the newly established TORM VesselCo UK Limited.

Net profit amounted to USD 137.9m compared to USD 1,307.2m in 2024 mainly driven by above-mentioned activities.

Balance Sheet

Assets

Total assets increased by USD 52.3m to USD 2,787.8m as of 31 December 2025, mainly impacted by increased unsecured loans to subsidiaries of USD 146.3m in connection with financing vessel transaction on behalf of subsidiaries, and secondly by higher freight receivables of USD 21.4m due to the full year impact of external chartering activities. The development is offset by a decrease in cash and cash equivalents of USD 75.7m and a decrease in investments in subsidiaries of USD 42.9m primarily due to capital reduction in subsidiaries.

Equity

Total equity decreased by USD 20.4m to USD 1,924.7m as of 31 December 2025, primarily driven by dividends paid of USD 199.7m and the negative impact of hedging reserves related to interest swaps of USD 15.8m. The decrease is offset by the net profit for the year of USD 137.9m, share-based compensation of USD 34.1m, and additionally by capital increases of USD 19.3m including USD 17.0m (2024: USD 319.2m) non-cash share issue in relation to a subsidiary's acquisition of one vessel.

Liabilities

During 2025, total borrowings increased by USD 73.0m to USD 806.6m mainly impacted by the major refinancing during 2025 and the financing of vessel transaction on behalf of subsidiaries. This development was also the primary cause of the increase in total liabilities of USD 72.7m to USD 863.1m.

Cash Flow

Net cash flow from operating activities was USD 92.3m (2024: USD 20.9m). The increase was primarily driven by the TCE effects of tanker vessels being actively deployed in the market during the entire year of 2025 compared to only the latter part of 2024.

Net cash flow from investing activities was USD -42.3m (2024: USD 372.9m). The change was mainly impacted by increased loans to subsidiaries compared to 2024.

Net cash flow from financing activities was USD -125.7m (2024: USD -304.3m). The development was predominantly impacted by reduced dividend payments, offset by lower net proceeds from borrowings compared to 2024.

Key developments in 2025

USDm	2025	2024	Change
Income statement			
Revenue	260.6	73.8	186.8
Port expenses, bunkers and commissions	-83.2	-12.9	-70.3
Charter hire	-94.8	-62.0	-32.8
Operating expenses	-49.9	-6.5	-43.4
Financial income	192.3	1,365.7	-1,173.4
Net profit for the year	137.9	1,307.2	-1,169.3
Balance sheet			
Investments in subsidiaries	2,399.0	2,441.9	-42.9
Freight receivables	45.3	23.9	21.4
Loans to subsidiaries, current and non-current	280.3	134.0	146.3
Total assets	2,787.8	2,735.5	52.3
Total equity	1,924.7	1,945.1	-20.4
Borrowings, current and non-current	806.6	733.6	73.0
Total liabilities	863.1	790.4	72.7

Parent Company Income Statement
01 January-31 December 2025

USDm	Note	2025	2024
Revenue	2	260.6	73.8
Port expenses, bunkers and commissions		-83.2	-12.9
Charter hire		-94.8	-62.0
Operating expenses	3	-49.9	-6.5
Administrative expenses	3	-26.2	-14.8
Other operating income and expenses		-2.8	-1.5
Depreciation and amortization	6	-2.8	-0.2
Operating profit/(loss) (EBIT)		**0.9**	**-24.1**
Financial income	4	192.3	1,365.7
Financial expenses	4	-48.5	-37.9
Profit before tax		**144.7**	**1,303.7**
Tax	5	-6.8	3.5
Net profit for the year		**137.9**	**1,307.2**

Parent Company Statement of Comprehensive Income
01 January-31 December 2025

USDm	2025	2024
Net profit for the year	**137.9**	**1,307.2**
Other comprehensive income:		
Items that may be reclassified to profit or loss:		
Fair value adjustment on hedging instruments	-3.0	10.4
Fair value adjustment on hedging instruments transferred to income statement	-12.8	-20.9
Tax on other comprehensive income	4.0	2.6
Other comprehensive income after tax	**-11.8**	**-7.9**
Total comprehensive income for the year	**126.1**	**1,299.3**

Parent Company Balance Sheet
As of 31 December 2025

USDm	Note	2025	2024
ASSETS			
Intangible assets			
Other intangible assets		—	0.1
Total Intangible assets		**—**	**0.1**
Tangible fixed assets			
Capitalized dry-docking and vessel modifications	6	23.6	5.3
Land and buildings		0.8	—
Other plant and operating equipment		0.2	0.2
Total tangible fixed assets		**24.6**	**5.5**
Financial assets			
Investments in subsidiaries	7, 13	2,399.0	2,441.9
Loan receivables		4.4	4.5
Loans to subsidiaries	16	229.0	65.5
Deferred tax assets	5	—	2.7
Total financial assets		**2,632.4**	**2,514.6**
Total non-current assets		**2,657.0**	**2,520.2**
Inventories	8	9.3	7.1
Freight receivables	9	45.3	23.9
Loans to subsidiaries	16	51.3	68.5
Other receivables	10	9.5	24.9
Prepayments		0.9	0.7
Cash and cash equivalents		14.5	90.2
Total current assets		**130.8**	**215.3**
TOTAL ASSETS		**2,787.8**	**2,735.5**

USDm	Note	2025	2024
EQUITY AND LIABILITIES			
Equity			
Common shares		1.0	1.0
Treasury shares		—	-4.2
Hedging reserves		5.9	17.7
Share premium		20.3	181.2
Other reserves		296.1	320.0
Retained profit		1,601.4	1,429.4
Total equity		**1,924.7**	**1,945.1**
Liabilities			
Borrowings	11	683.7	625.3
Total non-current liabilities		**683.7**	**625.3**
Borrowings	11	122.9	108.3
Trade payables		7.6	4.7
Payables to subsidiaries	16	33.7	39.4
Current tax liabilities		0.1	—
Other liabilities	12	15.1	12.7
Total current liabilities		**179.4**	**165.1**
Total liabilities		**863.1**	**790.4**
TOTAL EQUITY AND LIABILITIES		**2,787.8**	**2,735.5**

The financial statements of TORM plc, company number 9818726, have been approved by the Board of Directors and signed on their behalf by:

Jacob Meldgaard

Executive Director

26 February 2026

Parent Company Statement of Changes in Equity
01 January-31 December 2025

USDm	Common shares [1]	Share premium	Treasury shares [1]	Hedging reserves	Other reserves [5]	Retained profit [5]	Total
Equity as of 01 January 2024	0.9	170.2	-4.2	25.6	—	645.3	837.8
Comprehensive income for the year:							
Net profit for the year	—	—	—	—	—	1,307.2	1,307.2
Other comprehensive income for the year	—	—	—	-10.5	—	—	-10.5
Tax on other comprehensive income	—	—	—	2.6	—	—	2.6
Total comprehensive income for the year	—	—	—	-7.9	—	1,307.2	1,299.3
Capital increases	0.1	331.6	—	—	—	—	331.7
Transaction costs capital increase	—	-0.6	—	—	—	—	-0.6
Capital reduction [2]	—	-320.0	—	—	320.0	—	—
Share-based compensation	—	—	—	—	—	30.2	30.2
Dividends paid	—	—	—	—	—	-553.3	-553.3
Total changes in equity 2024	0.1	11.0	—	—	320.0	-523.1	-192.0
Equity as of 31 December 2024	1.0	181.2	-4.2	17.7	320.0	1,429.4	1,945.1
Comprehensive income for the year:							
Net profit for the year	—	—	—	—	—	137.9	137.9
Other comprehensive income for the year	—	—	—	-15.8	—	—	-15.8
Tax on other comprehensive income	—	—	—	4.0	—	—	4.0
Total comprehensive income for the year	—	—	—	-11.8	—	137.9	126.1
Capital increases	—	19.3	—	—	—	—	19.3
Transaction costs capital increase	—	-0.2	—	—	—	—	-0.2
Capital reduction [3]	—	-180.0	—	—	180.0	—	—
Treasury share cancellation [4]	—	—	4.2	—	-4.2	—	—
Share-based compensation	—	—	—	—	—	34.1	34.1
Dividends paid	—	—	—	—	-199.7	—	-199.7
Total changes in equity 2025	—	-160.9	4.2	—	-23.9	34.1	-146.5
Equity as of 31 December 2025	1.0	20.3	—	5.9	296.1	1,601.4	1,924.7

1) Please refer to Note 17 to the Group consolidated financial statements for further information on treasury shares.
2) The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequently approved by the court, in order to create additional distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) potential share buybacks should it be desirable to do so.
3) The Share premium reserve was reduced by USD 180.0m, as decided at the Annual General Meeting on 16 April 2025 and subsequently approved by the court, in order to create additional distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) potential share buybacks should it be desirable to do so.
4) TORM plc cancelled 493,371 shares that were purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020. Consequently, the share capital was reduced with a nominal value of, in aggregate, USD 4,933.71.
5) As a result of prior year's non-cash intercompany transactions, TORM plc had, at 31 December 2025, distributable reserves of USD 584.8m (2024:USD 436.7m) as determined in accordance with the Companies Act 2006, which represents the amount legally available for distribution to shareholders.

Parent Company Cash Flow Statement
01 January-31 December 2025

USDm	Note	2025	2024
Cash flow from operating activities			
Net profit for the year		137.9	1,307.2
Reversals:			
Reversal of depreciation and impairment losses		2.8	0.2
Reversal of other non-cash movements	17	147.3	64.2
Financial income	4	-192.3	-1,365.7
Financial expenses	4	48.5	37.9
Tax	5	6.8	-3.4
Interest received		7.3	31.8
Interest paid		-45.4	-31.2
Net exchange rate gains and losses		0.1	-0.3
Repayments of intercompany trading balances		—	-0.1
Income taxes paid		-0.2	—
Change in inventories, receivables, and payables, etc.	17	-20.5	-19.7
Net cash flow from operating activities		**92.3**	**20.9**

USDm	Note	2025	2024
Cash flow from investing activities			
Investment in tangible fixed assets	6	-0.1	-0.2
Loans to subsidiaries [1]		-307.3	—
Repayments of loans to subsidiaries		251.7	313.1
Dividends from subsidiaries		13.4	60.0
Net cash flow from investing activities		**-42.3**	**372.9**
Cash flow from financing activities			
Borrowing, mortgage debt	11	335.5	419.4
Repayment/redemption, mortgage debt	11	-263.6	-182.3
Repayment/redemption, leases	11	-0.1	—
Capital increase [1]		2.3	12.5
Transaction costs capital increase		-0.1	-0.6
Dividends paid		-199.7	-553.3
Net cash flow from financing activities		**-125.7**	**-304.3**
Net cash flow from operating, investing, and financing activities		**-75.7**	**89.5**
Cash and cash equivalents as of 01 January		90.2	0.7
Cash and cash equivalents as of 31 December		**14.5**	**90.2**

1) During 2025, capital increase amounted to USD 19.3m (2024: USD 331.7m), including a USD 17.0m (2024: USD 319.2m) non-cash share issue in relation to subsidiaries' acquisition of 1 vessel (2024: 19) vessels with a corresponding increase in loans to subsidiaries. Please also refer to Note 7 for non-cash transactions on investments in subsidiaries in 2025 and 2024.

Notes to Parent Company Financial Statements

NOTE 1 – ACCOUNTING POLICIES - SUPPLEMENTARY FOR THE PARENT COMPANY

Basis of Preparation

TORM plc is a public company limited by shares and incorporated in England and Wales. Its registered number is 09818726, and its registered address is 4th Floor, 120 Cannon Street,

London, EC4N 6AS. The Parent Company meets the definition of a qualifying entity under Financial Reporting Standard 100 ("FRS 100") issued by the Financial Reporting Council. Therefore, these financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 Reduced Disclosure Framework and with the provisions of the Companies Act 2006 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

As permitted by FRS 101, the Parent Company has taken advantage of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets and certain related party transactions.

The following exemptions available under FRS 101 have been applied:

- Paragraphs 45(b) and 46 to 52 of IFRS 2, "Shared-based payment" (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined)
- IFRS 7 "Financial Instruments: Disclosures"
- Paragraph 91 to 99 of IFRS 13, "Fair value measurement" (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities)
- The following paragraphs of IAS 1 "Presentation of financial statements"
  - 16 (statement of compliance with all IFRS)
  - 134-136 (capital management disclosures)
- Paragraph 30 and 31 of IAS 8 "Accounting policies, changes in accounting estimates and errors" (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)
- Paragraph 17 and 18A of IAS 24 "Related Party Disclosures" (Key management personnel compensation)
- The requirements in IAS 36 "Impairment of Assets" (disclosure of valuation technique and assumptions used in determining recoverable amount)

The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in Note 1 to the Group consolidated financial statements.

Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimating uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable.

Details of the Parent Company's share-based payment schemes are provided in Note 5 to the Group consolidated financial statements.

NOTE 1 - continued

Accounting Policies

Supplemental to the accounting policies provided in Note 1 to the Group consolidated financial statements, the following material Accounting Policy information provided below were applied to the Parent Company's financial statements.

Investment in Subsidiaries and Joint Ventures

Investment in subsidiaries, associated companies, and joint ventures are recognized and measured in the financial statements of the Parent Company at cost less provision for impairment and classified as "non-current assets". Dividends are recognized under "Financial income".

The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized.

Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in "Impairment reversal on investment in subsidiaries".

Critical Accounting Estimates and Judgments

Supplemental to the critical accounting estimates and judgments provided in Note 1 to the Group consolidated financial statements, the following is considered a significant accounting estimate used in the preparation of the Parent Company's financial statements.

Carrying Amounts of Investments in Subsidiaries

The Management has assessed that all subsidiaries of the Parent Company are considered as one single cash-generating unit (CGU).

The Parent Company evaluates the carrying amount of the CGU to determine if events have occurred which would require a modification of the carrying amount. The recoverable amount of the CGU is reviewed based on events or changes in circumstances which would indicate that the carrying amount of the CGU might not be recoverable.

In assessing the recoverability of the CGU, the Parent Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the CGU to the higher of the fair value less costs of disposal and the value in use.

The Management assesses indicators of impairment that include, but are not limited to, broker vessel values, weighted average cost of capital, and any other adverse impacts from current economic, environmental, and geopolitical uncertainty.

For further information regarding the underlying impairment testing of the vessels in the Group, please refer to Note 12 to the Group consolidated financial statements.

NOTE 2 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2025	2024
Disaggregation of revenue		
Transportation of oil products and chemicals	248.7	33.6
Bareboat and charter hire from subsidiaries	11.9	40.2
Total revenue	**260.6**	**73.8**

USDm	2025	2024
Customer contract balances		
Freight receivables	45.3	23.9
Customer contract assets[1]	0.2	0.3
Total	**45.5**	**24.2**

1) Recognized in prepayments.

Refer to Note 9 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, USD 0.3m was recognized relating to customer contracts entered in 2024 (2024: USD 0.0m relating to 2023).

NOTE 3 – STAFF COSTS

The average number of employees is calculated as a full-time equivalent (FTE).

USDm	2025	2024
Total staff costs		
Staff costs included in administrative expenses	12.4	9.5
Total	**12.4**	**9.5**
Staff costs comprise the following		
Wages and salaries	2.3	0.8
Share-based compensation	9.4	8.3
Pension costs	0.2	0.1
Other social security costs	0.2	0.1
Other staff costs	0.3	0.2
Total	**12.4**	**9.5**
Average number of permanent employees		
Land-based	13	4
Total	**13**	**4**

Total seafarers' costs in 2025 were USD29.6m (2024: USD 4.1m), which is included in "Operating expenses". The cost is recharged to TORM PLC from another group undertaking as they are not employed by TORM PLC.

Please refer to Note 5 to the Group consolidated financial statements for further information on Executive Management and Non-Executive Board remuneration as well as share-based compensation.

NOTE 4 – FINANCIAL ITEMS

USDm	2025	2024
Financial income		
Interest income from subsidiaries	5.3	30.6
Interest income from cash and cash equivalents, including restricted cash	3.2	0.1
Dividends from subsidiaries	183.8	1,335.0
Total	**192.3**	**1,365.7**
Financial expenses		
Interest expense to subsidiaries	-2.1	—
Interest expenses on borrowings	-41.3	-35.1
Interest expense from right-of-use assets	-0.1	—
Commitment fees	-3.3	-1.9
Amortization of interest rate swaps	-1.3	-1.7
Ineffectiveness on interest rate swaps	0.8	1.5
Exchange rate adjustments, including loss from forward exchange rate contracts	-0.8	-0.3
Other financial expenses	-0.4	-0.4
Total	**-48.5**	**-37.9**

Dividends from subsidiaries in 2025 of USD 183.8m primarily related a non-cash distribution of USD 151.6m arising from the winding-up of two subsidiaries. The remaining USD 32.2m is related to both cash and non-cash distributions from ordinary subsidiary operations.

Dividends from subsidiaries in 2024 of USD 1,335.0m primarily related to non-cash distribution of USD 1,275.0m from its subsidiary TORM A/S. This included USD 795.7m related to the transfer of share ownership of TORM Singapore Pte Ltd with transfer price based on the market value of vessels owned by TORM Singapore Pte Ltd. The market value was determined using an average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in vessel. Another non-cash distribution of USD 479.2m was in relation to a settlement of intercompany loan note payable to TORM A/S. This loan note was originated from transfer 15 vessels from TORM A/S to TORM VesselCo UK Limited, with the loan principle amount also based on an average of valuations from two the two qualified shipbrokers. TORM Plc increased its capital contribution in TORM VesselCo UK Limited (refer to Note 6) by settling the loan note at full with TORM A/S. TORM Plc further received cash dividends of USD 60.0m from TORM Singapore Pte Lte in 2024.

NOTE 5 — TAX

The major components of income tax for the years ended 31 December 2025 and 2024 are:

USDm	2025	2024
Tax for the year		
Income tax		
Origination and reversal of temporary differences	6.7	-3.5
Total income tax for the year	6.7	-3.5
Tonnage tax		—
Tonnage tax charge for the year	0.1	0.0
Total tonnage tax for the year	0.1	—
Total tax for the year recognized in the income statement	6.8	-3.5

The net movement in deferred tax of USD 6.7m for the year ended 31 December 2025 consists of the reversal of the recognised deferred tax assets on account for corporate interest restriction and carry forward of losses. TORM has unutilized corporate interest restriction (CIR) balance of USD 22.2m (2024: USD 3.2m) and unabsorbed tax losses of USD 38.7m as on 31 December 2025 (2024: USD 28.4m). TORM has not recognised deferred tax assets on USD 60.9m (2024: USD 2.2m).

In 2024, TORM plc established a new UK vessel-owning company. The UK-owned vessels are chartered on bareboat contracts to TORM plc, which charters out the vessels externally. TORM plc has elected and applied to enter into the UK tonnage tax regime in October 2024.

NOTE 5 — continued
Reconciliation of tax charge

USDm	2025	2024
Accounting profit before income tax	144.7	1,303.7
Adjustment of income:		
Dividend distribution	-183.8	-1,335.0
Legal and professional fees	1.8	1.5
Non-chargable shipping activities	-10.6	7.7
Other non-deductible expenses for tax purposes	10.9	8.8
Corporate interest restriction	22.9	4.6
Capital allowances	-0.2	-0.2
Adjusted taxable loss	-14.3	-8.9
At effective UK income tax rate of 25%	3.6	2.2
Unrecognized DTA	-3.6	—
Current year recognized DTA	—	2.2
Recognition of prior year DTA	—	1.3
Reversal of prior year DTA	-6.7	—
Income tax recognized in the Income Statement	-6.7	3.5

Deferred taxes

USDm	2025	2024
Deferred tax asset related to Corporate Interest Restriction	1.0	1.7
Deferred tax asset related to trading losses	1.0	6.9
Deferred tax assets before offset	2.0	8.6
Deferred tax liabilities offset	-2.0	-5.9
Deferred tax assets in the balance sheet	—	2.7

USDm	2025	2024
Deferred tax liabilities arising from changes in equity	2.0	5.9
Deferred tax liabilities before offset	2.0	5.9
Offset against deferred tax assets	-2.0	-5.9
Deferred tax liabilities in the balance sheet	—	—

Deferred tax assets are recognized to the extent that the realization of the relaxed tax benefit through future taxable profits is probable.

NOTE 5 – continued

All deferred tax movements arise from the origination and reversal of temporary differences.

Deferred tax at the balance sheet date have been measured using the appropriate enacted tax rates and are reflected in these financial statements.

Pillar Two Tax Effects
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. Under the legislation, the parent company will be required to pay, in UK, top-up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15%. The main jurisdictions in which exposures to this tax may exist include Denmark, Singapore and the US.

As the majority of these companies' revenue consists of international shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carve out described in Article 3.3.

TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Based on our fiscal year for 2025, the Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbour assessment concluding that we expect to be eligible for the Transitional CbCR Safe Harbour in a majority of jurisdictions in which we are present. As of 31 December 2025, the calculated top-up tax does not have a material impact on our financial result.

NOTE 6 – CAPITALIZED DRY-DOCKING AND VESSEL MODIFICATIONS

USDm	2025	2024
CAPITALIZED DRY-DOCKING AND VESSEL MODIFICATIONS		
Cost:		
Balance as of 01 January	5.4	–
Additions	20.7	5.4
Disposals	-0.1	–
Balance as of 31 December	**26.0**	**5.4**
Depreciation:		
Balance as of 01 January	0.1	–
Disposals	-0.1	–
Depreciation for the year	2.4	0.1
Balance as of 31 December	**2.4**	**0.1**
Carrying amount as of 31 December	**23.6**	**5.3**

Included in the carrying amount for "Capitalized dry-docking and vessel modifications" are capitalized dry-docking costs in the amount of USD 15.6m (2024: USD 4.3m).

The additions of USD 20.7m (2024: USD 5.4m) of capitalized dry-docking and vessel modifications include non-cash expenditures of USD 18.5m (2024: USD 4.4m), which are paid by a subsidiary.

NOTE 7 – FINANCIAL ASSETS

USDm	2025	2024
INVESTMENTS IN SUBSIDIARIES		
Cost:		
Balance as of 01 January	2,441.9	1,009.1
Additions	–	1,453.4
Capital decreases in subsidiaries	-66.8	-42.4
Capital increases related to share-based payments	23.9	21.8
Balance as of 31 December	**2,399.0**	**2,441.9**
Carrying amount as of 31 December	**2,399.0**	**2,441.9**

Capital decreases in subsidiaries during 2025 of USD 66.8m is recognized in connection to the dissolvement of VesselCo 9 Pte Ltd and VesselCo 12 Pte Ltd, which is expected to finalize during 2026.

NOTE 8 – INVENTORIES

USDm	2025	2024
Bunkers	6.5	5.7
Lubeoil	2.7	1.4
EU Emission Allowances	0.1	–
Balance as of 31 December	**9.3**	**7.1**

During 2025, bunker inventories of USD 47.7m (2024:USD 7.7m) were recognized as an expense in Port expenses, bunkers and commissions.

During 2025, lubeoil inventories of USD 1.6m (2024: USD 0.2m) were recognized as an expense in Operating expenses.

During 2025, EU Emission Allowance inventories of USD 1.7m (2024: USD 0.1m) were recognized as an expense in Port expenses, bunkers and commissions.

NOTE 9 — FREIGHT RECEIVABLES

USDm	2025	2024
Gross freight receivables		
Not due	22.1	15.0
Due < 30 days	9.1	6.3
Due between 30 - 180 days	14.5	2.6
Total gross	**45.7**	**23.9**
Allowance for expected credit loss	0.4	—
Total net	**45.3**	**23.9**

The Management makes allowance for expected credit loss based on "the simplified approach" according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all freight receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2025	2024
Allowance for expected credit loss		
Balance as of 01 January	—	—
Provisions for the year	0.4	—
Balance as of 31 December	**0.4**	**—**

Allowance for expected credit loss of trade receivables has been recognized in the income statement under "Port expenses, bunkers and commissions".

Allowance for expected credit loss of freight receivables is calculated using an aging factor as well as specific customer knowledge and is based on a provision matrix on days past due.

NOTE 10 — OTHER RECEIVABLES

USDm	2025	2024
Derivative financial instruments	8.4	24.7
Other	1.1	0.2
Balance as of 31 December	**9.5**	**24.9**

NOTE 11 — BORROWINGS

USDm	2025	2024
Syndicate Facility	—	160.0
Syndicate Facility 2025	248.1	—
Bond Facility	200.0	200.0
Credit Agricole Facility	68.6	—
DSF Facility	107.6	123.8
DSF Facility 2	76.0	92.0
DSF Facility 3	27.4	29.8
HCOB Facility	43.8	87.5
ING	44.8	51.4
Total borrowings	**816.3**	**744.5**
Borrowing costs	-10.7	-10.9
Right-of-use lease liabilities	1.0	—
Total	**806.6**	**733.6**
Hereof non-current	683.7	625.3
Hereof current	122.9	108.3

Please refer to Note 2 and Note 19 to the consolidated financial statements for further information on the facilities.

In January 2024 the Parent Company issued a senior unsecured bond of USD 200m, which was successfully listed on the Oslo Stock Exchange in June 2024.

The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash movements		Non-cash movements	
USDm	Opening balance as of 01 January 2025	Borrowings	Repayments	Other changes	End balance as of 31 December 2025
Borrowings	733.6	335.5	-263.7	1.2	806.6
Total	**733.6**	**335.5**	**-263.7**	**1.2**	**806.6**

		Cash movements		Non-cash movements	
USDm	Opening balance as of 01 January 2024	Borrowings	Repayments	Other changes	End balance as of 31 December 2024
Borrowings	499.0	419.4	-182.3	-2.5	733.6
Total	**499.0**	**419.4**	**-182.3**	**-2.5**	**733.6**

NOTE 12 – OTHER LIABILITIES

USDm	2025	2024
Accrued operating expenses	3.3	1.1
Accrued interest	10.6	10.7
Accrued administration expenses	0.6	0.8
EU Emission Allowance	0.5	0.1
Derivative financial instruments	0.1	—
Balance as of 31 December	**15.1**	**12.7**

NOTE 13 – IMPAIRMENT TESTING

As of 31 December 2025, the Management has assessed that all subsidiaries of TORM plc are considered as one single CGU. The approach is similar to the approach applied as of 31 December 2024.

As of 31 December 2025, the Management has assessed indicators of impairment for the CGU that include, but are not limited to, broker vessel values, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty as well as the carrying amount of the net assets against the market capitalization. The indicators are similar to the ones used in the assessment as of 31 December 2024.

Based on this assessment, the Management did not determine the recoverable amount of the CGU as of 31 December 2025 as no indicators were identified. As of 31 December 2024, The Management came to the same conclusion.

NOTE 14 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

The vessels owned by subsidiaries of the Parent Company which have been provided as security for TORM's debt amounted to USD 645.0m as of 31 December 2025 (2024: USD 544.5m).

NOTE 15 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The Parent Company is guarantor for a loan amounting to USD 28.8m (2024: USD 31.8m) established in the subsidiary TORM A/S.

As part of sale and leaseback transactions made by a subsidiary, the Parent Company issued a guarantee to the third party in relation to future lease payments to be made by the subsidiary, which are expected to total approximately USD 157.5m (2024: USD 456.6m).

NOTE 16 – RELATED PARTY TRANSACTIONS

As of 31 December 2025 TORM's ultimate controlling party is Brookfield Oaktree Holdings, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.à.r.l. (Njord Luxco).

After the end of the year, subsequent changes were made to the B- and C-shares. Refer to Note 2 in the Group consolidated financial statements for description of subsequent events

During the year the following transactions with related parties have occurred:

USDm	2025	2024
Transactions with subsidiaries		
Time charter hire income	5.5	0.8
Bareboat hire income	6.4	39.4
Bareboat hire expense	94.8	62.0
Management fee income	3.0	0.4
Management fee expense	5.8	1.8

The Parent Company has loans with a total outstanding balance of USD 229.0m as at 31 December 2025 (2024: USD 134.0m). It primarily consist of two unsecured loans to two subsidiaries (2024: two) maturing in 2026 (subsequent to year end maturity extended to 2030) and 2027 respectively (2024: 2026 and 2028 respectively).The loans carry interest rate in accordance with SOFR compounded in arrears plus a margin of 1.75% and 1.85% (2024: 1.75% and 1.85%) .

Please refer to Parent Company Cash Flow Statement for non-cash share issue in relation to subsidiaries' acquisition of vessels.

Please refer to Note 4 to the Parent Company financial statements for interest income from subsidiaries and received dividends from subsidiaries.

As part of the business model in TORM, the Parent Company has bareboat agreements (short term leases) with subsidiaries, which are nullified on a continuing basis through dividends, capital reductions, etc. Consequently, the intercompany liability of USD 33.7m at 31 December 2025 (2024: USD 39.4m) towards subsidiaries is expected to be settled during 2026.

There have been no or limited transactions with related parties during the financial year other than the transactions disclosed above.

Please refer to Note 26 in the Group consolidated financial statements for further information about transactions with controlling shareholder and to Note 5 in the Group consolidated financial statements for further information about the remuneration to the Executive Director.

NOTE 17 — CASH FLOWS

USDm	2025	2024
Reversal of other non-cash movements:		
Share-based payments	10.2	8.4
Bareboat hire expense	94.8	62.0
Bareboat and charter hire income	-11.9	-13.9
Operating expenses	49.9	6.5
Management fees	2.8	1.4
Other adjustments	1.5	-0.2
Total	**147.3**	**64.2**

USDm	2025	2024
Change in inventories, receivables and payables		
Change in inventories	-1.2	-0.6
Change in receivables	-22.3	-24.1
Change in prepayments	-0.2	-0.3
Change in trade payables and other liabilities	3.2	5.3
Total	**-20.5**	**-19.7**

Other

Independent Auditor's Report to the Members of TORM plc
Report on the Audit of the Financial Statements

Opinion

In our opinion:

- TORM plc's group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2025 and of the group's and the parent company's profit for the year then ended;
- the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards ('ISA (UK)');
- the group financial statements are also prepared in accordance with IFRS Accounting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and IFRS as adopted by the European Union ('EU'), as applied to financial periods beginning on or after 1 January 2025;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

We have audited the financial statements of TORM plc (the 'Parent Company') and its subsidiaries (the 'Group') for the year ended 31 December 2025 which comprise:

Group

Consolidated Income Statement for the year then ended
Consolidated Statement of Comprehensive Income for the year then ended
Consolidated Balance Sheet as at 31 December 2025
Consolidated Statement of Changes in Equity for the year then ended
Consolidated Cash Flow Statement for the year then ended
Related notes 1 to 31 to the financial statements, including material accounting policy information.

Parent company

Income Statement for the year then ended
Statement of Comprehensive Income for the year then ended
Balance Sheet as at 31 December 2025
Statement of Changes in Equity for the year then ended
Cash Flow Statement for the year then ended
Related notes 1 to 17 to the financial statements, including material accounting policy information.

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and UK-adopted international accounting standards. The financial reporting framework that has been applied in the preparation of the Parent Company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice). The Group financial statements are also prepared in accordance with IFRS Accounting Standards as issued by IASB and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2025.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the Group and Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions Relating to Going Concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the Group and Parent Company's ability to continue to adopt the going concern basis of accounting included carrying out the following procedures:

- We obtained an understanding of management's going concern assessment process and assessed the design, implementation and operating effectiveness of related controls and also engaged with management to understand key factors that were considered in their assessment.
- We obtained management's board approved forecast cash flows and covenant calculations covering the period of assessment until 31 March 2027. As part of this assessment, the Group has modelled a base case scenario and a reverse stress test case scenario in their cash forecasts and covenant calculations in order to incorporate unexpected changes to the forecasted liquidity and covenant compliance of the Group.
- We have evaluated the base case and reverse stress test case scenarios. In particular, we considered the likelihood of the combination of stress test factors (notably being significantly reduced freight rates and vessel values) arising within the going concern period. This consideration was in the context of the Group's historical performance, management's historical

forecasting accuracy, a comparison of the Group's forecasts to external benchmarks, and the performance of the Group in the period post year end.

- We tested the clerical accuracy and logical integrity of the model used to prepare the Group's going concern assessment.
- We considered whether the Group's forecasts in the going concern assessment were consistent with other forecasts used by the Group in its accounting estimates.
- Our analysis also considered the mitigating actions such as sale of older vessels, increase leverage through additional sale and leaseback structures that management could undertake in an extreme downside scenario and whether these were achievable and under the control of management considering timing and quantum.
- We also considered the continued availability of debt facilities through the going concern period, and reviewed their underlying terms, including covenants, by examination of executed documentation.
- We have considered factors in the period immediately after the going concern period, such as forecast freight rates by comparing them to the market forward freight rates and by comparing forecast vessel values against estimated fair value at the balance sheet date.
- We considered whether management's disclosures in the financial statements sufficiently and appropriately reflect the going concern assessment and outcomes.

The Group is forecast to be profitable and generate positive operating cash flows throughout the going concern period in the base case scenario. The likelihood of factors, including a combination thereof, arising to threaten the group's ability to continue as a going concern is considered to be remote.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent Company's ability to continue as a going concern for a period to 31 March 2027.

In relation to the Group and Parent Company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Overview of our audit approach

Audit Scope	•	We performed an audit of the complete financial information of two components and audit procedures on specific balances for a further two components. We also performed specified audit procedures over certain accounts of one component. We performed central procedures on financial statement line items as detailed in the 'Tailoring the scope' section below.
Key Audit Matter	•	Vessel impairment indicator assessment.
	•	Carrying value of investments in subsidiaries
Materiality	•	Overall Group materiality of $22m which represents 0.7% of Total Assets.

An Overview of the Scope of the Parent and Group Audits

Tailoring the Scope

Our audit scoping reflects the requirements of ISA (UK) 600 (Revised). We have followed a risk-based approach when developing our audit approach to obtain sufficient appropriate audit evidence on which to base our audit opinion. We performed risk assessment procedures to identify and assess risks of material misstatement of the Group financial statements and identified significant accounts and disclosures. When identifying components at which audit work needed to be performed to respond to the identified risks of material misstatement of the Group financial statements, we considered our understanding of the Group and its business environment, the potential impact of climate change, the applicable financial framework, the Group's system of internal control at the entity level, the existence of centralised processes and IT applications.

We determined that centralised audit procedures would be performed on cash, vessels, corporation tax and equity balances.

We then identified four components as individually relevant to the Group due to the identified risks of material misstatement of the Group financial statements being associated with the reporting components, materiality or financial size of the component relative to the Group. These components were the Parent Company and three components within the Tanker segment.

For those individually relevant components, we identified the significant accounts where audit work needed to be performed at these components by applying professional judgement, having considered the Group significant accounts on which centralised procedures will be performed, the reasons for identifying the financial reporting component as an individually relevant component and the size of the component's account balance relative to the Group significant financial statement account balance.

We then considered whether the remaining Group significant account balances not yet subject to audit procedures, in aggregate, could give rise to a risk of material misstatement of the Group financial statements. We selected one component of the Group to include in our audit scope to address these risks.

Having identified the components for which work will be performed, we determined the scope to assign to each component.

Of the five components selected, we designed and performed audit procedures on the entire financial information of two components ("full scope components"). For two components, we designed and performed audit procedures on specific significant financial statement account balances or disclosures of the financial information of the component ("specific scope components"). For the remaining component, we performed specified audit procedures to obtain evidence for one or more relevant assertions.

Our scoping to address the risk of material misstatement for each key audit matter is set out in the Key audit matters section of our report.

Involvement with Component Teams

All work performed for the purposes of the audit was undertaken by the Group audit team.

Climate Change

Stakeholders are increasingly interested in how climate change will impact the Group. The Group has determined that the most significant future impacts from climate change on their operations will be from declining demand for oil and gas, higher cost of capital and reduced access to capital, carbon price regulations and decarbonization of vessels. These are explained on page 57 in the Climate-Related Risks and Opportunities and on pages 51- 64 in Corporate Sustainability Reporting Directive (CSRD) E1 Climate Change Section. They have also explained their climate commitments on pages 7, 9, 12, 51 and 64. All of these disclosures form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

The Group has explained in note 10 to the Group's financial statements how climate change has been reflected in the vessels' value and their climate targets on the estimated useful life and residual value of vessels, including how this aligns with their commitment to achieve net zero emissions by 2050 and their interim target of a 45% reduction in 2030 against their 2008 baseline. Significant judgements and estimates relating to climate change are included in note 10. These disclosures also explain where governmental and societal responses to climate change risks are still developing, and where the degree of certainty of these changes means that they cannot be taken into account when determining asset and liability valuations under the requirements of UK-adopted international accounting standards.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of climate risk, physical and transition, their climate commitments, the effects of material climate risks disclosed on page 57 and the significant judgements and estimates disclosed in note 10. As part of this evaluation, we performed our own risk assessment and considered whether these have been appropriately reflected in the carrying value of vessels and where the fair value of vessels may be negatively impacted by climate change and the climate change agenda. Details of our procedures and findings on carrying value of vessels are included in our key audit matter below.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and the viability and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our Response to the Risk
VESSEL IMPAIRMENT INDICATORS ASSESSMENT (GROUP) **CARRYING VALUE AS AT 31 DECEMBER 2025 TOTALLED $2,792M (2024: $2,827M)** *Refer to the Audit Committee Report (page 116); Accounting policies (page 162 and 176) and Note 12 of the Consolidated Financial Statements (page 179-180).* The Group assesses impairment indicators at each reporting date or whenever events or changes in circumstances would indicate that the carrying amounts of its vessels might not be recoverable in accordance with IAS 36 - Impairment of Assets. The Group prepares an impairment indicator assessment at the cash generating unit (CGU) level, which has been determined as LR1, LR2 and MR vessels (the Tanker Fleet) as they are operated collectively, are largely interchangeable and the cash flows generated by them are interdependent from other vessels. In assessing vessel impairment indicators, the Group monitors the fair value of the vessels, which was calculated as the average of two valuations prepared by independent shipbrokers. Based on the assessment, the Group concluded that the no vessel impairment indicators required the Group to prepare an impairment test as of 31 December 2025. Auditing the Group's vessel impairment indicator assessment was complex due to the significant judgement required by management in determining the CGU and determining whether impairment indicators required the Group to prepare an impairment test. The vessel impairment indicator with significant judgement was management's assessment of the fair value of the vessels using independent shipbroker valuations, which use a combination of vessel specific inputs such as size, yard, and age of the vessels, and assumptions based on market data, including recent comparable vessel transactions.	• We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Group's impairment assessment process, including controls over the identification of CGUs and review of the vessels' fair value. • We performed audit procedures on the impairment indicator assessment that included, among others, re-evaluating management's CGU determination by assessing their analysis in respect of the smallest Group of assets that generate largely independent cash flows. • We inspected evidence used in management's determination of the collective operation and homogenous nature of the Tanker Fleet in relation to the CGU determination. • We evaluated the determination of the fair value of the vessels by comparing them to the average of two valuations prepared by independent shipbrokers. • We performed inquiries with the independent shipbrokers regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. • We involved our valuation specialists to assist with our audit procedures specific to the valuation of the Tanker Fleet and evaluating the methodology applied by management's specialists. • We tested the input data used for the valuation of the vessels in the Tanker Fleet by comparing vessel specific inputs with vessel records and supporting documentation as well as evidence obtained in other areas of the audit. • We further performed a retrospective comparison of historical sales prices of vessels with the independent broker valuations near the time of disposal and compared the valuations to recent market data for comparable vessels. • We assessed the adequacy of disclosures in notes 1 and 12, including the impact from climate changes to the consolidated financial statements in accordance with IAS 36 - Impairment of Assets.

Key Observations Communicated to the Audit Committee

Based on our audit procedures performed, we have concluded that management's conclusion that there are no vessel impairment indicators at 31 December 2025 is reasonable and has been appropriately disclosed in the Group financial statements.

How we scoped our audit to respond to the risk

The primary team performed audit procedures over 100% of the carrying value of vessels recorded by the Group.

Risk	Our Response to the Risk
CARRYING VALUE OF INVESTMENTS IN SUBSIDIARIES (PARENT) **CARRYING VALUE AS AT 31 DECEMBER 2025 TOTALLED $2,399M (2024: $2,442M)** *Refer to the accounting policies (page 206) and Notes 7 and 13 of the Parent Company Financial Statements (page 209 and 211).* Management is required to assess whether indicators of impairment exist in relation to investments in subsidiaries. There is a risk of inappropriate assessment due to the significant levels of judgement involved in the determination of cash-generating units ('CGUs') to be considered in the assessment and determining whether indicators of impairment exist.	• We obtained an understanding and evaluated the design of the controls over the Parent Company's impairment assessment process, including identification of CGUs. • We performed audit procedures on the investment in subsidiaries impairment indicator assessment that included, among others, re-evaluating management's CGU determination by assessing their analysis in respect of the smallest Group of assets that generate largely independent cash flows. • We tested completeness of management's impairment indicator assessment by considering contrary evidence which may indicate impairment of the investments, including the results of our audit procedures over the valuation of vessels; and • We assessed the adequacy of disclosures in in the notes 1 and 13 the financial statements of the Parent Company in accordance with IAS 36 - Impairment of Assets.

Key Observations Communicated to the Audit Committee

Based on our audit procedures performed, we have concluded that management's conclusion that there are no impairment indicators at 31 December 2025 is reasonable and has been appropriately disclosed in the Parent Company financial statements.

How we scoped our audit to respond to the risk

The primary team performed audit procedures over 100% of the Parent Company's investments in subsidiaries balance.

Our Application of Materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

Overall Materiality

We determine materiality for the Group to be $22.0m (2024: $22.0m), which is 0.7% of Total assets (2024: 2.0% of EBITDA).

Our key criterion in determining overall materiality remains our perception of the needs of the Group's stakeholders. We consider which earnings, activity or capital-based measure aligns best with the expectations of the users of the financial statements. In doing so, we apply a 'reasonable investor perspective', which reflects our understanding of the common financial information needs of the members as a Group. For the 2025 audit, we consider Total assets (2024: EBITDA), which includes the Group's tanker fleet, as the key focus of the Group's stakeholders.

In addition to the overall group materiality, and in line with our risk assessment, we have applied a lower materiality threshold of $14.8m in testing the significant accounts which impact Profit before tax.

We determined materiality for the Parent Company to be $19.0m (2024: $13.0m), which is 0.7% of Total assets (2024: 0.5% of Total assets). For our testing of Parent Company balances that are consolidated in the Group financial statements, an allocation of Group performance materiality was used.

Performance Materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 50% (2025: 50%) of our planning materiality, namely $11.0m (2024: $11.0m).

Audit work was undertaken at component locations for the purpose of responding to the assessed risks of material misstatement of the Group financial statements. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was $2.2m to $8.3m.

Reporting Threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $1.1m (2024: $1.1m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other Information

The other information comprises the information included in the annual report, set out on pages 5-151, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- the Parent Company financial statements and the part of the directors' remuneration report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit

Corporate Governance Statement

ISAs (UK) require us to review the Directors' statement in relation to going concern and longer-term viability and that of the Corporate Governance Statement relating to the Company's compliance with the provisions of the UK Corporate Governance Code specified for our review.

Based on the work undertaken as part of our audit, we are required to report if each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

- Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 27 and 149;
- Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate set out on page 27;
- Director's statement on whether it has a reasonable expectation that the Group will be able to continue in operation and meets its liabilities set out on page 27;
- Directors' statement on fair, balanced and understandable set out on page 150;
- Board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 14;
- The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on page 14-18, 117 and 120; and
- The section describing the work of the audit committee set out on page 115-118.

Responsibilities of Directors

As explained more fully in the directors' responsibilities statement set out on page 144, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are: UK-adopted international accounting standards, IFRS Accounting Standards as issued by the IASB, IFRS adopted by the EU, FRS 101, Companies Act 2006, Corporate Governance Code 2024, Danish Financial Statement Act, and the relevant tax laws and regulations in the United Kingdom and Denmark.
- We understood how the Group is complying with those frameworks by making inquiries of management and identifying the policies and procedures regarding compliance with law and regulations. We also identified those members of management who have the primary responsibilities for ensuring compliance with law and regulations, and for reporting any known instance of non-compliance to those charged with governance. We corroborated our inquiries through our review of board minutes, discussion with the Audit Committee and any correspondence received from regulatory bodies.

- We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur by understanding the areas in relation to which management and those charged with governance considered there was susceptibility to fraud, reviewing the Group's risk register, through inquiry with management and the Audit Committee during the planning and execution phases of our audit. We considered the programs and controls that the Group has established to address risks identified, or that otherwise prevent, deter and detect fraud and material errors; and how management monitors those programs and controls. We also considered performance targets and their influence on efforts made by management to manage earnings. Where this risk was considered to be higher, we performed audit procedures to address each identified fraud risk. These procedures included testing journal entries and were designed to provide reasonable assurance that the financial statements were free from material misstatements arising from fraud.
- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures included reading any correspondence with regulators, making inquiries of management's specialists, and journal entry testing, with a focus on manual journal entries and consolidation journals. We based this testing on our understanding of the business, inquiries of management and reading relevant reports. We have also reviewed the whistleblowing reports issued during the year

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of Our Report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

David Wilson (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London
26 February 2026

Independent Auditor's Limited Assurance Report on the Sustainability Statement

To the shareholders of TORM plc

Limited assurance conclusion

We have conducted a limited assurance engagement on the Sustainability Statement of TORM plc (the group) included in the Strategic Report of the Annual Report, page 33 - 105 (the sustainability statement), for the financial year 1 January – 31 December 2025, including disclosures incorporated by reference listed in the table 'Incorporation By Reference' on page 38.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Sustainability Statement is not prepared, in all material respects, in accordance with the Danish Financial Statements Act section 99 a, including:

- Compliance with the European Sustainability Reporting Standards (ESRS), including that the process carried out by the management to identify the information reported in the Sustainability Statement (the process) is in accordance with the description set out in the chapter about the Double Materiality Assessment, within the Introduction to the Sustainability Statement, pages 45 and 47 of the Sustainability Statement; and
- Compliance of the disclosures in chapter EU Taxonomy Reporting in 2025 within the Environmental section, pages 65 - 67 and 74 of the Sustainability Statement with Article 8 of EU Regulation 2020/852 (the Taxonomy Regulation).

Basis for conclusion

We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance engagements other than audits or reviews of historical financial information (ISAE 3000 (Revised)) and the additional requirements applicable in Denmark.

The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our responsibilities under this standard are further described in the Auditor's responsibilities for the assurance engagement section of our report.

Our independence and quality management

We are independent of the group in accordance with the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in

Denmark. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

EY Godkendt Revisionspartnerselskab applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Other matter

The comparative information included in the Sustainability Statement of the group for the financial year 1 January – 31 December 2023 was not subject to an assurance engagement. Our conclusion is not modified in respect of this matter.

Inherent limitations in preparing the Sustainability Statement

In reporting forward-looking information in accordance with ESRS, management is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected.

Management's responsibilities for the Sustainability Statement

Management is responsible for designing and implementing a process to identify the information reported in the sustainability statement in accordance with the ESRS and for disclosing this Process in the chapter about the Double Materiality Assessment, within the Introduction to the Sustainability Statement, pages 45 and 47 of the Sustainability Statement. This responsibility includes:

- Understanding the context in which the group's activities and business relationships take place and developing an understanding of its affected stakeholders;
- The identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the group's financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long-term;
- The assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and
- Making assumptions that are reasonable in the circumstances.

Management is further responsible for the preparation of the Sustainability Statement, in accordance with the Danish Financial Statements Act section 99a, including:

- Compliance with the ESRS;
- Preparing the disclosures in chapter EU Taxonomy Reporting in 2025 within the Environmental section, pages 65 - 67 and 74 of the Sustainability Statement, in compliance with Article 8 of the Taxonomy Regulation;
- Designing, implementing and maintaining such internal control that management determines is necessary to enable the preparation of the Sustainability Statement that is free from material misstatement, whether due to fraud or error; and
- The selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.

Auditor's responsibilities for the assurance engagement

Our objectives are to plan and perform the assurance engagement to obtain limited assurance about whether the Sustainability Statement is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Statement as a whole.

As part of a limited assurance engagement in accordance with ISAE 3000 (Revised) we exercise professional judgment and maintain professional skepticism throughout the engagement.

Our responsibilities in respect of the process include:

- Obtaining an understanding of the process but not for the purpose of providing a conclusion on the effectiveness of the process, including the outcome of the process;
- Considering whether the information identified addresses the applicable disclosure requirements of the ESRS, and
- Designing and performing procedures to evaluate whether the process is consistent with the group's description of its process, as disclosed in the chapter about the Double Materiality Assessment, within the Introduction to the Sustainability Statement, pages 45 and 47.

Our other responsibilities in respect of the Sustainability Statement include:

- Identifying disclosures where material misstatements are likely to arise, whether due to fraud or error; and
- Designing and performing procedures responsive to disclosures in the Sustainability Statement where material misstatements are likely to arise. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Summary of the work performed

A limited assurance engagement involves performing procedures to obtain evidence about the Sustainability Statement.

The nature, timing and extent of procedures selected depend on professional judgment, including the identification of disclosures where material misstatements are likely to arise, whether due to fraud or error, in the Sustainability Statement.

In conducting our limited assurance engagement, with respect to the process, we:

- Obtained an understanding of the process by performing inquiries to understand the sources of the information used by management; and reviewing the group's internal documentation of its process; and
- Evaluated whether the evidence obtained from our procedures about the Process implemented by the group's was consistent with the description of the Process set out in the chapter about the Double Materiality Assessment, within the Introduction to the Sustainability Statement, pages 45 and 47 of the Sustainability Statement.
- In conducting our limited assurance engagement, with respect to the Sustainability Statement, we:
- Obtained an understanding of the group's reporting processes relevant to the preparation of its Sustainability Statement including the consolidation processes by obtaining an understanding of the group's control environment, processes and information systems relevant to the preparation of the Sustainability Statement but not evaluating the design of particular control activities, obtaining evidence about their implementation or testing their operating effectiveness;
- Evaluated whether material information identified by the process is included in the Sustainability Statement;
- Evaluated whether the structure and the presentation of the Sustainability Statement are in accordance with the ESRS;
- Performed inquiries of relevant personnel and analytical procedures on selected information in the Sustainability Statement;
- Performed substantive assurance procedures on selected information in the Sustainability Statement;
- Evaluated methods, assumptions and data for developing material estimates and forward-looking information and how these methods were applied;
- Obtained an understanding of the process to identify the EU Taxonomy economic activities for turnover, CAPEX and OPEX and the corresponding disclosures in the Sustainability Statements;
- Evaluated the presentation and use of EU Taxonomy templates in accordance with relevant requirements;
- Reconciled and ensured consistency between the reported EU Taxonomy economic activities and the items reported in the primary financial statements including the disclosures provided in related notes.

Copenhagen, 26 February 2026

EY Godkendt Revisionspartnerselskab

CVR no. 30 70 02 28

Henrik Kronborg Iversen
State Authorised
Public Accountant
mne24687

Lars Fermann
State Authorised
Public Accountant
mne45879

TORM Fleet Overview

As of 31 December 2025

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	LR2	TORM GABRIELLA	119,456	2010	100 %	46[1]
Tanker	LR2	TORM GANGA	119,456	2010	100 %	45[1]
Tanker	LR2	TORM GAURI	119,456	2010	100 %	34
Tanker	LR2	TORM GEMMA	119,456	2012	100 %	49[1]
Tanker	LR2	TORM GENESIS	119,456	2011	100 %	45[1]
Tanker	LR2	TORM GITTE	119,456	2010	100 %	45[1]
Tanker	LR2	TORM GLORIA	119,456	2011	100 %	51[1]
Tanker	LR2	TORM GRACE	119,456	2012	100 %	47[1]
Tanker	LR2	TORM GWENDOLYN	119,456	2010	100 %	45[1]
Tanker	LR2	TORM GWYNETH	119,456	2010	100 %	45[1]
Tanker	LR2	TORM HANNAH	109,999	2016	100 %	37
Tanker	LR2	TORM HELLERUP	114,000	2018	100 %	42
Tanker	LR2	TORM HELENE	114,000	2021	100 %	44
Tanker	LR2	TORM HERMIA	114,000	2018	100 %	41
Tanker	LR2	TORM HERDIS	114,000	2018	100 %	39
Tanker	LR2	TORM HILDE	114,000	2018	100 %	42
Tanker	LR2	TORM HOUSTON	114,000	2022	100 %	44
Tanker	LR2	TORM KIARA	114,445	2015	100 %	34
Tanker	LR2	TORM KIRSTEN	114,445	2015	100 %	34
Tanker	LR2	TORM KRISTINA	114,323	2015	100 %	35
Tanker	LR2	TORM MAREN[2]	109,672	2008	100 %	24
Tanker	LR1	TORM VENTURE	73,700	2007	100 %	17[1]
Tanker	LR1	TORM ELISE	75,000	2020	100 %	34
Tanker	LR1	TORM ELIZABETH	75,000	2020	100 %	34
Tanker	LR1	TORM EVELYN	74,606	2011	100 %	29[1]
Tanker	LR1	TORM EVOLVE	74,554	2011	100 %	28[1]
Tanker	LR1	TORM EVA	74,552	2011	100 %	29[1]
Tanker	LR1	TORM EMMA	75,000	2012	100 %	30[1]
Tanker	LR1	TORM EMILIE	75,013	2013	100 %	31[1]
Tanker	LR1	TORM INTEGRITY	73,800	2013	100 %	33[1]
Tanker	LR1	TORM INNOVATION	73,847	2013	100 %	33[1]

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM AGNES	49,999	2011	100%	19
Tanker	MR	TORM AGNETE	49,999	2010	100%	20[1]
Tanker	MR	TORM ALEXANDRA	49,999	2010	100%	20
Tanker	MR	TORM ALICE	49,999	2010	100%	18
Tanker	MR	TORM ALLEGRO	46,184	2012	100%	20
Tanker	MR	TORM ALMENA	49,999	2010	100%	18
Tanker	MR	TORM AMALIE	49,999	2011	100%	18
Tanker	MR	TORM AMORINA	46,184	2012	100%	18
Tanker	MR	TORM ANABEL	49,999	2012	100%	21
Tanker	MR	TORM ARAWA	49,999	2012	100%	22
Tanker	MR	TORM ASLAUG	49,999	2010	100%	17
Tanker	MR	TORM ASTRID	49,999	2012	100%	22
Tanker	MR	TORM ATLANTIC	49,999	2010	100%	19
Tanker	MR	TORM AUSTRALIA	51,737	2011	100%	19
Tanker	MR	TORM CAVATINA	46,200	2010	100%	17
Tanker	MR	TORM CORRIDO	46,156	2011	100%	17
Tanker	MR	TORM DIWATA	49,746	2014	100%	42[1]
Tanker	MR	TORM INDIA	49,999	2010	100%	16
Tanker	MR	TORM LAURA	49,999	2008	100%	15
Tanker	MR	TORM LEADER	46,070	2009	100%	15
Tanker	MR	TORM LENE	49,999	2008	100%	15
Tanker	MR	TORM LILLY	49,999	2009	100%	17
Tanker	MR	TORM LOTTE	49,999	2009	100%	16
Tanker	MR	TORM LOUISE	49,999	2009	100%	17
Tanker	MR	TORM MALAYSIA	51,737	2011	100%	19
Tanker	MR	TORM NEW ZEALAND	51,737	2011	100%	17
Tanker	MR	TORM BIRGITTE	49,995	2013	100%	31[1]
Tanker	MR	TORM BELIS	49,995	2013	100%	31[1]
Tanker	MR	TORM BEATRICE	49,995	2013	100%	31[1]
Tanker	MR	TORM PHILIPPINES	49,999	2010	100%	17
Tanker	MR	TORM SINGAPORE	51,737	2011	100%	20

TORM Fleet Overview

As of 31 December 2025

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM SOLUTION	49,999	2019	100%	28
Tanker	MR	TORM SOVEREIGN	49,999	2017	100%	25
Tanker	MR	TORM SPLENDID	49,999	2020	100%	28
Tanker	MR	TORM STELLAR	49,999	2020	100%	28
Tanker	MR	TORM STRENGTH	49,999	2019	100%	28
Tanker	MR	TORM STRONG	49,999	2019	100%	28
Tanker	MR	TORM SUBLIME	49,999	2019	100%	27
Tanker	MR	TORM SUCCESS	49,999	2019	100%	27
Tanker	MR	TORM SUPREME	49,999	2017	100%	23
Tanker	MR	TORM THOR	49,842	2015	100%	26
Tanker	MR	TORM THUNDER	49,842	2015	100%	24
Tanker	MR	TORM TIMOTHY	49,842	2015	100%	26
Tanker	MR	TORM TITAN	49,842	2016	100%	27
Tanker	MR	TORM TORINO	49,842	2016	100%	27
Tanker	MR	TORM TROILUS	49,842	2016	100%	25
Tanker	MR	TORM DANICA	49,999	2015	100%	38[1]
Tanker	MR	TORM DENISE	49,999	2015	100%	39[1]
Tanker	MR	TORM DAGMAR	49,999	2015	100%	39[1]
Tanker	MR	TORM DIANA	49,999	2016	100%	40[1]
Tanker	MR	TORM DURGA	49,680	2014	100%	42[1]
Tanker	MR	TORM DAMINI	49,746	2014	100%	42[1]
Tanker	MR	TORM DORIS	49,680	2015	100%	45[1]
Tanker	MR	TORM DAGNY	49,635	2015	100%	45[1]
Tanker	MR	TORM DEBORAH	49,680	2015	100%	45[1]
Tanker	MR	TORM DAPHNE	49,746	2015	100%	46[1]
Tanker	MR	TORM DULCE	49,680	2014	100%	42[1]
Tanker	MR	TORM DAVAO	49,990	2014	100%	32
Tanker	MR	TORM DELHI	49,990	2014	100%	32
Tanker	MR	TORM DOVER	49,990	2014	100%	32
Tanker	MR	TORM DUBAI	49,990	2014	100%	32
Tanker	MR	TORM FREEDOM	49,683	2017	100%	35

1) Indicates vessels for which TORM believes that, as of 31 December 2025, the basic charter-free market value is lower than the vessel's carrying amount.
2) Indicates that the vessels are assets held-for-sale

Glossary

Available earning days: A measure of unfixed operating days available for generating earnings.

BB: Bareboat: A form of charter arrangement where the charterer is responsible for all costs and risks in connection with the operation of the vessel.

Backwardation: A situation in which the spot price of a commodity is higher than the forward price. The opposite is known as contango.

Bunker hedge: A forward agreement used to reduce a company's exposure to fluctuating bunker costs.

Bunkers: Fuel with which to run a vessel's engines.

CAPEX: Capital expenditure.

Charter-in and leaseback days: A measure of operating days available for generating earnings from vessels that are not owned by the Company.

Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage.

Classification society: Independent organization that ensures through verification of design, construction, building process, and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Commercial management: An agreement to manage a vessel's commercial operations for the account and risk of the shipowner.

Coverage: A measure of Covered days divided by Earning days.

Covered days: A measure of fixed operating days.

CSRD: Corporate Sustainability Reporting Directive

Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish kroner.

Dwt: Deadweight ton. The cargo carrying capacity of a vessel.

EBIT/Operating profit: Earnings Before Interest and Tax.

Earning days: A measure of operating days available for generating earnings.

ESG: Environment, Social, and Governance.

ESRS: European Sustainability Reporting Standards

FFA: Forward freight agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt.

IAS: International Accounting Standards.

IFRS: IFRS Accounting Standards issued by the International Accounting Standards Board.

IMO: International Maritime Organization.

KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals.

Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt.

LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt.

MT: Metric ton.

Oaktree: Oaktree Capital Management, L.P.

Oil major: One of the world's largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total.

OPEC: Organization of the Petroleum Exporting Countries.

Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company.

P&I club: Protection & Indemnity club.

Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel, and naphtha.

Spot market: Market in which vessels are contracted for a single voyage for near-term delivery.

TC: Time charter: An agreement covering the chartering out of a vessel to an end user for a defined period of time where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers.

Technical management: An agreement to manage a vessel's technical operations and crew for the account and risk of the shipowner.

Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile.

UN Global Compact: The United Nation's social charter for enterprises, etc.

Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors.

Glossary
Key Financial Figures

TCE per day	=	$\dfrac{\text{TCE excluding unrealized gains/losses on derivatives}}{\text{Available earning days}}$
Gross profit %	=	$\dfrac{\text{Gross profit}}{\text{Revenue}}$
EBITDA %	=	$\dfrac{\text{EBITDA}}{\text{Revenue}}$
Operating profit %	=	$\dfrac{\text{Operating profit (EBIT)}}{\text{Revenue}}$
Return on Equity (RoE) %	=	$\dfrac{\text{Net profit/(loss) for the year}}{\text{Average equity}}$
Return on Invested Capital (ROiC) %	=	$\dfrac{\text{Operating profit less tax}}{\text{Average invested capital}}$
Equity ratio	=	$\dfrac{\text{Equity}}{\text{Total assets}}$
Earnings per share, EPS	=	$\dfrac{\text{Net profit/(loss) for the year}}{\text{Average number of shares}}$
Diluted earnings/(loss) per share, EPS	=	$\dfrac{\text{Net profit/(loss) for the year}}{\text{Average number of shares less average number of treasury shares}}$

Glossary
Alternative Performance Measures
Group

Throughout the annual report, several alternative performance measures (APMs) are used. The following APMs relate to the Group.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (please refer to Note 12). TORM reports net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets. The APM replaces "Net profit/(loss) for the year" excluding impairment as it is more relevant and provides more useful information.

USDm	2025	2024	2023
Reconciliation to net profit for the year			
Net profit/(loss) for the year	286.0	611.5	648.0
Profit from sale of vessels	-19.0	-51.3	-50.4
Provisions	—	—	-6.5
Expense of capitalized bank fees at refinancing	6.8	0.5	3.5
Termination of finance leases	0.2	—	1.3
Net profit for the year ex. non-recurrent items	**274.0**	**560.7**	**595.9**

Gross profit: TORM defines Gross profit, a performance measure, as revenue less port expenses, bunkers and commissions, and other cost of goods sold, charter hire and operating expenses. TORM reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from core activities. Gross profit is calculated as follows:

USDm	2025	2024	2023
Computation of gross profit			
Revenue	1,339.5	1,559.2	1,520.4
Port expenses, bunkers, commissions, and other cost of goods and services sold	-421.6	-418.5	-430.3
Operating expenses	-252.4	-245.1	-216.0
Gross profit	**665.5**	**895.6**	**874.1**

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our long-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	2025	2024	2023
Reconciliation to operating profit (EBIT)			
Operating profit (EBIT)	356.3	658.8	698.6
Tax	-9.2	2.0	-4.0
EBIT less tax	**347.1**	**660.8**	**694.6**
Invested capital, opening balance	3,005.4	2,425.5	2,142.3
Invested capital, ending balance	3,037.8	3,005.4	2,425.5
Average invested capital for the year	**3,021.6**	**2,715.5**	**2,283.9**
Return on Invested Capital (ROIC)	**11.5 %**	**24.3 %**	**30.4 %**

Glossary
Alternative Performance Measures
Group

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our long-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	2025	2024	2023
Reconciliation to operating profit (EBIT)			
Operating profit (EBIT)	356.3	658.8	698.6
Tax	-9.2	2.0	-4.0
EBIT less tax	**347.1**	**660.8**	**694.6**
Profit from sale of vessels	-19.0	-51.3	-50.4
Provisions	—	—	-6.5
EBIT less tax adjusted	**328.1**	**609.5**	**637.7**
Average invested capital[1]	3,021.6	2,715.5	2,283.9
Average impairment [2]	23.5	26.0	29.9
Average invested capital adjusted for impairment	**3,045.1**	**2,741.5**	**2,313.8**
Adjusted RoIC	**10.8 %**	**22.2 %**	**27.6 %**

1) Average invested capital is calculated as the average of the opening and closing balance of invested capital.
2) Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested Capital: Invested capital as defined by TORM measures the net investment used to achieve TORM's operating profit. TORM believes that invested capital is a relevant measure that the Management uses to measure the overall development of the assets and liabilities generating the net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	2025	2024	2023
Tangible and intangible fixed assets	2,827.7	2,846.4	2,173.9
Investments in joint ventures	—	0.1	0.1
Deferred tax asset	0.3	3.1	0.4
Other investments	2.7	0.2	—
Inventories	66.5	68.4	61.7
Trade receivables [1]	277.5	255.7	286.7
Assets held for sale	24.4	—	47.2
Non-current tax liability related to held-over gains	-45.2	-45.2	-45.2
Deferred tax liability	-0.2	-0.3	-3.6
Trade payables [2]	-112.6	-114.2	-91.3
Current tax liabilities	-0.3	-0.7	-0.6
Provisions	-0.7	-0.6	-0.5
Prepayments from customers	-2.3	-7.5	-3.3
Invested capital	**3,037.8**	**3,005.4**	**2,425.5**

1) Trade receivables also include Other receivables and Prepayments.
2) Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Glossary
Alternative Performance Measures
Group

EBITDA and Adjusted EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes.

EBITDA is used as a supplemental financial measure by the Management and external users of financial statements, such as lenders, to assess TORM operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists the Management and investors in evaluating TORM's operations by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, and which may significantly affect profit/(loss) between periods. Including EBITDA as an alternative performance measure, benefits investor in selection between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.

Due to temporary fluctuations of the fair value of freight and bunker derivatives, the Management believes that an adjustment for unrealized gains/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	2025	2024	2023
Reconciliation to net profit			
Net profit for the year	286.0	611.5	648.0
Tax	9.2	-2.0	4.0
Financial expenses	74.4	74.1	60.9
Financial income	-13.3	-24.8	-14.3
Depreciation and amortization	214.5	192.0	149.3
EBITDA	**570.8**	**850.8**	**847.9**
Reconciliation to EBITDA			
EBITDA	570.8	850.8	847.9
Fair value adjustments on freight and bunker derivatives	6.7	-6.6	-1.5
Adjusted EBITDA	**577.5**	**844.2**	**846.4**

Net interest-bearing debt: Net interest-bearing debt is defined as borrowings (current and non-current) less loans receivables and cash and cash equivalents, including restricted cash. Net interest-bearing debt depicts the net capital resources which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance TORM's investments. As such, TORM believes that net interest-bearing debt is a relevant measure which the Management uses to measure the overall development of the use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies.Net interest-bearing debt is calculated as follows:

USDm	2025	2024	2023
Borrowings [1]	1,016.3	1,243.3	1,073.5
Loan receivables	-4.4	-4.5	-4.5
Cash and cash equivalents incl. restricted cash	-163.5	-291.2	-295.6
Net interest-bearing debt	**848.4**	**947.6**	**773.4**

1) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 19 for information on capitalized loan costs.

Glossary
Alternative Performance Measures
Group

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which the Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments.

NAV/share is calculated as follows:

USDm	2025	2024	2023
Net Asset Value per share			
Total vessel values including newbuildings (broker values)	3,177.5	3,582.9	3,080.9
Vessel values of purchased secondhand vessels not delivered (broker values)	150.6	—	479.9
Committed investment capital expenditure	15.5	23.0	35.7
Committed liability capital expenditure	-141.5	-23.0	-226.1
Goodwill	1.8	1.7	1.8
Other intangible assets	4.0	2.0	1.8
Land and buildings	9.7	8.1	5.5
Other plant and operating equipment	2.5	3.3	4.4
Investments in joint ventures	—	0.1	0.1
Loan receivables	4.4	4.5	4.5
Deferred tax asset	0.3	3.1	0.4
Other investments	2.7	0.2	—
Inventories	66.5	68.4	61.7
Accounts receivables [1]	277.5	255.7	286.7
Cash and cash equivalents incl. restricted cash	163.5	291.2	295.6
Deferred tax liability	-0.2	-0.3	-3.6
Borrowings [2]	-1,016.3	-1,243.3	-1,073.5
Trade payables [3]	-112.6	-114.2	-91.3
Current tax liabilities	-0.3	-0.7	-0.6
Provisions	-0.7	-0.6	-0.5
Prepayments from customers	-2.3	-7.5	-3.3
Total Net Asset Value (NAV)	**2,602.6**	**2,854.6**	**2,860.1**
Non-controlling interest	—	0.8	1.9
Total Net Asset Value (NAV) excl. non-controlling interest	**2,602.6**	**2,853.8**	**2,858.2**
Total number of shares end of period excl. treasury shares (million)	101.3	97.3	85.7
Total Net Asset Value per share (NAV/share) (USD)	**25.7**	**29.3**	**33.4**

1) Accounts receivables includes Trade receivables, Other receivables and Prepayments.
2) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 19 for information on capitalized loan costs.
3) Trade payables includes, Trade payables, Other non-current liabilities and Other liabilities.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM's financial position, ability to meet current liabilities, and cash buffer. Further, it expresses TORM's ability to act and invest when possibilities occur.

USDm	2025	2024	2023
Cash and cash equivalents incl. restricted cash	163.5	291.2	295.6
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	398.8	323.6	342.5
Liquidity	**562.3**	**614.8**	**638.1**

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds free cash flow important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	2025	2024	2023
Net cash flow from operating activities	498.9	826.8	805.0
Net cash flow from investing activities	-152.6	-442.1	-370.6
Free cash flow	**346.3**	**384.7**	**434.4**

Glossary
Alternative Performance Measures
Tanker segment

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings on the vessels.

LTV describes the net debt ratio on the vessel and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	2025	2024	2023
Vessel values, including newbuildings (broker values)	3,177.5	3,582.9	3,080.9
Vessel values of purchased secondhand vessels not delivered (broker values)	150.6	—	479.9
Other committed investment capital expenditure	15.5	23.0	35.7
Total vessel values	**3,343.6**	**3,605.9**	**3,596.5**
Borrowings	1,011.3	1,241.3	1,067.6
- Debt on Land and buildings and Other plant and operating equipment	-8.8	-8.4	-5.4
Committed liability capital expenditure	141.5	23.0	226.1
Loan receivables	-4.4	-4.5	-4.5
Cash and cash equivalents incl. restricted cash	-155.6	-284.9	-290.7
Total (loan)	**984.0**	**966.5**	**993.1**
Loan-to-value (LTV) ratio	**29.4 %**	**26.8 %**	**27.6 %**

1) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 19 for information on capitalized loan costs.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and bareboat charters) under which the vessels may be employed between the periods. For this reason, we apply TCE earnings in our financial outlook on page 28. Below is presented a reconciliation from revenue to TCE earnings:

USDm	2025	2024	2023
Reconciliation to revenue			
Revenue	1,314.2	1,544.0	1,491.4
Port expenses, bunkers and commissions	-404.5	-409.2	-407.6
TCE earnings	**909.7**	**1,134.8**	**1,083.8**
Fair value adjustments on freight and bunker derivatives	6.7	-6.6	-1.5
Adjusted TCE earnings	**916.4**	**1,128.2**	**1,082.3**
Available earning days	31,840	31,287	29,152
TCE per earning day (USD)	28,783	36,061	37,124